US$650,000,000 AND €1,000,000,000 MULTICURRENCY REVOLVING CREDIT FACILITIES

CONTENTS
Clause	Page
2.    The Facilities    56
3.    Purpose    59
4.    Conditions of Utilisation    59
5.    Utilisation – Revolving Facility Loans    61
6.    Utilisation – Letters of Credit    62
7.    Utilisation - Us Dollar Swingline Loans    69
8.    Letters of Credit    71
9.    Repayment    76
10.    Optional Currencies    77
11.    US Dollar Swingline Facility    77
12.    Illegality, Voluntary Prepayment and Cancellation    81
13.    Mandatory Prepayment    84
14.    Restrictions    84
15.    Rate Switch, Published Rate Material Change and Interest    85
16.    Interest Periods    91
17.    Changes to the Calculation of Interest    91
18.    Fees    94
19.    Tax Gross Up and Indemnities    96
20.    Increased Costs    113
21.    Other Indemnities    116
22.    Mitigation    117
23.    Costs and Expenses    118
24.    Guarantee and Indemnity    119
25.    Representations    125
26.    Information Undertakings    131
27.    Financial Covenants    136
28.    General Undertakings    138

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29.    Events of Default    150
30.    Changes to the Lenders    156
31.    Changes to the Obligors    164
32.    Role of the Agent, the Arranging Parties, the Swingline Agent, the Issuing Agent and Others    166
33.    Conduct of Business by the Finance Parties    176
34.    Sharing among the Finance Parties    177
35.    Payment Mechanics    178
36.    Set-Off    183
37.    Notices    183
38.    Calculations and Certificates    187
39.    Tax Characterization    188
40.    Partial Invalidity    188
41.    Remedies and Waivers    188
42.    Amendments and Waivers    188
43.    Negotiated Agreement    199
44.    Confidentiality    199
45.    Counterparts    202
46.    Governing Law    202
47.    Enforcement    202
48.    Contractual Recognition of Bail-In    204
49.    Acknowledgement regarding any Supported QFCs    206
Schedule 1 The Parties    208
Part I The Original Obligors    208
Part II The Original Lenders    209
Part III The US Dollar Swingline Original Lenders    210
Part IV The Bookrunners and Mandated Lead Arrangers    211
Part V The Mandated Lead Arrangers    212
Part VI The Material Subsidiaries    214
Schedule 2 Conditions Precedent    215
Part I Conditions Precedent to Initial Utilisation    215
Part II Conditions precedent to be delivered by Additional Obligors    217
Conditions precedent to Signing    219
Schedule 3 Requests    221

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Part I Utilisation Request Loans    221
Part II Utilisation Request Letters of Credit    222
Part III Utilisation Request Us Dollar Swingline Loans    224
Schedule 4 Form of Transfer Certificate    226
Schedule 5 Form of Assignment Agreement    229
Schedule 6 Form of Accession Letter    232
Schedule 7 Form of Resignation Letter    234
Schedule 8 Form of Compliance Certificate    235
Schedule 9 Timetables - Loans - Notices to the Agent    236
Schedule 10 Form of Letter of Credit    239
Schedule 11 Agents' Details    245
Schedule 12 Borrowers' Details    246
Schedule 13 Agreed Security Principles    247
Schedule 14 Form of Affidavit    252
Schedule 15 Substitute Affiliate Lender    259
Schedule 16 Self Declaration Form    262
Schedule 17 Reference Rate Terms    264
Part I US Dollars    264
Part II Pounds Sterling    272
Part III EURO PART A EURO – TERM RATE Advances    276
Schedule 18 Daily Non-Cumulative Compounded RFR Rate    283
Schedule 19 Cumulative Compounded RFR Rate    285

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THIS SENIOR FACILITIES AGREEMENT (this "Agreement") is dated as of 30 March 2026, and made among:
(1)BRIGHTSTAR LOTTERY PLC, a public limited company incorporated under the laws of England and Wales (the "Parent");
(2)THE ENTITIES listed in Part I of Schedule 1, as borrowers (each, an "Original Borrower", and, together, the " Original Borrowers");
(3)THE ENTITIES listed in Part I of Schedule 1, as guarantors (each, an " Original Guarantor", and, together, the " Original Guarantors");
(4)BANK OF AMERICA EUROPE DAC, CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK, MILAN BRANCH, and MEDIOBANCA – BANCA DI CREDITO FINANZIARIO S.P.A. , as global coordinators, bookrunners and mandated lead arrangers (the “Global Coordinators”);
(5)THE ENTITIES listed in Part IV of Schedule 1, as bookrunners and mandated lead arrangers (the "Bookrunners and Mandated Lead Arrangers");
(6)THE ENTITIES listed in Part V of Schedule 1, as mandated lead arrangers (the "Mandated Lead Arrangers");
(7)THE ENTITIES listed in Part II of Schedule 1 (The Parties), as lenders (the "Original Lenders");
(8)MEDIOBANCA – BANCA DI CREDITO FINANZIARIO S.P.A., as facility agent of the other Finance Parties (the "Agent");
(9)MEDIOBANCA – BANCA DI CREDITO FINANZIARIO S.P.A., as issuing agent of the Lenders (the "Issuing Agent");
(10)KEYBANK NATIONAL ASSOCIATION, as agent of the US Dollar Swingline Lenders (the "Swingline Agent"); and
(11)THE ENTITIES listed in Part III of Schedule 1 (The Parties), as US Dollar Swingline Lenders (the "US Dollar Swingline Original Lenders").
IT IS AGREED as follows:
1.DEFINITIONS AND INTERPRETATION
1.1Definitions
In this Agreement:
"Acceptable Bank" means:
(a)a bank or financial institution which has a rating for its long term unsecured and non credit-enhanced debt obligations of BBB- or higher by S&P or Fitch or Baa3 or higher by Moody's or a comparable rating from an internationally recognised credit rating agency;
(b)a Lender or any of its Affiliates; or
(c)any other bank or financial institution approved by the Agent, the Swingline Agent and the Issuing Agent.

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"Accession Letter" means a document substantially in the form set out in Schedule 6 (Form of Accession Letter) or in any other form acceptable to the Parent and the Agent.
"Accounting Principles" means generally accepted accounting principles in the United States, the United Kingdom and the Republic of Italy, as the case may be, including IFRS.
"Additional Borrower" means a company which becomes a Borrower in accordance with Clause 31 (Changes to the Obligors).
"Additional Business Day" means any day specified as such in the applicable Reference Rate Terms.
"Additional Guarantor" means a person which becomes a Guarantor in accordance with Clause 31 (Changes to the Obligors).
"Additional Obligor" means an Additional Borrower or an Additional Guarantor.
"Administrative Questionnaire" means an Administrative Questionnaire in a form supplied by the Agent.
"Affidavit" means the affidavit substantially in the form set out in Schedule 14 (Form of Affidavit) as approved by the Italian Revenues Agency and made available on the website www.agenziaentrate.gov.it.
"Affiliate" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of such Holding Company.
"Agent's Fee Letter" means the fee letter dated on or about the Signing Date between the Agent and the Parent.
"Agent's Spot Rate of Exchange" means, for a currency, the rate determined by the Agent, the Swingline Agent or the Issuing Agent (as applicable) to be the rate quoted by the person acting in such capacity as the spot rate for the purchase by such person of such currency with another currency through its principal foreign exchange trading office at approximately 11:00 a.m. on the date two (2) Business Days prior to the date as of which the foreign exchange computation is made; provided that the Agent, the Swingline Agent or the Issuing Agent may obtain such spot rate from another financial institution designated by the Agent, the Swingline Agent or the Issuing Agent if the person acting in such capacity does not have as of the date of determination a spot buying rate for any such currency; and provided further that the Issuing Agent may use such spot rate quoted on the date as of which the foreign exchange computation is made in the case of any Letter of Credit denominated in an Optional Currency.
"Agreed Security Principles" means the principles set out in Schedule 13 (Agreed Security Principles).
"Alternative Term Rate" means any rate specified as such in the applicable Reference Rate Terms.
"Alternative Term Rate Adjustment" means any rate which is either:
(d)specified as such in the applicable Reference Rate Terms; or
(e)determined by the Agent (or by any other Finance Party which agrees to determine such rate in place of the Agent) in accordance with the methodology specified in the applicable Reference Rate Terms.
"Anti-Corruption Laws" means all laws, rules and regulations of any applicable jurisdiction concerning or relating to bribery or corruption.

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"Anti-Money Laundering Laws" means (a) the Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956 et seq.); and (b) any similar laws, rules and regulations of any applicable jurisdiction concerning or relating to anti-money laundering.
"Anti-Terrorism Law" means each of:
(f)the Executive Order;
(g)the USA PATRIOT Act;
(h)the Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956 et seq.);
(i)the Foreign Asset Control Laws;
(j)the Bank Secrecy Act (31 U.S.C. §§ 5311 et seq.);
(k)the International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.);
(l)the Trading with the Enemy Act (50 U.S.C. §§ 1 et seq.); and
(m)any similar law enacted in the United States of America subsequent to the Signing Date.
"Arranging Parties" means the Global Coordinators, the Bookrunners and Mandated Lead Arrangers and the Mandated Lead Arrangers.
"Assignment Agreement" means an agreement substantially in the form set out in Schedule 5 (Form of Assignment Agreement) or any other form agreed between the relevant assignor and assignee.
"Auditors" means PricewaterhouseCoopers or any other firm approved in advance by the Agent (such approval not to be unreasonably withheld or delayed).
"Authorisation" means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.
"Availability Period" means:
(n)in relation to Revolving Facility A, the period from and including the Signing Date to and including the date falling one (1) Month prior to the Final Maturity Date; and
(o)in relation to Revolving Facility B, the period from and including the Signing Date to and including the date falling one (1) Month prior to the Final Maturity Date.
"Available Revolving Commitment" means, in relation to:
(p)Revolving Facility A (but without limiting Clause 7.5 (Relationship with Revolving Facility A)), a Lender's Revolving Facility A Commitment less:
(i)the Base Currency Amount of its participation in any outstanding Utilisations (including any Revolving Facility A Loan deemed as such pursuant to Clause 8.3 (Claims under a Letter of Credit)); and
(ii)in relation to any proposed Utilisation, the Base Currency Amount of its participation in any Utilisations (other than the proposed Utilisation) that are due to be made under Revolving Facility A on or before the proposed Utilisation Date; and
(q)Revolving Facility B, a Lender's Revolving Facility B Commitment less:

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(i)the Base Currency Amount of its participation in any outstanding Utilisations (including any Revolving Facility B Loan deemed as such pursuant to Clause 8.3 (Claims under a Letter of Credit)); and
(ii)in relation to any proposed Utilisation, the Base Currency Amount of its participation in any Utilisations (other than the proposed Utilisation) that are due to be made under Revolving Facility B on or before the proposed Utilisation Date.
For the purposes of calculating a Lender's Available Revolving Commitment in relation to any proposed Utilisation of Loans, such Lender's participation in any Loans under Revolving Facility A or as the case may be, Revolving Facility B that are due to be repaid or prepaid on or before the proposed Utilisation Date as well as such Lender's US Dollar Swingline Commitments to the extent that they are due to be reduced or cancelled on or before the proposed Utilisation Date shall not be deducted from a Lender's Commitment under such Revolving Facility.
For the purposes of calculating a Lender's Available Revolving Commitment in relation to any proposed Utilisation under a Revolving Facility, such Lender's participation in any Letters of Credit issued under such Revolving Facility that are due to be reduced or cancelled on or before the proposed Utilisation Date under such Revolving Facility shall not be deducted from a Lender's Commitment under the relevant Revolving Facility.
"Available Revolving Facility" means, in relation to each Revolving Facility, the aggregate for the time being of each Lender's Available Revolving Commitment in respect of that Revolving Facility.
"Available US Dollar Swingline Commitment" of a US Dollar Swingline Lender means (but without limiting Clause 7.5 (Relationship with Revolving Facility A)) such Lender's US Dollar Swingline Commitment minus:
(a)the amount of its participation in any outstanding US Dollar Swingline Loans; and
(b)in relation to any proposed Utilisation under the US Dollar Swingline Facility, the amount of its participation in any US Dollar Swingline Loans that are due to be made under the US Dollar Swingline Facility on or before the proposed Utilisation Date, other than such Lender's participation in any US Dollar Swingline Loans that are due to be repaid or prepaid on or before the proposed Utilisation Date.
"Available US Dollar Swingline Facility" means the aggregate for the time being of each US Dollar Swingline Lender's Available US Dollar Swingline Commitment.
"B&D Holding" means B&D Holding di Marco Drago e C. S.a.p.a., a company (società in accomandita per azioni) incorporated under the laws of the Republic of Italy.
"Base Case Model" has the meaning given to it in Clause 27.1 (Financial definitions).
"Base Currency" means, in relation to Revolving Facility A, US Dollars and, in respect of Revolving Facility B, Euro.
"Base Currency Amount" means in relation to a Utilisation, the amount specified in the Utilisation Request delivered by the relevant Borrower for that Utilisation (or, if the amount requested is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent's Spot Rate of Exchange on the date which is three (3) Business Days before the Utilisation Date or, if later, on the date the Agent receives the Utilisation Request in accordance with the terms of this Agreement and, in the case of a Letter of Credit, as adjusted under Clause 6.10 (Revaluation of Letters of Credit) to reflect

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any repayment (other than a repayment arising from a change of currency), prepayment, cancellation or reduction (as applicable) of the Utilisation, as adjusted to reflect any repayment, prepayment, consolidation or division of a Utilisation).
"Borrower" means an Original Borrower or an Additional Borrower, unless it has ceased to be a Borrower in accordance with Clause 31 (Changes to the Obligors).
"Borrower DTTP Filing" has the meaning given to it in Clause 19.1 (Definitions).
"Borrower Materials" has the meaning given to it in Clause 26.7 (Posting on electronic system).
"Break Costs" means any amount specified as such in the applicable Reference Rate Terms.
"Business" means, with respect to the Group:
(c)the design, manufacture, sale, lease, delivery, installation, operation or maintenance of hardware and equipment (e.g. computers, computer terminals, on-line lottery terminals, instant ticket vending and dispensing machines, self-service terminals, gaming devices and machines, video lottery terminals, slot machines and amusement with prize machines) (collectively, "Gaming Hardware") and the design, development, sale, licensing, delivery, installation, operation or maintenance of software or game content (collectively, "Gaming Software") pertaining to the operation of games of chance or skill or pari-mutuel or fixed odds games (including lotteries (e.g. on-line, off-line, passive ticket, instant/scratch ticket, break-open ticket and video), pari-mutuel betting, bingo, race tracks, jai alai, legalized bookmaking, off-track betting, casino games, racino, keno, lotto and sports betting) (collectively, "Games") and the provision of any type of ancillary service or product related to or connected with the foregoing;
(d)the management, ownership or operation of (i) Games; (ii) Gaming Hardware; (iii) Gaming Software; and (iv) sales channels (retail, interactive and mobile) and the exercise of any governmental power or authority granted to any member of the Group in connection with any of the foregoing businesses set out at (i) to (iv) (including acting as operator/private manager of legal gaming licenses and concessions) and the provision of any products or services related to any of the foregoing businesses set out at (i) to (iv) (including marketing activities and services, player tracking activities and loyalty management, back-office software (player management tools), field service, field sales force management and security and consulting services to customers including software, telecommunications, marketing and other related advisory services or other ancillary tools and platform related services);
(e)(i) the provision of any type of government or state benefits processing or eligibility, or payment processing (including tax, utility, fines, fees and duties payment processing) and any products or services related to any of the foregoing businesses set out at paragraphs (a) and (b) and this paragraph (c); and (ii) the exercise of any governmental power or authority granted to any member of the Group in connection with the foregoing businesses described in paragraphs (a) and (b) above and in this paragraph (c);
(f)the provision of any type of commercial transaction processing or distribution services, including (i) debit, credit and bill payment transactions and money transfer transactions; (ii) distribution services such as electronic top-up services for pre-paid mobile and fixed-line telephone accounts and ticketing services for sporting, musical and other events; (iii) stored value services such as pre-paid cards for pay TV channels and debit cards; and (iv) any products or services related to the foregoing businesses described in paragraphs (a) through (c) above and in this paragraph (d);

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(g)the provision of any type of information technology or any services derived from the technical, management, operational or other expertise developed or used by any member of the Group in connection with any business described herein and any products or services related to the foregoing businesses described in paragraphs (a) through (d) above and in this paragraph (e);
(h)the provision of any type of telecommunication services and other communications services similar to those or provided in connection with the businesses described in paragraphs (a) through (d) above;
(i)the design, manufacture, printing, sale or distribution (whether physically, electronically or by any other method) of instant, scratch, traditional or other lottery tickets (whether such tickets are physical, electronic or expressed through any other medium and whether such tickets allow the player to remove a cover layer (or any semblance thereof) physically, electronically or by any other method, to reveal whether the ticket is a prize winner) and the provision of any products or services related to the foregoing business described in paragraphs (a) through (f) above and in this paragraph (g);
(j)the employment of any hardware or software utilised in any of the businesses described in paragraphs (a) through (g) above whether by sale, lease, license or service in either government or commercial enterprises worldwide;
(k)the provision of social games, including through Internet websites and applications for smart phones, tablets and other devices; and
(l)any other business that is related to, or which is an extension, development or expansion of, any of the foregoing businesses described in paragraphs (a) through (i).
"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in Providence (Rhode Island), London, Milan and New York and:
(m)(in relation to any date for payment or purchase of a currency other than Euro and US Dollars) the principal financial centre of the country of that currency; or
(n)(in relation to any date for payment or purchase of Euro) which is a TARGET Day; and
(o)(in relation to:
(i)the fixing of an interest rate in relation to a Term Rate Loan;
(ii)any date for payment or purchase of an amount relating to a Compounded Rate Loan; or
(iii)the determination of the first day or the last day of an Interest Period for a Compounded Rate Loan, or otherwise in relation to the determination of the length of such an Interest Period), which is an Additional Business Day relating to such Loan or Unpaid Sum.
"Calculation Date" has the meaning given to it in Clause 27.1 (Financial definitions).
"Cash Collateral Account" means:
(a)an account to be established by the Agent in its name for the deposit of cash cover required to be posted pursuant to paragraph (b) of Clause 6.10 (Revaluation of Letters of Credit) and any replacement account thereof; and

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(b)an account to be established by the Issuing Agent in its name for the deposit of cash cover required to be posted pursuant to Clause 8.6 (Cash cover by Borrower) in respect of Issuing Agent or Lender exposure to a Borrower or a beneficiary and any replacement account thereof.
"Cash Equivalent Investments" means at any time:
(c)demand or overnight deposits, time deposits, Eurodollar time deposits, bankers acceptances or certificates of deposit (in any case maturing within one (1) year after the relevant date of calculation):
(i)with or issued by an Acceptable Bank; or
(ii)with or issued by a Non-Acceptable Bank; provided that the amount of any such investments does not at any time exceed in the aggregate US$50,000,000 (or its equivalent in any other currencies);
(d)any investment in marketable debt obligations issued or guaranteed by the government of the United States of America, the United Kingdom, any member state of the European Economic Area or any Participating Member State or by an instrumentality or agency of any of them having an equivalent credit rating and any auction rate, variable rate or demand securities issued or guaranteed by any federal, state or municipal governmental authority of the United States of America, in each case, having a credit rating equal to BBB or higher by S&P or Baa2 or higher by Moody's, maturing or having a scheduled auction within one (1) year after the relevant date of calculation and not convertible or exchangeable to any other security;
(e)commercial paper not convertible or exchangeable to any other security:
(i)for which a recognised trading market exists;
(ii)issued by an issuer organised under the laws of the United States of America, the United Kingdom, any member state of the European Economic Area or any Participating Member State;
(iii)which matures within one (1) year after the relevant date of calculation; and
(iv)which has a credit rating of either A-1 or higher by S&P or F-1 or higher by Fitch or P-1 or higher by Moody's, or, if no rating is available in respect of the commercial paper, the issuer of which has, in respect of its long-term unsecured and non-credit enhanced debt obligations, an equivalent rating;
(f)sterling bills of exchange eligible for rediscount at the Bank of England and accepted by an Acceptable Bank (or their dematerialised equivalent);
(g)any investment accessible within thirty (30) days in money market funds which have a credit rating of either A-1 or higher by S&P or F-1 or higher by Fitch or P-1 or higher by Moody's and which invest substantially all their assets in securities of the types described in paragraphs (a) through (d) above; or
(h)any other debt security approved by the Majority Lenders, in each case to which any member of the Group is beneficially entitled at that time and which is not issued or guaranteed by any member of the Group or subject to any Security.
"Central Bank Rate" has the meaning given to it in the applicable Reference Rate Terms.
"Central Bank Rate Adjustment" has the meaning given to it in the applicable Reference Rate Terms.

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"Change of Control" means any person or group of persons acting in concert (other than any of the entities or companies constituting the Principal Shareholders) gains control of the Parent.
For the purpose of the paragraph above "control" means:
(i)the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:
(i)cast, or control the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of the Parent; or
(ii)appoint or remove all, or the majority, of the directors or other equivalent officers of the Parent; or
(iii)give directions with respect to the operating and financial policies of the Parent with which the directors or other equivalent officers of the Parent are obliged to comply; or
(j)the holding of more than thirty per cent. (30%) of the issued share capital of the Parent (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital) save in circumstances where the Principal Shareholders between them continue to hold directly or indirectly (whether by way of ownership of shares, proxy, contract, agency or otherwise) more of such issued share capital than the relevant person or group of persons.
For the purpose of the paragraph above "acting in concert" means, a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition by any of them, either directly or indirectly, of shares in the Parent, to obtain or consolidate control of the Parent.
"Change of Tax Law" has the meaning given to it in Clause 19 (Definitions).
"Code" means the United States Internal Revenue Code of 1986 (26 U.S.C. §§ 1 et seq.).
"Commodity Exchange Act" means the United States Commodity Exchange Act (7 U.S.C. §§ 1 et seq.) and any successor statute.
"Common Security Agent" has the meaning given to it in the Intercreditor Agreement.
"Compliance Certificate" means a certificate substantially in the form set out in Schedule 8 (Form of Compliance Certificate) or otherwise in form and substance satisfactory to the Agent.
"Compounded Rate Currency" means Pound Sterling and any other currency which is not a Term Rate Currency.
"Compounded Rate Interest Payment" means the aggregate amount of interest that:
(k)is, or is scheduled to become, payable under any Finance Document; and
(l)relates to a Compounded Rate Loan.
"Compounded Rate Loan" means any Loan or, if applicable, Unpaid Sum which is not a Term Rate Loan.
"Compounded Reference Rate" means, in relation to any RFR Banking Day during the Interest Period of a Compounded Rate Loan, the percentage rate per annum which is the sum of:

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(m)the Daily Non-Cumulative Compounded RFR Rate for such RFR Banking Day; and
(n)the applicable Credit Adjustment Spread (if any).
"Compounding Methodology Supplement" means, in relation to the Daily Non-Cumulative Compounded RFR Rate or the Cumulative Compounded RFR Rate, a document which:
(o)is agreed in writing by the Parent, the Agent (in its own capacity) and the Agent (acting on the instructions of the Majority Lenders);
(p)specifies a calculation methodology for such rate; and
(q)has been made available to the Parent and each Finance Party.
"Confidential Information" means all information relating to the Parent, any Obligor, the Group, the Finance Documents or a Revolving Facility of which a Finance Party becomes aware in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or a Revolving Facility from either:
(r)any member of the Group or any of its advisors; or
(s)another Finance Party, if the information was obtained by such Finance Party directly or indirectly from any member of the Group or any of its advisors, in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:
(i)is or becomes public information other than as a direct or indirect result of any breach by such Finance Party of the terms of this Agreement; or
(ii)is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisors; or
(iii)is known by such Finance Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by such Finance Party after that date, from a source which is, as far as such Finance Party is aware, unconnected with the Group and which, in either case, as far as such Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.
"Confidentiality Undertaking" means a confidentiality undertaking substantially in the recommended form of the LMA or in any other form agreed between the Borrowers and the Agent.
"Consolidated Interest Expense" has the meaning given to it in Clause 27.1 (Financial Definitions).
"Credit Adjustment Spread" means in respect of any Compounded Rate Loan or any Term Rate Loan, any rate which is either:
(a)specified as such in the applicable Reference Rate Terms; or
(b)if a methodology is specified in the applicable Reference Rate Terms, as determined by the Agent (or by any other Finance Party which agrees with the Parent and the Majority Lenders to determine such rate in place of the Agent) in accordance with such methodology.

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"Cumulative Compounded RFR Rate" means, in relation to an Interest Period for a Compounded Rate Loan, the percentage rate per annum determined by the Agent (or by any other Finance Party which agrees to determine such rate in place of the Agent) in accordance with the methodology set out in Schedule 19 (Cumulative Compounded RFR Rate) or in any relevant Compounding Methodology Supplement.
"Daily Non-Cumulative Compounded RFR Rate" means, in relation to any RFR Banking Day during an Interest Period for a Compounded Rate Loan, the percentage rate per annum determined by the Agent (or by any other Finance Party which agrees to determine such rate in place of the Agent) in accordance with the methodology set out in Schedule 18 (Daily Non-Cumulative Compounded RFR Rate) or in any relevant Compounding Methodology Supplement.
"Daily Rate" means the rate specified as such in the applicable Reference Rate Terms.
"Default" means an Event of Default or any event or circumstance specified in Clause 29 (Events of Default) which would (with the expiry of a grace period or the giving of notice, the making of any determination (where any provision of Clause 29 (Events of Default) expressly requires a determination to be made) or any combination of any of the foregoing) be an Event of Default.
"Defaulting Lender" means any Lender:
(c)which has failed to make its participation in a Loan available or has notified the Agent that it will not make its participation in a Loan available by the Utilisation Date of such Loan in accordance with Clause 5.4 (Lenders' participation);
(d)which has otherwise rescinded or repudiated a Finance Document; or
(e)with respect to which an Insolvency Event has occurred and is continuing.
Unless, in the case of paragraph (a) above:
(i)its failure to pay is caused by:
(A)administrative or technical error; or
(B)a Disruption Event; and
payment is made within five (5) Business Days of its due date; or
(ii)the Lender is disputing in good faith whether it is contractually obliged to make the payment in question.
"Designated Person" means a person or entity:
(a)listed in the annex to, or otherwise subject to the provisions of, the Executive Order;
(b)named as a "Specially Designated National and Blocked Person" on the most current list published by OFAC at its official website or any replacement website or other replacement official publication of such list; or
(c)to the best of the Obligor's knowledge, with which any Finance Party is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law.
"Designated Website" has the meaning given to it in Clause 37.7 (Use of websites).
"Dispute" has the meaning given to it in paragraph (a) of Clause 47.1 (Jurisdiction of English courts).

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"Disruption Event" means either or both of:
(d)a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facilities (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or
(e)the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:
(i)from performing its payment obligations under the Finance Documents; or
(ii)from communicating with other Parties in accordance with the terms of the Finance Documents, and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.
"Distribution" means:
(a)any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on or in respect of share capital (or any class of share capital) paid by the Parent; or
(b)the payment or distribution of any dividend or share premium reserve by the Parent.
"Double Taxation Treaty" means a double taxation agreement made between any Relevant Tax Jurisdiction and any other jurisdiction which makes provision for full exemption from, or a reduction in, Tax imposed by such Relevant Tax Jurisdiction on interest.
"Dutch Borrower" has the meaning given to it in Clause 19 (Definitions).
"Dutch Lottery HoldCo" means Brightstar Lottery Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of The Netherlands and registered with the Dutch chamber of commerce’ under number 80313566.
"Dutch Obligor" means a Borrower or a Guarantor which is incorporated under the laws of the Netherlands.
"Dutch Treaty Lender" has the meaning given to it in Clause 19 (Definitions).
"Dutch Treaty State" has the meaning given to it in Clause 19 (Definitions).
"EBITDA" has the meaning given to it in Clause 27.1 (Financial Definitions).
"ERISA" means the United States Employee Retirement Income Security Act of 1974 and any applicable regulations promulgated thereunder.
"ERISA Affiliate" means, with respect to any Obligor, any person that for the purposes of Title IV of ERISA is from time to time a member of the controlled group of any Obligor or under common control with any Obligor within the meaning of Section 414 of the Code.
"ERISA Event" means:

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(c)the occurrence of a reportable event, within the meaning of Section 4043(c) of ERISA, with respect to any Plan unless the 30-day notice requirement with respect to such event has been waived by the PBGC; or
(d)the requirements of Section 4043(b) of ERISA applied with respect to a contributing sponsor, as defined in Section 4001(a)(13) of ERISA, of a Plan and an event described in paragraph (9), (10), (11), (12) or (13) of Section 4043(c) of ERISA is reasonably expected to occur with respect to such Plan within the following thirty (30) days;
(e)the application for a minimum funding waiver with respect to a Plan;
(f)the provision by the administrator of any Plan of a notice of intent to terminate such Plan pursuant to Section 4041(a)(2) of ERISA (including any such notice with respect to a plan amendment referred to in Section 4041(e) of ERISA);
(g)the cessation of operations at a facility of any Obligor or any ERISA Affiliate in the circumstances described in Section 4062(e) of ERISA;
(h)the withdrawal by any Obligor or any ERISA Affiliate from a Plan during a plan year for which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA;
(i)the failure to make a required contribution to any Plan that would result in the imposition of an encumbrance under the Code or ERISA;
(j)the institution by the PBGC of proceedings to terminate a Plan pursuant to Section 4042 of ERISA, or the occurrence of any event or condition described in Section 4042 of ERISA that constitutes grounds for the termination of, or the appointment of a trustee to administer, such Plan;
(k)a determination that any Plan is, or is expected to be, in at-risk status (within the meaning of Title IV of ERISA); or
(l)the receipt by any Obligor or ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from any Obligor or ERISA Affiliate of any notice that a Multiemployer Plan is in endangered or critical status (within the meaning of Section 305 of ERISA).
"ESG KPI Targets" has the meaning given to it in the definition of "Margin".
"Euro" or "€" means the single currency of the Participating Member States.
"Event of Default" means any event or circumstance specified as such in Clause 29 (Events of Default).
"Excluded Assets" means (i) loans to and receivables from other members of the Group, (ii) investments in Subsidiaries and (iii) consolidation entries (e.g., purchase accounting entries for goodwill and fair value adjustments to assets and liabilities) and elimination entries.
"Excluded EBITDA Entries" means consolidation entries and elimination entries.
"Excluded Swap Obligation" means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the guarantee of such Guarantor of, or the grant by such Guarantor of Security to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor's failure for any reason not to constitute an "eligible contract participant" as defined in the Commodity Exchange Act and the regulations thereunder at the time the guarantee of such Guarantor or the grant of such Security becomes effective with respect to such related Swap Obligation. If a Swap

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Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee or Security is or becomes illegal.
"Executive Order" means the US Executive Order No. 13224 on Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism.
"Exempt Lender" has the meaning given to it in Clause 19 (Definitions).
"Existing Dutch Term Loan Facilities" means the €1,000,000,000 term loan facilities provided under a senior facilities agreement originally dated 25 July 2017, as amended and as amended and restated from time to time, among, inter alios, the Parent, as the Parent, and the Agent, as the Agent.
"Existing Indebtedness" means any Financial Indebtedness outstanding at any time under the Existing Notes, the Existing Revolving Credit Facilities, the Existing Dutch Term Loan Facilities and the Existing Italian Term Loan Facilities.
"Existing Italian Term Loan Facilities" means the €1,000,000,000 term loan facilities provided under a senior facilities agreement dated 14 March 2025, as amended and as amended and restated from time to time, among, inter alios, the Parent, as the Parent, and the Agent, as the Agent.
"Existing Lender" has the meaning given to it in Clause 30.1 (Assignments and transfers by the Lenders).
"Existing Notes" means each of the following:
(a)€500,000,000 2.375% Senior Secured Notes due 15 April 2028 issued by the Parent;
(b)US$750,000,000 5.25% Senior Secured Notes due 15 January 2029 issued by the Parent;
(c)€500,000.000 4.250% Senior Secured Notes due 15 March 2030 issued by Dutch Lottery HoldCo; and
(d)US$750,000,000 5.750% Senior Secured Notes due 15 January 2033 issued by the Parent and the US Lottery OpCo.
"Existing Revolving Credit Facilities" means the US$820,000,000 and €1,000,000,000 multicurrency revolving credit facilities provided under a senior facilities agreement originally dated 4 November 2014, as amended and as amended and restated from time to time, among, inter alios, the Parent, as the Parent, and the Agent, as the Agent.
"Existing Security" means any Security described in Schedule 6 of the Intercreditor Agreement (as amended from time to time).
"Expiry Date" means, for a Letter of Credit, the last day of its Term.
"Facilities" means Revolving Facility A, Revolving Facility B and the US Dollar Swingline Facility and "Facility" means any one of them.
"Facility Office" means in respect of a Lender or an Issuing Agent, the office or offices notified by such Lender or an Issuing Agent to the Agent in writing on or before the date it becomes a Lender or an Issuing Agent (and, following that date, by not less than five (5) Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement.

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"Fallback Interest Period" means, in relation to a Term Rate Loan, the period specified as such in the applicable Reference Rate Terms.
"FATCA" means:
(a)Sections 1471 to 1474 of the Code or any associated regulations;
(b)any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or
(c)any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.
"FATCA Application Date" means:
(d)in relation to a "withholdable payment" described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014; or
(e)in relation to a "passthru payment" described in section 1471(d)(7) of the Code not falling within paragraph (a) above, the first date from which such payment may have become subject to a deduction or withholding required by FATCA;
or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA as a result of any change in FATCA after the Signing Date.
"FATCA Deduction" means a deduction or withholding from a payment under a Finance Document required by FATCA.
"FATCA Exempt Party" means a Party that is entitled to receive payments free from any FATCA Deduction.
"Federal Funds Rate" means, in relation to any day, the rate per annum equal to:
(f)the weighted average of the rates on overnight Federal funds transactions with members of the US Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a New York Business Day, for the immediately preceding New York Business Day) by the Federal Reserve Bank of New York; or
(g)if a rate is not so published for any day which is a New York Business Day, the average of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognised standing selected by the Agent.
"Federal Reserve Board" means the Board of Governors of the Federal Reserve System of the United States (or any successor thereto).
"Fee Letter" means the Upfront and Structuring Fee Letter, the Agent's Fee Letter, the Swingline Agent's Fee Letter and any letter or letters dated on or about the Signing Date between, inter alios, the Global Coordinators and the Borrowers (or the Agent and the Borrowers) setting out any of the fees referred to in Clause 18 (Fees).
"Final Maturity Date" means, in relation to each Facility, 30 March 2031.

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"Finance Document" means this Agreement, any Accession Letter, any Compliance Certificate, the Intercreditor Agreement, the Security Documents, any Fee Letter, any Resignation Letter, any Utilisation Request, any Reference Rate Supplement, any Compounding Methodology Supplement, and any document, agreement or instrument entered into by an Issuing Agent and a Borrower or in favour of an Issuing Agent and relating to any Letter of Credit and any other document designated as a "Finance Document" by the Agent and the Borrowers.
"Finance Party" means the Agent, the Arranging Parties, the Sustainability Coordinators, any US Dollar Swingline Lender, the Lenders, the Swingline Agent and any Issuing Agent.
"Financial Indebtedness" means any indebtedness for or in respect of (without double counting):
(h)monies borrowed;
(i)any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;
(j)any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;
(k)the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with the applicable Accounting Principles, be treated as a finance or capital lease;
(l)receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);
(m)for the purposes of paragraph (e) of the definition of Permitted Guarantee, Clause 28.12 (Priority Financial Indebtedness) and an Event of Default only, any Treasury Transaction (and, when calculating the value of that Treasury Transaction, only the marked to market value as at the relevant date on which Financial Indebtedness is calculated (or, if any actual amount is due as a result of the termination or close-out of that Treasury Transaction, that amount) shall be taken into account);
(n)any counter-indemnity obligation in respect of a guarantee, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution;
(o)any amount of any liability under an advance or deferred purchase agreement if (i) one of the primary reasons behind entering into the agreement is to raise finance or (ii) the agreement is in respect of the supply of assets or services and payment is due more than one hundred and fifty (150) days after the date of supply;
(p)any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing; and
(q)the amount of any liability in respect of any guarantee for any of the items referred to in paragraphs (a) through (i) above;
provided that any counter-indemnity obligation in respect of performance or similar bonds, letters of credit (including Letters of Credit) or guarantees, in each case, guaranteeing performance by a member of the Group in relation to a liability (other than a liability in respect of Financial Indebtedness) which arises in the ordinary course of those activities described in the definition of "Business" shall not constitute Financial Indebtedness unless and until, and to the extent that, such performance or similar bonds, letters of credit (including Letters of Credit) or guarantees are drawn or called (as applicable).

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"Financial Quarter" means, with respect to the Parent, each of the quarterly periods ending on each Quarter End Date in each Financial Year by reference to which the quarterly accounts of members of the Group are prepared.
"Financial Year" means each period ending on 31 December in respect of which annual audited consolidated financial statements of the Group are required to be prepared.
"Fitch" means Fitch Ratings Ltd.
"Foreign Asset Control Laws" means the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701 et seq., the Trading with the Enemy Act, 50 U.S.C. App. §§ 1 et seq., any Executive Order or regulation promulgated thereunder and administered by OFAC.
"Fraudulent Transfer Law" means any applicable US Bankruptcy Law or any applicable US state fraudulent transfer or conveyance law.
"Funding Rate" means any individual rate notified by a Lender to the Agent pursuant to paragraph (a)(ii) of Clause 17.4 (Cost of funds).
"Group" means the Parent and its Subsidiaries from time to time and "member of the Group" means any one of them.
"Guarantee Sub-limit" means:
(r)with respect to Revolving Facility A, the lesser of:
(i)US$200,000,000 (or its equivalent in other currencies); and
(ii)the Total Revolving Facility A Commitments; and
(s)with respect to Revolving Facility B, the lesser of:
(i)€200,000,000 (or its equivalent in other currencies); and
(ii)the Total Revolving Facility B Commitments.
"Guarantor" means an Original Guarantor or an Additional Guarantor, unless it has ceased to be a Guarantor in accordance with Clause 31 (Changes to the Obligors).
"Hedging Bank" means any (i) Lender or (ii) Affiliate of a Lender which has delivered an Accession Letter in the form set out in Schedule 6 (Form of Accession Letter), in each case which has entered into a hedging arrangement with any member of the Group in respect of a Treasury Transaction.
"Hedging Document" means the documents entered into between a Hedging Bank and a member of the Group for the purposes of implementing a hedging arrangement in respect of a Treasury Transaction.
"Historic Primary Term Rate" means, in relation to any Term Rate Loan, the most recent applicable Primary Term Rate for a period equal in length to the Interest Period of such Loan and which is as of a day which is no more than five (5) days before the Quotation Day.
"Holding Company" means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.
"IFRS" means international accounting standards within the meaning of IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.
"Impaired Agent" means the Agent, the Swingline Agent or the Issuing Agent, as the context requires, at any time when:

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(a)it has failed to make (or has notified a Party that it will not make) a payment required to be made by it under the Finance Documents by the due date for payment;
(b)it otherwise rescinds or repudiates a Finance Document;
(c)(if it is also a Lender) it is a Defaulting Lender under paragraph (a) or (b) of the definition of "Defaulting Lender"; or
(d)an Insolvency Event has occurred and is continuing with respect to it;
(e)unless, in the case of paragraph (a) above:
(i)its failure to pay is caused by:
(A)administrative or technical error; or
(B)a Disruption Event; and
payment is made within five (5) Business Days of its due date; or
(ii)it is disputing in good faith whether it is contractually obliged to make the payment in question.
"Increased Costs" has the meaning given to it in paragraph (b) of Clause 20.1 (Increased Costs).
"Insolvency Event" in relation to a Finance Party means that the Finance Party:
(a)is dissolved (other than pursuant to a consolidation, amalgamation or merger);
(b)becomes insolvent or is unable to pay its debts as they become due or fails or admits in writing its inability generally to pay its debts as they become due and in each case, that such Finance Party is under a public insolvency, bankruptcy or governmental proceeding or process that is not dismissed, discharged, stayed or restrained, in each case within thirty (30) days of the institution or presentation thereof;
(c)makes a general assignment, arrangement or composition with or for the benefit of its creditors generally;
(d)institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organisation or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official;
(e)has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition is instituted or presented by a person or entity not described in paragraph (d) above and:
(i)results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation; or
(ii)is not dismissed, discharged, stayed or restrained in each case within thirty (30) days of the institution or presentation thereof;

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(f)has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);
(g)seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets;
(h)has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within thirty (30) days thereafter;
(i)causes or is subject to any event with respect to such Finance Party which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in paragraphs (a) through (h) above; or
(j)takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts.
"Insufficiency" means, with respect to any Plan, the amount, if any, of its unfunded liabilities, as defined in section 4001(a)(18) of ERISA.
"Intellectual Property" means:
(k)any patents, trademarks, service marks, designs, business names, copyrights, design rights, moral rights, inventions, confidential information, know-how and other intellectual property rights and interests, whether registered or unregistered; and
(l)the benefit of all applications and rights to use such assets of each member of the Group.
"Intercreditor Agreement" means the intercreditor agreement dated 7 April 2015 among the Parent as the Parent; The Royal Bank of Scotland plc as Common Security Agent; The Royal Bank of Scotland plc as Revolving Agent; the financial institutions named on the signature pages thereof as Revolving Lenders; the financial institutions named on the signature pages thereof as Revolving Swingline Lenders; The Royal Bank of Scotland plc as Issuing Agent; KeyBank National Association as Swingline Agent; the financial institutions named on the signature pages thereof as Revolving Arrangers; Mediobanca – Banca di Credito Finanziario S.p.A. as Term Agent; the financial institutions named on the signature pages thereof as Term Lenders; the financial institutions named on the signature pages thereof as Term Arrangers; BNY Mellon Corporate Trustee Services Limited as 2018 GTECH Senior Secured Notes Trustee; BNY Mellon Corporate Trustee Services Limited as 2020 GTECH Senior Secured Notes Trustee; Wells Fargo Bank, National Association as IGT Senior Secured Notes Trustee; BNY Mellon Corporate Trustee Services Limited as New Senior Secured Notes Trustee; the companies named on the signature pages thereof as Intra-Group Lenders; and the subsidiaries of Parent named on the signature pages thereof as Debtors, as amended or restated from time to time.
"Interest Period" means, in relation to a Loan, each period determined in accordance with Clause 16 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 15.11 (Default interest).
"Interpolated Alternative Term Rate" means, in relation to any Term Rate Loan, the rate (rounded to the same number of decimal places as the two relevant Alternative Term Rates) which results from interpolating on a linear basis between:
(m)the applicable Alternative Term Rate for the longest period (for which such Alternative Term Rate is available) which is less than the Interest Period of such Loan; and

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(n)the applicable Alternative Term Rate for the shortest period (for which such Alternative Term Rate is available) which exceeds the Interest Period of such Loan, each as of the Quotation Time.
"Interpolated Historic Primary Term Rate" means, in relation to any Term Rate Loan, the rate (rounded to the same number of decimal places as the two relevant Primary Term Rates) which results from interpolating on a linear basis between:
(o)the most recent applicable Primary Term Rate for the longest period (for which such Primary Term Rate is available) which is less than the Interest Period of such Loan; and
(p)the most recent applicable Primary Term Rate for the shortest period (for which such Primary Term Rate is available) which exceeds the Interest Period of such Loan, each of which is as of a day which is no more than two (2) Business Days before the Quotation Day.
"Interpolated Primary Term Rate" means, in relation to any Term Rate Loan, the rate (rounded to the same number of decimal places as the two relevant Primary Term Rates) which results from interpolating on a linear basis between:
(q)the applicable Primary Term Rate for the longest period (for which such Primary Term Rate is available) which is less than the Interest Period of such Loan; and
(r)the applicable Primary Term Rate for the shortest period (for which such Primary Term Rate is available) which exceeds the Interest Period of such Loan, each as of the Quotation Time.
"IRAP" means the Italian Regional tax on productive activities set forth by Italian Legislative Decree of 15 December 1997, No. 446.
"ITA" means the Income Tax Act 2007 of the United Kingdom.
"Italian Borrower" means a Borrower which is incorporated under the laws of, and resident for tax purposes in, the Republic of Italy.
"Italian Civil Code" means the Italian civil code, enacted by Royal Decree No. 262 of 16 March 1942.
"Italian Crisis and Insolvency Code" means Decreto Legislativo 12 gennaio 2019, n. 14 (Codice della crisi d'impresa e dell'insolvenza).
"Italian Guarantor" means a Guarantor which is incorporated under the laws of, and resident for tax purposes in, the Republic of Italy.
"Italian Insolvency Law" means Royal Decree No. 267 of 16 March 1942.
"Italian Insolvency Proceeding" means, with respect to the Parent, each Obligor incorporated under the laws of the Republic of Italy and each Material Subsidiary incorporated under the laws of the Republic of Italy (i) any proceeding concerning its liquidation, bankruptcy, dissolution, reorganisation, moratorium or proceedings similar or analogous thereto including bankruptcy (fallimento), arrangements with creditors (concordato preventivo), negotiated settlement (composizione negoziata per la soluzione della crisi d'impresa), judicial liquidation (liquidazione negoziale), forced administration liquidation (liquidazione coatta amministrativa), extraordinary administration of large companies in insolvency (amministrazione straordinaria delle grandi imprese in stato di

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insolvenza), assignments for the benefit of creditors (cessione di beni ai creditori), arrangements with creditors in the context of Article 67, paragraph 2, letter d, of the Italian Insolvency Law or restructuring arrangements pursuant to Article 182-bis of Italian Insolvency Law or Article 57 of the Italian Crisis and Insolvency Code, out-of-court restructurings or winding-up (liquidazione) set out in the Italian Insolvency Law, the Italian Civil Code or any other applicable Italian laws, as well as any other proceeding defined as "procedura di risanamento" or "procedura concorsuale" under Legislative Decree No. 170 dated 21 May 2004, and (ii) any equivalent or analogous liquidation, insolvency or reorganisation proceedings under the applicable laws, legislation, rules and regulations of any other jurisdiction.
"Italian Lottery HoldCo" means Brightstar Lottery S.p.A., a joint stock company (società per azioni) incorporated under the laws of the Republic of Italy.
"Italian Obligor" means an Italian Borrower or an Italian Guarantor.
"Italian Qualifying Lender" has the meaning given to it in Clause 19 (Definitions).
"Italian Treaty Lender" has the meaning given to it in Clause 19 (Definitions).
"Joint Venture" means any joint venture entity, whether a company, unincorporated firm, undertaking, association, joint venture or partnership or any other entity in which the Group has a fifty per cent. (50%) or a minority interest and which is accordingly not consolidated in the financial statements of that member of the Group as a Subsidiary, it being understood however that in each case the proportion of the Group's interest in the joint venture entity may be consolidated in the financial statements of the relevant member of the Group on a proportional basis.
"L/C Proportion" means, in relation to a Lender in respect of any Letter of Credit, the proportion (expressed as a percentage) borne by such Lender's Available Revolving Commitment to the Available Revolving Facility immediately prior to the issue of that Letter of Credit, adjusted to reflect any assignment or transfer under this Agreement to or by such Lender.
"Legal Opinion" means any legal opinion delivered to the Agent under Clause 4.1 (Initial Conditions Precedent) or Clause 31 (Changes to the Obligors).
"Legal Reservations" means any matters which are set out as qualifications or reservations as to matters of law of general application in the Legal Opinions.
"Lender" means:
(s)an Original Lender; and
(t)any bank, financial institution, trust, fund or other entity which has become a Party in accordance with Clause 30 (Changes to the Lenders), which, in each case, has not ceased to be a Party in accordance with the terms of this Agreement.
"Letter of Credit" means:
(u)a syndicated letter of credit substantially in the form set out in Schedule 10 (Form of Letter of Credit); or
(v)any syndicated letter of credit, syndicated guarantee, syndicated indemnity or other instrument of a similar nature in a form requested by the Borrowers which meets the minimum requirements of Clause 6.6 (Form of Letters of Credit) and agreed by the Agent and the Issuing Agent (acting on the instructions of all the Lenders under the Revolving Facility pursuant to which it is requested),

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in each case issued or deemed issued under this Agreement.
"Letter of Credit Fee" means the fee payable to the Agent (for the account of each Lender participating in the relevant Letter of Credit) in accordance with the provisions set out in Clause 18.6 (Fees payable in respect of Letters of Credit).
"Leverage Ratio Spike Election" has the meaning given to it in paragraph (c) (Leverage Ratio Spike Election) of Clause 27.2 (Financial condition).
"Leverage Ratio Spike Election Effective Date" has the meaning given to it in paragraph (c) (Leverage Ratio Spike Election) of Clause 27.2 (Financial condition).
"Leverage Ratio Spike Election Event" has the meaning given to it in Clause 27.1 (Financial definitions).
"LMA" means the Loan Market Association.
"Loan" means a Revolving Facility A Loan, a Revolving Facility B Loan or a US Dollar Swingline Loan.
"Lookback Period" means the number of days specified as such in the applicable Reference Rate Terms.
"Majority Lenders" means a Lender or Lenders whose Revolving Facility Commitments aggregate more than sixty-six and two-thirds per cent (66⅔%) of the Total Facility Commitments (or, if the Total Facility Commitments have been reduced to zero, aggregated more than sixty-six and two-thirds per cent (66⅔%) of the Total Facility Commitments immediately prior to that reduction).
"Margin" means:
(w)1.25% per annum;
(x)upon each occurrence of a Margin Rating Event, such percentage per annum equal to the average of the relevant Applicable Margin(s) set out in the table below in the column "Applicable Margin" in respect of each Public Debt Rating:

Public Debt Ratings	Applicable Margin
BBB/Baa2 or higher	0.70%
BBB-/Baa3	0.95%
BB+/Ba1	1.25%
BB/Ba2	1.55%
BB-/Ba3 or lower	2.15%
provided that:
(i)in the event there is only one (1) Public Debt Rating, the Margin shall be the average of the Applicable Margin for such Public Debt Rating and 2.15%;
(ii)in the event of withdrawal of all Public Debt Ratings, the Margin shall be 2.15% until the re-issuance of at least one Public Debt Rating (following which the Margin will be calculated in accordance this paragraph (b);
(iii)any increase or decrease in the Margin for a Loan shall take effect as of the date which is the first day of the next Interest Period for such Loan following the date of the relevant Margin Rating Event;

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(iv)any increase or decrease in the Margin for a Loan for the purpose of calculation of any commitment fee shall take effect as of the date on which the relevant Margin Rating Event occurs;
(v)in circumstances where there is no Loan outstanding, the Margin for the purposes of calculating any commitment fee shall nevertheless increase or decrease in accordance with the table set out in this paragraph (b); and
(vi)notwithstanding sub-paragraph (i) through (v) above, when an Event of Default is continuing, the Margin shall be 2.15% effective as of the date on which the Event of Default occurs, and
(y)upon the request of the Parent, the Parent, the Agent and the Sustainability Coordinators will enter into good faith negotiations by no later than 14 September 2026 to agree upon sustainability-linked loan provisions that shall take due account of the "Sustainability-Linked Loan Principles" published by the LMA from time to time.
(i)Such negotiations may relate to:
(A)the relevant KPIs, which shall be in line with the Parent's general sustainability targets;
(B)annual KPI targets (the "ESG KPI Targets") in respect of each year until the Final Maturity Date;
(C)a KPI level above and below each of the ESG KPI Targets in relation to which no increase or decrease of the Margin shall be made;
(D)the amount of any such increase or decrease of the Margin; provided that any such envisaged sustainability-linked decrease of the Margin of more than 0.075% may only be effected with the consent of all the Lenders; and
(E)annually providing evidence that the ESG KPI Targets have been met (including by way of an annual report on the Group's sustainability efforts (with limited assurance by the Parent's sustainability auditors) and a sustainability certificate confirming the Group has met the relevant ESG KPI Targets); and
(ii)if following the negotiations referred to under sub-paragraph (i) above, the Parent, the Agent and the Sustainability Coordinators (with the consent of the Agent (acting on the instructions of all the Lenders)) have reached an agreement in writing in relation to the items listed in sub-paragraph (i) above, then from the date of such agreement, which such date will be notified by the Agent to the Lenders as soon as reasonably practicable:
(A)the provisions of sub-paragraph (i) above shall cease to apply and instead the provisions of this sub-paragraph (ii) shall apply such that the Margin shall further be adjusted in accordance with the agreed ESG KPI Targets, with any changes to the Margin effected under this sub-paragraph (ii) taking effect on the date which is five (5) Business Days after the delivery of evidence that the ESG KPI Targets have been met and shall be notified by the Parent to the Agent promptly after the Parent becomes aware of such change;
(B)the Parent shall:
(1)annually report on the Group's sustainability efforts with reference to the Group's performance against the ESG KPI Targets (the "ESG Report"), with each ESG Report being

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subject to limited assurance by the Parent's sustainability auditors;
(2)prepare a sustainability certificate in a form to be agreed with the Sustainability Coordinators (with the consent of the Agent (acting on the instructions of all the Lenders)) setting out the Group's performance during the relevant year against the ESG KPI Targets (by reference to the ESG Report) (the "ESG Certificate");
(3)deliver the ESG Certificate and the ESG Report, to the Agent for each year; and
(4)promptly upon request, provide the Agent the relevant calculations (in reasonable detail) of the KPIs reported in the relevant ESG Certificate, to the extent that such detail is not provided in the relevant ESG Certificate; and
(C)the Parent shall not (and shall ensure that no other member of the Group will) make any disclosure that references any Facility or any Utilisation as "sustainability-linked" at any time before the provisions of this sub-paragraph (c)(ii) shall apply.
"Margin Rating Event" means a change of at least one Public Debt Rating.
"Margin Stock" means "margin stock" as defined in Regulation U.
"Market Disruption Rate" means the rate (if any) specified as such in the applicable Reference Rate Terms.
"Material Adverse Effect" means a material adverse effect on:
(a)the business, financial condition or assets of the Group (taken as a whole) such that the Obligors (taken as a whole) would be unable to perform their payment obligations arising under the Finance Documents; or
(b)the legality, validity or enforceability against the Obligors of any Finance Document subject always to the Legal Reservations.
"Material Concession Event" has the meaning given to it in Clause 27.1 (Financial definitions).
"Material Subsidiary" means a Subsidiary of the Parent whose:
(c)total unconsolidated assets excluding the Excluded Assets are greater than or equal to ten per cent. (10%) (if the Subsidiary of the Parent is not a Guarantor) or five per cent. (5%) (if the Subsidiary is a Guarantor) of the total consolidated assets of the Group excluding the Excluded Assets, or
(d)unconsolidated earnings before interest, taxes, depreciation and amortization (calculated on the same basis that EBITDA of the Group is calculated but excluding the Excluded EBITDA Entries) are greater than or equal to ten per cent. (10%) (if the Subsidiary of the Parent is not a Guarantor) or five per cent. (5%) (if the Subsidiary is a Guarantor) of the EBITDA of the Group excluding the Excluded EBITDA Entries.
A Material Subsidiary will be determined by reference to the latest balance sheet and income statement (or, if available, audited financial statements) of such Subsidiary and the latest audited consolidated financial statements of the Group. However, if a Subsidiary has been acquired since the date as at which the latest audited consolidated financial statements of the Group were prepared, the balance sheet and income statement (or, if

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available, audited financial statements) shall be deemed to be adjusted in order to take into account the acquisition of that Subsidiary (that adjustment being certified by an authorised officer of the Parent as representing an accurate reflection of the revised consolidated assets or EBITDA of the Group if so requested by the Agent).
"Month" means:
(e)a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:
(i)(subject to sub-paragraph (iii) below) if the numerically corresponding day is not a Business Day, such period shall end on the next Business Day in that calendar month in which such period is to end if there is one, or if there is not, on the immediately preceding Business Day;
(ii)if there is no numerically corresponding day in the calendar month in which such period is to end, such period shall end on the last Business Day in that calendar month; and
(iii)if an Interest Period begins on the last Business Day of a calendar month, such Interest Period shall end on the last Business Day in the calendar month in which such Interest Period is to end.
The above rules will only apply to the last Month of any period. "Monthly" shall be construed accordingly; and
(f)in relation to an Interest Period (or any other period for the accrual of commission or fees in a currency), a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, subject to adjustment in accordance with the rules specified as Business Day Conventions in the applicable Reference Rate Terms.
"Moody's" means Moody's Investor Services Limited.
"Multiemployer Plan" means a multiemployer plan, as defined in Section 4001(a)(3) of ERISA, then or at any time during the previous five (5) years maintained for, or contributed to (or to which there is or was an obligation to contribute) on behalf of, employees of any Obligor or ERISA Affiliates.
"Multiple Employer Plan" means a single employer plan, as defined in Section 4001(a)(15) of ERISA, that:
(g)is maintained for employees of any Obligor or any ERISA Affiliate and at least one person (other than the Obligors and the ERISA Affiliates); or
(h)was so maintained and in respect of which any Obligor or any ERISA Affiliate could have liability under Section 4064 or 4069 of ERISA in the event such plan has been or were to be terminated.
"New Lender" has the meaning given to it in Clause 30.1 (Assignments and transfers by the Lenders).
"New York Business Day" means a day (other than a Saturday or a Sunday) on which banks are open for general business in New York City.
"Non-Acceptable Bank" means any bank or financial institution that does not meet the requirements of paragraph (a) or (b) of the definition of "Acceptable Bank".
"Non-Consenting Lender" has the meaning given to it in paragraph (c) of Clause 42.3 (Replacement of Lender).

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"Obligor" means a Borrower or a Guarantor.
"Obligors' Agent" means the Parent, appointed to act on behalf of each Obligor in relation to the Finance Documents pursuant to Clause 2.3  (Obligors' Agent).
"OFAC" means the Office of Foreign Assets Control of the United States Department of the Treasury.
"Optional Currency" means, as applicable, US Dollars, Euro, Pounds Sterling and any other currency agreed by all Lenders and, in the case of a Letter of Credit, another currency (other than the Base Currency) which complies with the conditions set out in Clause 4.3 (Conditions relating to Optional Currencies).
"Original Borrower" has the meaning given to it in the preamble of this Agreement.
"Original Financial Statements" means the audited consolidated financial statements of the Group for the Financial Year ended 31 December 2025.
"Original Guarantor" has the meaning given to it in the preamble of this Agreement.
"Original Lender" has the meaning given to it in the preamble of this Agreement.
"Overall Facility A Commitment" of a Lender means:
(i)its Revolving Facility A Commitment; or
(j)in the case of a US Dollar Swingline Lender which does not have a Revolving Facility A Commitment, the Revolving Facility A Commitment of a Lender which is its Affiliate.
"Paper Form Lender" has the meaning given to it in paragraph (a) of Clause 37.7 (Use of Websites).
"Pari Passu Indebtedness" has the meaning given to it in Clause 28.22 (Security following Public Debt Ratings Decrease).
"Participating Member State" means any member state of the European Union that has the Euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.
"Party" means a party to this Agreement.
"PBGC" means the Pension Benefit Guaranty Corporation of United States of America established pursuant to Section 4002 of ERISA (or any successor).
"Permanent Establishment" means any fixed base of business (stabile organizzazione) regulated by Article 162 of Presidential Decree No. 917 of 22 December 1986, Article 5 of the Organization for Economic Cooperation and Development Model Tax Convention and or any equivalent provision provided for by any relevant legislation.
"Permitted Acquisition" means any and all of the following:
(k)any acquisition which constitutes a Permitted Transaction;
(l)an acquisition by a member of the Group of an asset sold, leased, transferred or otherwise disposed of by another member of the Group in circumstances constituting a Permitted Disposal;
(m)an acquisition of shares or securities pursuant to a Permitted Acquisition Share Issue;

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(n)an acquisition of securities or other investments which are Cash Equivalent Investments;
(o)an acquisition in circumstances constituting a Joint Venture or the incorporation of a Joint Venture;
(p)the incorporation or other organization of a person who upon incorporation or other organization becomes a member of the Group (and such incorporation may be by way of subscription for shares in cash or a transfer of assets permitted by this Agreement in lieu of cash); or
(q)an acquisition by way of purchase, merger, consolidation or otherwise, of (A) at least a controlling interest in a person or (B) a business, line of business, division, or other business unit of a person, or an undertaking carried on as a going concern, but only if:
(i)no Default is continuing on the closing date for the acquisition or would occur as a result of the acquisition;
(ii)the acquired company, business or undertaking is (A) principally engaged in any part of the Business or is a Holding Company with respect to a company which is principally engaged in any part of the Business or (B) is empowered under its constitutional documents or by-laws to be engaged in any part of the Business; and
(iii)either
(A)the consideration (including associated costs and expenses) for the acquisition and any Financial Indebtedness or other assumed actual or contingent liability, in each case remaining in the acquired company (or any such business) at the date of acquisition (when aggregated with the consideration (including associated costs and expenses) for any other Permitted Acquisition and any Financial Indebtedness or other assumed actual or contingent liability, in each case remaining in any such acquired companies or businesses at the time of acquisition) (A) does not exceed in aggregate in any Financial Year of the Parent, fifteen per cent. (15%) of the consolidated total assets of the Group and (B) does not exceed in aggregate at any time, US$2,500,000,000 (or its equivalent in other currencies); provided that that the cap of US$2,500,000,000 (or its equivalent in other currencies) shall be of no further force and effect if any two Public Debt Ratings are equal to or higher than BBB/Baa2;
or
(B)upon closing of the acquisition, any two Rating Agencies disclose publicly that the Public Debt Ratings are equal to or higher than BBB-/Baa3.
"Permitted Acquisition Share Issue" means:
(a)an issue of shares constituting a Permitted Transaction;
(b)an issue of shares by one wholly owned Subsidiary of the Parent to its direct Holding Company which is another wholly owned Subsidiary of the Parent or to the Parent (or to another member of the Group which is the shareholder); or
(c)an issue of shares by a Subsidiary of the Parent to the member of the Group which is its direct Holding Company and any minority shareholder in the relevant Subsidiary.

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"Permitted Disposal" means any sale, lease, licence, transfer or other disposal:
(d)which constitutes a Permitted Transaction;
(e)of trading stock or inventory, supplies, materials, assets or cash made by any member of the Group in the ordinary course of business of the disposing entity;
(f)of any asset by a member of the Group (the "Disposing Company") to another member of the Group (the "Acquiring Company"), but if:
(i)the Disposing Company is an Obligor, then the Acquiring Company must also be an Obligor; and
(ii)the Disposing Company is a Guarantor, then the Acquiring Company must be (A) a Borrower, (B) a Guarantor guaranteeing at all times an amount no less than the amount guaranteed by the Disposing Company or (C) a Guarantor guaranteeing an amount less than the amount guaranteed by the Disposing Company provided that the guarantee of such Guarantor is limited solely to the extent required to comply with the Agreed Security Principles, it being understood that (x) if any of the assets being sold, leased, licensed, transferred or otherwise disposed of are at such time subject to Security in favour of the Lenders, then the Agent is reasonably satisfied that the Lenders will continue to benefit from the same or equivalent Security; and (y) an initial disposal of assets by a member of the Group to another member of the Group which initial disposal is made to effect a subsequent disposal to a member of the Group or to a third party that is not a member of the Group and that is otherwise permitted under the definition of "Permitted Disposal" shall not be considered for the purposes of this paragraph (c) or paragraph (i) below as long as such subsequent disposal is completed within two (2) months following the date of such initial disposal. For the avoidance of doubt, any subsequent disposal to a third party that is not a member of the Group shall be considered for the purposes of paragraph (i) below;
(g)of assets (other than shares), in exchange for other assets substantially comparable or superior as to type, value or quality;
(h)of (i) obsolete, worn out, inefficient or redundant vehicles, plant fixtures, equipment or other property or (ii) leases or subleases of Real Property (including surplus office and parking space);
(i)of Cash Equivalent Investments for cash or in exchange for other Cash Equivalent Investments;
(j)constituted by a licence of intellectual property rights permitted by Clause 28.14 (Intellectual Property);
(k)by a member of the Group of any of its receivables on non-recourse terms where the relevant sale or disposal of such receivables does not constitute Financial Indebtedness for the purposes of the relevant applicable Accounting Principles and; provided that it is on normal commercial terms and in the ordinary course of business; or
(l)of assets for cash (or of assets by an Obligor to a member of the Group which is not an Obligor for consideration other than cash) where the greater of the fair market value and net consideration receivable (when aggregated with the greater of the fair market value and net consideration receivable for any other sale, lease, licence, transfer or other disposal not allowed under the preceding paragraphs or

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as a Permitted Merger, including under limb (B) of this paragraph (i)) does not exceed (A) in any Financial Year of the Parent, seven and one half per cent. (7.5%) of the consolidated total assets of the Group reflected on the most recent audited balance sheet of the Parent supplied by the Parent to the Agent pursuant to Clause 26.1 (Financial statements) and (B) at any time, US$1,125,000,000 (or its equivalent in other currencies), provided that nothing in this Agreement will be taken to permit the disposal of a Borrower or a Guarantor (whether by Third Party Disposal or otherwise) save in circumstances where (x) prior to the disposal, the relevant Borrower or relevant Guarantor resigns as a Borrower or a Guarantor (or both, as they case may be) in accordance with paragraph (a) of Clause 31.3 (Resignation of an Obligor) and satisfies the conditions set out in, and its resignation is accepted pursuant to, paragraph (b) of Clause 31.3 (Resignation of an Obligor) or (y) the disposal of the relevant Borrower or relevant Guarantor is permitted pursuant to paragraph (c) above.
"Permitted Guarantee" means:
(m)any guarantee or counter-indemnity by a member of the Group which constitutes a Permitted Transaction;
(n)the endorsement of negotiable instruments in the ordinary course of business;
(o)any guarantee guaranteeing performance by a member of the Group or a Joint Venture in relation to an obligation or liability (other than an obligation or liability in respect of Financial Indebtedness) which arises in the ordinary course of business;
(p)any counter-indemnities for performance or similar bond or letters of credit, or any guarantees, in each case guaranteeing performance by a member of the Group or a Joint Venture in relation to a liability (other than a liability in respect of Financial Indebtedness, save to the extent arising under the relevant performance or similar bond, letter of credit or guarantee itself) which arises in the ordinary course of business or by operation of law, including counter-indemnities for guarantees or bonds issued on behalf of any member of the Group or a Joint Venture in the ordinary course of business in respect of tax claims or otherwise as a result of any legal proceedings brought against any member of the Group or a Joint Venture, in each case which are being contested in good faith;
(q)any guarantee by a Guarantor of Financial Indebtedness not restricted under Clause 28.12 (Priority Financial Indebtedness), including any guarantee issued pursuant to the terms of this Agreement;
(r)any guarantee given in respect of the netting or set-off arrangements permitted pursuant to paragraph (d) of the definition of "Permitted Security";
(s)any guarantee or indemnity by a member of the Group (the "Credit Support Guarantee") in favour of a third party (the "Beneficiary") pursuant to which such member of the Group has agreed to guarantee (or indemnify the Beneficiary with respect to) a contract between the Beneficiary and a former member of the Group through which the Group conducted its Global Gaming and PlayDigital businesses and which has been disposed of before the Signing Date (the "Project Voyager Group"); provided that (i) a Voyager Parent, LLC, a Delaware limited liability company, or a member of the Project Voyager Group indemnifies the relevant member of the Group with respect to all of its obligations under the relevant Credit Support Guarantee and (ii) such indemnification obligation by the relevant member of the Project Voyager Group is guaranteed by a guarantor satisfactory to the Parent or secured by security over collateral satisfactory to the Parent; or

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(t)any other guarantee made by any member of the Group so long as the aggregate amount of all such guarantees outstanding does not exceed US$75,000,000 (or its equivalent in other currencies) at any time.
"Permitted Loan" means:
(u)any loan extended or made which constitutes a Permitted Transaction;
(v)any trade credit extended by any member of the Group to its customers on normal commercial terms and in the ordinary course of business;
(w)any financing extended in connection with the sale of products manufactured by a member of the Group by (i) a member of the Group or (ii) a distributor of products manufactured by a member of the Group to a customer, in each case on normal commercial terms and in the ordinary course of such member's trade or business;
(x)a loan extended or made by a member of the Group to another member of the Group or a Joint Venture;
(y)a loan extended or made by a member of the Group to an employee or director of any member of the Group or a Joint Venture if the amount of that loan when aggregated with the amount of all loans outstanding to employees and directors by members of the Group does not exceed US$15,000,000 (or its equivalent in other currencies) at any time; and
(z)loans extended or made by any member of the Group (other than a loan made by a member of the Group to another member of the Group) so long as the aggregate amount of all such loans outstanding does not exceed US$35,000,000 (or its equivalent in other currencies) at any time.
"Permitted Merger" means:
(aa)any solvent amalgamation, merger, consolidation, intra-group demerger, corporate reconstruction, liquidation or reorganisation which constitutes a Permitted Transaction;
(ab)any amalgamation, merger or consolidation by and between Obligors on a solvent basis or any intra-group demergers or corporate reconstructions by Obligors on a solvent basis; provided that in the case of a merger between a Borrower and an Obligor which is not a Borrower, such Borrower shall be the surviving entity, obtain all of the rights and assume all of the obligations and liabilities of the other Obligor and confirm all existing Security granted by such other Obligor and such Security is not materially and adversely affected;
(ac)any amalgamation, merger or consolidation by and between an Obligor and any member of the Group on a solvent basis which is not an Obligor; provided that either (i) the Obligor is the surviving entity, obtains all of the rights and assumes all of the obligations and liabilities of the other member of the Group and confirms all existing Security granted by such other member of the Group or (ii) the non-Obligor is the surviving entity, incorporated, organised or formed under the laws of the jurisdiction under which the Obligor is incorporated, organised or formed, accedes to this Agreement as a Borrower or a Guarantor, as applicable, obtains all of the rights and assumes all of the obligations and liabilities of the other member of the Group and confirms all existing Security previously granted by such Obligor and such Security is not materially and adversely affected;
(ad)any amalgamation, merger or consolidation by and between members of the Group which are not Obligors; and
(ae)any intra-group de-merger, corporate reconstruction, liquidation or reorganisation of any member of the Group which is not an Obligor;

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"Permitted Restricted Payment" means any of the following:
(af)subject to the proviso below, for each Financial Year, Restricted Payments in an aggregate amount up to:
(i)US$550,000,000 for each Financial Year if any two Public Debt Ratings are equal to BB+/Ba1; and
(ii)US$400,000,000 for each Financial Year if any Public Debt Rating is lower than BB+/Ba1 or any Public Debt Rating is withdrawn; provided that if at any time after the date hereof three Public Debt Ratings have been issued, this sub-paragraph (ii) shall be interpreted to mean two of the three Public Debt Ratings issued by the Rating Agencies being lower than BB+/Ba1;
(ag)for the period starting on 1 January 2026 and ending on the Final Maturity Date and for so long as any two Public Debt Ratings are equal to or higher than BB+/Ba1 (in addition to amounts permitted under paragraph (a) above), Share Buy Backs in an aggregate amount up to US$150,000,000;
(ah)any Shareholder Payments in the ordinary course of business and on market terms in an aggregate amount up to US$3,000,000 in any Financial Year; and
(ai)any Restricted Payments made in connection with share capital of the Parent owned by management of the Group as part of an employee compensation plan, including stock-based compensation and management incentive plans;
provided that:
(i)subject to paragraph (ii) below, there shall be no limitation on the amounts of Restricted Payments which the Parent may make if any two Public Debt Ratings are equal to or higher than BBB-/Baa3; and
(ii)if applicable, the aggregate amount of all Restricted Payments under paragraphs (a), (b), (c) and (d) above shall not exceed US$250,000,000 for the period commencing on the Leverage Ratio Spike Election Effective Date and expiring on the date on which the Parent delivers the Compliance Certificate relating to the fourth (4th) Calculation Date following the Leverage Ratio Spike Election Effective Date.
"Permitted Security" means:
(a)any Security granted pursuant to a Security Document;
(b)any Security or Quasi-Security arising as a result of a Permitted Transaction;
(c)any lien arising by operation of law and in the ordinary course of its trading and not as a result of any default or omission on the part of any member of the Group;
(d)Security constituted by any netting or set off arrangement entered into by any member of the Group in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances (other than cash collateral) of members of the Group; provided that such arrangement does not (i) permit or require credit balances of Obligors to be netted or set off against debit balances of non-Obligors or (ii) give rise to other Security over the assets of Obligors in support of the liabilities of non-Obligors;
(e)any Security or Quasi-Security over or affecting any assets acquired by a member of the Group after the Signing Date if:
(i)the Security or Quasi-Security was not created in contemplation of the acquisition of that asset by a member of the Group;

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(ii)the principal amount secured has not been increased in contemplation of or since the acquisition of that asset by a member of the Group and is not guaranteed by a member of the Group; and
(iii)the Security or Quasi-Security is removed or discharged within three (3) months of the date of acquisition of such asset;
(f)any Security or Quasi-Security over or affecting any asset of any company which becomes a member of the Group after the Signing Date, where the Security or Quasi-Security is created prior to the date on which such company becomes a member of the Group if:
(i)the Security or Quasi-Security was not created in contemplation of the acquisition of that company;
(ii)the principal amount secured has not increased in contemplation of or since the acquisition of that company; and
(iii)the Security or Quasi-Security is removed or discharged within three (3) months of the date of acquisition of such asset;
(g)any Security arising under any retention of title, hire purchase or conditional sale arrangement in respect of goods or assets supplied to any member of the Group in the ordinary course of the trading of such Group member and on the supplier's standard or usual terms in respect of the goods or assets supplied (and not arising as a result of any default or omission by any member of the Group);
(h)any Security or Quasi-Security arising as a result of any disposal which is a Permitted Disposal;
(i)any Security constituted by rights of set off existing in the ordinary course of trading activities between any member of the Group and its respective suppliers or customers (and not as a result of any default or omission by any member of the Group);
(j)any rights of set-off or netting on market standard terms arising under derivative transactions not prohibited by Clause 28.15 (No Speculative Hedging Arrangements);
(k)any Security over cash or goods or documents of title to goods and insurances in favour of the Issuing Agent by a member of the Group arising in the ordinary course of its trade or as a result of Clause 8.6 (Cash cover by Borrower) (and not by reason of a default or omission by any member of the Group);
(l)any Security arising pursuant to an order of attachment or injunction restraining disposal of assets or similar legal process arising in connection with court proceedings which are contested by any member of the Group in good faith by appropriate proceedings with a reasonable prospect of success and which legal process does not constitute a Default;
(m)any Security arising (other than by way of affirmative action taken by or in favour of any taxation authority or any government authority or organization) in respect of Taxes, assessments or governmental charges which are either (i) being contested by the relevant member of the Group in good faith by appropriate proceedings and with a reasonable prospect of success, with respect to which appropriate reserves have been made on the relevant financial statement of the subject member of the Group, or (ii) not yet due and payable;
(n)any Security arising in connection with, and deposits made to secure, the payment and performance of bids, trade contracts (other than for borrowed money), contracts with respect to the business of the Group, leases, statutory obligations, surety and appeal bonds, performance bonds, indemnity agreements in favour of

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issuers of bonds and other obligations of a like nature, and rights of usufruct and similar rights to continued use and possession of lottery equipment or other property in favour of lottery customers, in each case incurred in the ordinary course of business; and
(o)any Security not permitted by Clause 28.7 (Negative Pledge) securing Financial Indebtedness incurred in the ordinary course of business of the Group which in aggregate does not at any time exceed US$125,000,000 (or its equivalent in other currencies), (1) with the amount of Financial Indebtedness calculated for the purposes of this paragraph (o) being the outstanding principal amount of the Financial Indebtedness from time to time and (2) if the Financial Indebtedness is incurred by a person which is not a member of the Group and secured by Security over the equity interests in such person granted by one or more members of the Group, then the amount of Financial Indebtedness calculated for the purposes of this paragraph (o) shall equal the product of the outstanding principal amount of such Financial Indebtedness from time to time and the aggregate percentage of equity interests owned by all members of the Group in such person.
"Permitted Transaction" means:
(p)any loans, bond or other financing contracted or incurred by any member of the Group constituting Pari Passu Indebtedness, subject always to Clause 28.24 (MFN to Financial Covenants and Mandatory Prepayments);
(q)Security granted or amended by any member of the Group in favour of the creditors of Pari Passu Indebtedness, subject always to Clause 28.22 (Security following Public Debt Ratings Decrease);
(r)any guarantee granted by any member of the Group in favour of the creditors of Pari Passu Indebtedness, subject always to paragraph (c) of Clause 28.23 (Guarantor Threshold Test and Additional Guarantors); and
(s)any capital contribution, return of capital or share capital increase or decrease by or between members of the Group; provided that a return of capital or a share capital decrease shall not be permitted if it constitutes a Restricted Payment which is not a Permitted Restricted Payment.
"Plan" means a Single Employer Plan or a Multiple Employer Plan.
"Platform" has the meaning given to it in Clause 26.7 (Posting on electronic system).
"Primary Term Rate" means the rate specified as such in the applicable Reference Rate Terms.
"Principal Shareholders" means De Agostini S.p.A., a joint stock company (società per azioni) incorporated under the laws of the Republic of Italy, its Subsidiaries or B&D Holding, or any other entity; provided that in each case, it is controlled by one or more of the beneficial holders, provided further that for the purposes of this definition, an entity or B&D Holding shall be treated as being controlled, directly or indirectly, by any such holder(s) if the latter (whether by way of ownership of shares, proxy, contract, agency or otherwise) have or has (as applicable) the power to (i) appoint or remove all, or the majority, of its directors or other equivalent officers or (ii) direct its operating and financial policies. For the purpose of this definition, "beneficial holder" means each of the beneficial holders that directly or indirectly control B&D Holding as at 4 November 2014 (an "original beneficial holder") and any spouse, legal or testamentary heir, legal or testamentary executor and legal or testamentary administrator of an original beneficial holder.
"Protected Party" has the meaning given to it in Clause 19 (Definitions).
"Public Debt Rating" means the solicited long-term credit rating of the Parent issued by a Rating Agency.

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"Qualified ECP Guarantor" means, in respect of any Swap Obligation, each Obligor that has total assets exceeding US$10,000,000 at the time the relevant Guarantee or grant of the relevant Security becomes effective with respect to such Swap Obligation or such other person as constitutes an "eligible contract participant" under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an "eligible contract participant" at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.
"Qualifying Lender" has the meaning given to it in Clause 19 (Definitions).
"Quarter End Date" has the meaning given to it in Clause 27.1 (Financial definitions).
"Quasi-Security" has the meaning given to it in Clause 28.7 (Negative pledge).
"Quotation Day" means the day specified as such in the applicable Reference Rate Terms.
"Quotation Time" means the relevant time (if any) specified as such in the applicable Reference Rate Terms.
"Quoted Tenor" means, in relation to a Primary Term Rate or an Alternative Term Rate, any period for which such rate is customarily displayed on the relevant page or screen of an information service.
"Rate Cessation Switch Event" shall have the meaning given to it in Clause 42.9 (Borrowers' conditional right to terminate this Agreement early).
"Rate Switch Currency" has the meaning given to it in Clause 15.3 (Rate switch definitions).
"Rating Agencies" means Fitch, Moody's and S&P and "Rating Agency" means any of them.
"Real Property" means:
(t)any freehold, leasehold or immovable property; and
(u)any buildings, fixtures, fittings, fixed plant or machinery from time to time situated on or forming part of that freehold, leasehold or immovable property.
"Recovering Finance Party" has the meaning given to it in Clause 34.1 (Payments to Finance Parties).
"Reference Rate Supplement" means, in relation to any currency, a document which:
(v)is agreed in writing by the Parent, the Agent (in its own capacity) and the Agent (acting on the instructions of the Majority Lenders);
(w)specifies for that currency the relevant terms which are expressed in this Agreement to be determined by reference to Reference Rate Terms;
(x)specifies whether that currency is a Compounded Rate Currency or a Term Rate Currency; and
(y)has been made available to the relevant Borrower and each Finance Party.
"Reference Rate Terms" means, in relation to:
(z)a currency;
(aa)a Loan or an Unpaid Sum in that currency;

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(ab)an Interest Period for such Loan or Unpaid Sum (or other period for the accrual of commission or fees in a currency); or
(ac)any term of this Agreement relating to the determination of a rate of interest in relation to such a Loan or Unpaid Sum, the terms set out for that currency, and (where such terms are set out for different categories of Loan, Unpaid Sum or accrual of commission or fees in that currency) for the category of such Loan, Unpaid Sum or accrual, in Schedule 17 (Reference Rate Terms) or in any Reference Rate Supplement.
"Regulation T", "Regulation U" or "Regulation X" means Regulation T, U or X, as the case may be, of the Board of Governors of the Federal Reserve System of the United States, as from time to time in effect and all official rulings and interpretations thereunder or thereof.
"Related Fund" in relation to a trust, fund or other entity (the "first fund"), means another trust, fund or other entity which has the same fund manager or asset manager as is owned by the same person as the first trust, fund or other entity.
"Related Parties" means, with respect to any person, such person's Affiliates and the partners, directors, officers, employees, agents and advisers of such person and of such person's Affiliates.
"Relevant Jurisdiction" means, in relation to an Obligor:
(ad)its jurisdiction of incorporation; and
(ae)any jurisdiction where it conducts its business.
"Relevant Market" means the market specified as such in the applicable Reference Rate Terms.
"Relevant Sub-Participant" means any sub-participant who, under Italian law or the application of the Organization for Economic Cooperation and Development's guidance relating to the meaning of "beneficial ownership" as set out in the Organization for Economic Cooperation and Development's Model Tax Convention (as amended from time to time), is required to be treated for tax purposes as the beneficial owner of any interest payable under any Finance Document.
"Relevant Tax Jurisdiction" means, in relation to any Obligor, the jurisdiction where it is resident, or deemed to be resident for Tax purposes.
"Renewal Request" means a written notice delivered to the Agent in accordance with Clause 6.8 (Renewal of a Letter of Credit).
"Repeating Representations" means the representations in Clauses 25.2 (Status) to 25.7 (Governing Law and enforcement) (inclusive), Clause 25.10 (No Default), Clause 25.11 (No Misleading information), Clause 25.13 (No proceedings pending or threatened), Clause 25.16 (US Government Regulations), Clause 25.17 (ERISA), Clause 25.19 (US Anti-Terrorism Laws), Clause 25.20 (US Margin Regulations), Clause 25.21 (Sanctions, Anti-Corruption and other laws), and Clause 25.22 (Gaming).
"Replacement Lender" has the meaning given to it in Clause 42.3(c) (Replacement of Lender);
"Reporting Day" means the day (if any) specified as such in the applicable Reference Rate Terms.

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"Reporting Time" means the relevant time (if any) specified as such in the applicable Reference Rate Terms.
"Representative" means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.
"Resignation Letter" means a letter substantially in the form set out in Schedule 7 (Form of Resignation Letter).
"Restricted Payment" means a Distribution, a Share Buy Back or a Shareholder Payment.
"Retiring Guarantor" has the meaning given to it in Clause 24.9 (Release of Guarantors' right of contribution).
"Revised Published Rate" shall have the meaning given to it in Clause 15.6 (Revised Published Rate definitions).
"Revolving Facility" means Revolving Facility A or Revolving Facility B.
"Revolving Facility A" means the revolving credit facility made available under this Agreement as described in paragraph (a) of Clause 2.1 (The Facilities).
"Revolving Facility A Commitment" means:
(af)in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Revolving Facility A Commitment" in Part II(A) (The Lenders) of Schedule 1 (The Parties) and the amount of any other Revolving Facility A Commitment transferred to it under this Agreement; and
(ag)in relation to any other Lender, the amount in the Base Currency of any Revolving Facility A Commitment transferred to it under this Agreement, to the extent not cancelled, reduced or transferred by it under this Agreement.
"Revolving Facility A Loan" means a loan made or to be made under Revolving Facility A or the principal amount outstanding for the time being of that loan.
"Revolving Facility B" means the revolving credit facility made available under this Agreement as described in paragraph (b) of Clause 2.1 (The Facilities).
"Revolving Facility B Commitment" means:
(ah)in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Revolving Facility B Commitment" in Part II(B) (The Lenders) of Schedule 1 (The Parties) and the amount of any Revolving Facility B Commitment transferred to it under this Agreement; and
(ai)in relation to any other Lender, the amount in the Base Currency of any Revolving Facility B Commitment transferred to it under this Agreement, to the extent not cancelled, reduced or transferred by it under this Agreement.
"Revolving Facility B Loan" means a loan made or to be made under Revolving Facility B or the principal amount outstanding for the time being of that loan.
"Revolving Facility Commitment" means a Revolving Facility A Commitment or a Revolving Facility B Commitment;
"Revolving Facility Loan" means a Revolving Facility A Loan or a Revolving Facility B Loan.

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"RFR" means the rate specified as such in the applicable Reference Rate Terms.
"RFR Banking Day" means any day specified as such in the applicable Reference Rate Terms.
"Rollover Loan" means one or more Loans:
(aj)made or to be made on the same day that:
(i)a maturing Loan is due to be repaid; or
(ii)a demand by the Agent pursuant to a drawing in respect of a Letter of Credit is due to be met;
(ak)the aggregate amount of which is equal to or less than the maturing Loan or the relevant claim in respect of that Letter of Credit;
(al)in the same currency as the maturing Loan (unless Clause 10.2 (Unavailability of a currency) applies) or the relevant claim in respect of that Letter of Credit; and
(am)made or to be made to the same Borrower for the purpose of:
(i)refinancing such maturing Loan; or
(ii)satisfying the obligations of the relevant Borrower to pay the amount of a claim under the Letter of Credit to the Agent for the Issuing Agent (as agent for each of the Lenders).
"S&P" means Standard & Poor's Ratings Services, a Standard & Poor's LLC business.
"Sanctioned Country" means, at any time, a country or territory which is itself or the government of which is, the subject or target of any country-wide or territory-wide Sanctions broadly prohibiting dealings with such government, country or territory.
"Sanctioned Person" means, at any time, a person that is (a) listed in any Sanctions-related list of designated persons maintained by a Sanctions Authority, (b) operating, organised or resident of a Sanctioned Country, (c) the target of any Sanctions or (d) directly or indirectly owned or controlled by a person that is the target of any Sanctions.
"Sanctions" means economic or financial sanctions or trade embargoes or similar restrictive measures imposed, administered or enforced from time to time by a Sanctions Authority.
"Sanctions Authority" means (i) the United States of America; (ii) the European Union; (iii) the United Kingdom; (iv) the respective governmental institutions and agencies of any of the foregoing, including OFAC, the US Department of State and His Majesty's Treasury of the United Kingdom; or (v) the United Nations Security Council or (vi) any member state of the European Union.
"Security" means a mortgage, charge, lien, encumbrance, pledge or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.
"Security Documents" has the meaning given to it in Clause 28.23 (Security following Public Debt Ratings Decrease).
"Self-Declaration Form" means the self-declaration form substantially in the form set out in Schedule 16 (Self Declaration Form) of this Agreement.
"Separate Loan" has the meaning given to it in Clause 9 (Repayment).

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"Share Buy Back" means the redemption, repurchase, defeasement, retirement or repayment of any of the Parent's share capital (including under any transaction pursuant to which shares issued to a third party are taken back into treasury) or the resolving to do so.
"Shareholder Payment" means the payment of any management, advisory or other fee to or to the order of any of the shareholders of the Parent.
"Signing Date" means the date of this Agreement.
"Single Employer Plan" means a single employer plan, as defined in Section 4001(a)(15) of ERISA, that:
(a)is maintained for employees of any Obligor or any ERISA Affiliate and no person other than the Obligors and the ERISA Affiliates; or
(b)was so maintained and in respect of which any Obligor or any ERISA Affiliate could have liability under Section 4069 of ERISA in the event such plan has been or were to be terminated.
"Specified Lender" means any Lender that notifies the relevant Borrower and the Agent that it is a Specified Lender.
"Specified Time" means a time determined in accordance with Schedule 9 (Timetables – Loans – Notices to the Agent).
"Subrogation Rights" has the meaning given to it in paragraph (a)(ii) of Clause 24.8 (Deferral of Guarantor's rights).
"Subsidiary" means, in relation to any company, corporation or other legal entity (a "holding company"), a company, corporation or other legal entity:
(c)which is controlled, directly or indirectly, by the holding company;
(d)more than half the issued share capital of which is beneficially owned directly or indirectly by the holding company;
(e)which is a subsidiary of another Subsidiary of the holding company; or
(f)whose financial statements are in accordance with applicable law and generally accepted accounting principles applicable to the Parent consolidated with those of that company or corporation.
For the purposes of this definition, a company or corporation shall be treated as being controlled by another entity if the latter (whether by way of ownership of shares, proxy, contract, agency or otherwise) has the power to (a) appoint or remove all, or the majority, of its directors or other equivalent officers or (b) direct its operating and financial policies.
"Super Majority Lenders" means a Lender or Lenders whose Revolving Facility Commitments aggregate more than eighty five per cent. (85%) of the Total Facility Commitments (or, if the Total Facility Commitments have been reduced to zero, aggregated more than eighty five per cent. (85%) of the Total Facility Commitments immediately prior to that reduction).
"Sustainability Coordinator" means the person appointed to act in such capacity in relation to this Agreement pursuant to paragraph (c) of Clause 32.1 (Appointment).
"Swap Obligation" means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a "swap" within the meaning of Section 1a(47) of the Commodity Exchange Act.

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"Swingline Agent's Fee Letter" means the fee letter dated on or about the Signing Date between the Swingline Agent and the US Lottery OpCo.
"T2" means the real time gross settlement system operated by the Eurosystem or any successor system.
"TARGET Day" means any day on which T2 is open for the settlement of payments in Euro.
"Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).
"Tax Credit" has the meaning given to it in Clause 19 (Definitions).
"Tax Deduction" has the meaning given to it in Clause 19 (Definitions).
"Tax Payment" has the meaning given to it in Clause 19 (Definitions).
"Term" means each period determined under this Agreement for which the Issuing Agent (as agent for each of the Lenders) or any Lender is under a liability under a Letter of Credit.
"Term Rate Currency" means:
(g)Euro;
(h)US Dollars; and
(i)any currency specified as such in a Reference Rate Supplement relating to that currency, to the extent, in any case, not specified otherwise in a subsequent Reference Rate Supplement.
"Term Rate Loan" means any Loan or, if applicable, Unpaid Sum in a Term Rate Currency to the extent that it is not, or has not become, either:
(j)a "Compounded Rate Loan" for its then current Interest Period pursuant to Clause 17.1 (Interest calculation if no Primary Term Rate); or
(k)a "Compounded Rate Loan" pursuant to Clause 15 (Rate Switch and Interest).
"Term Reference Rate" means, in relation to a Term Rate Loan:
(l)the sum of:
(i)the applicable Primary Term Rate as of the Quotation Time for a period equal in length to the Interest Period of such Loan; and
(ii)the applicable Credit Adjustment Spread (if any); or
(m)the sum of:
(i)the Term Reference Rate as otherwise determined pursuant to Clause 17.1 (Interest calculation if no Primary Term Rate); and
(ii)the applicable Credit Adjustment Spread (if any),

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and if, in either case, such rate is less than zero, then the Term Reference Rate shall be deemed to be zero.
"Terminated Lender" has the meaning given to it in paragraph (c) of Clause 12.6 (Right of cancellation and repayment in relation to a single Lender or the Issuing Agent).
"Termination Notice" shall have the meaning given to it in Clause 42.9 (Borrowers' conditional right to terminate this Agreement early).
"Termination Period" shall have the meaning given to it in Clause 42.9 (Borrowers' conditional right to terminate this Agreement early).
"Termination Period Commencement Date" shall have the meaning given to it in Clause 42.9 (Borrowers' conditional right to terminate this Agreement early).
"Termination Period End Date" shall have the meaning given to it in Clause 42.9 (Borrowers' conditional right to terminate this Agreement early).
"Termination Right Event" shall have the meaning given to it in Clause 42.9 (Borrowers' conditional right to terminate this Agreement early).
"Termination Right Notice" shall have the meaning given to it in Clause 42.9 (Borrowers' conditional right to terminate this Agreement early).
"Third Parties Act" has the meaning given to it in Clause 1.3 (Third Party Rights).
"Third Party Disposal" means the disposal of an Obligor to a person which is not a member of the Group (and the Parent has confirmed this is the case) where that disposal is permitted under Clause 28.8 (Disposals) or made with the approval of the Majority Lenders.
"Total Facility Commitments" means the aggregate of the Revolving Facility Commitments, being US$650,000,000 and €1,000,000,000 at the Signing Date.
"Total Net Debt" has the meaning given to it in Clause 27.1 (Financial definitions).
"Total Net Interest Costs" has the meaning given to it in Clause 27.1 (Financial definitions).
"Total US Dollar Swingline Commitments" means the sum of the US Dollar Swingline Commitments, being US$98,000,000 at the Signing Date.
"Transfer Certificate" means a certificate substantially in the form set out in Schedule 4 (Form of Transfer Certificate) or any other form agreed between the Agent and the Borrowers.
"Transfer Date" means, in relation to any assignment or transfer, the later of:
(a)the proposed Transfer Date specified in the relevant Assignment Agreement or Transfer Certificate; and
(b)the date on which the Agent executes the relevant Assignment Agreement or Transfer Certificate.
"Treasury Transaction" means any derivative transaction entered into in connection with protection against or benefit from fluctuations in any rate or price including, for the avoidance of doubt, foreign exchange transactions; provided, however, that, with respect to any Guarantor, all obligations under Hedging Documents guaranteed by such Guarantor shall exclude all Excluded Swap Obligations.

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"Treaty Lender" has the meaning given to it in Clause 19 (Definitions).
"UK Borrower" has the meaning given to it in Clause 19 (Definitions).
"UK Non-Bank Lender" has the meaning given to it in Clause 19 (Definitions).
"UK Treaty Lender" has the meaning given to it in Clause 19 (Definitions).
"UK Treaty State" has the meaning given to it in Clause 19 (Definitions).
"United States Person" has the meaning given to it in Clause 19 (Definitions).
"Unpaid Sum" means any sum due and payable but unpaid by an Obligor under the Finance Documents.
"Upfront and Structuring Fee Letter" means the upfront and structuring fee letter dated on or prior to the Signing Date between the Agent and the Italian Lottery HoldCo and the US Lottery OpCo in respect of the upfront and structuring fee to the Bookrunners and Mandated Lead Arrangers and the Mandated Lead Arrangers (or any of their respective Affiliates).
"US" and "United States" means the United States of America, its territories and possessions.
"US Bankruptcy Law" means the United States Bankruptcy Code (Title 11 of the United States Code), any other United States federal or state bankruptcy, insolvency or similar law.
"US Borrower" has the meaning given to it in Clause 19 (Definitions).
"US Dollars" or "US$" means the lawful currency for the time being of the United States of America.
"US Dollar Swingline Commitment" means:
(c)in relation to a US Dollar Swingline Original Lender, the amount in US Dollars set opposite its name under the heading "US Dollar Swingline Commitment" in Part III of Schedule 1 (The Parties) and the amount of any other US Dollar Swingline Commitment transferred to it under this Agreement; and
(d)in relation to any other US Dollar Swingline Lender, the amount of any US Dollar Swingline Commitment transferred to it under this Agreement, to the extent not cancelled, reduced or transferred by it under this Agreement.
"US Dollar Swingline Facility" means the US Dollar swingline loan facility made available under this Agreement as described in Clause 11 (US Dollar Swingline Facility).
"US Dollar Swingline Original Lender" has the meaning given to it in the preamble of this Agreement.
"US Dollar Swingline Lender" means:
(e)any US Dollar Swingline Original Lender ; or
(f)any other person that becomes a US Dollar Swingline Lender after the Signing Date in accordance with Clause 30 (Changes to the Lenders), which in each case has not ceased to be a Party in accordance with the terms of this Agreement.

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"US Dollar Swingline Loan" means a loan made or to be made under the US Dollar Swingline Facility or the principal amount outstanding for the time being of that loan.
"US Government Securities Business Day" means any day other than:
(g)a Saturday or a Sunday; and
(h)a day on which the Securities Industry and Financial Markets Association (or any successor organisation) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in US Government securities.
"US Guarantor" means a Guarantor that is incorporated, organised or formed under the laws of the United States or any State thereof (including the District of Columbia).
"US Lottery OpCo" means Brightstar Global Solutions Corporation, a Delaware corporation.
"US Obligor" means a US Borrower or a US Guarantor.
"US Solvent" means, with respect to any person on a particular date, that on such date:
(i)the fair value of the property of such person and its Subsidiaries on a consolidated basis is greater than the total amount of liabilities, including contingent liabilities, of such person and its Subsidiaries on a consolidated basis;
(j)the present fair saleable value of the assets of such person and its Subsidiaries on a consolidated basis is not less than the amount that will be required to pay the liability of such person and its Subsidiaries on a consolidated basis on their debts as they become absolute and matured;
(k)such person and its Subsidiaries on a consolidated basis do not intend to, and do not believe that they will, incur debts or liabilities beyond the ability of such person and its Subsidiaries on a consolidated basis to pay such debts and liabilities as they mature; and
(l)such person and its Subsidiaries on a consolidated basis are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which the property of such person and its Subsidiaries on a consolidated basis would constitute an unreasonably small capital.
The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.
For purposes of the foregoing, (i) "debt" means liability on a "claim" and (ii) "claim" means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.
"US Tax Obligor" means:
(m)a Borrower which is resident for tax purposes in the US; or
(n)an Obligor some or all of whose payments under the Finance Documents are from sources within the US for US federal income tax purposes.

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"USA Patriot Act" means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56 of the United States.
"Utilisation" means a Loan or a Letter of Credit (including a renewal of a Letter of Credit).
"Utilisation Date" means the date on which a Utilisation is made.
"Utilisation Request" means a notice substantially in the relevant form set out in Part I, Part II or Part III of Schedule 3 (Requests).
"VAT" means:
(o)any tax imposed in compliance with the council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) (including, in relation to the United Kingdom, value added tax imposed by the Value Added Tax Act 1994 and supplemental legislation and regulations and, in relation to the Republic of Italy, value add tax imposed by Presidential Decree No. 633 of 26 October 1972 and Legislative Decree No. 331 of 30 August 1993 and supplemental legislation and regulations); and
(p)any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or elsewhere.
"Website Lenders" has the meaning given to it in Clause 37.7 (Use of websites).
"Withdrawal Liability" has the meaning specified in Part I of Subtitle E of Title IV of ERISA.
1.2Construction
(a)Unless a contrary indication appears, a reference in this Agreement to:
(i)the "Agent", any "Arranging Party", any "Borrower", any "Finance Party", any "Guarantor", and "Hedging Bank", the "Issuing Agent", any "Lender", any "Obligor", any "Party", any "Swingline Agent" or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees;
(ii)a document in "agreed form" is a document which is on terms previously agreed in writing by or on behalf of the relevant Obligors and the Agent or, if not so agreed, is in the form agreed by or on behalf of the relevant Obligors and the Agent;
(iii)"assets" includes present and future properties, revenues and rights of every description (including shares and receivables);
(iv)a Lender's "cost of funds" in relation to its participation in a Loan is a reference to the average cost (determined either on an actual or a notional basis) which such Lender would incur if it were to fund, from whatever source(s) it may reasonably select, an amount equal to the amount of such participation in such Loan for a period equal in length to the Interest Period of such Loan.
(v)a "Finance Document" or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated;
(vi)"guarantee" means (other than in Clause 24 (Guarantee and Indemnity)) any guarantee, letter of credit, bond, indemnity or similar assurance

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against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;
(vii)the words "including" and "in particular" shall be construed as illustrative and not as limiting the generality of any preceding words;
(viii)"indebtedness" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;
(ix)an "Interest Period" includes each period determined under this Agreement by reference to which interest on a US Dollar Swingline Loan is calculated;
(x)a "Lender" includes a US Dollar Swingline Lender unless the context otherwise requires;
(xi)a "person" includes any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality) or two or more of the foregoing;
(xii)"prepay" has the meaning given to it in Clause 6.1 (General);
(xiii)a "regulation" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation as well as guidelines or rules of conduct adopted by any member of the Group under applicable laws (including to "Modelli di organizzazione e gestione" and the "Codici Etici" provided for under Legislative Decree No. 231 dated 8 June 2001 of the Republic of Italy);
(xiv)"repay" has the meaning given to it in Clause 6.1 (General);
(xv)a Borrower providing "cash cover" for a Letter of Credit means such Borrower paying an amount in the currency of the Letter of Credit to an interest-bearing account located in London or New York in the name of the relevant Borrower over which security has been granted for the benefit of the relevant Issuing Agent and the following conditions are met:
(A)the account is with the Agent or an Affiliate (if the cash cover is to be provided for all the Lenders) or the Issuing Agent or an Affiliate; and
(B)subject to paragraph (b) of Clause 8.6 (Cash Cover by Borrower) withdrawals from the account may only be made to pay the relevant Finance Party amounts due and payable to it under this Agreement in respect of that Letter of Credit until no amount is or may be outstanding under that Letter of Credit; and
(C)the relevant Borrower has executed a security document, in form and substance satisfactory to the Agent or the Finance Party with which the account is held, creating a first ranking security interest over that account; and
unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the stated amount of such Letter of Credit in effect at any such time, provided however, that with respect to any Letter

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of Credit that, by its terms, or the terms of any issuer document related thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time;
(xvi)the furtherance of any transaction that is not restricted under the terms of this Agreement shall, for the avoidance of doubt, be considered to fall within the general corporate purposes of the Group;
(xvii)a provision of law or regulation or an accounting standard is a reference to that provision or accounting standard as amended, replaced or re-enacted from time to time under applicable law or regulation;
(xviii)any reference to any consent to be given by any Finance Party shall be deemed to be given only to the extent the same is given in writing;
(xix)a reference in this Agreement to a page or screen of an information service displaying a rate shall include:
(A)any replacement page of that information service which displays such rate; and
(B)the appropriate page of such other information service which displays such rate from time to time in place of that information service, and, if such page or service ceases to be available, shall include any other page or service displaying such rate specified by the Agent after consultation with the Parent;
(xx)a reference in this Agreement to a Central Bank Rate shall include any successor rate to, or replacement rate for, such rate;
(xxi)any Reference Rate Supplement relating to a currency overrides anything relating to that currency in:
(A)Schedule 17 (Reference Rate Terms); or
(B)any earlier Reference Rate Supplement;
(xxii)a Compounding Methodology Supplement relating to the Daily Non-Cumulative Compounded RFR Rate or the Cumulative Compounded RFR Rate overrides anything relating to such rate in:
(A)Schedule 18 (Daily Non-Cumulative Compounded RFR Rate) or Schedule 19 (Cumulative Compounded RFR Rate), as the case may be; or
(B)any earlier Compounding Methodology Supplement;
(xxiii)the determination of the extent to which a rate is "for a period equal in length" to an Interest Period shall disregard any inconsistency arising from the last day of such Interest Period being determined pursuant to the terms of this Agreement; and
(xxiv)a time of day is a reference to London time unless otherwise stated.

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(b)Section, Clause and Schedule headings are for ease of reference only.
(c)Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.
(d)A Default or an Event of Default is "continuing" if it has not been remedied or waived.
1.3Third party rights
(a)Unless expressly provided to the contrary in a Finance Document, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the "Third Parties Act") to enforce or enjoy the benefit of any term of this Agreement.
(b)Notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.
1.4Italian terms
Without prejudice to the generality of any provision of this Agreement, in this Agreement, where it relates to a person organised under the laws of the Republic of Italy, a reference to:
(a)a winding up, administration or dissolution includes any liquidazione and any procedura concorsuale (including fallimento, concordato preventivo, amministrazione straordinaria delle grandi imprese insolventi), cessione dei beni ai creditori or any other similar proceedings;
(b)a receiver, administrative receiver, administrator or the like includes a curatore, commissario giudiziale, liquidatore, or any other person performing the same function of each of the foregoing;
(c)a matured obligation refers to and includes any credito liquido ed esigibile;
(d)a Security includes any pegno, ipoteca, privilegio speciale (including the privilegio speciale created pursuant to Article 46 of Italian Legislative Decree No. 385 dated 1 September 1993), cessione del credito in garanzia, diritto reale di garanzia and any other transactions having the same effect as each of the foregoing;
(e)“insolvency proceeding”, “winding-up”, “administration” or “dissolution” includes any (A) scioglimento, liquidazione, procedura concorsuale (liquidazione giudiziale, concordato preventivo, liquidazione coatta amministrativa, amministrazione straordinaria or misure urgenti per la ristrutturazione industriale delle grandi imprese in stato di insolvenza), cessio bonorum, proposte di concordato, concordato in bianco, cessione dei beni ai creditori pursuant to Article 1977 of the Italian Civil Code, implementing a piano di risanamento, entering into an accordo di ristrutturazione dei debiti, pursuant to Article 57 of the Italian Crisis and Insolvency Code, an accordo di ristrutturazione con intermediari finanziari or a convenzione di moratoria pursuant to Article 62 of the Italian Crisis and Insolvency Code or a piano di ristrutturazione soggetto ad omologazione pursuant to Article 64-bis of the Italian Crisis and Insolvency Code, filing a petition for a concordato preventivo or for a composizione negoziata della crisi pursuant to Articles 12 ff. of the Italian Crisis and Insolvency Code or for a concordato semplificato pursuant to Article 25-sexies of the Italian Crisis and Insolvency Code and any equivalent insolvency proceeding under any Italian law or regulation enacted or entered into force after the Signing Date, replacing, amending or integrating the Italian Crisis and Insolvency Code, or entering into a similar arrangement for the majority of its creditors, or any other similar proceedings or legal concepts, as well as any other procedure set out as procedura di risanamento and/or procedura di liquidazione pursuant to Italian Legislative Decree No. 170 of 21 May 2004; (B) any other

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procedura concorsuale; and (C) any similar proceedings or act in any other jurisdiction with the same purposes or effects pursued by the procedures or acts mentioned under sub-paragraphs (A) and (B) above;
(f)a step or procedure taken in connection with insolvency proceedings in respect of any person includes such person formally making a proposal to assign its assets pursuant to Article 1977 of the Italian Civil Code (cessione dei beni ai creditori) or filing a petition for a concordato preventivo, accordo di ristrutturazione dei debiti, or entering into a similar arrangement for the majority of such person's creditors; and
(g)an attachment includes a pignoramento.
1.5Dutch terms
In this Agreement, where it relates to any entity that is incorporated under the laws of The Netherlands, assets located in The Netherlands and/or, where applicable, an entity which has its centre of main interest in The Netherlands, a reference to:
(a)a "necessary action to authorise" where applicable, includes:
(i)any action required to comply with the Works Council Act of The Netherlands (Wet op de ondernemingsraden) or the European Works Councils Act (Wet op de ondernemingsraden); and
(ii)obtaining a neutral or positive advice (advies) from the competent works council(s) which, if conditional, only contains conditions which can reasonably be expected to be satisfied without resulting in non-compliance by any Obligor with any of the terms of any Finance Document;
(b)a "director" or "officer" includes any managing director (bestuurder) and supervisory director (commissaris) and "board of directors" means board of managing directors (bestuur);
(c)an "attachment" includes conservatoir and executorial beslag;
(d)a "distribution" or "dividend" includes any distribution of profits (winstuitkering) or the distribution of reserves (uitkering uit reserves);
(e)"gross negligence" means grove schuld;
(f)"indemnify" means vrijwaren;
(g)"negligence" means schuld;
(h)"wilful misconduct" means opzet;
(i)"Security" or a "security interest" includes any mortgage (hypotheek), pledge (pandrecht), retention of title arrangement (eigendomsvoorbehoud), privilege (voorrecht), right of retention (recht van retentie), right to reclaim goods (recht van reclame), and, in general, other rights in rem or any limited right (beperkt recht), created for the purpose of granting security (goederenrechtelijk zekerheidsrecht);
(j)a "suspension of payments" or a "moratorium" includes (voorlopige), surseance van betaling and a "moratorium is declared in respect of any indebtedness" includes surseance verleend;
(k)"winding-up", "administration" and "dissolution" (and any of those terms) includes an entity being declared bankrupt (failliet verklaard) or dissolved (ontbonden);

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(l)a "liquidator" or a "trustee" includes a curator;
(m)an "administrator" includes a bewindvoerder, a herstructureringsdeskundige and a (stille) bewindvoerder;
(n)a "reorganisation" includes statutory proceedings for the restructuring of debt (akkoordprocedure) under the Dutch Bankruptcy Act (Faillissementswet);
(o)a "receiver" or an "administrative receiver" does not include a curator or bewindvoerder;
(p)an "insolvency" does not include "stille bewindvoering";
(q)an "attachment" includes a beslag;
(r)a "merger" includes a juridische fusie; and
(s)a "demerger" includes a juridische splitsing.
2.THE FACILITIES
2.1The Facilities
Subject to the terms of this Agreement, the Lenders make available:
(a)to the Parent, the Dutch Lottery HoldCo and the US Lottery OpCo, a multicurrency revolving credit facility in an aggregate amount equal to the Revolving Facility A Commitments; and
(b)to the Parent, the Dutch Lottery HoldCo and the Italian Lottery HoldCo, a multicurrency revolving credit facility in an aggregate amount equal to the Revolving Facility B Commitments.
2.2Finance Parties' rights and obligations
(a)The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.
(b)The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor is a separate and independent debt in respect of which a Finance Party shall be entitled to enforce its rights in accordance with paragraph (c) below. The rights of each Finance Party include any debt owing to such Finance Party under the Finance Documents and, for the avoidance of doubt, any part of a Loan or any other amount owed by an Obligor which relates to a Finance Party's participation in a Facility or its role under a Finance Document (including any such amount payable to the Agent on its behalf) is a debt owing to such Finance Party by such Obligor.
(c)A Finance Party may, except as specifically provided in the Finance Documents, separately enforce its rights under or in connection with the Finance Documents.
2.3Obligors' Agent
(a)Each Obligor (other than the Parent) by its execution of this Agreement or an Accession Letter irrevocably appoints the Parent to act on its behalf as the Obligors' Agent in relation to the Finance Documents and irrevocably authorises:

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(i)the Obligors' Agent on its behalf to supply all information concerning itself contemplated by this Agreement to the Finance Parties and to give all notices and instructions, to execute on its behalf any Accession Letter, to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Obligor notwithstanding that they may affect the Obligor, without further reference to or the consent of such Obligor; and
(ii)each Finance Party to give any notice, demand or other communication to such Obligor pursuant to the Finance Documents to the Obligors' Agent, and in each case the Obligor shall be bound as though the Obligor itself had given the notices and instructions or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.
(b)Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Obligors' Agent or given to the Obligors' Agent under any Finance Document on behalf of another Obligor or in connection with any Finance Document (whether or not known to any other Obligor and whether occurring before or after such other Obligor became an Obligor under any Finance Document) shall be binding for all purposes on such Obligor as if such Obligor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Obligors' Agent and any other Obligor, those of the Obligors' Agent shall prevail.
2.4Lender Affiliates and Facility Office
(a)In respect of a Utilisation or Utilisations to a particular Borrower ("Designated Loans") a Lender (a "Designating Lender") may at any time and from time to time designate (by written notice to the Agent and the Parent):
(i)a substitute Facility Office from which it will make Designated Loans (a "Substitute Facility Office"); or
(ii)nominate an Affiliate to act as the Lender of Designated Loans (a "Substitute Affiliate Lender"),
it being understood that Part II of Schedule 15 (Substitute Affiliate Lender) sets out a list of Substitute Facility Offices and Substitute Affiliate Lenders for certain Lenders as at the Signing Date, for which no further designation is required in order to make Designated Loans to the Borrowers incorporated under the laws of the jurisdictions specified therein.
(b)A notice to nominate a Substitute Affiliate Lender must be delivered in the form set out in Schedule 15 (Substitute Affiliate Lender) Part I and be countersigned by the relevant Substitute Affiliate Lender confirming that it will be bound as a Lender under this Agreement in respect of the Designated Loans in respect of which it acts as Lender.
(c)The Designating Lender will act as the representative of any Substitute Affiliate Lender it nominates for all administrative purposes under this Agreement. The Obligors, the Agent and the other Finance Parties will be entitled to deal only with the Designating Lender, except that payments will be made in respect of Designated Loans to the Facility Office of the Substitute Affiliate Lender. In particular the Revolving Facility Commitments of the Designating Lender will not be treated as reduced by the designation of the Substitute Affiliate Lender for voting purposes under this Agreement or the other Finance Documents.
(d)Save as mentioned in paragraph (c) above, a Substitute Affiliate Lender will be treated as a Lender for all purposes under the Finance Documents and having a

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Commitment equal to the principal amount of all Designated Loans in which it is participating if and for so long as it continues to be a Substitute Affiliate Lender under this Agreement.
(e)A Designating Lender may revoke its designation of an Affiliate as a Substitute Affiliate Lender by notice in writing to the Agent and the Parent; provided that such notice may only take effect when there are no Designated Loans outstanding to the Substitute Affiliate Lender. Upon such Substitute Affiliate Lender ceasing to be a Substitute Affiliate Lender the Designating Lender will automatically assume (and be deemed to assume without further action by any Party) all rights and obligations previously vested in the Substitute Affiliate Lender.
(f)If a Designating Lender designates a Substitute Facility Office or Substitute Affiliate Lender in accordance with this Clause 2.4:
(i)any Substitute Affiliate Lender shall be treated for the purposes of Clause 19.2(d)(i) (Tax gross-up) as having become a Lender on the Signing Date; and
(ii)the provisions of Clause 30.2(e) (Conditions of Assignment or Transfer) shall not apply to or in respect of any Substitute Facility Office or Substitute Affiliate Lender.
3.PURPOSE
3.1Purpose
Each Borrower shall apply all amounts borrowed by it under the Facilities towards the general corporate purposes of the Group including the refinancing of the Existing Revolving Credit Facilities and the Existing Dutch Term Loan Facilities.
3.2Monitoring
No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.
4.CONDITIONS OF UTILISATION
4.1Initial conditions precedent
The Lenders will only be obliged to comply with Clause 5.4 (Lenders' participation) in relation to any Utilisation if on or before the Utilisation Date for that Utilisation, the Agent has received all of the documents and other evidence listed in Part I of Schedule 2 (Conditions Precedent) which documents, shall be in form and substance satisfactory to the Agent. The Agent shall notify the Parent and the Lenders promptly upon being so satisfied.
4.2Further conditions precedent
The Lenders will only be obliged to comply with Clause 5.4 (Lenders' participation), if on the date of the Utilisation Request and on the proposed Utilisation Date:
(a)in the case of a Rollover Loan, no Event of Default is continuing or would result from the proposed Loan, and in the case of any other Utilisation, no Default is continuing or would result from the proposed Utilisation; and
(b)the Repeating Representations to be made by each Obligor are true in all material respects.

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4.3Conditions relating to Optional Currencies
(a)A currency will constitute an Optional Currency in relation to a Revolving Facility A Utilisation if it is in Euro, Pounds Sterling or another currency agreed to by all Lenders and there are Reference Rate Terms for such other currency.
(b)A currency will constitute an Optional Currency in relation to a Revolving Facility B Utilisation if it is in US$, Pounds Sterling or another currency agreed to by all Lenders and there are Reference Rate Terms for such other currency.
(c)A currency will constitute an Optional Currency in relation to a Letter of Credit Utilisation if with respect to a Letter of Credit issued under Facility A, it is in Euro or Pounds Sterling, or, with respect to a Letter of Credit issued under Facility B, it is in US Dollars or Pounds Sterling, or in either case it has been approved by the Issuing Agent (acting on the instructions of all the Lenders) on or prior to receipt by the Agent of the relevant Utilisation Request for that Utilisation and there are Reference Rate Terms for such other currency.
(d)If the Issuing Agent has received a written request from a Borrower for a currency to be approved under paragraph (c) above, the Agent will confirm to such Borrower by the Specified Time:
(i)whether or not the Lenders have granted their approval; and
(ii)if approval has been granted, the minimum amount for any subsequent Utilisation in that currency.
(e)The amount of Revolving Facility B that may be utilised in Optional Currencies shall not exceed the product of thirty per cent. (30%) and the Revolving Facility B Commitments.
4.4Maximum number of Utilisations
(a)A Borrower may not deliver a Utilisation Request if as a result of the proposed Utilisation 26 or more Revolving Facility A Utilisations or 26 or more Revolving Facility B Utilisations would be outstanding.
(b)Any Loan made by a single Lender under Clause 10.2 (Unavailability of a currency) shall not be taken into account in this Clause 4.4.
(c)Any Separate Loan shall not be taken into account in this Clause 4.4.
4.5Conditions precedent to the Signing Date
Each Party acknowledges that it has received, on or prior to the Signing Date, notification from the Agent whereby the Agent confirms that it has received all of the documents and other evidence listed in Part III of Schedule 2 (Conditions Precedent) and that such documents and other evidence are in form and substance satisfactory to it.
5.UTILISATION – REVOLVING FACILITY LOANS
5.1Delivery of a Utilisation Request
The Borrowers may utilise a Revolving Facility by delivery to the Agent of a duly completed Utilisation Request, in each case not later than at the times specified below.
5.2Completion of a Utilisation Request for Revolving Facility Loans
(a)Each Utilisation Request for a Revolving Facility A Loan shall be made upon a Borrower's notice to the Agent. Each such notice must be received by the Agent

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no later than 9:00 a.m. (New York time) three (3) Business Days prior to the requested date of any borrowing of Revolving Facility A Loans denominated in the Base Currency.
(b)Each Utilisation Request for a Revolving Facility B Loan shall be made upon a Borrower's notice to the Agent. Each such notice must be received by the Agent no later than 11:00 a.m. (London time) three (3) Business Days prior to the requested date of any borrowing of Revolving Facility B Loans denominated in the Base Currency.
(c)Each Utilisation Request for a Revolving Facility Loan is irrevocable and will not be regarded as having been duly completed unless:
(i)it identifies the Facility to be utilised;
(ii)the proposed Utilisation Date is a Business Day within the Availability Period applicable to that Facility;
(iii)the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount);
(iv)the proposed Interest Period complies with Clause 16 (Interest Periods); and
(v)only one Utilisation may be requested in a Utilisation Request.
5.3Currency and amount
(a)The currency specified in a Utilisation Request must be in relation to the Facilities, the Base Currency or an Optional Currency.
(b)The amount of the proposed Utilisation is:
(i)with respect to Revolving Facility A, if the currency selected is the Base Currency, a minimum of US$5,000,000 or, if the currency selected is an Optional Currency, the applicable equivalent of US$5,000,000 in the relevant Optional Currency, or, in either case, if less, the Available Revolving Facility; or
(ii)with respect to Revolving Facility B, if the currency selected is the Base Currency, a minimum of €5,000,000 or, if the currency selected is an Optional Currency, the applicable equivalent of €5,000,000 in the relevant Optional Currency, or, in either case, if less, the Available Revolving Facility.
5.4Lenders' participation
(a)If the conditions set out in this Agreement have been met, each Lender shall make its participation in each Revolving Facility Loan available by the Utilisation Date through its Facility Office not later than:
(i)1:00 p.m. (London time) on the Utilisation Date for Revolving Facility Loans denominated in the Base Currency or an Optional Currency other than US Dollars; or
(ii)4:00 p.m. (Milan time) on the Utilisation Date for Revolving Facility Loans denominated in US Dollars.
(b)The amount of each Lender's participation in each Revolving Facility Loan will be equal to the proportion borne by its Available Revolving Commitment to the Available Revolving Facility immediately prior to making the Revolving Facility Loan.

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(c)The Agent shall determine the Base Currency Amount of each Revolving Facility Loan which is to be made in an Optional Currency and notify each Lender of the amount, currency and the Base Currency Amount of each Revolving Facility Loan and the amount of its participation in such Loan by the Specified Time.
6.UTILISATION – LETTERS OF CREDIT
6.1General
(a)Any reference in this Agreement to:
(i)the Interest Period of a Letter of Credit will be construed as a reference to the Term of that Letter of Credit;
(ii)an amount borrowed includes any amount utilised by way of Letter of Credit;
(iii)a Utilisation made by or to be made to a Borrower includes a Letter of Credit issued (or renewed) on its behalf;
(iv)a Lender funding its participation in a Utilisation includes a Lender participating in a Letter of Credit;
(v)amounts outstanding under this Agreement include amounts outstanding under or in respect of any Letter of Credit;
(vi)an outstanding amount of a Letter of Credit means at any time, unless otherwise specified herein, the US Dollar amount for Revolving Facility A and Euro amount for Revolving Facility B (or the equivalent amount thereof in US Dollars or Euro as determined by the Agent or the Issuing Agent for Revolving Facility A and Revolving Facility B, respectively, as the case may be, at such time on the basis of the Agent's Spot Rate of Exchange for the purchase of US Dollars or Euro for Revolving Facility A and Revolving Facility B, respectively with such Optional Currency) the greater of the maximum amount that is or may be payable by the relevant Borrower, the Issuing Agent or the relevant Lenders, as the case may be under or in connection with that Letter of Credit at that time; provided that for the purposes of this calculation with respect to any Letter of Credit that, by its terms or the terms of any documents related thereto, provides for one or more automatic increases in the stated amount thereof, the notional amount of such Letter of Credit itself shall be deemed to be such US Dollars or Euro equivalent of the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time;
(vii)"L/C Participation Amount" means, in relation to a Lender in respect of any Letter of Credit, the commitment of such Lender to the beneficiary under that Letter of Credit as defined in the relevant Letter of Credit.
(viii)"L/C Proportion" means, in relation to a Lender in respect of any Letter of Credit, the proportion (expressed as a percentage) borne by such Lender's Available Revolving Commitment to the Available Revolving Facility immediately prior to the issue of that Letter of Credit, adjusted to reflect any assignment or transfer under this Agreement to or by such Lender.
(ix)"L/C Schedule" means a schedule or appendix to a Letter of Credit detailing the Lenders' L/C Participation Amounts and Participation Percentages under that Letter of Credit as may be adjusted from time to time in accordance with Clause 6.9 (Adjusted Letter of Credit Schedule).
(x)"Loss Share Date" means, at any time after any amount has become payable to the beneficiary under a Letter of Credit, any date on which any

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amount due and owing to a Lender in respect of a claim under a Letter of Credit in relation to that payment has not been repaid or discharged.
(xi)"Loss Share Proportion" means, in respect of a Lender and a Loss Share Date, the aggregate of its L/C Participation Amounts under all outstanding Letters of Credit as a proportion of the aggregate of the L/C Participation Amounts of all Lenders under all outstanding Letters of Credit.
(xii)a Borrower "repaying" or "prepaying" a Letter of Credit means:
(A)such Borrower providing cash cover for that Letter of Credit;
(B)the maximum amount payable under the Letter of Credit being reduced in accordance with its terms; or
(C)the Issuing Agent being satisfied that neither it (acting as agent for each of the Lenders) nor any Lender has any further liability under that Letter of Credit, and the amount by which a Letter of Credit is repaid or prepaid under sub-paragraphs (a)(xii)(A) and (a)(xii)(B)above is the amount of the relevant cash cover or reduction.
(b)Clause 5 (Utilisation – Revolving Facility Loans) does not apply to a Utilisation by way of Letter of Credit.
(c)In determining the amount of the Available Revolving Facility and a Lender's L/C Proportion with respect to either Revolving Facility of a proposed Letter of Credit for the purposes of this Agreement the Available Revolving Commitment of a Lender will be calculated ignoring any cash cover provided for outstanding Letters of Credit and adjusting to reflect any assignment or transfer under this Agreement to or by the relevant Lender.
6.2Guarantee Sub-limit
Each Revolving Facility may be utilised by way of Letters of Credit up to an aggregate maximum amount equal to the relevant Guarantee Sub-limit.
6.3Delivery of a Utilisation Request for Letters of Credit
A Borrower may request a Letter of Credit to be issued by delivery to the Agent of a duly completed Utilisation Request substantially in the form of Part II of Schedule 3 (Requests) not later than the Specified Time.
6.4Completion of a Utilisation Request for Letters of Credit
Each Utilisation Request for a Letter of Credit under either Revolving Facility is irrevocable and will not be regarded as having been duly completed unless:
(a)it specifies that it is for a Letter of Credit;
(b)it specifies the Revolving Facility to be utilised;
(c)the proposed Utilisation Date is a Business Day within the Availability Period;
(d)the currency and amount of the Letter of Credit comply with Clause 6.5 (Currency and amount);
(e)the form of Letter of Credit is attached;

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(f)the Expiry Date of the Letter of Credit falls on or before the date which is three hundred and sixty five (365) days after the Utilisation Date and in any event on or prior to the Final Maturity Date, which shall include Letters of Credit which are by their terms automatically renewable subject to Clause 6.8 (Renewal of a Letter of Credit);
(g)the identity of the beneficiary is specified and such beneficiary is:
(i)a beneficiary approved for this purpose by the Issuing Agent (acting on the instructions of all the Lenders under the Revolving Facility to be utilised, in turn acting reasonably); and
(ii)incorporated under the laws of a country or otherwise exists under the laws of a country in respect of which there is no policy, law or regulation applicable to the Issuing Agent or any Lender which would restrict the Issuing Agent or any Lender from entering into and performing the transactions contemplated by the Letter of Credit;
(h)the delivery instructions for the Letter of Credit are specified; and
(i)such other matters as the Issuing Agent may require (acting reasonably) are included.
In the case of a request for an amendment of any outstanding Letter of Credit, such Utilisation Request shall specify (i) the Letter of Credit to be amended; (ii) the proposed date of amendment thereof (which shall be a Business Day); and (iii) the nature of the proposed amendment.
6.5Currency and amount
(a)The currency specified in a Utilisation Request must be the Base Currency or an Optional Currency.
(b)The amount of the proposed Letter of Credit must be an amount that is not more than the Available Revolving Facility and which:
(i)if the currency selected is US Dollars, is a minimum of US$50,000 for Revolving Facility A or, if less, the Available Revolving Facility A; or
(ii)if the currency selected is Euro, is a minimum of €50,000 for Revolving Facility B or, if less, the Available Revolving Facility B; or
(iii)if the currency selected is an Optional Currency other than US Dollars or Euro, is the minimum amount (and if required, integral multiple) specified by the Agent pursuant to paragraph (d)(ii) of Clause 4.3 (Conditions relating to Optional Currencies) or, if less, the Available Revolving Facility, or such other amount as the Agent may agree.
(c)The amount of a proposed Letter of Credit issued under Revolving Facility A must be an amount the Base Currency Amount of which is not more than the Available Revolving Facility for Facility A and which when aggregated with the Base Currency Amount of all other Letters of Credit then in issue under Revolving Facility A does not exceed the Guarantee Sub-limit.
(d)The amount of a proposed Letter of Credit issued under Revolving Facility B must be an amount the Base Currency Amount of which is not more than the Available Revolving Facility for Facility B and when aggregated with the Base Currency Amount of all other Letters of Credit then in issue under Revolving Facility B does not exceed the Guarantee Sub-limit.

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6.6Form of Letters of Credit
(a)Letters of Credit may be in any form requested by a Borrower and agreed by the Issuing Agent from time to time; provided that if the form does not comply in substance with the minimum requirements set out in the following provisions of this Clause 6.6 then the form shall require the prior approval of all Lenders under the relevant Revolving Facility to be utilised.
(b)The form of Letters of Credit must comply with the following minimum requirements:
(i)it must specify the names, addresses and commitments of the Lenders and clearly state that it is issued and the relevant undertakings are given by the Lenders though the Letter of Credit may be signed or provided by the Issuing Agent as agent for the Lenders;
(ii)it must specify the name of the applicant and the beneficiary, the maximum amount, the provisions for the delivery of demands and the Expiry Date;
(iii)it must expressly provide that the obligations of the Lenders under the Letter of Credit are several, not joint, and no Lender shall be required to pay an amount exceeding its respective commitment set out in the Letter of Credit;
(iv)it must expressly provide that the Issuing Agent signs the Letter of Credit as agent for the Lenders only and accordingly shall be under no obligation to the beneficiary thereunder; and
(v)it must contain satisfactory provisions for expiry and release of the Lenders' obligations under the Letter of Credit and, where appropriate, for return of the original instrument to the Issuing Agent.
6.7Issue of Letters of Credit
(a)If the conditions set out in this Agreement have been met (including those set out in Clause 4.2), the Issuing Agent (as agent and mandatario con rappresentanza for and on behalf of each of the Lenders) shall issue the Letter of Credit on the Utilisation Date.
(b)The Issuing Agent will only be obliged to comply with paragraph (a) above if on the date of the Utilisation Request or Renewal Request and on the proposed Utilisation Date:
(i)in the case of a Letter of Credit renewed in accordance with Clause 6.8 (Renewal of a Letter of Credit), no Event of Default is continuing or would result from the proposed Utilisation and, in the case of any other Utilisation, no Default is continuing or would result from the proposed Utilisation;
(ii)the Repeating Representations to be made by each Obligor are true in all material respects.
(c)The amount of each Lender's obligations under and participation in each Letter of Credit will be equal to the proportion borne by its Available Revolving Commitment to the Available Revolving Facility immediately prior to the issue of the Letter of Credit.
(d)The liability of the Lenders under a Letter of Credit is several and not joint in any way and no Lender shall be liable for the failure of any other Lender to perform its obligations under a Letter of Credit.

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(e)The Agent shall determine the Base Currency Amount of each Letter of Credit which is to be issued in an Optional Currency and shall notify the Issuing Agent and each Lender of the details of the requested Letter of Credit and its participation in that Letter of Credit by the Specified Time.
(f)A Revolving Facility B Lender may issue and act as Lender in respect of a Letter of Credit by any Affiliate it nominates for this purpose in writing to the Issuing Agent. Where a Revolving Facility B Lender has so nominated an Affiliate, references in this Agreement to a Lender in relation to that Letter of Credit shall be deemed to be a reference to such Lender and its Affiliate or to such Lender or its Affiliate (as the context requires).
6.8Renewal of a Letter of Credit
(a)A Borrower may request any Letter of Credit issued on its behalf be renewed by delivery to the Agent of a Renewal Request by the Specified Time, and with respect to any Letter of Credit which is by its terms deemed to be automatically extended, such Letter of Credit shall be so renewed subject to the terms thereof.
(b)The Finance Parties shall treat any Renewal Request in the same way as a Utilisation Request for a Letter of Credit except that the conditions set out in paragraphs (e) and (h) of Clause 6.4 (Completion of a Utilisation Request for Letters of Credit) shall not apply.
(c)The terms of each renewed Letter of Credit shall be the same as those of the relevant Letter of Credit immediately prior to its renewal, except that:
(i)its amount may be less than the amount of the Letter of Credit immediately prior to its renewal; and
(ii)its Term shall start on the date which was the Expiry Date of the Letter of Credit immediately prior to its renewal, and shall end on the proposed Expiry Date specified in the Renewal Request.
(d)Subject to paragraph (e) below, if the conditions set out in this Agreement have been met, the Issuing Agent shall amend and re-issue any Letter of Credit pursuant to a Renewal Request.
(e)The Issuing Agent and the Lenders under the Revolving Facility to be utilised will be under no obligation to renew a Letter of Credit if they consider, acting reasonably, that the conditions or the process for renewal involve a risk of double exposure at any given time, in which case the Issuing Agent may require comfort (including in the form of the provision of cash cover, counter-indemnities or return of the original instrument to the Issuing Agent) as a condition precedent to granting such renewal.
6.9Adjusted Letter of Credit Schedule
(a)The Issuing Agent is authorised and is instructed to deliver to the beneficiary an adjusted L/C Schedule for any Letter of Credit to reflect the obligations of a Lender in relation to an issued Letter of Credit including after any transfer or assignment under Clause 30 (Changes to the Lenders).
(b)Any adjusted L/C Schedule provided to the beneficiary under paragraph (a) above shall be effective; provided that:
(i)the aggregate L/C Participation Amounts are no less than the aggregate L/C Participation Amounts under the L/C Schedule which it replaces;
(ii)no Lender's exposure increases under any adjusted L/C Schedule unless such increase is in connection with an increase in its Revolving Facility

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Commitment (and Participation Amount) following an assignment or transfer under Clause 30 (Changes to the Lenders); and
(iii)the adjusted L/C Schedules dated and includes the reference number of the Letter of Credit to which it applies.
6.10Revaluation of Letters of Credit
(a)If any Letter of Credit is denominated in an Optional Currency, the Agent shall, at the end of each Financial Quarter, or on any other date as determined by the Issuing Agent, recalculate the Base Currency Amount of that Letter of Credit by notionally converting into the Base Currency the outstanding amount of that Letter of Credit on the basis of the Agent's Spot Rate of Exchange on the date of calculation.
(b)If, following any calculation of a Base Currency Amount under paragraph (a) above, the Revolving Facility Utilisations which are Letters of Credit exceed one hundred and two per cent. (102%) of the relevant Guarantee Sub-limit the Borrowers shall ensure that, by the last day of the shortest Interest Period currently applicable to any Loan following such adjustment to the Base Currency Amount, sufficient Letters of Credit are prepaid (by way of the provision of cash cover, such cash cover to be credited to the Cash Collateral Account, or reduction in the face-value amounts of Letters of Credit) so that the Base Currency Amount of the Revolving Facility Utilisations which are Letters of Credit under the affected Revolving Facility does not exceed one hundred per cent. (100%) of the relevant Guarantee Sub-limit.
7.UTILISATION - US DOLLAR SWINGLINE LOANS
7.1General
(a)Clause 4.2 (Further conditions precedent) and Clause 4.3 (Conditions relating to Optional Currencies);
(b)Clause 5 (Utilisation – Revolving Facility Loans);
(c)Clause 10 (Optional Currencies);
(d)Clause 15 (Rate Switch and Interest) as it applies to the calculation of interest on a Loan but not default interest on an overdue amount;
(e)Clause 16 (Interest Periods); and
(f)Clause 17 (Changes to the calculation of interest),
do not apply to US Dollar Swingline Loans.
7.2Delivery of a Utilisation Request for US Dollar Swingline Loans
(a)A US Borrower may utilise the US Dollar Swingline Facility by delivery to the Agent and the Swingline Agent of a duly completed Utilisation Request not later than the Specified Time.
(b)Each Utilisation Request for a US Dollar Swingline Loan must be sent to the Agent and the Swingline Agent to the address, fax number or, electronic mail address or other destination notified by the Agent and the Swingline Agent for this purpose with a copy to its address, fax number or electronic mail address or such other destination referred to in Clause 37 (Notices).

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7.3Completion of a Utilisation Request for US Dollar Swingline Loans
(a)Each Utilisation Request for a US Dollar Swingline Loan is irrevocable and will not be regarded as having been duly completed unless:
(i)it identifies the Borrower;
(ii)it specifies that it is for a US Dollar Swingline Loan;
(iii)the proposed Utilisation Date is a New York Business Day within the Availability Period applicable to Revolving Facility A;
(iv)the US Dollar Swingline Loan is denominated in US Dollars;
(v)the amount of the proposed US Dollar Swingline Loan is not more than the Available US Dollar Swingline Facility and is a minimum of US$5,000,000 or, if less, the Available US Dollar Swingline Facility; and
(vi)the proposed Interest Period:
(A)does not extend beyond the Final Maturity Date applicable to Revolving Facility A;
(B)is a period of not more than five (5) New York Business Days; and
(C)ends on a New York Business Day.
(b)Only one US Dollar Swingline Loan may be requested in each Utilisation Request.
7.4US Dollar Swingline Lenders' participation
(a)If the conditions set out in this Agreement have been met, each US Dollar Swingline Lender shall make its participation in each US Dollar Swingline Loan available to the Swingline Agent through its Facility Office.
(b)The US Dollar Swingline Lenders will only be obliged to comply with paragraph (a) above if on the date of the Utilisation Request and on the proposed Utilisation Date:
(i)no Default is continuing or would result from the proposed Utilisation; and
(ii)the Repeating Representations to be made by each Obligor are true in all material respects.
(c)The amount of each US Dollar Swingline Lender's participation in each US Dollar Swingline Loan will be equal to the proportion borne by its Available US Dollar Swingline Commitment to the Available US Dollar Swingline Facility immediately prior to making the US Dollar Swingline Loan, adjusted to take account of any limit applying under Clause 7.5 (Relationship with Revolving Facility A).
(d)The Swingline Agent shall notify the Agent and each US Dollar Swingline Lender of the amount of each US Dollar Swingline Loan and its participation in that US Dollar Swingline Loan by the Specified Time.
(e)For the avoidance of doubt, nothing in this Agreement shall oblige the Swingline Agent to make a US Dollar Swingline Loan available to a Borrower on behalf of any US Dollar Swingline Lender that has failed to make its participation in such US Dollar Swingline Loan available to the Swingline Agent in accordance with this Clause 7.4.

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(f)The Swingline Agent shall inform the US Dollar Swingline Lenders and the Agent from time to time regarding the balance of the unutilised US Dollar Swingline Commitments and each US Dollar Swingline Lender shall provide the Swingline Agent and the Agent, upon its reasonable request, with confirmation of the amount of outstanding US Dollar Swingline Loans advanced by it at such time.
7.5Relationship with Revolving Facility A
(a)This Clause 7.5 applies when a US Dollar Swingline Loan is outstanding or is to be borrowed.
(b)Revolving Facility A may be used by way of US Dollar Swingline Loans. The US Dollar Swingline Facility is not independent of Revolving Facility A.
(c)Notwithstanding any other term of this Agreement a Lender is only obliged to participate in a Revolving Facility A Loan or a US Dollar Swingline Loan to the extent that it would not result in the Base Currency Amount of its participation and that of a Lender which is its Affiliate in the Revolving Facility A Loans and US Dollar Swingline Loans exceeding its Overall Facility A Commitment.
(d)Where, but for the operation of paragraph (c) above, a Lender's participation and that of a Lender which is its Affiliate in the Revolving Facility A Loans and US Dollar Swingline Loans would have exceeded its Overall Facility A Commitment, the excess will be apportioned among the other Lenders required under this Agreement to make available a participation in the relevant Loan pro rata according to their relevant Commitments. This calculation will be applied as often as necessary until participations in the relevant Loan are apportioned among the relevant Lenders in a manner consistent with paragraph (c) above.
(e)Nothing in this Clause 7.5 shall be construed so as to require a Lender that is not a US Dollar Swingline Lender to participate in a US Dollar Swingline Loan.
7.6Cancellation of US Dollar Swingline Commitment
The US Dollar Swingline Commitments which, at that time, are unutilised shall be immediately cancelled at the end of the Availability Period for Revolving Facility A.
8.LETTERS OF CREDIT
8.1Immediately payable
If a Letter of Credit or any amount outstanding under a Letter of Credit becomes immediately payable, the relevant Borrower under the Revolving Facility to which such Letter of Credit relates shall repay or prepay that amount immediately.
8.2Assignments and transfers
(a)For the avoidance of doubt, the consent of the Issuing Agent is not required for any assignment or transfer of any Lender's rights or obligations under a Revolving Facility.
(b)If the conditions and procedure for transfer specified in Clause 30 (Changes to the Lenders) are satisfied, then on the Transfer Date the Issuing Agent and the New Lender shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been a Lender with the rights or obligations acquired or assumed by it as a result of the transfer and to that extent the Issuing Agent and the Existing Lender shall each be released from further obligations to each other under this Agreement.

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8.3Claims under a Letter of Credit
(a)Where a claim is made or purported to be made under a Letter of Credit and which appears on its face to be in order (a "Syndicated L/C Claim"):
(i)the Issuing Agent shall promptly and in any event within two (2) Business Days of the date of receipt of a Syndicated L/C Claim notify the relevant Borrower and each Lender of the final date on or before which payment of the demand is to be made and the aggregate amount of the Syndicated L/C Claim;
(ii)each Lender (other than a Lender which has paid an amount equal to its Participation Amount (as defined in each case in the relevant Letter of Credit) to the beneficiary) shall immediately on demand pay (via the Issuing Agent) to the relevant beneficiary an amount equal to its Participation Amount (as defined in each case in the relevant Letter of Credit); provided that such amount shall not exceed the maximum amount payable by such Lender to such beneficiary pursuant to the terms of such Letter of Credit;
(iii)the relevant Borrower irrevocably and unconditionally authorises the Lenders to pay such Syndicated L/C claim; and
(iv)the relevant Borrower shall immediately on demand pay to the Issuing Agent for the Lenders an amount equal to the amount of any Syndicated L/C Claim. For the avoidance of doubt this obligation shall be unaffected by the Final Maturity Date.
(b)Each relevant Borrower acknowledges that the Issuing Agent and each Lender:
(i)is not obliged to carry out any investigation or seek any confirmation from any other person before paying a claim; and
(ii)deals in documents only and will not be concerned with the legality of a claim or any underlying transaction or any available set-off, counterclaim or other defence of any person.
(c)The obligations of the Borrowers under this Clause 8.3 will not be affected by:
(i)the sufficiency, accuracy or genuineness of any claim or any other document; or
(ii)any incapacity of, or limitation on the powers of, any person signing a claim or other document.
8.4Issuing Agent's Authorisation
Each Lender hereby unconditionally and irrevocably authorises the Issuing Agent to prepare and complete each Letter of Credit, in the manner contemplated by the relevant Utilisation Request and this Agreement and substantially in the form attached to this Agreement, and to sign each Letter of Credit on its behalf and issue the same to the relevant beneficiary. Such authorisation shall be deemed to be confirmed in respect of each Letter of Credit issued, or to be issued, pursuant to this Agreement and in respect of each Lender on the date on which such Letter of Credit is issued.
8.5Indemnities
Each Borrower shall immediately on demand indemnify the Issuing Agent and each Lender against any cost, loss or liability incurred by the Issuing Agent or by the Lender (in each case, otherwise than by reason of the Issuing Agent's or Lender's own gross negligence or

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wilful misconduct) in acting as the Issuing Agent or as a Lender (as the case may be) under any Letter of Credit issued under a Revolving Facility including arising in connection with:
(a)issuing or maintaining outstanding a Letter of Credit;
(b)funding, making arrangements to fund, or failing to fund or make arrangements to fund, payments under or in connection with a Letter of Credit; and
(c)acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.
8.6Cash cover by Borrower
(a)If a Lender fails to honour its obligations under Clause 8.3 or notifies the Issuing Agent that it will not honour its obligations under Clause 8.3 (Claims under a Letter of Credit) and the Issuing Agent notifies the Parent (with a copy to the Agent) that it requires the relevant Borrower of the relevant Letter of Credit or proposed Letter of Credit to provide cash cover to an account with the Issuing Agent in an amount equal to such Lender's L/C Proportion of the outstanding amount of that Letter of Credit and in the currency of that Letter of Credit then such Borrower shall do so within four (4) Business Days after the notice is given.
(b)Notwithstanding paragraph (a)(vii) of Clause 6.1 (General), the Issuing Agent shall agree to the withdrawal of amounts up to the level of that cash cover from the account if the relevant Lender's obligations in respect of the relevant Letter of Credit are transferred to a New Lender in accordance with the terms of this Agreement.
(c)To the extent that a Borrower has complied with its obligations to provide cash cover in accordance with this Clause 8.6, the relevant Lender's L/C Proportion in respect of that Letter of Credit will remain (but such Lender's obligations in relation to that Letter of Credit may be satisfied in accordance with Clause 6.1 (General)). However, the relevant Borrower will be obliged to pay any Letter of Credit Fee in relation to the relevant letter of credit to the Agent (for the account of and for distribution to the relevant Lenders) but the relevant Borrower shall not be obliged to pay any Letter of Credit Fee in relation to the relevant letter of credit to the relevant Lender.
(d)The relevant Issuing Agent shall promptly notify the Agent of the extent to which a Borrower provides cash cover pursuant to this Clause 8.6 and of any change in the amount of cash cover so provided.
8.7Rights of contribution
No Obligor will be entitled to any right of contribution or indemnity from any Finance Party in respect of any payment it may make under this Clause 8.
8.8Loss sharing
(a)If, at any time after any amount has become payable to the beneficiary under a Letter of Credit, for any reason any amount due and owing to a Lender under the Finance Documents in respect of that claim has not been paid or discharged and any resulting unpaid amount is not shared among the Lenders of the relevant Revolving Facility pro rata to their Loss Share Proportions in respect of such Revolving Facility, the Lenders shall make such payments between themselves as the Agent shall require to ensure that, after taking into account such payments, any such amount is shared between the relevant Lenders pro rata to their Loss Share Proportions.
(b)If a Lender (the "Paying Bank") makes a payment to the Agent for distribution to one or more other Lenders under paragraph (a) above then, without double

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counting, the liability of the relevant Borrower to the Paying Bank shall be increased (or treated as not having been reduced) by an amount equal to the payment so made and the liability of such Borrower to the Lender(s) to which any such payment has been made shall be reduced (or treated as not having been increased) by an amount equal to the payment so made. Following any application of the provisions of paragraph (a) above the Agent is authorised and is instructed to deliver to the beneficiary an adjusted L/C Schedule or a new Letter of Credit, as the case may be, under the terms of this Agreement. Such adjusted L/C or new Letter of Credit shall reflect the L/C Commitments of the Lenders after the application of paragraph (a) above.
8.9Role of the Issuing Agent
(a)Nothing in this Agreement constitutes the Issuing Agent as a trustee or fiduciary of any other person.
(b)The Issuing Agent may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.
(c)The Issuing Agent may rely on:
(i)any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and
(ii)any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.
(d)The Issuing Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.
(e)The Issuing Agent may act in relation to the Finance Documents through its personnel and agents.
(f)The Issuing Agent is not responsible for:
(i)the adequacy, accuracy or completeness of any information (whether oral or written) provided by the Agent, any Party (including itself), or any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; or
(ii)the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document.
8.10Exclusion of liability
(a)Without limiting paragraph (b) below, neither the Issuing Agent nor any Lenders in respect of Letters of Credit will be liable for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.
(b)No Party (other than the Issuing Agent or a Lender in respect of a Letter of Credit) may take any proceedings against any officer, employee or agent of the Issuing Agent or a Lender in respect of a Letter of Credit in respect of any claim it might have against the Issuing Agent or relevant Lender in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Issuing Agent or relevant Lender may

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rely on this Clause 8.10 subject to Clause 1.3 (Third party rights) and the provisions of the Third Parties Act.
8.11Credit appraisal by the Lenders
Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Issuing Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including those listed in paragraphs (a) through (d) of Clause 32.14 (Non-Reliance on the Agent and the Other Finance Parties).
8.12Address for notices
The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of the Issuing Agent for any communication or document to be made or delivered under or in connection with the Finance Documents is that notified in writing to the Agent prior to the Signing Date or any substitute address, fax number or department or officer as the Issuing Agent may notify to the Agent by not less than five (5) Business Days' notice.
8.13Amendments and waivers
Notwithstanding any other provision of this Agreement, an amendment or waiver which relates to the rights or obligations of the Issuing Agent may not be effected without the consent of the Issuing Agent.
8.14Applicability of ISP and UCP
Unless otherwise expressly agreed by the Issuing Agent and each Borrower when a Letter of Credit is issued, the rules of the "International Standby Practices 1998" published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance) shall apply to each standby Letter of Credit, and the rules of the Uniform Customs and Practice for Documentary Credits, as most recently published by the International Chamber of Commerce at the time of issuance shall apply to each commercial Letter of Credit.
9.REPAYMENT
9.1Repayment of Revolving Facility Loans
(a)Each Borrower which has drawn a Revolving Facility Loan shall repay such Revolving Facility Loan on the last day of its Interest Period.
(b)Without prejudice to each Borrower's obligation under paragraph (a) above, if:
(i)one or more Revolving Facility Loans are to be made available to a Borrower:
(A)on the same day that a maturing Revolving Facility Loan is due to be repaid by such Borrower;
(B)in the same currency as the maturing Revolving Facility Loan (unless it arose as a result of the operation of Clause 10.2 (Unavailability of a currency)); and

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(C)in whole or in part for the purpose of refinancing the maturing Revolving Facility Loan; and
(ii)the proportion borne by each Lender's participation in the maturing Revolving Facility Loan to the amount of the maturing Revolving Facility Loan is the same as the proportion borne by such Lender's participation in the new Revolving Facility Loans to the aggregate amount of the new Revolving Facility Loans, the aggregate amount of the new Revolving Facility Loans shall, unless the Parent notifies the Agent to the contrary in the relevant Utilisation Request, be treated as if applied in or towards repayment of the maturing Revolving Facility Loan so that:
(A)    if the amount of the maturing Revolving Facility Loan exceeds the aggregate amount of the new Revolving Facility Loans:
(1)    the relevant Borrower will only be required to make a payment under Clause 35.1 (Payments to the Agent) in an amount in the relevant currency equal to that excess; and
(2)    each Lender's participation in the new Revolving Facility Loans shall be treated as having been made available and applied by the relevant Borrower in or towards repayment of such Lender's participation in the maturing Revolving Facility Loan and such Lender will not be required to make a payment under Clause 35.1 (Payments to the Agent) in respect of its participation in the new Revolving Facility Loans; and
(E)    if the amount of the maturing Revolving Facility Loan is equal to or less than the aggregate amounts of the new Revolving Facility Loans:
(1)    the relevant Borrower will not be required to make a payment under Clause 35.1 (Payments to the Agent); and
(2)    each Lender will be required to make a payment under Clause 35.1 (Payments to the Agent) in respect of its participation in the new Revolving Facility Loans only to the extent that its participation in the new Revolving Facility Loans exceeds such Lender's participation in the maturing Revolving Facility Loan and the remainder of such Lender's participation in the new Revolving Facility Loans shall be treated as having been made available and applied by such Borrower in or towards repayment of such Lender's participation in the maturing Revolving Facility Loan.
(c)At any time when a Lender becomes a Defaulting Lender, the maturity date of each of the participations of such Lender in the Revolving Facility Loans then outstanding will be automatically extended to the Final Maturity Date in relation to the Revolving Facility and will be treated as separate Revolving Facility Loans (the "Separate Loans") denominated in the currency in which the relevant participations are outstanding.

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(d)Subject to the Majority Lenders’ consent, a Borrower to whom a Separate Loan is outstanding may prepay such Loan by giving five (5) Business Days' prior notice to the Agent. The Agent will forward a copy of a prepayment notice received in accordance with this paragraph (d) to the Defaulting Lender concerned as soon as practicable on receipt.
(e)Interest in respect of a Separate Loan will accrue for successive Interest Periods selected by the relevant Borrower by the time and date specified by the Agent (acting reasonably) and will be payable by such Borrower to the Defaulting Lender on the last day of each Interest Period of such Loan.
(f)The terms of this Agreement relating to Revolving Facility Loans generally shall continue to apply to Separate Loans other than to the extent inconsistent with paragraphs (c) to (e) above, in which case those paragraphs shall prevail in respect of any Separate Loan.
10.OPTIONAL CURRENCIES
10.1Selection of currency
Each Borrower shall select the currency of a Revolving Facility Utilisation in the applicable Utilisation Request.
10.2Unavailability of a currency
If before the Specified Time:
(a)a Lender notifies the Agent that the Optional Currency requested is not readily available to it in the amount required; or
(b)a Lender notifies the Agent that compliance with its obligation to participate in a Loan in the proposed Optional Currency would contravene a law or regulation applicable to it, the Agent will give notice to the relevant Borrower to that effect by the Specified Time. In this event, any Lender that gives notice pursuant to this Clause 10.2 will be required to participate in the Loan in the Base Currency (in an amount equal to such Lender's proportion of the Base Currency Amount, or in respect of a Rollover Loan, an amount equal to such Lender's proportion of the Base Currency Amount of the Rollover Loan that is due to be made) and its participation will be treated as a separate Loan denominated in the Base Currency during such Interest Period.
10.3Agent's calculations
Each Lender's participation in a Loan will be determined in accordance with paragraph (b) of Clause 5.4 (Lenders' participation).
11.US DOLLAR SWINGLINE FACILITY
11.1US Dollar Swingline
Subject to the terms of this Agreement, the US Dollar Swingline Lenders make available to the Swingline Agent, by the Specified Time, for the account of the relevant US Borrower a US Dollar swingline loan facility in an aggregate amount equal to the Total US Dollar Swingline Commitments.

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11.2Purpose
Each Borrower shall apply all amounts borrowed by it under the US Dollar Swingline Facility for general corporate purposes. A US Dollar Swingline Loan may not be applied in repayment or prepayment of another US Dollar Swingline Loan.
11.3Repayment
Each Borrower that has drawn a US Dollar Swingline Loan shall repay that US Dollar Swingline Loan on the last day of its Interest Period.
11.4Voluntary prepayment of US Dollar Swingline Loans
(a)A Borrower to which a US Dollar Swingline Loan has been made may prepay at any time the whole of that US Dollar Swingline Loan.
(b)Unless a contrary indication appears in this Agreement, any part of the US Dollar Swingline Facility which is prepaid or repaid may be re-borrowed in accordance with the terms of this Agreement.
11.5Interest
(a)The rate of interest on each US Dollar Swingline Loan for any day during its Interest Period is the higher of:
(i)the prime commercial lending rate in US Dollars announced by the Swingline Agent at the Specified Time and in force on such day; and
(ii)zero and a half per cent. (0.50%) per annum over the rate per annum determined by the Swingline Agent to be the Federal Funds Rate (as published by the Federal Reserve Bank of New York) for such day (and if such rate is less than zero, then such rate will be deemed to be zero).
(b)The Swingline Agent shall promptly notify the Agent, the US Dollar Swingline Lenders and the relevant Borrower of the determination of the rate of interest under paragraph (a) above.
(c)If any day during an Interest Period is not a New York Business Day, the rate of interest on a US Dollar Swingline Loan on such day will be the rate applicable to the immediately preceding New York Business Day.
(d)Each Borrower shall pay accrued interest on each US Dollar Swingline Loan made to it on the last day of its Interest Period.
11.6US Dollar Swingline Agent
(a)The Swingline Agent may perform its duties in respect of the US Dollar Swingline Facility through an Affiliate acting as its agent.
(b)Notwithstanding any other term of this Agreement and without limiting the liability of any Obligor under the Finance Documents, each Lender shall (in proportion to its share of the Total Facility A Commitments or, if the Total Facility A Commitments are then zero, to its share of the Total Facility A Commitments immediately prior to their reduction to zero) pay to or indemnify the Swingline Agent, within three (3) Business Days of demand, for or against any cost, loss or liability (including for negligence or any other category of loss whatsoever) incurred by the Swingline Agent or its Affiliate (other than by reason of the Swingline Agent's or the Affiliate's gross negligence or wilful misconduct) or, in the case of any cost, loss or liability pursuant to Clause 35.11 (Disruption to Payment Systems, etc.) notwithstanding the Swingline Agent's or the Affiliate's

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negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Swingline Agent or the Affiliate in acting as Swingline Agent for the US Dollar Swingline Facility under the Finance Documents (unless the Swingline Agent or its Affiliate has been reimbursed by an Obligor pursuant to a Finance Document).
11.7Interest Period – US Dollar Swingline Loans
(a)Each US Dollar Swingline Loan has one Interest Period only.
(b)The Interest Period for a US Dollar Swingline Loan must be selected in the relevant Utilisation Request.
11.8Partial Payments
(a)If the Swingline Agent or Agent receives a payment in respect of the US Dollar Swingline Facility that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents in respect of the US Dollar Swingline Facility, the Agent or the Swingline Agent (as applicable) shall apply that payment towards the obligations of such Obligor under the Finance Documents in respect of the US Dollar Swingline Facility in the following order:
(i)first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent, the Swingline Agent or its Affiliate under the Finance Documents incurred in respect of the US Dollar Swingline Facility;
(ii)secondly, in or towards payment pro rata of any accrued interest on a US Dollar Swingline Loan due but unpaid under this Agreement;
(iii)thirdly, in or towards payment pro rata of the principal of any US Dollar Swingline Loan due but unpaid under this Agreement; and
(iv)fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents in respect of the US Dollar Swingline Facility.
(b)The Swingline Agent shall, if so directed by all the US Dollar Swingline Lenders, vary the order set out in sub-paragraphs (a)(ii) to (iv) above.
(c)Paragraphs (a) and (b) above will override any appropriation made by an Obligor and Clause 35.6 (Partial payments) does not apply to the US Dollar Swingline Facility.
11.9Loss sharing
(a)If a Revolving Facility A Loan (including a US Dollar Swingline Loan) or interest on a Revolving Facility A Loan (including a US Dollar Swingline Loan) is not paid in full on its due date, the Agent (if requested to do so in writing by any affected Lender) shall calculate the amount (if any) which needs to be paid or received by each Lender with a Revolving Facility A Commitment to place such Lender in the position it would have been in had each Lender (or its Affiliate) with a Facility A Commitment participated in such Loan in the proportion borne by its Facility A Commitment to the Total Facility A Commitments and, if the Total Facility A Commitments are then zero, the proportion borne by its Facility A Commitment to the Total Facility A Commitments immediately prior to their reduction to zero.
(b)The calculation of the Agent is designed solely to allocate the unpaid amount proportionally among the Lenders with a Revolving Facility A Commitment according to their Revolving Facility A Commitments and will not take into account any commitment fee or other amount payable under the Finance Documents.

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(c)The Agent will set a date (the "Loss Sharing Date") on which payments must be made under this Clause 11.9. The Agent shall give at least three (3) Business Days' notice to each affected Lender of this date and the amount of the payment (if any) to be paid or received by it on this date.
(d)On the Loss Sharing Date:
(i)each affected Lender who has to make a payment shall pay to the Agent the relevant amount set out in the notice referred to in paragraph (c) above; and
(ii)out of the amounts the Agent receives, the Agent shall pay to each affected Lender who is entitled to receive a payment the amount set out in that notice.
(e)If the amount actually received by the Agent from the Lenders under paragraph (d) above is insufficient to pay the full amount required to be paid under that paragraph, the Agent shall distribute the amount it actually receives among the affected Lenders pro rata to the amounts they are entitled to receive under that paragraph.
(f)If a Lender makes a payment to the Agent under this Clause 11.9 then, to the extent that such payment is distributed by the Agent under paragraphs (d) or (e) above, as between the relevant Obligor and such Lender an amount equal to the amount of that distributed payment will be treated as not having been paid by the relevant Obligor.
(g)Any payment under this Clause 11.9 will not reduce the obligations in aggregate of any Obligor.
12.ILLEGALITY, VOLUNTARY PREPAYMENT AND CANCELLATION
12.1Illegality
Subject to Clause 12.2 (Illegality in relation to the Issuing Agent), if it becomes unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund, issue or maintain its participation in any Utilisation:
(a)such Lender shall promptly notify the Agent upon becoming aware of that event;
(b)upon the Agent notifying each Borrower, the Revolving Facility Commitments of such Lender and of any Affiliate of such Lender which is a US Dollar Swingline Lender will be immediately cancelled; and
(c)the relevant Borrower shall repay such Lender's (and any such Affiliate's) participation in the Utilisations made to such Borrower on the last day of the Interest Period for each Utilisation occurring after the Agent has notified such Borrower or, if earlier, the date specified by the Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law).
12.2Illegality in relation to the Issuing Agent
If it becomes unlawful for an Issuing Agent or any Lender to issue or leave outstanding any Letter of Credit or otherwise to perform any of its obligations in respect of Letters of Credit or to fund or maintain its participation in any Utilisation by way of Letter of Credit as contemplated by this Agreement, then:
(a)that Issuing Agent or such Lender shall promptly notify the Agent upon becoming aware of that event;

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(b)the Issuing Agent or such Lender shall not be obliged to issue or participate in (as the case may be) any Letter of Credit;
(c)each Borrower shall use all reasonable endeavours to procure the release of each Letter of Credit issued by that Issuing Agent or in which such Lender participates and which is outstanding at such time. If a Borrower fails to procure the release of a Letter of Credit it will be obliged to prepay that Letter of Credit; and
(d)in the case of illegality affecting the Issuing Agent, unless any other Lender has agreed to be an Issuing Agent pursuant to the terms of this Agreement, then the Revolving Facility shall cease to be available for the issue of Letters of Credit.
To the extent permitted by law, nothing in this Clause 12.2 shall prevent a Borrower from utilising a Revolving Facility to prepay a Letter of Credit in accordance with paragraph (c) above.
12.3Voluntary cancellation
(a)The relevant Borrower may, if it gives the Agent not less than five (5) Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of US$5,000,000 for Revolving Facility A and €5,000,000 for Revolving Facility B) of an Available Revolving Facility.
(b)The relevant Borrower may not make a cancellation pursuant to paragraph (a) above to the extent that that cancellation would result in a Lender (or its Affiliate) failing to meet the requirement set out in paragraph (g) of Clause 30.2 (Conditions of assignment or transfer).
(c)Any cancellation under this Clause 12.3 shall reduce the Revolving Facility Commitments of the Lenders rateably under that Facility.
12.4Voluntary prepayment of Loans
Each Borrower may, if it gives the Agent not less than:
(a)in the case of a Term Rate Loan, five (5) Business Days' (or such shorter period as the Majority Lenders may agree) prior notice; or
(b)in the case of a Compounded Rate Loan, five (5) RFR Banking Days' (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of a Loan drawn by it under the Facility made available to it (but, if in part, being an amount that reduces such Loan by a minimum amount of US$5,000,000 for Revolving Facility A and €5,000,000 for Revolving Facility B) and provided further that no more than six (6) voluntary prepayments of Compounded Rate Loans may occur in any Financial Year.
12.5Voluntary prepayment of Letters of Credit
Each Borrower may, if it gives the Agent not less than:
(a)in the case of a Term Rate Loan, five (5) Business Days' (or such shorter period as the Majority Lenders may agree) prior notice; or
(b)in the case of a Compounded Rate Loan, five (5) RFR Banking Days' (or such shorter period as the Majority Lenders may agree) prior notice,

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prepay the whole or any part of a Letter of Credit requested by it under a Revolving Facility made available to it.
12.6Right of cancellation and repayment in relation to a single Lender or the Issuing Agent
(a)If:
(i)any sum payable to any Lender by an Obligor is required to be increased under paragraph (c) of Clause 19.2 (Tax gross-up); or
(ii)any Lender or the Issuing Agent claims indemnification from the Parent or an Obligor under Clause 19.3 (Tax indemnity) or Clause 20.1 (Increased Costs); or
(iii)any Lender is a Defaulting Lender;
the Parent (on behalf of each Borrower) may (but shall not be obligated to), whilst the circumstance giving rise to the events referred to above continues, give the Agent notice:
(A)(if such circumstances relate to a Lender or any Affiliate of a Lender) of cancellation of the Revolving Facility Commitment of such Lender and of any Affiliate of such Lender which is a US Dollar Swingline Lender or its intention to procure the repayment of such Lender's and any such Affiliate's participation in the Utilisations or give the Agent notice of its intention to replace such Lender (together with any Affiliate of such Lender) in accordance with paragraph (c) below; or
(B)(if such circumstances relate to a Lender or to the Issuing Agent) of repayment of any outstanding Letter of Credit issued by it and cancellation of its appointment as an Issuing Agent or Lender under this Agreement in relation to any Letters of Credit to be issued in the future.
(b)On receipt of a notice referred to in paragraph (a) above in relation to a Lender or an Affiliate of a Lender, the Available Revolving Commitment of such Lender and any such Affiliate shall immediately be reduced to zero. The Parent shall ensure that a Borrower to which a Utilisation is outstanding shall promptly, and in any event within five (5) Business Days, repay such Lender's and any such Affiliate's participation in each Loan and Letter of Credit together with all interest and other amounts accrued under the Finance Documents.
(c)In lieu of the cancellations referred to in Clause 12.1 (Illegality) and above in this Clause 12.6, each Borrower shall have the right, but not the obligation, at its own expense, upon notice from such Borrower to such Lender (the "Terminated Lender") and the Agent, to replace such Terminated Lender (together with any Affiliate of that Terminated Lender) with a New Lender (in accordance with and subject to the restrictions contained in Clause 30 (Changes to the Lenders)) approved by the Agent, the Swingline Agent and the Issuing Agent, and such Terminated Lender hereby agrees to transfer and assign without recourse (in accordance with and subject to the restrictions contained in Clause 30 (Changes to the Lenders)) all its interests, rights and obligations under this Agreement to such assignee; provided that such Terminated Lender shall not have any obligation to the Parent to find a New Lender and no Terminated Lender shall be obligated to make any such assignment:
(i)unless such assignee or such Borrower shall pay to the affected Terminated Lender such Terminated Lender's and such Affiliate's

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participation in all Utilisations together with all interest and other amounts accrued under the Finance Documents;
(ii)if to make such transfer or assignment would cause such Terminated Lender or such Affiliate to breach, or such transfer or assignment is of and in itself in breach of, in each case, any provision of law or regulation; and
(iii)unless such Terminated Lender is satisfied that it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to such assignment.
(d)A Terminated Lender shall not be obliged to transfer its rights and obligations pursuant to paragraph (c) above to the extent that the transfer would result in that Terminated Lender (or its Affiliate) failing to meet the requirement set out in paragraph (g) of Clause 30.2 (Conditions of assignment or transfer).
13.MANDATORY PREPAYMENT
13.1Change of Control or Sale
Upon the occurrence of:
(a)a Change of Control; or
(b)the sale of all or substantially all of the assets of the Group whether in a single transaction or a series of related transactions (other than as a result of a Permitted Transaction):
(i)a Lender shall not be obliged to fund a Utilisation (except for a Rollover Loan); and
(ii)the Agent shall, upon written instructions from an individual Lender and, by not less than thirty (30) days' notice, cancel the Revolving Facility Commitment of such Lender and of any Affiliate of such Lender which is a US Dollar Swingline Lender and require repayment of the participation of such Lender in the Loans, whereupon the Revolving Facility Commitment of such Lender and of any such Affiliate will be cancelled and all outstanding participations of such Lender and of any such Affiliate, together with accrued interest, and all other amounts accrued under the Finance Documents and owing to such Lender and of any such Affiliate, shall become immediately due and payable and the Borrowers shall repay or prepay such amounts.
14.RESTRICTIONS
14.1Notices of cancellation or prepayment
Any notice of cancellation, prepayment, authorisation or other election given by any Party under Clause 12 (Illegality, voluntary prepayment and cancellation) shall (subject to the terms of such Clause) be irrevocable and, unless a contrary indication appears in this Agreement, any such notice shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.
14.2Interest and other amounts
Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

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14.3Reborrowing of Loans; Reutilisation of Facility
Unless a contrary indication appears in this Agreement, any part of the Revolving Facility which is prepaid by the Borrower to which such Revolving Facility has been made available, in accordance with Clause 12.4 (Voluntary prepayment of Loans) or Clause 12.5 (Voluntary prepayment of Letters of Credit) may be reborrowed (in the case of Loans) or reutilised (in the case of Letters of Credit) by the relevant Borrower in accordance with the terms of this Agreement.
14.4Prepayment in accordance with Agreement
The Borrowers shall not repay or prepay all or any part of the Utilisations or cancel all or any part of the Revolving Facility Commitments except at the times and in the manner expressly provided for in this Agreement.
14.5No reinstatement of Commitments
No amount of the Total Facility Commitments cancelled under this Agreement may be subsequently reinstated.
14.6Agent's receipt of notices
If the Agent receives a notice under Clause 12 (Illegality, Voluntary Prepayment and Cancellation), it shall promptly forward a copy of that notice or election to either the Borrowers or the affected Lender, as appropriate.
15.RATE SWITCH, PUBLISHED RATE MATERIAL CHANGE AND INTEREST
15.1The provisions of this Clause 15 shall be subject to the provisions of Clause 42.9 (Borrowers' conditional right to terminate this Agreement early).
15.1Switch to Compounded Reference Rate
On and from the Rate Switch Date or, where any affected Borrower is an Italian Borrower, the Termination Period End Date:
(a)the Compounded Reference Rate will replace the Term Reference Rate for the calculation of interest for loans in such Rate Switch Currency under this Agreement; and
(b)any Loan or Unpaid Sum in such Rate Switch Currency shall be a "Compounded Rate Loan" and Clause 15.8 (Calculation of interest – Compounded Rate Loans) shall apply to each such Loan or Unpaid Sum.
15.2Notifications by Agent of Rate Switch Trigger Event
(a)Following the occurrence of a Rate Switch Trigger Event for a Rate Switch Currency the Agent shall:
(i)promptly upon becoming aware of the occurrence of such Rate Switch Trigger Event, notify the Parent, the relevant Borrower(s) and the Lenders of such Rate Switch Trigger Event; and
(ii)promptly upon becoming aware of the date of such Rate Switch Trigger Event Date applicable to such Rate Switch Trigger Event, notify the Parent, the relevant Borrower(s) and the Lenders of such date.

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(b)The Agent shall, promptly and in any case within thirty (30) days following a Rate Switch Date, notify the Parent, the relevant Borrower(s) and the Lenders of such Rate Switch Date.
15.3Rate Switch definitions
In this Agreement:
"Rate Switch Currency" means a Term Rate Currency:
(a)which is specified as a "Rate Switch Currency" in the applicable Reference Rate Terms; and
(b)for which there are Reference Rate Terms applicable to Compounded Rate Loans.
"Rate Switch Date" means, in relation to a Rate Switch Currency, the earliest to occur of any Rate Switch Trigger Event Date for such Rate Switch Currency.
"Rate Switch Trigger Event" means, in relation to any Rate Switch Currency and the Primary Term Rate applicable to Loans in such Rate Switch Currency:
(c)
(i)the administrator of such Primary Term Rate or its supervisor publicly announces that such administrator is insolvent or that its authorisation or recognition has been withdrawn or suspended; or
(ii)information is published in any order, decree, notice, petition or filing, however described, of or filed with a court, tribunal, exchange, regulatory authority or similar administrative, regulatory or judicial body which reasonably confirms that the administrator of such Primary Term Rate is insolvent, provided that, in each case, at that time, there is no successor administrator to continue to provide such Primary Term Rate;
(d)the administrator of such Primary Term Rate publicly announces that it has ceased or will cease to provide such Primary Term Rate for any Quoted Tenor permanently or indefinitely and, at that time, there is no successor administrator to continue to provide such Primary Term Rate for such Quoted Tenor;
(e)the supervisor of the administrator of such Primary Term Rate publicly announces that such Primary Term Rate has been or will be permanently or indefinitely discontinued for any Quoted Tenor;
(f)the administrator of such Primary Term Rate or its supervisor publicly announces that such Primary Term Rate for any Quoted Tenor may no longer be used; or
(g)the supervisor of the administrator of such Primary Term Rate publicly announces or publishes information stating that such Primary Term Rate for any Quoted Tenor is no longer, or as of a specified future date will no longer be, representative of the underlying market and the economic reality that it is intended to measure and that such representativeness will not be restored (as determined by such supervisor).
"Rate Switch Trigger Event Date" means, in relation to a Rate Switch Currency:
(h)in the case of an occurrence of a Rate Switch Trigger Event for such Rate Switch Currency described in paragraph (a) of the definition of "Rate Switch Trigger

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Event", the date on which the relevant Primary Term Rate ceases to be published or otherwise becomes unavailable;
(i)in the case of an occurrence of a Rate Switch Trigger Event for such Rate Switch Currency described in paragraphs (b), (c) or (d) of the definition of "Rate Switch Trigger Event", the date on which the relevant Primary Term Rate for the relevant Quoted Tenor ceases to be published or otherwise becomes unavailable; and
(j)in the case of an occurrence of a Rate Switch Trigger Event for such Rate Switch Currency described in paragraph (e) of the definition of "Rate Switch Trigger Event", the date on which the relevant Primary Term Rate for the relevant Quoted Tenor ceases to be representative of the underlying market and the economic reality that it is intended to measure (as determined by the supervisor of the administrator of such Primary Term Rate).
15.4Published Rate Material Change – switch to Revised Published Rate
On and from the Rate Switch Date or, where any affected Borrower is an Italian Borrower, the Termination Period End Date:
(a)    in the case of a Term Rate Loan, the relevant Revised Published Rate will replace the applicable Primary Term Rate under paragraph (a) of the definition of "Term Reference Rate" in respect of such Term Rate Loan; and
(b)    in the case of a Compounded Rate Loan, the relevant Revised Published Rate will replace the applicable RFR for the purposes of the definition of "Compounded Reference Rate" in respect of such Compounded Rate Loan.
15.5Notifications by Agent of Published Rate Material Change
The Agent shall:
(a)promptly upon becoming aware of the occurrence (or likely future occurrence) of such Published Rate Material Change, notify the Parent, the relevant Borrower(s) and the Lenders of that occurrence; and
(b)promptly, and in any case within thirty (30) days, notify the Parent, the relevant Borrower(s) and the Lenders of the occurrence of the Published Rate Material Change Switch Date.
15.6Revised Published Rate definitions
In this Agreement:
"Published Rate Material Change" means, in relation to a Published Rate:
(a)any material change in the methodology, formula or other means of determining such Published Rate compared to the criteria applicable on the Signing Date; or
(b)any material change in the methodology, formula or other means of determining such Published Rate publicly qualified as a material change by the administrator of such Published Rate.
"Published Rate Material Change Switch Date" means, in relation to a Published Rate, the date of occurrence of the earlier to occur of the events under paragraph (a) and paragraph (b) of the definition of "Published Rate Material Change".

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(i)"Revised Published Rate" means, upon the occurrence of a Published Rate Material Change, such Published Rate based on the formula or methodology in force from time to time.
15.7Calculation of interest – Term Rate Loans
The rate of interest on each Term Rate Loan for each Interest Period is the percentage rate per annum which is the sum of the applicable:
(a)Margin; and
(b)Term Reference Rate.
15.8Calculation of interest – Compounded Rate Loans
(a)The rate of interest on each Compounded Rate Loan for any day during an Interest Period is the percentage rate per annum which is the sum of the applicable:
(i)Margin; and
(ii)Compounded Reference Rate for such day.
(b)If any day during an Interest Period for a Compounded Rate Loan is not an RFR Banking Day, the rate of interest on such Compounded Rate Loan for such day will be the rate applicable to the immediately preceding RFR Banking Day.
15.9Usury Cap
Notwithstanding any other provision of this Agreement, if at any time the rate of interest applicable to a Loan made available under this Agreement to any Borrower incorporated under the laws of the Republic of Italy (including the relevant component of any applicable fee and expense) exceeds the maximum rate permitted by the Italian law 7 March 1996 No. 108 and related implementation regulations (the "Italian Usury Legislation"), the rate of interest payable by the relevant Borrower shall be deemed to be automatically reduced, for the shortest possible period, to the maximum rate permitted under the Italian Usury Legislation.
15.10Payment of interest
Each Borrower to which a Loan has been made shall pay accrued interest on such Loan on the last day of each Interest Period (and, in the event an Interest Period is longer than six (6) Months, on the dates falling at six-monthly intervals after the first day of the relevant Interest Period).
15.11Default interest
(a)If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is one per cent. (1%) higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Agent (acting reasonably). Any interest accruing under this Clause 15.11 shall be immediately payable by the Obligor on demand by the Agent.

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(b)If any overdue amount consists of all or part of a Term Rate Loan which became due on a day which was not the last day of an Interest Period relating to such Loan:
(i)the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to such Loan; and
(ii)the rate of interest applying to the overdue amount during that first Interest Period shall be one per cent. (1%) higher than the rate which would have applied if the overdue amount had not become due.
(c)Default interest (if unpaid) arising on an overdue amount will be compounded (to the extent permitted under any applicable law and regulation, including Article 1283 of the Italian Civil Code, as amended, supplemented or implemented from time to time) with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.
15.12Notification of rates of interest
(a)The Agent shall promptly notify the Lenders and the relevant Borrower of the determination of a rate of interest relating to a Term Rate Loan.
(b)The Agent shall promptly upon a Compounded Rate Interest Payment being determinable notify:
(i)the relevant Borrower of such Compounded Rate Interest Payment;
(ii)each relevant Lender of the proportion of such Compounded Rate Interest Payment which relates to such Lender's participation in the relevant Compounded Rate Loan; and
(iii)the relevant Lenders and the relevant Borrower of:
(A)each applicable rate of interest relating to the determination of such Compounded Rate Interest Payment; and
(B)to the extent it is then determinable, the Market Disruption Rate (if any) relating to the relevant Compounded Rate Loan.
This paragraph (b) shall not apply to any Compounded Rate Interest Payment determined pursuant to Clause 17.4 (Cost of funds).
(c)The Agent shall promptly notify the relevant Borrower of each Funding Rate relating to a Loan.
(d)The Agent shall promptly notify the relevant Lenders and the relevant Borrower of the determination of a rate of interest relating to a Compounded Rate Loan to which Clause 17.4 (Cost of funds) applies.
(e)This Clause 15.12 shall not require the Agent to make any notification to any Party on a day which is not a Business Day.
15.13Interest Rate Limitation
Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Utilisation by a US Borrower, together with all fees, charges and other amounts which are treated as interest on such Utilisation under applicable law (collectively the "Charges"), shall exceed the maximum lawful rate (the "Maximum Rate") which may be contracted for, charged, taken, received or reserved by the Lender holding such Utilisation

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in accordance with applicable law, the rate of interest payable in respect of such Utilisation, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Utilisation but were not payable as a result of the operation of this Clause 15.12 shall be cumulated and the interest and Charges payable to such Lender in respect of other Utilisation or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Margin to the date of repayment, shall have been received by such Lender.
16.INTEREST PERIODS
16.1Selection of Interest Periods and Terms
(a)Each Borrower may select an Interest Period for a Revolving Facility Loan in the Utilisation Request for that Revolving Facility Loan.
(b)Subject to this Clause 16 each Borrower may select an Interest Period of any period specified in the applicable Reference Rate Terms or any other period agreed between the relevant Borrower and the Agent (acting on the instructions of all the Lenders under the relevant Facility).
(c)If a Borrower (or the Obligors' Agent) fails to deliver a Selection Notice to the Agent in accordance with paragraph (b) above, the relevant Interest Period will be the period specified in the applicable Reference Rate Terms.
(d)An Interest Period for a Revolving Facility Loan shall not extend beyond the Final Maturity Date applicable to its Facility.
(e)A Revolving Facility Loan and a US Dollar Swingline Loan have one Interest Period only.
(f)The length of an Interest Period of a Term Rate Loan shall not be affected by such Term Rate Loan becoming a "Compounded Rate Loan" for such Interest Period pursuant to Clause 17.1 (Interest calculation if no Primary Term Rate).
(g)No Interest Period for a Compounded Rate Loan shall be longer than six (6) Months.
16.2Non-Business Days
Any rules specified as "Business Day Conventions" in the applicable Reference Rate Terms for a Loan or Unpaid Sum shall apply to each Interest Period for such Loan or Unpaid Sum.
17.CHANGES TO THE CALCULATION OF INTEREST
17.1Interest calculation if no Primary Term Rate
(a)Interpolated Primary Term Rate: If no Primary Term Rate is available for the Interest Period of a Term Rate Loan, the applicable Term Reference Rate shall be the Interpolated Primary Term Rate for a period equal in length to the Interest Period of such Loan.
(b)Shortened Interest Period: If paragraph (a) above applies but it is not possible to calculate the Interpolated Primary Term Rate, the Interest Period of the Loan shall (if it is longer than the applicable Fallback Interest Period) be shortened to the applicable Fallback Interest Period and the applicable Term Reference Rate shall be determined pursuant to the definition of Term Reference Rate.

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(c)Shortened Interest Period and Historic Primary Term Rate: If paragraph (b) above applies but no Primary Term Rate is available for the Interest Period of such Loan and it is not possible to calculate the Interpolated Primary Term Rate, the applicable Term Reference Rate shall be the Historic Primary Term Rate for such Loan.
(d)Shortened Interest Period and Interpolated Historic Primary Term Rate: If paragraph (c) above applies but no Historic Primary Term Rate is available for the Interest Period of the Loan, the applicable Term Reference Rate shall be the Interpolated Historic Primary Term Rate for a period equal in length to the Interest Period of such Loan.
(e)Alternative Term Rate: If paragraph (d) above applies but it is not possible to calculate the Interpolated Historic Primary Term Rate, the Interest Period of such Loan shall, if it has been shortened pursuant to paragraph (b) above, revert to its previous length and, if "Alternative Term Rate" is specified in the Reference Rate Terms for such Loan, the applicable Term Reference Rate shall be the sum of:
(i)the Alternative Term Rate as of the Quotation Time for a period equal in length to the Interest Period of such Loan; and
(ii)any applicable Alternative Term Rate Adjustment.
(f)Interpolated Alternative Term Rate: If paragraph (e) above applies but no Alternative Term Rate is specified in the Reference Rate Terms for such Loan or if no Alternative Term Rate is available for the Interest Period of such Loan, the applicable Term Reference Rate shall be the sum of:
(i)the Interpolated Alternative Term Rate for a period equal in length to the Interest Period of such Loan; and
(ii)any applicable Alternative Term Rate Adjustment.
(g)Compounded Reference Rate or cost of funds: If paragraph (f) above applies but it is not possible to calculate the Interpolated Alternative Term Rate then:
(i)if "Compounded Reference Rate will apply as a fallback" is specified in the Reference Rate Terms for such Loan and there are Reference Rate Terms applicable to Compounded Rate Loans in the relevant currency:
(A)there shall be no Term Reference Rate for such Loan for such Interest Period and Clause 15.7 (Calculation of interest – Term Rate Loans) will not apply to such Loan for such Interest Period; and
(B)such Loan shall be a "Compounded Rate Loan" for such Interest Period and Clause 15.8 (Calculation of interest – Compounded Rate Loans) shall apply to such Loan for such Interest Period; and
(ii)if:
(A)"Compounded Reference Rate will not apply as a fallback" and
(B)"Cost of funds will apply as a fallback",
are specified in the Reference Rate Terms for such Loan, Clause 17.4 (Cost of funds) shall apply to such Loan for such Interest Period.
17.2Interest calculation if no RFR or Central Bank Rate
If:

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(a)there is no applicable RFR or Central Bank Rate for the purposes of calculating the Daily Non-Cumulative Compounded RFR Rate for an RFR Banking Day during an Interest Period for a Compounded Rate Loan; and
(b)"Cost of funds will apply as a fallback" is specified in the Reference Rate Terms for such Loan,
Clause 17.4 (Cost of funds) shall apply to such Loan for such Interest Period.
17.3Market disruption
If:
(a)a Market Disruption Rate is specified in the Reference Rate Terms for a Loan; and
(b)before the Reporting Time for such Loan the Agent receives notifications from a Lender or Lenders (whose participations in such Loan exceed thirty-five per cent. (35%) of such Loan) that its cost of funds relating to its participation in such Loan would be in excess of that Market Disruption Rate, then Clause 17.4 (Cost of funds) shall apply to such Loan for the relevant Interest Period.
17.4Cost of funds
(a)If this Clause 17.4 applies to a Loan for an Interest Period neither Clause 15.7 (Calculation of interest – Term Rate Loans) nor Clause 15.8 (Calculation of interest – Compounded Rate Loans) shall apply to such Loan for such Interest Period and the rate of interest on such Loan for such Interest Period shall be the percentage rate per annum which is the sum of:
(i)the applicable Margin; and
(ii)the rate (and the method or source for the relevant determination) notified to the Agent and the relevant Borrower by such Lender as soon as practicable and in any event by the Reporting Time for such Loan, to be that which expresses as a percentage rate per annum its cost of funds relating to its participation in such Loan.
(b)If this Clause 17.4 applies and the Agent or the Parent so requires, the Agent and the Parent shall enter into negotiations (for a period of not more than thirty (30) days) with a view to agreeing a substitute basis for determining the rate of interest.
(c)Any alternative basis agreed pursuant to paragraph (b) above shall, with the prior consent of all the Lenders and the Parent, be binding on all Parties.
(d)If this Clause 17.4 applies pursuant to Clause 17.3 (Market disruption) and:
(i)a Lender's Funding Rate is less than the relevant Market Disruption Rate; or
(ii)a Lender does not notify a rate to the Agent by the relevant Reporting Time, such Lender's cost of funds relating to its participation in such Loan for such Interest Period shall be deemed, for the purposes of paragraph (a) above, to be the Market Disruption Rate for such Loan.

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(e)Subject to paragraph (d) above if this Clause 17.4 applies but any Lender does not notify a rate to the Agent by the Reporting Time for the relevant Loan the rate of interest shall be calculated on the basis of the rates notified by the other Lenders.
(f)If this Clause 17.4 applies the Agent shall, as soon as is practicable, notify the Parent.]
17.5Break Costs
(a)If an amount is specified as Break Costs in the Reference Rate Terms for a Loan or Unpaid Sum, each Borrower shall, within three (3) Business Days of demand by a Finance Party, pay to such Finance Party its Break Costs (if any) attributable to all or any part of such Loan or Unpaid Sum being paid by such Borrower on a day other than the last day of an Interest Period for such Loan or Unpaid Sum.
(b)Each Lender shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.
18.FEES
18.1Commitment fee
(a)The Borrowers under each Facility (as applicable) shall pay to the Agent (for the account of each Lender) a fee in US Dollars in respect of Revolving Facility A, and, as applicable, a fee in Euro in respect of Revolving Facility B, computed at the rate of thirty five per cent. (35%) of the relevant Margin per annum on such Lender's Available Revolving Commitment under the relevant Facility from the date on which the conditions precedent listed in Part I of Schedule 2 (Conditions Precedent) have been satisfied to the end of the Availability Period applicable to the relevant Facility.
(b)The accrued commitment fee calculated in accordance with paragraph (a) above is payable on the last day of each successive period of three (3) Months which ends during the relevant Availability Period, on the last day of the Availability Period and, if cancelled in full, on the cancelled amount of the relevant Lender's Commitment at the time the cancellation is effective.
(c)No commitment fee is payable to the Agent (for the account of a Lender) on any Available Revolving Commitment of such Lender for any day on which such Lender is a Defaulting Lender.
18.2Upfront and structuring fee
The Parent (or any other Borrower at the election of the Parent) shall pay to the Agent (for the account of each Bookrunner and Mandated Lead Arranger and each Mandated Lead Arranger or any of their respective Affiliates which is also a Lender) an upfront and structuring fee in the amount and at the times agreed in the Upfront and Structuring Fee Letter and any other relevant Fee Letter.
18.3Agency fee
The Parent shall pay to the Agent (for its own account) an agency fee to remunerate its activities as Agent in the amount and at the times agreed in the Agent's Fee Letter.
18.4Swingline Agency fee
The US Lottery OpCo shall pay to the Swingline Agent (for its own account) an agency fee to remunerate its activities as Swingline Agent in the amount and at the times agreed in the Swingline Agent's Fee Letter.

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18.5Utilisation fee
(a)The Borrowers shall pay a utilisation fee calculated by reference to the daily amount outstanding under each Facility during each consecutive period of three (3) Months multiplied by the percentage as set out in the table below:

Utilisation level	Utilisation fee (per annum)

Less than or equal to 33⅓% of the aggregate Revolving Facility A Commitments or Revolving Facility B Commitments from time to time	0.10%

Greater than 33⅓% but less than or equal to 66⅔% of the aggregate Revolving Facility A Commitments or Revolving Facility B Commitments from time to time	0.20%

Greater than 66⅔% of the aggregate Revolving Facility A Commitments or Revolving Facility B Commitments from time to time	0.30%
(b)it being understood that, for the purposes of the above table, the “Utilisation level” and, as a consequence, the applicable “Utilisation fee,” will be determined with reference to the Loans outstanding under each of Revolving Facility A and Revolving Facility B individually, and not with reference to the aggregate Loans outstanding under both Facilities.
(c)The accrued utilisation fee with respect to Revolving Facility A shall be payable in US Dollars and the accrued utilisation fee with respect to Revolving Facility B shall be payable in Euro in each case starting from the date of first Utilisation under the Facilities, quarterly in arrears and on the date on which all outstanding amounts under the Facilities are prepaid and the Facilities are cancelled in full.
18.6Fees payable in respect of Letters of Credit
(a)The applicable Borrowers shall pay to the Agent (for the account of each Lender participating in the relevant Revolving Facility) a Letter of Credit Fee in the Base Currency (computed at the rate equal to the Margin from time to time applicable to a Loan) on the outstanding amount of each Letter of Credit requested by it for the period from the issue of that Letter of Credit until its Expiry Date. The Letter of Credit Fee shall be distributed according to each such Lender's L/C Proportion of that Letter of Credit.
(b)The accrued issuing agency fee and the accrued Letter of Credit Fee on a Letter of Credit shall be payable on the last day of each successive period of three (3) Months ending on each Quarter End Date in each year (or such shorter period as shall end on the Expiry Date for that Letter of Credit) starting on the date of issue of that Letter of Credit. The accrued issuing agency fee and the accrued Letter of Credit Fee is also payable to the Agent on the cancelled amount of any Lender's Revolving Facility Commitment at the time the cancellation is effective if that Commitment is cancelled in full and the Letter of Credit are prepaid or repaid in full.

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19.TAX GROSS UP AND INDEMNITIES
19.1Definitions
In this Agreement:
"Borrower DTTP Filing" means an HM Revenue & Customs' Form DTTP2 duly completed and filed by the relevant Borrower, which:
(a)where it relates to a UK Treaty Lender that is an Original Lender, contains the scheme reference number and jurisdiction of tax residence stated opposite such Lender's name in Part II of Schedule 1 (The Parties) (or, in the case of the scheme reference number, that is subsequently communicated to the Agent and the relevant Borrower promptly upon it becoming available), and
(i)where the Borrower is an Original Borrower, is filed with HM Revenue & Customs within thirty (30) days of the Signing Date; or
(ii)where the Borrower is an Additional Borrower, is filed with HM Revenue & Customs within thirty (30) days of the date on which such Borrower becomes an Additional Borrower; or
(b)where it relates to a UK Treaty Lender that is a New Lender, contains the scheme reference number and jurisdiction of tax residence stated in respect of such Lender in the relevant Transfer Certificate or Assignment Agreement, and
(i)where the Borrower is a Borrower as at the relevant Transfer Date, is filed with HM Revenue & Customs within thirty (30) days of that Transfer Date; or
(ii)where the Borrower is not a Borrower as at the relevant Transfer Date, is filed with HM Revenue & Customs within thirty (30) days of the date on which such Borrower becomes an Additional Borrower.
"Change of Tax Law" means with respect to the Lender, any change in, or in the published interpretation, administration or the application of, any law or regulation or Double Taxation Treaty or any published practice or published concession of any relevant taxing authority.
"Dutch Borrower" means a Borrower which is incorporated under the laws of the Netherlands.
"Dutch Treaty Lender" means a Lender which is:
(a)treated as a resident of a Dutch Treaty State for the purposes of the Dutch Treaty;
(b)does not carry on a business in the Netherlands through a permanent establishment with which such Lender’s participation in the Loan is effectively connected; and
(c)fulfils any other conditions which must be fulfilled under the Dutch Treaty by residents of that Dutch Treaty State for such residents to obtain full exemption from taxation on interest imposed by the Netherlands, subject to the completion of any necessary procedural formalities.
"Dutch Treaty State" means a jurisdiction having a Double Taxation Treaty (a "Dutch Treaty") with the Netherlands which makes provision for full exemption from tax imposed by the Netherlands on interest.

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"Exempt Lender" means a Lender that is any entity which is the direct recipient of any interest and other proceeds assimilated to interest (including any entity which complies with any subjective conditions under Article 26, paragraph 5-bis, of Presidential Decree No. 600 of 29 September 1973, as amended and restated from time to time) which is authorised to provide finance to an Italian Borrower and to which any payment of interest and other proceeds assimilated to interest under the Finance Documents can be made without a Tax Deduction in respect of Tax being imposed by the Republic of Italy.
"Italian Qualifying Lender" means:
(d)a bank or financial institution duly authorised or licensed to carry out banking activity in Italy pursuant to Legislative Decree No. 385 dated 1 September 1993 that is a resident of Italy for Tax purposes pursuant to Article 73 of Italian Presidential Decree No. 917 of 22 December 1986 not acting for the purposes of the Finance Document through a Facility Office qualifying as a Permanent Establishment, or in any case a Permanent Establishment, located outside of Italy; or
(e)a Facility Office qualifying as a Permanent Establishment, or in any case a Permanent Establishment, in Italy of a bank or financial institution duly authorised or licensed to carry out banking activity in Italy for which any payment received under the Finance Document is business income (reddito di impresa) pursuant to Article 81, 151 and 152, paragraph 1, of Italian Presidential Decree No. 917 of 22 December 1986.
"Italian Treaty Lender" means a Lender which:
(f)is resident for Tax purposes in a country which has a Double Taxation Treaty in force with Italy, pursuant to which no withholding on account of Tax is required to be made on the interest and similar payments deriving from Italy;
(g)is entitled to benefit of such Double Taxation Treaty and consequently (subject to the completion of procedural formalities) such full exemption from Tax; and
(h)does not carry on business in Italy through a Permanent Establishment with which any payment under the Finance Document is effectively connected.
"Protected Party" means a Finance Party which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.
"Qualifying Lender" means a Lender:
(i)in respect of any payment under or in connection with a Loan made to an Italian Borrower, which is beneficially entitled to interest payable to such Lender in respect of such Loan and, at any time, is a Lender which is:
(i)an Exempt Lender;
(ii)an Italian Qualifying Lender; or
(iii)an Italian Treaty Lender;
and
(j)in respect of any payment under or in connection with a Loan made to a UK Borrower,
(i)which is beneficially entitled to interest payable to such Lender in respect of such Loan and, at any time is:

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(A)a Lender:
(1)which is a bank (as defined for the purpose of section 879 of the ITA) making such Loan and which is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance or would be within such charge as respects such payments apart from section 18A of the CTA; or
(2)in respect of a Loan made by a person which was a bank (as defined for the purpose of section 879 of the ITA) at the time that such Loan was made and which is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance; or
(B)a Lender which is:
(1)a company resident in the United Kingdom for United Kingdom tax purposes;
(2)a partnership each member of which is:
a company so resident in the United Kingdom; or
a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of Section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or
(C)a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of Section 19 of the CTA) of that company;
(D)a Lender which is a UK Treaty Lender; or
(ii)which is a building society (as defined for the purpose of Section 880 of the ITA) making an advance under a Finance Document;
and
(k)in respect of any payment under or in connection with a Loan made to a Dutch Borrower, which is beneficially entitled to interest payable to such Lender in respect of such Loan and, at any time, is a Lender which is:
(i)entitled under Dutch law to receive such interest without a Tax Deduction being imposed by the Netherlands; or
(ii)a Dutch Treaty Lender; and
(l)in respect of any payment under or in connection with a Loan made to a US Borrower, which is beneficially entitled to interest payable to such Lender in respect of such Loan and, at any time, is a Lender which is:
(i)a United States Person; or

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(ii)not a United States Person but is entitled to complete exemption from withholding of United States federal income tax on all payments made pursuant to this Agreement;
and
(m)in relation to any other payment, any Lender.
"Tax Confirmation" means a confirmation by a Lender that the person beneficially entitled to interest payable to such Lender in respect of an advance under a Finance Document is either:
(n)a company resident in the United Kingdom for United Kingdom tax purposes; or
(o)a partnership each member of which is:
(i)a company so resident in the United Kingdom; or
(ii)a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of Section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or
(p)a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of Section 19 of the CTA) of that company.
"Tax Credit" means a credit against, relief or remission for, or repayment of any Tax.
"Tax Deduction" means a deduction or withholding for or on account of Tax from a payment or a deemed payment under a Finance Document, other than a FATCA Deduction.
"Tax Payment" means either the increase in a payment made by an Obligor to a Finance Party under Clause 19.2 (Tax gross-up) or a payment under Clause 19.3 (Tax indemnity).
"Treaty Lender" means a Dutch Treaty Lender, an Italian Treaty Lender or a UK Treaty Lender.
"UK Borrower" means a Borrower which is incorporated under the laws of the United Kingdom.
"UK Non-Bank Lender" means:
(q)an Original Lender listed as such in Schedule 1 (The Parties); and
(r)a New Lender which gives a Tax Confirmation in the Assignment Agreement or Transfer Certificate which it executes on becoming a Party.
"UK Treaty Lender" means a Lender which:
(s)is treated as a resident of a UK Treaty State for the purposes of the UK Treaty; and
(t)does not carry on a business in the United Kingdom through a permanent establishment with which such Finance Party's participation in the Loans is effectively connected; and

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(u)fulfils any conditions which must be fulfilled under the UK Treaty by residents of that UK Treaty State for such residents to obtain full exemption from taxation on interest imposed by the United Kingdom, subject to the completion of procedural formalities.
"UK Treaty State" means a jurisdiction having a Double Taxation Treaty with the United Kingdom (a "UK Treaty") which makes a provision for full exemption from tax imposed by the United Kingdom on interest.
"United States Person" means a United States Person as defined in Section 7701(a)(30) of the Code and includes an entity that is disregarded as separate from a United States Person (as defined in such Section) for United States federal income tax purposes.
"US Borrower" means any Borrower whose jurisdiction of formation or organisation is a state in the United States of America or the District of Colombia or, for the purposes of this Clause 19 a Borrower that is a United States Person.
Unless a contrary indication appears, in this Clause 19 a reference to "determines" or "determined" means a determination made in the sole discretion of the person making the determination.
19.2Tax gross-up
(a)Each Obligor shall make all payments to be made by it without any Tax Deduction unless a Tax Deduction is required by law.
(b)A Borrower shall promptly upon becoming aware that an Obligor must make a Tax Deduction from any payment made under a Finance Document (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent of (i) the Lender with respect to which such Tax Deduction applies and (ii) the rate at which such Tax Deduction is required to be made. Similarly, a Lender shall notify the Agent on becoming so aware in respect of a payment payable to such Lender. If the Agent receives such notification from a Lender, it shall promptly notify the Parent, the relevant Borrower(s) and, if necessary, any Obligors making the payment.
(c)Except as provided in this Clause 19.2 and subject to paragraph (d) below, if a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from such Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.
(d)An Obligor is not required to make an increased payment to a Lender under paragraph (c) above for a Tax Deduction from any payment under this Agreement if on the date on which the payment falls due:
(i)with reference to any payment made under the Finance Document by any Borrower, the payment could have been made to the relevant Lender without a Tax Deduction, other than with respect to any US federal withholding Tax, if the Lender had been a Qualifying Lender in relation to that payment, but on that date such Lender is not or has ceased to be a Qualifying Lender in relation to that payment other than as a result of:
(A)any Change of Tax Law; or
(B)a change in the jurisdiction in which an Obligor is established or resident for tax purposes at the date it becomes an Obligor under this Agreement other than as a result of a Permitted Merger;
(ii)a Tax Deduction is required to be made in respect of any payment under or in connection with a Loan made to a US Borrower for United States

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federal withholding tax, other than any such Tax Deduction that is required as a result of any Change of Tax Law occurring after the date the relevant Lender becomes a Lender under this Agreement;
(iii)the relevant Lender is an Exempt Lender, a Dutch Treaty Lender an Italian Treaty Lender or a UK Treaty Lender and the Obligor making the payment is able to demonstrate that the payment could have been made to the Lender without a Tax Deduction had such Lender complied with its obligations under paragraph (f) below;
(iv)with reference to any payment made under the Finance Document by any US Borrower, the Tax Deduction would not be required but for the Lender's failure to comply with sub-paragraph (i)(iv) below;
(v)the relevant Lender is a Qualifying Lender in relation to the payment solely by virtue of sub-paragraph (b)(i)(B) of the definition of Qualifying Lender and:
(A)an officer of His Majesty's Revenue & Customs has given (and not revoked) a direction (a "Direction") under section 931 of the ITA which relates to the payment and such Lender has received from the Obligor making the payment or from the Parent a certified copy of that Direction; and
(B)the payment could have been made to the Lender without any Tax Deduction if that Direction had not been made; or
(vi)the relevant Lender is a Qualifying Lender in relation to the payment solely by virtue of sub-paragraph (b)(i)(B) of the definition of Qualifying Lender and:
(A)the relevant Lender has not given a Tax Confirmation to the Obligor; and
(B)the payment could have been made to the Lender without any Tax Deduction if the Lender had given a Tax Confirmation to the Obligor, on the basis that the Tax Confirmation would have enabled the Obligor to have formed a reasonable belief that the payment was an "excepted payment" for the purpose of section 930 of the ITA.
(e)If an Obligor is required to make a Tax Deduction, such Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law. Within thirty (30) days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to such Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.
(f)A Lender and each Obligor which makes a payment to which such Lender is entitled, shall cooperate in completing any procedural formalities, from time to time required or necessary for such Obligor to obtain authorisation to make that payment without a Tax Deduction, or with a reduced Tax Deduction, including the provision of the information and documentation specified in the following paragraphs (g), (h) and (i) of this Clause 19.2 to the extent applicable.
(g)With respect to each Italian Obligor, each Italian Treaty Lender, each Lender requiring the application of a Double Taxation Treaty with respect to any interest payable by such Italian Obligor and each Exempt Lender agree to provide the Italian Obligor with an Affidavit, any Self-Declaration Form or any other form necessary for such Obligor to be entitled to make any payment under this

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Agreement without a Tax Deduction on a date which falls, in case of any interest payment made by an Italian Borrower, at least ten (10) Business Days prior to the date upon which interest is first due to be paid to it or, in case of any payment made by an Italian Guarantor, upon ten (10) Business Days of request by a such Italian Obligor, and thereafter: (i) within the end of January of any subsequent calendar year (or, if earlier, within at least five (5) Business Days prior to the subsequent date upon which the interest is due to be paid) and, (ii) whenever there is a change in the Lender's status under a Double Taxation Treaty (including if it changes its tax residence) within twenty (20) Business Days from the time such change is effective (or, if earlier, within at least five (5) Business Days prior to the subsequent date upon which interest is due to be paid by an Italian Obligor).
(h)With respect to each UK Borrower:
(i)
(A)a Lender which becomes a Party on the day on which this Agreement is entered into that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall confirm its scheme reference number and its jurisdiction of tax residence opposite its name in Part II of Schedule 1 (The Parties); and
(B)a New Lender that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall confirm its scheme reference number and its jurisdiction of tax residence in the Transfer Certificate or Assignment Agreement which it executes, and, having done so, such Lender shall be under no obligation pursuant to paragraph (f) above.
(ii)If a Lender has confirmed its scheme reference number and its jurisdiction of tax residence in accordance with paragraph (h)(i) above and:
(A)a Borrower making a payment to such Lender has not made a Borrower DTTP Filing in respect of such Lender; or
(B)a Borrower making a payment to such Lender has made a Borrower DTTP Filing in respect of such Lender but:
(1)such Borrower DTTP Filing has been rejected by HM Revenue & Customs;
(2)HM Revenue & Customs has not given such Borrower authority to make payments to such Lender without a Tax Deduction within sixty (60) Business Days of the date of the Borrower DTTP Filing; or
(3)HM Revenue & Customs has given such Borrower authority to make payments to such Lender without a Tax Deduction but such authority has subsequently been revoked or expired, and in each case, such Borrower has notified such Lender in writing, such Lender and such Borrower shall co-operate in completing any additional procedural formalities necessary for such Borrower to obtain authorisation to make that payment without a Tax Deduction;
(iii)if a Lender has not confirmed its scheme reference number and jurisdiction of tax residence in accordance with paragraph (h)(ii) above, no Obligor shall make a Borrower DTTP Filing or file any other form relating

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to the HMRC DT Treaty Passport scheme in respect of such Lender's Commitment(s) or its participation in any Loan unless the Lender otherwise agrees;
(iv)an Obligor shall, promptly on making a Borrower DTTP Filing, deliver a copy of such Borrower DTTP Filing to the Agent for delivery to the relevant Lender;
(v)a UK Non-Bank Lender which becomes a Party on the day on which this Agreement is entered into gives a Tax Confirmation to the Parent by entering into this Agreement; and
(vi)a UK Non-Bank Lender shall promptly notify the Parent and the Agent if there is any change in the position from that set out in the Tax Confirmation.
(i)With respect to each US Borrower:
(i)with respect to a Tax Deduction made on account of Tax imposed by the United States, the Obligor shall certify (under the signature of either its Director, International Tax or another Director or superior officer) on the Brightstar Withholding Schedule (as defined in paragraph (j) below) for the immediately succeeding payment period and within the time period specified therefor, the amount of each (if any) Tax Deduction that has been made with respect to a payment made on behalf of any Finance Party and the amount of the related payment made to the relevant taxing authority on account of such Tax Deduction in each case with respect to the immediately preceding payment period; and
(ii)the Obligor will provide the relevant Finance Party with IRS Forms 1042-S and 1099, as applicable (and relevant) (or any successor form or forms) relating to such Tax Deduction in a manner and at a time in accordance with United States law, and in any case as soon as practicable following the close of the Obligor's taxable year, and will simultaneously provide the Agent with a copy thereof. With respect to a Tax Deduction on account of non-United States Taxes, within thirty (30) days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment an original receipt (or certified copy thereof), or if unavailable, evidence reasonably satisfactory to such Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority;
(iii)in the case of any payment of interest hereunder by or on behalf of an Obligor through an account or branch outside the United States or by or on behalf of an Obligor by a payer that is not a United States Person (other than a payment made pursuant to a Guarantee), if such Obligor determines that no Taxes are payable in respect thereof, such Obligor shall furnish, or shall cause such payer to furnish, to the Agent, an opinion of counsel acceptable to the Agent stating that such payment is exempt from Taxes; and
(iv)promptly after becoming a Party to this Agreement, but in any event before a payment pursuant to this Agreement is due, each Lender will provide, as relevant, to each US Borrower two original executed IRS forms or certifications that establish the Lender is entitled to a complete exemption or reduction (as applicable) from US withholding Taxes on all payments made pursuant to this Agreement and in the case of a Lender claiming the portfolio interest exemption, IRS Form W-8BEN-E (or any successor form) together with a statement certifying that such Lender is not (i) a "bank" within the meaning of Section 881(c)(3)(A) of the Code, (ii) a "10 percent shareholder" of the relevant US Borrower within the

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meaning of Section 881(c)(3)(B) of the Code, or (iii) a "controlled foreign corporation" that is related to such US Borrower within the meaning of Section 881(c)(3)(C) of the Code. Upon a change of facts which causes the prior forms to no longer be valid or upon the reasonable request of a US Borrower, a Lender shall again provide the forms and documents described above unless it is unable to do so because of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or treaty, or any published practice or concession of any relevant taxing authority; if a Lender is unable to provide such forms and documents, then such Lender shall provide such other forms and certifications to establish any exemption or reduction from US withholding Taxes for which such Lender is eligible.
(j)At least three (3) Business Days prior to the due date of any amount payable by an Obligor under any Finance Document, the Agent shall provide to each Borrower by pdf or facsimile a schedule setting forth the portion of the total amount of such payment that will be payable to each Lender on such due date. Within a reasonable amount of time prior to the close of business on the date on which such scheduled amount becoming payable by an Obligor under any Finance Document, each Borrower shall provide to the Agent by pdf or facsimile a reciprocal schedule setting forth the amount of any Tax Deduction that the Obligor will withhold from each payment to be made to each Lender included on such schedule on the due date for such payment (the "Brightstar Withholding Schedule"). No failure or delay of the Agent to provide the Borrowers with the schedule contemplated hereunder shall affect the obligation of any Obligor to make the payments otherwise required to be made by them under this Agreement.
(k)Any Lender which enters into any sub-participation or other risk sharing arrangement with a Relevant Sub-Participant shall only be entitled to receive payments under this Clause 19.2 with reference to any interest paid on the sub-participated commitment (i) to the same extent as such Lender would have been if it had not entered into such sub-participation or (ii) for an amount equivalent to the Tax Deduction required by law to be applied on any payment made under this Agreement and beneficially owned by the Relevant Sub-Participant, if lower; provided that this paragraph (k) shall not apply to limit any entitlement to receive payments under this Clause 19.2 if the right to receive a greater payment results from a Change of Tax Law that occurs after the Relevant Sub-Participant acquired the applicable sub-participated commitment.
19.3Tax indemnity
(a)The relevant Obligor shall (within five (5) Business Days of demand by the Agent) pay (or cause to be paid) to a Protected Party an amount equal to the loss, liability or cost which such Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document (and for which it has provided, or will provide, documentary evidence).
(b)Paragraph (a) above shall not apply:
(i)with respect to any Tax assessed on a Finance Party:
(A)under the law of the jurisdiction under which such Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which such Finance Party is treated as resident or engaged in a trade or business for tax purposes;
(B)under the law of the jurisdiction in which such Finance Party's Permanent Establishment or Facility Office is located in respect of amounts received or receivable in that jurisdiction; or

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(C)payable as a result of such Protected Party having a substantial interest (aanmerkelijk belang) in the Obligor as laid down in the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), if that Tax is imposed on or calculated by reference to the net income received or receivable, including for the avoidance of any doubt the value of production determined for IRAP purposes (but not any sum deemed to be received or receivable) by such Finance Party, including branch profits tax and minimum tax; or
(ii)to the extent a loss, liability or cost:
(A)is compensated for by an increased payment under Clause 19.2 (Tax gross-up); or
(B)would have been compensated for by an increased payment under Clause 19.2 (Tax gross-up) but was not so compensated solely because one of the exclusions in paragraph (d) of Clause 19.2 (Tax gross-up) applied; or
(C)is compensated for by Clause 19.6 (Stamp taxes) (or would have been so compensated for under such Clause but was not so compensated solely because any of the exceptions set out therein applied); or
(D)is suffered or incurred by a Lender as a result of an additional tax assessment (naheffingsaanslag) pursuant to the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021) and would not have been suffered or incurred if the Lender had been a Qualifying Lender, but on the relevant date the Lender is not or has ceased to be a Qualifying Lender other than as a result of any Change of Law occurring after the date the relevant Lender becomes a Lender under this Agreement; or
(E)relates to a FATCA Deduction required to be made by a Party.
(c)A Protected Party making, or intending to make a claim under paragraph (a) above shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify the relevant Obligor.
(d)Such claim and Agent notification shall set forth in reasonable detail the basis for the claim being made by the relevant Finance Party and appropriate documentation supporting such claim.
(e)A Protected Party shall, on receiving a payment from an Obligor under this Clause 19.3 notify the Agent.
19.4Tax Credit
If an Obligor makes a Tax Payment and the relevant Finance Party determines that:
(a)a Tax Credit is attributable either to an increased payment of which such Tax Payment forms part, or to that Tax Payment; and
(b)such Finance Party has obtained, utilised and fully retained that Tax Credit on an affiliated group basis, the Finance Party shall pay an amount to the Obligor which such Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Obligor.

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19.5Lender Status Confirmation
(a)In respect of an Italian Obligor, each Lender which becomes a Party to this Agreement after the Signing Date (or which enters into any sub-participation or other risk sharing arrangement with a Relevant Sub-Participant) shall indicate in the Transfer Certificate or Assignment Agreement which it executes on becoming a Party, and for the benefit of the Agent and without liability to any Obligor, in which of the following categories it (or the Relevant Sub-Participant, if on the date of the Sub-Participation or risk arrangement, such Relevant Sub-Participant was treated as if it were a Lender under this Agreement) falls:
(i)an Exempt Lender;
(ii)an Italian Qualifying Lender;
(iii)an Italian Treaty Lender; or
(iv)not a Qualifying Lender.
(b)In respect of a UK Borrower, each Lender which becomes a Party to this Agreement after the Signing Date shall indicate, in the Transfer Certificate or Assignment Agreement which it executes on becoming a Party, and for the benefit of the Agent and without liability to any Obligor, in which of the following categories it falls:
(i)not a Qualifying Lender;
(ii)a Qualifying Lender other than a UK Treaty Lender; or
(iii)a UK Treaty Lender.
(c)In respect of a Dutch Borrower, each Lender which becomes a Party to this Agreement after the Signing Date shall indicate, in the Transfer Certificate or Assignment Agreement which it executes on becoming a Party, and for the benefit of the Agent and without liability to any Obligor, in which of the following categories it falls:
(i)not a Qualifying Lender;
(ii)a Qualifying Lender other than a Dutch Treaty Lender; or
(iii)a Dutch Treaty Lender.
(d)In respect of a US Borrower, each Lender which becomes a Party to this Agreement after the Signing Date shall indicate, in the Transfer Certificate or Assignment Agreement which it executes on becoming a Party, and for the benefit of the Agent and without liability to any Obligor, in which of the following categories it falls:
(i)not a Qualifying Lender; or
(ii)a Qualifying Lender.
(e)If a New Lender fails to indicate its status in accordance with this Clause 19.5 then such New Lender shall be treated for the purposes of this Agreement (including by each Obligor) as if it is not a Qualifying Lender until such time as it notifies the Agent which category applies (and the Agent, upon receipt of such notification, shall inform the Obligors). If in respect of an Italian Obligor, any Lender fails to indicate the status of the Relevant Sub-Participant or the Relevant Sub-Participant fails to provide the Agent with any Affidavit possibly required or necessary in accordance with this Clause 19.5, then such Lender shall with respect to the

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Relevant Sub-Participant be treated for the purposes of this Agreement (including by each Obligor) as if it is not an Italian Qualifying Lender until such time as it notifies the Agent which category applies (and the Agent, upon receipt of such notification, shall inform the Borrower) or the Relevant Sub-Participant provides the Agent with such Affidavit.
(f)For the avoidance of doubt, a Transfer Certificate or Assignment Agreement shall not be invalidated by any failure of any Lender to comply with this Clause 19.5.
19.6Stamp taxes
The relevant Borrower shall, or shall procure that an Obligor shall, pay and, within ten (10) Business Days of demand, indemnify each Finance Party against any duly documented liability, loss, cost or expense such Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document; provided that no Obligor shall be liable for the aforementioned liability, loss, cost or expense:
(a)in relation to any such Taxes payable in respect of an assignment, transfer or sub-participation by a Finance Party, unless that assignment, transfer or sub-participation is carried out at the request of any Obligor and the Finance Party agrees to such request voluntarily (in circumstances where it is not required to agree to such request on the terms of this Agreement); or
(b)to the extent that such Taxes become payable upon a voluntary registration made by any Finance Party if such registration is not necessary to evidence, prove, maintain, enforce, compel or otherwise assert the rights of such Party or obligations of any Party under a Finance Document or when such registration is not necessary in order to produce or rely on such document for any other purposes.
19.7Value added tax
(a)All amounts set out, or expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on each supply, and accordingly, subject to paragraph (b) below, if VAT is chargeable on any supply made by any Finance Party to any Party under a Finance Document and such Finance Party is required to account for the VAT to the relevant Tax Authority that Party shall pay to the Finance Party (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT (and such Finance Party shall promptly provide an appropriate VAT invoice to such Party).
(b)If VAT is or becomes chargeable on any supply made by any Finance Party (the "Supplier") to any other Finance Party (the "Recipient") under a Finance Document, and any Party other than the Recipient (the "Relevant Party") is required by the terms of any Finance Document to pay an amount equal to the consideration for such supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):
(i)(where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this sub-paragraph (i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

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(ii)(where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.
(c)Where a Finance Document requires any Party to reimburse or indemnify a Finance Party for any costs or expenses, that Party shall reimburse or indemnify the Finance Party in respect of the full amount of such costs or expenses, including such part thereof as represents VAT, save to the extent that such Finance Party reasonably determines that it is entitled to credit or repayment from the relevant tax authority in respect of such VAT.
(d)Any reference in this Clause 19.7 to any Party shall, at any time when such Party is treated as a member of a group or unity (or fiscal unity) for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated at that time as making the supply, or (as appropriate) receiving the supply, under the grouping rules (provided for in Article 11 of Council Directive 2006/112/EC (or as implemented by the relevant member state of the European Union) or any other similar provision in any jurisdiction which is not a member state of the European Union) so that a reference to a Party shall be construed as a reference to that Party or the relevant group or unity (or fiscal unity) of which such Party is a member for VAT purposes at the relevant time or the relevant representative member (or head) of that group or unity (or fiscal unity) at the relevant time (as the case may be).
(e)In relation to any supply made by a Finance Party to any Party under a Finance Document, if reasonably requested by such Finance Party, that Party must promptly provide such Finance Party with details of that Party's VAT registration and such other information as is reasonably requested in connection with such Finance Party's VAT reporting requirements in relation to such supply.
19.8FATCA Information
(a)Subject to paragraph (c) below, each Party shall, within ten (10) Business Days of a reasonable request by another Party:
(i)confirm to that other Party whether it is:
(A)a FATCA Exempt Party; or
(B)not a FATCA Exempt Party;
(ii)supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party's compliance with FATCA;
(iii)supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party's compliance with any other law, regulation, or exchange of information regime.
(b)If a Party confirms to another Party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.
(c)Paragraph (a) above shall not oblige any Finance Party to do anything, and paragraph (a)(iii) above shall not oblige any other Party to do anything, which would or might in its reasonable opinion constitute a breach of:

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(i)any law or regulation;
(ii)any fiduciary duty; or
(iii)any duty of confidentiality.
(d)If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraph (a)(i) or (ii) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.
(e)If a Borrower is a US Tax Obligor or the Agent reasonably believes that its obligations under FATCA or any other applicable law or regulation require it, each Lender shall, within ten (10) Business Days of:
(i)where an Original Borrower is a US Tax Obligor and the relevant Lender is an Original Lender, the Signing Date;
(ii)where a Borrower is a US Tax Obligor on a Transfer Date and the relevant Lender is a New Lender, the relevant Transfer Date;
(iii)the date a new US Tax Obligor accedes as a Borrower; or
(iv)where a Borrower is not a US Tax Obligor, the date of a request from the Agent, supply to the Agent:
(A)a withholding certificate on Form W-8, Form W-9 or any other relevant form; or
(B)any withholding statement or other document, authorisation or waiver as the Agent may require to certify or establish the status of such Lender under FATCA or that other law or regulation.
(f)The Agent shall provide any withholding certificate, withholding statement, document, authorisation or waiver it receives from a Lender pursuant to paragraph (e) above to the relevant Borrower.
(g)If any withholding certificate, withholding statement, document, authorisation or waiver provided to the Agent by a Lender pursuant to paragraph (e) above is or becomes materially inaccurate or incomplete, such Lender shall promptly update it and provide such updated withholding certificate, withholding statement, document, authorisation or waiver to the Agent unless it is unlawful for the Lender to do so (in which case the Lender shall promptly notify the Agent). The Agent shall provide any such updated withholding certificate, withholding statement, document, authorisation or waiver to the relevant Borrower.
(h)The Agent may rely on any withholding certificate, withholding statement, document, authorisation or waiver it receives from a Lender pursuant to paragraph (e) or (g) above without further verification. The Agent shall not be liable for any action taken by it under or in connection with paragraph (e), (f) or (g) above.
19.9FATCA Deduction
(a)Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a

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FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.
(b)Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify the Parent and the Agent and the Agent shall notify the other Finance Parties.
20.INCREASED COSTS
20.1Increased Costs
(a)Subject to Clause 20.3 (Exceptions) the Obligors shall, within three (3) Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by such Finance Party or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation; (ii) compliance with any law or regulation (provided that, notwithstanding anything herein to the contrary, the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder issued in connection therewith or in implementation thereof shall be deemed to be a "change in law", regardless of the date enacted, adopted, issued or implemented) made after the Signing Date or (iii) the implementation or application of or compliance with Basel III or CRD IV or any law or regulation that implements or applies Basel III or CRD IV.
(b)In this Agreement:
"Basel III" means:
(i)the agreements on capital requirements, a leverage ratio and liquidity standards contained in "Basel III: A global regulatory framework for more resilient banks and banking systems", "Basel III: International framework for liquidity risk measurement, standards and monitoring" and "Guidance for national authorities operating the countercyclical capital buffer" published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated;
(ii)the rules for global systemically important banks contained in "Global systemically important banks: assessment methodology and the additional loss absorbency requirement – Rules text" published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; and
(iii)any further guidance or standards published by the Basel Committee on Banking Supervision relating to "Basel III".
"Basel IV" means the papers prepared by the Basel Committee:
(i)in January 2016 entitled "Minimum Capital Market Requirements";
(ii)in March 2016 entitled "Revisions to the Standardised Approach for credit risk";
(iii)in June 2016 entitled "Reducing variation in credit risk-weighted assets – constraints on the use of internal model approaches"; and
(iv)all other publications considered part of Basel IV, and in each case, as updated from time to time, or any rules, regulations, guidance, interpretations or directives promulgated or issued in connection

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therewith by any bank regulatory agency (whether or not having the force of law).
"CRD IV" means:
(i)Regulation (EU) No. 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending regulation (EU) No. 648/2012; and
(ii)Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms amending Directive 2002/87/EC and repealing Directive 2006/48/EC and 2006/49/EC.
"CRD V" means:
(i)Regulation (EU) No 876/2019 of the European Parliament and of the Council of 20 May 2019 as regards the leverage ratio, the net stable funding ratio, requirements for own funds and eligible liabilities, counterparty credit risk, market risk, exposures to central counterparties, exposures to collective investment undertakings, large exposures, reporting and disclosure requirements and Regulation (EU) No 648/2012; and
(ii)Directive 2019/878/EU of the European Parliament and of the Council of 20 May 2019 as regards exempted entities, financial holding companies, mixed financial holding companies, remuneration, supervisory measures and powers and capital conservation measures.
"Increased Costs" means:
(i)a reduction in the rate of return from a Facility or on a Finance Party's (or its Affiliate's) overall capital;
(ii)an additional or increased cost; or
(iii)a reduction of any amount due and payable under any Finance Document, which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to such Finance Party having entered into its Revolving Facility Commitment or a US Dollar Swingline Commitment or funding or performing its obligations under any Finance Document or Letter of Credit.
20.2Increased Cost claims
(a)A Finance Party intending to make a claim pursuant to Clause 20.1 (Increased Costs) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Parent and the relevant Borrower(s).
(b)Each Finance Party shall, as soon as practicable after a demand by the Agent, provide a certificate confirming the amount of its Increased Costs.
20.3Exceptions
Clause 20.1 (Increased Costs) does not apply to the extent any Increased Cost is:
(a)attributable to a Tax Deduction required by law to be made by an Obligor;

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(b)compensated for by Clause 19.3 (Tax indemnity) (or would have been compensated for under Clause 19.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 19.3 (Tax indemnity) applied);
(c)attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation;
(d)attributable to the implementation or application of or compliance with (i) the "International Convergence of Capital Measurement and Capital Standards, a Revised Framework" published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the Signing Date (but excluding any amendment arising out of Basel III) ("Basel II") or any other law or regulation which implements Basel II (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates) or (ii) CRD IV, but only, in each case, to the extent that such cost was actually known (or could reasonably be expected to have been known and, in each case, could have been calculated with sufficient accuracy) by the relevant Finance Party as at the date it became a party to this Agreement;
(e)applicable or attributable to the implementation or application of or compliance with Basel IV or CRD V but only, in each case, to the extent that such cost was actually known (or could reasonably be expected to have been known and, in each case, could have been calculated with sufficient accuracy) by the relevant Finance Party as at the date it became a party to this Agreement; or
(f)attributable to a FATCA Deduction required to be made by a Party.
21.OTHER INDEMNITIES
21.1Currency indemnity
(a)If any sum due from an Obligor under the Finance Documents (a "Sum"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "First Currency") in which such Sum is payable into another currency (the "Second Currency") for the purpose of:
(i)making or filing a claim or proof against such Obligor; or
(ii)obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings, such Obligor shall as an independent obligation, within three (3) Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.
(b)Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.
21.2Other indemnities
Each Borrower shall (or shall procure that an Obligor will), within three (3) Business Days of demand, indemnify the Arranging Parties and each other Finance Party against any cost, loss or liability incurred by it as a result of:
(a)the occurrence of any Event of Default;

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(b)a failure by an Obligor to pay any amount due under a Finance Document on its due date, including any cost, loss or liability arising as a result of Clause 34 (Sharing among the Finance Parties);
(c)funding, or making arrangements to fund, its participation in a Utilisation requested by it in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by such Finance Party alone); or
(d)a Utilisation (or part of a Utilisation) not being prepaid in accordance with a notice of prepayment given by it.
21.3Indemnity to the Agent
Each Borrower shall promptly indemnify the Agent against any cost, loss or liability incurred by the Agent (acting reasonably) as a result of:
(a)investigating any event which it reasonably believes is a Default;
(b)entering into or performing any foreign exchange contract for the purposes of paragraph (b) of Clause 35.10 (Change of currency); or
(c)acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.
22.MITIGATION
22.1Mitigation by the Lenders
(a)Each Finance Party shall, in consultation with the Parent, take all reasonable steps, including to the extent possible making any Utilisation available from an Affiliate, to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 12.1 (Illegality) (or, in respect of the Issuing Agent, Clause 12.2 (Illegality in relation to the Issuing Agent)), Clause 19 (Tax Gross Up and Indemnities) or Clause 20.1 (Increased Costs).
(b)Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.
22.2Mitigation by the Obligors
Should a Finance Party become subject to Taxes because of its failure to deliver a form, certificate or other document required under Clause 19.2 (Tax gross-up), the Obligors shall take such steps as such Finance Party shall reasonably request to assist such Finance Party to recover such Taxes.
22.3Limitation of liability
(a)Each Borrower shall indemnify each Finance Party, for all costs and expenses reasonably incurred by that party as a result of steps taken by it under Clause 22.1 (Mitigation by the Lenders).
(b)A Finance Party is not obliged to take any steps under Clause 22.1 (Mitigation by the Lenders) if, in the opinion of such Finance Party (acting reasonably), to do so might be prejudicial to it.

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23.COSTS AND EXPENSES
23.1Transaction expenses
The Borrowers shall within ten (10) Business Days of demand pay each Finance Party the amount of all reasonable and documented out-of-pocket costs and expenses (including legal fees up to the amount agreed with the Parent) reasonably incurred by any of them in connection with the negotiation, preparation, printing, execution, syndication (and previously approved by the Borrowers) and perfection of:
(a)this Agreement and any other documents referred to in this Agreement; and
(b)any other Finance Documents executed after the Signing Date, and if, requested, the Borrowers shall directly pay the relevant advisors upon receipt of the relevant reasonably detailed invoice.
23.2Amendment costs
If (a) an Obligor requests an amendment, waiver or consent or (b) an amendment is required pursuant to Clause 35.10 (Change of currency), the Borrowers shall, within three (3) Business Days of demand, reimburse the Agent for the amount of all costs and expenses (including legal fees) reasonably incurred by the Agent in responding to, evaluating, negotiating or complying with that request or requirement.
23.3Enforcement and preservation costs
The Borrowers shall, within three (3) Business Days of demand, pay to the Arranging Parties and each other Finance Party the amount of all costs and expenses (including legal fees) incurred by it in connection with the enforcement of or the preservation of any rights under any Finance Document and any proceedings instituted by or against the Agent as a consequence of taking or holding or enforcing these rights.
24.GUARANTEE AND INDEMNITY
24.1Guarantee and indemnity
Each Guarantor irrevocably and unconditionally jointly and severally:
(a)guarantees to each Finance Party and each Hedging Bank as primary obligor the punctual performance by a member of the Group of all of such member of the Group's obligations under the Finance Documents and Hedging Documents and the punctual payment when due by such member of the Group of all sums payable under the Finance Documents and Hedging Documents;
(b)undertakes with each Finance Party and each Hedging Bank that whenever a member of the Group fails to perform any obligation or pay any of the indebtedness referred to in paragraph (a) above, it will perform such obligation or pay to such Finance Party or Hedging Bank such sum on demand, in each case, as if it were the primary obligor; and
(c)indemnifies, as an independent and primary obligation, each Finance Party and each Hedging Bank immediately on demand against any cost, loss or liability suffered by such Finance Party or Hedging Bank if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal. The amount of the cost, loss or liability shall be equal to the amount which such Finance Party or such Hedging Bank would otherwise have been entitled to recover.

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24.2Continuing guarantee
This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents and Hedging Documents, regardless of any intermediate payment or discharge in whole or in part.
24.3Reinstatement
If any payment by an Obligor or any discharge given by a Finance Party or a Hedging Bank (whether in respect of the obligations of any Obligor or any Security for those obligations or otherwise) is avoided or reduced as a result of insolvency or any similar event:
(a)the liability of each Obligor shall continue as if the payment, discharge, avoidance or reduction had not occurred; and
(b)each Finance Party and each Hedging Bank shall be entitled to recover the value or amount of such Security or payment from each Obligor, as if the payment, discharge, avoidance or reduction had not occurred.
24.4Waiver of defences
The obligations of each Guarantor under this Clause 24 will not, to the extent permitted under mandatory law, be affected by an act, omission, matter or thing which, but for this Clause 24, would reduce, release or prejudice any of its obligations under this Clause 24 (without limitation and whether or not known to it or any Finance Party or any Hedging Bank) including:
(a)any time, waiver or consent granted to, or composition with, any Obligor or other person;
(b)the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;
(c)the making or absence of any demand on a member of the Group or any other person (other than the notice referred to in Clause 24.1(b) (Guarantee and indemnity)) for payment or performance of any other obligations, or the application of any moneys at any time received from a member of the Group or any other person;
(d)the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or Security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any Security;
(e)any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;
(f)any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Finance Document, Hedging Document, or any other document or Security including any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Finance Document or Hedging Document or other document or Security;
(g)any unenforceability or illegality or invalidity of any obligation of any person under any Finance Document, Hedging Document or any other document or Security; or

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(h)any insolvency or similar proceedings,
(other than the irrevocable payment in full of such obligations).
24.5Guarantor intent
Without prejudice to the generality of Clause 24.4 (Waiver of defences), each Guarantor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Finance Documents or any of the Hedging Documents or any facility or amount made available under any of the Finance Documents or Hedging Documents for the purposes of or in connection with any of the following: acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs or expenses associated with any of the foregoing.
24.6Immediate recourse
Each Guarantor waives any right it may have of first requiring any Finance Party or any Hedging Bank (or any trustee or agent on its behalf) to proceed against or enforce any other rights or Security or claim payment from any person before claiming from such Guarantor under this Clause 24. This waiver applies irrespective of any law or any provision of a Finance Document or Hedging Document to the contrary.
24.7Appropriations
Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents and Hedging Documents have been irrevocably paid in full, each Finance Party and each Hedging Bank (or any trustee or agent on its behalf) may:
(a)refrain from applying or enforcing any other moneys, Security or rights held or received by such Finance Party or Hedging Bank (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise), and no Guarantor shall be entitled to the benefit of the same; and
(b)hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of any Guarantor's liability under this Clause 24.
24.8Deferral of Guarantors' rights
(a)Each Obligor acknowledges and agrees with each Guarantor that, subject to the terms and conditions of this Clause 24.8 and to the extent permitted by applicable law, upon the payment by the Guarantors of any of their obligations under this guarantee (whether pursuant to the guarantees, undertakings or indemnities given in Clause 24.1 (Guarantee and indemnity) or otherwise):
(i)each Obligor shall indemnify the Guarantors for the full amount of such payment; and
(ii)the Guarantors shall be subrogated to the rights of the person to whom such payment shall have been made to the extent of such payment (such rights of indemnification and subrogation, together with all other rights of the Guarantors, by reason of the performance of any of their obligations

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under this guarantee, or any action taken pursuant to any rights conferred by or pursuant to this guarantee, to be indemnified by any person, to prove in respect of any liability in the winding-up of any person or to take the benefit of or enforce any Security or guarantees or to exercise any rights of contribution are, collectively, the "Subrogation Rights").
(b)Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents or Hedging Documents have been irrevocably paid in full, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents or the Hedging Documents:
(i)to be indemnified by an Obligor;
(ii)to claim any contribution from any other Guarantor of any Obligor's obligations under the Finance Documents or the Hedging Documents; or
(iii)to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties or the Hedging Banks under the Finance Documents or of any other guarantee or Security taken pursuant to, or in connection with, the Finance Documents or Hedging Documents by any Finance Party or Hedging Bank.
From and after the date when all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents and Hedging Documents have been irrevocably paid in full, the Subrogation Rights of the Guarantors may be exercised and enforced by the Guarantors in their sole discretion.
24.9Release of Guarantors' right of contribution
If any Guarantor (a "Retiring Guarantor") ceases to be a Guarantor in accordance with the terms of the Finance Documents or Hedging Documents for the purpose of any sale or other disposal of that Retiring Guarantor, then on the date such Retiring Guarantor ceases to be a Guarantor:
(a)that Retiring Guarantor is released by each other Guarantor from any liability (whether past, present or future and whether actual or contingent) to make a contribution to any other Guarantor arising by reason of the performance by any other Guarantor of its obligations under the Finance Documents or Hedging Documents; and
(b)each other Guarantor waives any rights it may have by reason of the performance of its obligations under the Finance Documents or Hedging Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties or Hedging Banks under any Finance Document or any Hedging Document or of any other Security taken pursuant to, or in connection with, any Finance Document or Hedging Document where such rights or Security are granted by or in relation to the assets of the Retiring Guarantor.
24.10Additional security
This guarantee is in addition to and is not in any way prejudiced by any other guarantee or Security now or subsequently held by any Finance Party or Hedging Bank.

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24.11Limitations on US Guarantees
(a)Each US Guarantor acknowledges that it will receive valuable direct or indirect benefits as a result of the transactions contemplated by the Finance Documents and the Hedging Documents (including utilisations thereunder).
(b)Each US Guarantor represents, warrants and agrees that:
(i)it is US Solvent; and
(ii)it has not made a transfer or incurred any obligation under any Finance Document or Hedging Document with the intent to hinder, delay or defraud any of its present or future creditors.
(c)Notwithstanding anything to the contrary contained herein or in any other Finance Document or Hedging Document:
(i)each Finance Party and Hedging Bank agrees that the maximum liability of each US Guarantor under Clause 24 (Guarantee and indemnity) shall in no event exceed an amount equal to the greatest amount that would not render such US Guarantor's obligations hereunder and under the other Finance Documents and Hedging Documents subject to avoidance under US Bankruptcy Law or to being set aside, avoided or annulled under any Fraudulent Transfer Law, in each case after giving effect to:
(A)all other liabilities of such US Guarantor, contingent or otherwise, that are relevant under such Fraudulent Transfer Law (specifically excluding, however, any liabilities of such US Guarantor in respect of intercompany indebtedness to any Borrower to the extent that such Financial Indebtedness would be discharged in an amount equal to the amount paid by such US Guarantor hereunder) and
(B)the value as assets of such US Guarantor (as determined under the applicable provisions of such Fraudulent Transfer Law) of any rights to subrogation, contribution, reimbursement, indemnity or similar rights held by such US Guarantor pursuant to:
(1)applicable law or
(2)any other agreement providing for an equitable allocation among such US Guarantor and the Borrowers and other Guarantors of obligations arising under this Agreement or other guarantees of such obligations by such parties: and
(ii)each party agrees that, in the event any payment or distribution is made on any date by a Guarantor under this Clause 24, each such Guarantor shall be entitled to be indemnified from each other Guarantor in an amount equal to such payment, in each case multiplied by a fraction of which the numerator shall be the net worth of the contributing Guarantor and the denominator shall be the aggregate net worth of all the Guarantors.
24.12Controlled Foreign Corporations
Notwithstanding any term or provision of this Clause 24 or any other term in this Agreement or any Finance Document:
(a)no member of the Group that is a controlled foreign corporation for US federal income tax purposes (a "CFC") will have any obligation or liability, directly or indirectly, as guarantor or otherwise under this Agreement or any Finance

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Document with respect to any obligation or liability arising under any Finance Document of a US Borrower (a "US Obligation"); and
(b)not more than sixty-five per cent. (65%) of the stock or other equity interests (measured by the total combined voting power of the issued and outstanding voting stock or other equity interests) of, and none of the assets or property of, a person that is a CFC will be required to be pledged directly or indirectly as Security for any US Obligations.
24.13Italian guarantee limitations
(a)In the case of any Guarantor incorporated under the laws of the Republic of Italy (an "Italian Guarantor"), its liability as Guarantor under this Clause 24 shall not exceed, at any time, the aggregate at that time of:
(i)the highest outstanding principal amount at any time of the indebtedness of such Italian Guarantor (or any of its direct or indirect Subsidiaries) as a Borrower under any Facility; and
(ii)the highest outstanding principal amount at any time of all inter-company loans advanced (or granted) to such Italian Guarantor (or any of its direct or indirect Subsidiaries) by any Obligor or any other member of the Group after the Signing Date.
(b)In any event, pursuant to Article 1938 of the Italian Civil Code, the maximum amount an Italian Guarantor may be required to pay in respect of its obligations as Guarantor under this Agreement shall not exceed US$715,000,000 in respect of Revolving Facility A and €1,100,000,000 in respect of Revolving Facility B.
24.14Keepwell
Each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other member of the Group to honour all of its obligations under its guaranty in respect of Swap Obligations, subject to the limitation otherwise set forth herein. The obligations of each Qualified ECP Guarantor under this Clause 24.14 shall remain in full force and effect until discharged in accordance with the provisions of its guarantee. Each Qualified ECP Guarantor intends that this Clause 24.14 constitute, and this Clause 24.14 shall be deemed to constitute, a "keepwell, support, or other agreement" for the benefit of each other member of the Group for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.
25.REPRESENTATIONS
25.1General
On the Signing Date and at the times set out in Clause 25.24 (Repetition) each Obligor makes the representations and warranties set out in this Clause 25 to each Finance Party.
25.2Status
(a)It and each of its Material Subsidiaries is a limited liability corporation, duly incorporated or organised (as applicable) and validly existing under the law of its jurisdiction of incorporation.
(b)It and each of its Material Subsidiaries has the power to own its material assets and carry on its business as it is being conducted.

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25.3Binding obligations
Subject to the Legal Reservations, the obligations expressed to be assumed by it in each Finance Document to which it is a party and which have been executed by it are legal, valid, binding and enforceable obligations.
25.4Non-conflict with other obligations
The entry into and performance by it of its obligations under, and the transactions contemplated by, the Finance Documents, to which it is a party do not and will not conflict with:
(a)any law or regulation applicable to it;
(b)its constitutional documents; or
(c)any agreement or instrument binding upon it or any of its assets or constitute a default or termination event (however described) under any such agreement or instrument, unless any such conflict does not and is not reasonably likely to have a Material Adverse Effect.
25.5Power and authority
(a)It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is or will be a party and the transactions contemplated by those Finance Documents.
(b)No limit on its powers will be exceeded as a result of the borrowing or giving of guarantees or indemnities contemplated by the Finance Documents to which it is a party.
25.6Validity and admissibility in evidence
(a)All Authorisations required:
(i)to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and
(ii)to make the Finance Documents to which it is a party admissible in evidence in its jurisdictions of incorporation, have been obtained or effected and are in full force and effect.
(b)All Authorisations necessary for the conduct of the business, trade and ordinary activities of members of the Group have been obtained or effected and are in full force and effect other than those Authorisations the failure of which to obtain or effect has not and is not reasonably likely to have a Material Adverse Effect.
25.7Governing law and enforcement
(a)Subject to the Legal Reservations, the choice of governing law of the Finance Documents will be recognised and enforced in its Relevant Jurisdictions.
(b)Subject to the Legal Reservations, any judgment obtained in relation to a Finance Document in the jurisdiction of the governing law of that Finance Document will be recognised and enforced in its Relevant Jurisdictions.

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25.8Deduction of Tax
It is not required to make any Tax Deduction from any payment it may make under any Finance Document to a Lender which is:
(a)a Qualifying Lender,
(i)falling within sub-paragraphs (a)(i), (a)(ii), (b)(i)(A)(A), (b)(i)(C), (b)(i)(D), (d) or (e) of the definition of Qualifying Lender; or
(ii)except where a Direction has been given under section 931 of the ITA in relation to the payment concerned, falling within paragraph (b)(i)(B) of the definition of Qualifying Lender; or
(b)a Treaty Lender (subject to the completion of all necessary procedural formalities); provided that in the case of a UK Treaty Lender the payment is one specified in a direction given by the Commissioners of Revenue and Customs under Regulation 2 of the Double Taxation Relief (Taxes on Income) (General) Regulations 1970 (SI 1970/488) and in the case of a US Borrower the Lender has satisfied its obligations under Clause 19.2(i)(iv) (Tax gross-up).
25.9No filing or stamp taxes
Under the laws of its Relevant Jurisdictions it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents, subject always to the Legal Reservations, except with reference to Italy:
(a)where any Finance Document is executed before or deposited with an Italian notary public or in any case formed and executed within the Italian territory in the form of a deed;
(b)on voluntarily registration of any Finance Document with the Italian tax authority;
(c)in any "case of use" (caso d'uso), including the filing, recording or enrolment of any Finance Document with any Italian judicial authority (when carrying out any administrative activity) or administrative authority (unless such filing is mandatory at law);
(d)in the event any of the provisions of the Finance Document is mentioned (according to the enunciazione principle) in any separate document entered into between the same parties (alone or together with other parties) which have not been previously registered and in respect of which any of the conditions described at paragraphs (a) through (c) above is met; or
(e)if any Finance Document is enforced in Italy either by way of a direct court judgment or an exequatur of a judgment rendered outside Italy.
25.10No default
(a)No Event of Default is continuing or will result from the making of any Utilisation or the entry into, the performance of, or any transaction contemplated by any Finance Document.
(b)No other event or circumstance is outstanding which constitutes a default or termination event (however described) under any other agreement or instrument which is binding on it or any of its Subsidiaries or to which its (or any of its Subsidiaries') assets are subject which has had or is reasonably likely to have a Material Adverse Effect.

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25.11No misleading information
All of the written factual information supplied by each of the Obligors as of the Signing Date in connection with the Finance Documents and the matters contemplated therein was (to the best of its knowledge after due and careful enquiry) true, complete and accurate in all material respects as at the date it was given and was not misleading in any material respect.
25.12Financial statements
(a)The Original Financial Statements were prepared in accordance with the Accounting Principles consistently applied unless expressly disclosed therein or otherwise disclosed to the Agent in writing to the contrary prior to the Signing Date.
(b)Its Original Financial Statements give a true and fair view of its financial condition and results of operations during the relevant Financial Year unless expressly disclosed therein to the contrary or otherwise disclosed to the Agent in writing to the contrary prior to the Signing Date.
25.13No proceedings pending or threatened
No litigation, arbitration or administrative proceedings or investigations of, or before, any court, arbitral body or agency which are reasonably likely, if adversely determined, to have a Material Adverse Effect (to the best of the Parent's knowledge and belief) have been started or threatened against it or any of its Subsidiaries.
25.14Security
No Security or Quasi-Security exists over all or any of the present or future assets of any member of the Group other than as permitted by this Agreement.
25.15Pari Passu Ranking
Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.
25.16US Government Regulations
(a)It is not a "public utility" within the meaning of, or subject to regulation under, the United States Federal Power Act of 1920 (16 U.S.C. §§791 et seq.).
(b)It is not an "investment company" as defined in, or subject to regulation under, the United States Investment Company Act of 1940 (15 U.S.C. §§ 80a-1 et seq.) or in violation of regulation under any United States federal or state law or regulation that limits its ability to incur or guarantee indebtedness.
(c)It has not made (or attempted to make) an "unlawful payment" within the meaning of, and is not in any other way in violation of, the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1 et seq.) or any similar laws.
25.17ERISA
(a)No ERISA Event has occurred or is reasonably expected to occur that has resulted in or is reasonably expected to result in a material liability of it or its Subsidiaries or any ERISA Affiliate.

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(b)Schedule B (Actuarial Information) to the most recent annual report (Form 5500 Series) for each Plan, copies of which have been filed with the Internal Revenue Service of the United States of America, is complete and accurate and fairly presents the funding status of such Plan, and since the date of such Schedule B there has been no material adverse change in such funding status.
(c)Neither it, nor any of its Subsidiaries, nor any ERISA Affiliate has incurred or is reasonably expected to incur any Withdrawal Liability to any Multiemployer Plan.
(d)Neither it, nor any of its Subsidiaries, nor any ERISA Affiliate has been notified by the sponsor of a Multiemployer Plan that such Multiemployer Plan is in reorganisation or has been terminated, within the meaning of Title IV of ERISA, and to the best of its knowledge, no such Multiemployer Plan is reasonably expected to be in reorganisation or to be terminated, within the meaning of Title IV of ERISA.
(e)Except as does not have and could not reasonably be expected to have, a Material Adverse Effect, and except to the extent required under Section 4980B of the Code, no Plan provides health or welfare benefits (through the purchase of insurance or otherwise) for any retired or former employee of the Obligors, any of their Subsidiaries or any of their respective ERISA Affiliates.
25.18Solvency (US Obligors)
The US Lottery OpCo is, on a consolidated basis, as of the date hereof, US Solvent.
25.19US Anti-Terrorism laws
It, and to the best of its knowledge, each of its Material Subsidiaries:
(a)has taken reasonable measures to ensure compliance with Anti-Terrorism Laws;
(b)is not a Designated Person; and
(c)does not deal in any property or interest in property known by it to be blocked pursuant to any Anti-Terrorism Law.
25.20US Margin Regulations
No part of the proceeds of any Utilisation will be used (i) in contravention of Regulation T, U or X of the Federal Reserve Board, or (ii) for "buying" or "carrying" (within the meaning of Regulation T, U or X) any Margin Stock or to extend credit to others for the purpose of buying or carrying any Margin Stock, other than in the case of clause (ii), that a portion of the proceeds of any Utilisation may be used to make Restricted Payments permitted under paragraph (d) of the definition of Permitted Restricted Payments or as consideration to finance Permitted Acquisitions. Following the application of the proceeds of each Utilisation, not more than twenty five per cent. (25%) of the value of the assets of the Obligors subject to any restriction contained in this Agreement or any other agreement or instrument between the Obligors, on the one hand, and any Lender or Affiliate of any Lender, on the other hand, relating to Financial Indebtedness will be Margin Stock.
25.21Sanctions, Anti-Corruption and other laws
The Parent represents that:
(a)each member of the Group has implemented and maintains in effect policies and procedures designed to promote and achieve compliance by each such member

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and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions, and each member of the Group and their respective directors and officers and, to the knowledge of the Parent, their respective employees and agents, are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in a Borrower being designated as a Sanctioned Person;
(b)none of (i) the Parent, any member of the Group or any of their respective directors, officers or employees, or (ii) to the knowledge of the Parent, any agent of the Parent or any member of the Group that will act in any capacity in connection with or benefit from the Facilities, is a Sanctioned Person;
(c)none of (i) the Parent, any member of the Group or any of their respective directors, officers or employees, or (ii) to the knowledge of the Parent, any agent of the Parent or any member of the Group that will act in any capacity in connection with or benefit from the Facilities has engaged in any activity or conduct which would violate any applicable Anti-Corruption Laws or any applicable Anti-Money Laundering Laws; and
(d)no Utilisation, use of proceeds or issuance of Letter of Credit pursuant to this Agreement will violate Anti-Corruption Laws or applicable Sanctions.
Notwithstanding anything to the contrary contained in this Agreement or in any other Finance Document, the representations and warranties under this Clause 25.21 shall not be made to or for the benefit of any Specified Lender, no Specified Lender shall have any rights under this Clause 25.21 and each Specified Lender shall be deemed not to be a Lender solely for purposes of calculating any consent or vote of the Majority Lenders under Clause 29.16 (Acceleration) with respect to any breach of this Clause 25.21 (but in each case without prejudice to any other rights or obligations of any Specified Lender as a consequence of any Default occurring as a result of any breach of this Clause 25.21).
25.22Internet Gambling
Each member of the Group (a) has implemented and maintains in effect and enforces policies and procedures designed to promote and achieve compliance by each such member with laws and regulations prohibiting internet gambling, (b) is in compliance with laws and regulations prohibiting internet gambling in all material respects and (c) is not knowingly engaged in any activity that would reasonably be expected to result in the enforcement of laws or regulations prohibiting internet gambling against such member of the Group.
25.23Compliance with laws
Each Obligor complies in all respects with all laws to which it may be subject to the extent that failure so to comply would have or would be reasonably likely to have a Material Adverse Effect.
25.24Repetition
(a)The Repeating Representations are deemed to be made by each Obligor by reference to the facts and circumstances then existing on:
(i)the date of each Utilisation Request and the first day of each Interest Period; and

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(ii)in the case of an Additional Obligor, the day on which the company becomes (or it is proposed that the company becomes) an Additional Obligor.
(b)Each representation or warranty deemed to be made after the Signing Date shall be deemed to be made by reference to the facts and circumstances existing at the date the representation or warranty is deemed to be made.
26.INFORMATION UNDERTAKINGS
The undertakings in this Clause 26 remain in force from the Signing Date for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.
26.1Financial statements
The Parent shall supply to the Agent, who will distribute to each Lender, each of the following:
(a)within one hundred twenty (120) days after the end of each of its Financial Years, its annual audited consolidated financial statements by making the same available on the Parent's public website;
(b)as soon as they become available but in any event within seventy-five (75) days after the end of each of its financial half years its consolidated financial statements for its financial half year by making the same available on the Parent's public website;
(c)as soon as they are available, but in any event within sixty (60) days after the end of the first and third Financial Quarter of each of its Financial Years, its consolidated financial statements for those Financial Quarters by making the same available on the Parent's public website; and
(d)as soon as the same become available, but in any event within one hundred and twenty (120) days after the end of each of its financial years, the balance sheet and income statement or, if available, audited financial statements of each Guarantor other than the Parent.
26.2Provision and contents of Compliance Certificate
(a)The Parent shall supply to the Agent, who will distribute to each Lender:
(i)with each set of financial statements delivered pursuant to paragraphs (a) and (b) of Clause 26.1 (Financial statements); or
(ii)if applicable, at any time after the Leverage Ratio Spike Election Effective Date and with respect to the four (4) Calculation Dates following the Leverage Ratio Spike Election Effective Date, with each set of financial statements delivered pursuant to paragraphs (a), (b) and (c) of Clause 26.1 (Financial statements),
(iii)a Compliance Certificate setting out (in reasonable detail) computations as to compliance with Clause 27 (Financial Covenants) as at the date as at which those financial statements were prepared, including an explanation as to how the average US$/€ rate has been calculated and disclosure of items included in EBITDA, Total Net Debt and Total Net Interest Costs with an indication of the value of each item expressed as per the consolidated financial statements.
(b)Commencing with the Compliance Certificate that is deliverable with respect to the Financial Year ending on 31 December 2026, the Compliance Certificate

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delivered in respect of the Financial Year ending on 31 December in each Financial Year shall set out (in reasonable detail) computations as to compliance with Clause 28.23 (Guarantor Threshold Test and Additional Guarantors).
(c)Commencing with the Compliance Certificate that is deliverable with respect to the Financial Quarter ending on 31 December 2026, the Compliance Certificate delivered in respect of the Financial Quarter ending on 31 December in each Financial Year shall list the Material Subsidiaries or confirm that there has been no change to the list of Material Subsidiaries since the previous Compliance Certificate for the Financial Quarter ending 31 December.
(d)Each Compliance Certificate shall be signed by duly authorised signatory of the Parent and shall be reported on by the Auditors with respect to the information provided pursuant to Clause 26.2(a) (in the form agreed by the Auditors) when the audited consolidated Financial Statements for the Group are delivered pursuant to paragraph (a) of Clause 26.1 (Financial statements).
26.3Requirements as to financial statements
The Parent shall procure that each set of financial statements delivered pursuant to Clause 26.1 (Financial statements) is prepared using the Accounting Principles and financial reference periods consistent with those applied in the presentation of the Original Financial Statements for the Parent unless, in relation to any set of financial statements, the Parent notifies the Agent that there has been a change in the Accounting Principles or the accounting practices and its Auditors deliver to the Agent, who will distribute to each Lender:
(a)a description of any change necessary for those financial statements to reflect the Accounting Principles or accounting practices upon which the Parent's Original Financial Statements were prepared; and
(b)sufficient information, in form and substance as may be reasonably required by the Agent, to enable the Lenders to determine whether Clause 27 (Financial Covenants) has been complied with, to determine the Margin as set out in the definition of "Margin", and to make an accurate comparison between the financial position indicated in those financial statements.
Any reference in this Agreement to any financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements of the Parent were prepared.
26.4Information: miscellaneous
The Parent shall supply to the Agent who will distribute to each Lender and, in the case of paragraph (b) below, the US Lottery OpCo shall also supply to the Agent (in sufficient copies for all the Lenders, if the Agent so requests) who will distribute to each Lender:
(a)promptly, copies of all documents dispatched by the Parent to its shareholders generally (or any class of them) or dispatched by any Obligor to its creditors generally (or any class of them);
(b)promptly upon becoming aware of them, the details of any ERISA Events, material environmental issues, material litigation, arbitration or administrative proceedings which are, in each case, current, threatened or pending against any member of the Group, which if adversely determined has or is reasonably likely to have a Material Adverse Effect;
(c)promptly upon it becoming publicly available information, notice of any change to, or withdrawal of, any Public Debt Rating; and

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(d)promptly on request, such further information regarding the financial condition, assets and operations of the Group or any member of the Group as any Finance Party through the Agent may reasonably request, it being understood that the Parent and the US Lottery OpCo may satisfy their obligations under this Clause 26.4 by publishing the relevant information to its website and notifying the Agent in writing that the relevant information has been so published.
26.5Notification of Default
Each Obligor shall notify the Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless such Obligor is aware that a notification has already been provided by another Obligor).
26.6"Know your customer" checks
(a)If:
(i)the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the Signing Date;
(ii)any change in the status of an Obligor or the composition of the shareholders of an Obligor after the Signing Date; or
(iii)a proposed assignment or transfer by a Lender of any of its rights or obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer, obliges the Agent, the Swingline Agent, the Issuing Agent or any Lender (or, in the case of sub-paragraph (iii) above, any prospective new Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Agent, the Swingline Agent, the Issuing Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent, the Swingline Agent or the Issuing Agent (in each case for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in sub-paragraph (iii) above, on behalf of any prospective new Lender) in order for the Agent, the Swingline Agent, the Issuing Agent such Lender or, in the case of the event described in sub-paragraph (iii) above, any prospective new Lender to carry out and be satisfied with the results of all necessary "know your customer" or other checks in relation to any relevant person pursuant to the transactions contemplated in the Finance Documents.
(b)Each Lender shall promptly upon the request of the Agent, the Swingline Agent or the Issuing Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent, the Swingline Agent or the Issuing Agent (in each case for itself) in order to carry out and be satisfied with the results of all necessary "know your customer" or other checks on Lenders or prospective new Lenders pursuant to the transactions contemplated in the Finance Documents.
(c)The Parent shall, by not less than ten (10) Business Days' prior written notice to the Agent, notify the Agent (which shall promptly notify the Lenders) of its intention to request that one of its Subsidiaries becomes an Additional Guarantor or Additional Borrower pursuant to Clause 31 (Changes to the Obligors).

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(d)Following the giving of any notice pursuant to paragraph (c) above, if the accession of such Additional Guarantor or Additional Borrower obliges the Agent, the Swingline Agent, the Issuing Agent or any Lender to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, the Parent shall promptly upon the request of the Agent, the Swingline Agent, the Issuing Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent, the Swingline Agent or the Issuing Agent (in each case for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective new Lender) in order for the Agent, the Swingline Agent, the Issuing Agent or such Lender or any prospective new Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other checks in relation to any relevant person pursuant to the accession of such Subsidiary to this Agreement as an Additional Guarantor or as the case may be, an Additional Borrower.
26.7Posting on electronic system
Each of the Borrowers hereby acknowledges that (a) the Agent or the Global Coordinators will make available to the other Finance Parties materials or information provided by or on behalf of the Borrowers hereunder (collectively, "Borrower Materials") by posting the Borrower Materials on Debt Domain (the "Platform") and (b) certain of the Lenders may be "public-side" Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to the Borrowers or their securities) (each, a "Public Lender"). Each Borrower hereby agrees that so long as such Borrower is the issuer of any outstanding debt or equity securities that are registered or issued pursuant to a private offering or is actively contemplating issuing any such securities; (w) all Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked "PUBLIC" which, at a minimum, shall mean that the word "PUBLIC" shall appear prominently on the first page thereof; (x) by marking Borrower Materials "PUBLIC", the Borrowers shall be deemed to have authorised the Finance Parties to treat such Borrower Materials as not containing any material non-public information with respect to the Borrowers or their securities for purposes of United States Federal and state securities laws (provided that such Borrower Materials shall be treated as set forth in Clause 44 (Confidentiality)); (y) all Borrower Materials marked "PUBLIC" are permitted to be made available through a portion of the Platform designated "Public Investor"; and (z) the Agent and the Global Coordinators shall be entitled to treat any Borrower Materials that are not marked "PUBLIC" as being suitable only for posting on a portion of the Platform not designated "Public Investor". Notwithstanding the foregoing, each Borrower shall not be under any obligation to mark any Borrower Materials "PUBLIC".
26.8DAC 6
Nothing in any Finance Documents shall prevent disclosure of any confidential information or other matter to the extent that preventing that disclosure would otherwise cause any transaction contemplated by the Finance Documents a to become an arrangement described in Part II of Annex IV of EU Directive No. 2018/822 (“DAC 6”). No transaction regulated by the Finance Documents meets any hallmark set out in DAC 6.
27.FINANCIAL COVENANTS
27.1Financial definitions
In this Clause 27:

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"Base Case Model" means the financial model relating to the Group substantially in the form of the financial model provided by the Parent to the Lenders in connection with this Agreement.
"Calculation Date" means (i) 30 June and 31 December of each year; or (ii) if applicable, as from the Leverage Ratio Spike Election Effective Date and for the immediately following four (4) Quarter End Dates occurring after the Leverage Ratio Spike Election Effective Date, 31 March, 30 June, 30 September and 31 December of each year.
"Consolidated Interest Expense" means the amount of interest, discount, acceptance and commitment fees, amounts payable under interest rate hedging agreements and the interest element of payments under finance leases.
"EBITDA" means the amount of the consolidated net income, or, if applicable, consolidated income from continuing operations of the Group:
(a)plus interest expense, net; and
(b)plus provision for income taxes; and
(c)plus depreciation and amortization; and
(d)plus amortization of upfront license fees; and
(e)plus foreign exchange gains or losses, net; and
(f)plus impairment loss; and
(g)plus other expenses but only to the extent such expenses have been deducted in the determination of publicly disclosed EBITDA; and
(h)minus other income, but only to the extent such income has been deducted in the determination of publicly disclosed adjusted EBITDA; and
(i)minus amounts attributable to minority interests in excess of US$100,000,000.
"Leverage Ratio Spike Election Event" means either:
(j)the completion of a Permitted Acquisition pursuant to paragraph (g) of the definition thereof; provided that (1) the consideration (including associated costs and expenses) for the acquisition and any Financial Indebtedness or other assumed actual or contingent liability, in each case remaining in the acquired company (or any such business) at the date of acquisition exceeds in aggregate US$750,000,000 (or its equivalent in other currencies) and (2) the Parent has delivered a Base Case Model to the Agent within five (5) Business Days following completion of the relevant Permitted Acquisition, showing that the relevant Permitted Acquisition is expected to result in an increase in EBITDA; or
(k)a Material Concession Event.
"Material Concession Event" means the renewal, extension, amendment or modification of a concession, license or contract held by a member of the Group or the award, granting or execution of a new concession, license or contract in favour of a member of the Group by any person (including ADM) for the management, operation, provision or making available for play of one or more Games.
"Quarter End Date" means 31 March, 30 June, 30 September and 31 December of each year.
"Relevant Period" means a period of twelve (12) months ending on the last day of a Financial Year or half year or, as the case may be, financial quarter of the Parent.

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"Total Net Debt" means the total Financial Indebtedness of the Group (excluding, for the avoidance of doubt, any accrued Consolidated Interest Expense) minus the aggregate amount of cash and Cash Equivalent Investments held by the Group (in each case calculated using the twelve-month average US$/€ month-end spot rate).
"Total Net Interest Costs" means Consolidated Interest Expense of the Group less interest received and amounts received under interest rate hedging agreements less capitalised up-front debt issuance costs recorded as interest expense.
27.2Financial condition
The Parent shall ensure that:
(a)EBITDA to Total Net Interest Costs: the ratio of EBITDA to Total Net Interest Costs at each Calculation Date shall not be less than the ratio set out next to the relevant Calculation Date in the following tables:

EBITDA to Total Net Interest Costs	2026	2027	2028	2029	2030
30 June	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00
31 December	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00
(b)Total Net Debt to EBITDA: subject to paragraph (c) (Leverage Ratio Spike Election) below, the ratio of Total Net Debt to EBITDA at each Calculation Date shall not be greater than the ratio set out next to the relevant Calculation Date in the following tables:

Total Net Debt to EBITDA	2026	2027	2028	2029	2030
31 March	4.25:1.00	4.25:1.00	4.25:1.00	4.25:1.00	4.25:1.00
30 June	4.25:1.00	4.25:1.00	4.25:1.00	4.25:1.00	4.25:1.00
30 September	4.25:1.00	4.25:1.00	4.25:1.00	4.25:1.00	4.25:1.00
31 December	4.25:1.00	4.25:1.00	4.25:1.00	4.25:1.00	4.25:1.00
(c)
(d)Leverage Ratio Spike Election: Following the occurrence of a Leverage Ratio Spike Election Event, the Parent make an election (the "Leverage Ratio Spike Election") to increase the maximum ratio of Total Net Debt to EBITDA under paragraph (b) above to 4.75:1.00 for the four (4) Calculation Dates immediately following the date chosen by the Parent in a written notice to the Agent (the "Leverage Ratio Spike Election Effective Date"). The Parent may only make one Leverage Ratio Spike Election. Within five (5) Business Days following the Leverage Ratio Spike Election Effective Date, the Borrower shall pay to the Agent (for the account of each Lender) a one-time non-refundable fee equal to the product of (i) ten one hundredths percent (0.10%) and (ii) the aggregate existing Revolving Facility Commitments as at the Leverage Ratio Spike Election Effective Date.
27.3Financial testing
The financial covenants set out in Clause 27.2 (Financial condition) shall be calculated in accordance with the Accounting Principles and tested in relation to the Group on a consolidated basis by reference to each Compliance Certificate delivered in accordance with Clause 26.2 (Provision and contents of Compliance Certificate).

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28.GENERAL UNDERTAKINGS
The undertakings in this Clause 28 remain in force from the Signing Date for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.
28.1Authorisations
Each Obligor shall promptly:
(a)obtain, comply with and do all that is necessary to maintain in full force and effect; and
(b)supply certified copies to the Agent (at its request) of, any Authorisation required under any law or regulation of a Relevant Jurisdiction to:
(i)enable it to perform its obligations under the Finance Documents; and
(ii)ensure the legality, validity, enforceability or admissibility in evidence of any Finance Document to which it is a party.
28.2Compliance with laws
(a)Each Obligor shall (and the Obligors shall ensure that each member of the Group will) comply in all respects with all laws to which it may be subject, if (except as regards (i) Sanctions, to which Clause 28.20 (Use of proceeds and Sanctions) below applies, and (ii) Anti-Corruption Laws, to which Clause 28.21 (Anti-Corruption) below applies) failure so to comply has or is reasonably likely to have a Material Adverse Effect.
(b)The Borrowers will maintain in effect and enforce policies and procedures designed to promote and achieve compliance by the Borrowers, their Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions.
28.3Merger
No Obligor shall (and the Obligors shall ensure that no other member of the Group will) enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction other than a Permitted Merger or a Permitted Acquisition.
28.4Change of business
The Obligors shall ensure that no substantial change is made to the general nature of the business of the Group from the Business.
28.5Acquisitions
(a)Except as permitted under paragraph (b) below, no Obligor shall (and the Obligors shall ensure that no other member of the Group will):
(i)acquire a company or any shares or securities or a business or undertaking (or, in each case, any interest in any of them); or
(ii)incorporate a company.
(b)Paragraph (a) above does not apply to a Permitted Acquisition or a Permitted Transaction.

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For purposes of this Clause 28.5, "securities" shall not include debt securities issued by any member of the Group.
28.6Pari passu ranking
Each Obligor shall ensure that at all times any unsecured and unsubordinated claims of a Finance Party against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.
28.7Negative pledge
(a)In this Clause 28.7, "Quasi-Security" means a transaction described in paragraph (b) below.
(b)Except as permitted under paragraph (c) below:
(i)no Obligor shall (and the Obligors shall ensure that no other member of the Group will) create or permit to subsist any Security over any of its assets; and
(ii)no Obligor shall (and the Obligors shall ensure that no other member of the Group will):
(A)sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by an Obligor or any other member of the Group;
(B)sell, transfer or otherwise dispose of any of its receivables on recourse terms (it being understood for the avoidance of doubt that a member of the Group may sell, transfer or otherwise dispose of its receivables on non-recourse terms);
(C)enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or
(D)enter into any other preferential arrangement having a similar effect, in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.
(c)Paragraphs (a) and (b) above do not apply to any Security or (as the case may be) Quasi-Security, which is Permitted Security.
28.8Disposals
(a)Except as permitted under paragraph (b) below, no Obligor shall (and the Obligors shall ensure that no member of the Group will) enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset.
(b)Paragraph (a) above does not apply to any sale, lease, transfer or other disposal which is a Permitted Disposal.

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28.9Loans or credit
(a)Except as permitted under paragraph (b) below, no Obligor shall (and the Obligors shall ensure that no member of the Group will) be a creditor in respect of any Financial Indebtedness.
(b)Paragraph (a) above does not apply to a Permitted Loan.
28.10No Guarantees or indemnities
(a)Except as permitted under paragraph (b) below, no Obligor shall (and the Obligors shall ensure that no member of the Group will) incur or allow to remain outstanding any guarantee in respect of any obligation of any person.
(b)Paragraph (a) does not apply to a guarantee which is a Permitted Guarantee.
28.11Dividends and share redemption
(a)Except as permitted under paragraph (b), the Parent shall not declare, make or pay or allow any member of the Group to declare, make or pay any Restricted Payment.
(b)Paragraph (a) does not apply to a Restricted Payment which is a Permitted Restricted Payment.
28.12Priority Financial Indebtedness
The Obligors shall ensure that at no time will Financial Indebtedness incurred or allowed to remain outstanding by all members of the Group (including members of the Group which are not Guarantors) that are not Obligors exceed in the aggregate seven per cent. (7%) of the consolidated total assets of the Group.
28.13Pensions and employee benefit schemes
(a)The Parent shall ensure that all pension schemes operated or maintained for the benefit of any member of the Group or any of its employees are maintained and fully funded on the basis of reasonable actuarial assumptions and valuations prepared by actuaries of recognised standing most recently used to account for such obligations in accordance with the Accounting Principles and, in any case, in compliance with applicable law and the contracts governing their provision and that no action or omission is taken by any member of the Group in relation to such a pension scheme which has or is reasonably likely to have a Material Adverse Effect.
(b)The Parent shall ensure that no member of the Group establishes any defined benefit occupational pension scheme.
(c)The Parent shall deliver to the Agent copies of any actuarial reports prepared in relation to the pension schemes for the time being operated by or maintained for the benefit of members of the Group or any of its employees promptly after those reports are prepared in order to comply with the then current statutory or auditing requirements (as applicable either to the trustees of any relevant schemes or to the Parent) or otherwise.
(d)The Parent shall promptly notify the Agent of any material change in the rate of contributions to any pension schemes referred to in paragraph (a) above paid or recommended to be paid (whether by the scheme actuary or otherwise) or required (by law or otherwise).

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(e)The Parent shall (and shall ensure that each of its Subsidiaries incorporated under the laws of the Republic of Italy will):
(i)fully and timely pay and discharge all mandatory and supplementary social security and health care assistance contributions (including interest and penalties) which the same companies are requested to pay under applicable laws, regulations, by-laws and any agreement entered into by the same companies;
(ii)duly and timely file or cause to be filed, according to applicable law, all social security returns and social security reports which are required to be filed by same companies;
(iii)properly and entirely accrue in the financial statements the TFR (Trattamento di fine rapporto) with regard to all its employees according to the applicable laws; and
(iv)make adequate provisions in their accounts, pertaining to mandatory and supplementary social security and health care contributions which have not been paid because they are not yet due under the terms of any applicable laws, regulations, by-laws and any agreement entered into by the same companies.
28.14Intellectual Property
Each Obligor shall (and the Obligors shall procure that each Group member will):
(a)preserve and maintain the subsistence and validity of the Intellectual Property necessary for the business of the relevant Group member;
(b)use reasonable endeavours to prevent any infringement in any material respect of the Intellectual Property;
(c)make registrations and pay all registration fees and taxes necessary to maintain the Intellectual Property in full force and effect and record its interest in that Intellectual Property;
(d)not use or permit the Intellectual Property to be used in a way or take any step or omit to take any step in respect of that Intellectual Property which may materially and adversely affect the existence or value of the Intellectual Property or imperil the right of any member of the Group to use such property; and
(e)not discontinue the use of the Intellectual Property,
where failure to do so, in the case of paragraphs (a), (b) and (c) above, or in the case of paragraphs (d) and (e) above, such use, permission to use, omission or discontinuation, is reasonably likely to have a Material Adverse Effect.
28.15No speculative Hedging Arrangements
No Borrower shall enter into any derivative transaction other than any derivative transaction entered into in connection with protection against or benefit from fluctuations in any rate or price.
28.16ERISA reporting requirements
Each Obligor shall (and the Parent shall ensure that each relevant member of the Group will):

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(a)ERISA Events and ERISA Reports
(i)promptly and in any event within ten (10) days after such Obligor or any ERISA Affiliate knows or has reason to know that any ERISA Event has occurred, deliver to the Agent a statement of the finance director of the Parent describing such ERISA Event and the action, if any, that such Obligor or such ERISA Affiliate has taken and proposes to take with respect thereto; and
(ii)on the date any records, documents or other information must be furnished to the PBGC with respect to any Plan pursuant to Section 4010 of ERISA, a copy of such records, documents and information;
(b)Plan Terminations: promptly and in any event within five (5) Business Days after receipt thereof by any Obligor or any ERISA Affiliate, deliver to the Agent copies of each notice from the PBGC stating its intention to terminate any Plan or to have a trustee appointed to administer any Plan;
(c)Plan Annual Reports: promptly upon the written request of the Agent, deliver to the Agent copies of each Schedule B (Actuarial Information) to the annual report (Form 5500 Series) most recently filed by it with the Employee Benefits Security Administration of the United States with respect to each Plan; and
(d)Multiemployer Plan notices: promptly and in any event within five (5) Business Days after receipt thereof by it or any ERISA Affiliate from the sponsor of a Multiemployer Plan, deliver to the Agent copies of each notice concerning:
(i)the imposition of Withdrawal Liability by any such Multiemployer Plan;
(ii)the reorganisation or termination, within the meaning of Title IV of ERISA, of any such Multiemployer Plan; or
(iii)the amount of liability incurred, or that may be incurred, by such Obligor or any ERISA Affiliate in connection with any event described in sub-paragraph (i) or (ii) above.
28.17Italian segregation of assets or finanziamenti destinati
No Italian Obligor shall:
(a)segregate assets or revenues pursuant to Article 2447-bis (Patrimoni Destinati ad uno Specifico Affare) of the Italian Civil Code;
(b)enter into any transaction which could qualify as a finanziamento destinato pursuant to Article 2447-decies of the Italian Civil Code; or
(c)issue any class of stock or any other financial instruments under Article 2447-ter of the Italian Civil Code,
(d)in each case, without the prior written consent of the Agent (acting on the instructions of the Majority Lenders).
28.18US Anti-Terrorism Laws
(a)No Obligor shall engage in any transaction that violates any of the applicable prohibitions set forth in any Anti-Terrorism Law.
(b)None of the funds or assets of such Obligor or its Subsidiaries that are used to repay the Facilities shall constitute property of, or shall be beneficially owned by, any Designated Person or be derived from transactions known to an Obligor to

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violate the prohibitions set forth in any Anti-Terrorism Law, and no Designated Person shall have any direct or indirect interest in such Obligor that would constitute a violation of any Anti-Terrorism Laws.
28.19US Margin Regulations
No part of the proceeds of any Utilisation will be used (i) in contravention of Regulation T, U or X of the Federal Reserve Board, or (ii) for "buying" or "carrying" (within the meaning of Regulation T, U or X) any Margin Stock or to extend credit to others for the purpose of buying or carrying any Margin Stock, other than in the case of clause (ii), that a portion of the proceeds of any Utilisation may be used to make Restricted Payments permitted under paragraph (d) of the definition of Permitted Restricted Payments or as consideration to finance Permitted Acquisitions. Following the application of the proceeds of each Utilisation, not more than twenty five per cent. (25%) of the value of the assets of the Obligors subject to any restriction contained in this Agreement or any other agreement or instrument between the Obligors, on the one hand, and any Lender or Affiliate of any Lender, on the other hand, relating to Financial Indebtedness will be Margin Stock.
28.20Use of proceeds and Sanctions
(a)The undertakings in this Clause 28.20 remain in force from the Signing Date for as long as any amount is outstanding under the Finance Documents or any Commitment is in force:
(i)a Borrower will not request any Utilisation, and a Borrower shall not use, and shall procure that its Subsidiaries and its or their respective directors, officers, employees and agents shall not use directly or indirectly, the proceeds of any Utilisation (including by lending, contributing or otherwise making available such proceeds to any Subsidiary, joint venture or any other Person) (A) for the purpose of funding, financing or facilitating any activity, business or transaction of or with any Sanctioned Person or in any Sanctioned Country, or (B) in any manner that would result in the violation of any Sanctions by any party hereto and each Obligor shall, and shall procure that each other member of the Group shall, not knowingly use any revenue or benefit derived from any activity or dealing with a Sanctioned Person to be used in discharging any obligation due or owing to the Finance Parties; and
(ii)each Obligor shall, and shall procure that each other member of the Group shall, to the extent permitted by law promptly upon becoming aware of them supply to the Agent, who will distribute to each Lender, details of any claim, action, suit, proceedings or investigation against it with respect to Sanctions by any Sanctions Authority.
(b)Notwithstanding anything to the contrary contained in this Agreement or in any other Finance Document, the undertakings in this Clause 28.20 shall not be made to or for the benefit of any Specified Lender, no Specified Lender shall have any rights under this Clause 28.20 and each Specified Lender shall be deemed not to be a Lender solely for purposes of calculating any consent or vote of the Majority Lenders under Clause 29.16 (Acceleration) with respect to any breach of this Clause 28.20 (but in each case without prejudice to any other rights or obligations of any Specified Lender as a consequence of any Default occurring as a result of any breach of this Clause 28.20).
28.21Anti-Corruption
(a)Neither the Parent nor any Obligor shall (and the Parent shall ensure that no other member of the Group will) directly or indirectly use the proceeds of the Facilities in furtherance of an offer, payment, promise to pay, or authorization of the payment

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or giving of money, or anything else of value, to any person in violation of any Anti-Corruption Laws.
(b)The Parent and each Obligor shall (and the Parent shall ensure that each other member of the Group will) not violate applicable Anti-Corruption Laws in any material respect.
28.22Security following Public Debt Ratings Decrease
(a)The Parent and each Obligor shall (and the Parent shall procure that each other member of the Group will) promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices, instructions and deeds of extension or confirmation) as the Common Security Agent may reasonably specify (and in such form as the Common Security Agent may reasonably require in favour of the Common Security Agent or its nominee(s)):
(i)(i) on or prior to the first Utilisation Date, to extend or confirm the Existing Security created or intended to be created under or evidenced by the Existing Security (other than any Security described in Part I (Common Transaction Security), paragraph 6 of Schedule 6 of the Intercreditor Agreement, being the Brazilian law Security over an intercompany loan) (the "Relevant Existing Security") in favour of the Finance Parties;
(ii)to perfect the Security created or intended to be created under or evidenced by the Relevant Existing Security (which may include the execution of a mortgage, charge, assignment or other Security or the extension or confirmation of any of the foregoing, over all or any of the assets which are, or are intended to be, the subject of such Relevant Existing Security) or for the exercise of any rights, powers and remedies of the Common Security Agent or the Finance Parties provided by or pursuant to the Finance Documents or by law;
(iii)to confer on the Common Security Agent or confer on the Finance Parties Security over any property and assets of such Obligor located in any jurisdiction equivalent or similar to the Security intended to be conferred by or pursuant to the terms of such Relevant Existing Security; and
(iv)to facilitate the realisation of the assets which are, or are intended to be, the subject of such Relevant Existing Security.
(b)If:
(i)any two Public Debt Ratings (or any Public Debt Rating, if two Public Debt Ratings are issued) are either equal to BB or Ba2 or lower or have been withdrawn, then the Parent shall procure that, as soon as practicable and in any event within ninety (90) days after the relevant Public Debt Rating(s) or Public Debt Rating withdrawal(s) or reduction(s) become(s) public, Security:
(A)is granted in favour of the Finance Parties and each Hedging Bank over the shares of the Italian Lottery HoldCo;
(B)is granted in favour of the Finance Parties and each Hedging Bank by:
(1)each Obligor over each intercompany note or loan in excess of US$10,000,000 (or its equivalent in any other currency or currencies) between the Obligor as creditor and a member of the Group as debtor; and

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(2)each member of the Group over each intercompany note or loan in excess of US$10,000,000 (or its equivalent in any other currency or currencies) between such member of the Group as creditor and an Obligor as debtor,
(ii)whether documented by a promissory note or otherwise,
(iii)it being understood that granting of Security under this paragraph (b) will not be required to the extent that it would cause a default (however defined) under any "equal and rateable security" or "most favoured nation" provisions (or other provisions of equivalent effect) under the Pari Passu Indebtedness due to an inability (despite the exercise of reasonable commercial endeavours) to overcome any obstacle to compliance with such provisions.
(c)If at any time after the Signing Date:
(i)any new Security or Quasi-Security is granted over assets of the Group in favour of the holders or creditors of Pari Passu Indebtedness; or
(ii)any existing Security or Quasi Security is amended on terms favourable to the holders or creditors of Pari Passu Indebtedness;
then, at the same time any such grant or amendment becomes effective, the Parent shall do all acts and deliver all documents as are necessary (including accessions pursuant to Clause 31 (Changes to the Obligors)) to procure that the Finance Parties and each Hedging Bank receive the benefit of the same or substantially the same new Security or Quasi-Security (on the same or substantially the same terms and conditions) or receive the benefit of the same or substantially the same amended terms (as the case may be) in substance and form satisfactory to the Agent (acting reasonably).
(d)With respect to any Security or Quasi-Security granted or to be granted by any member of the Group pursuant to paragraph (b) and (c) above (the "Transaction Security"), each Obligor shall, as soon as reasonably practicable following the relevant public announcement (or in the case of any Transaction Security granted to holder of Pari Passu Indebtedness, at the same time as such Transaction Security is so granted), do all such acts or execute all such documents as the Agent may reasonably specify (and in such form as the Agent may reasonably require) to grant and perfect the Transaction Security created or intended to be created under or evidenced by the relevant security documents entered into with respect to the Transaction Security (the "Security Documents") and shall thereafter take all such action as is available to it (including making all filings and registrations and entering into any deeds of confirmation) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Transaction Security conferred or intended to be conferred by or pursuant to the Security Documents, in each case promptly following a reasonable request of the Agent (including following the completion of any Permitted Merger).
(e)With respect to the granting of any Security or Quasi-Security granted or to be granted by any member of the Group pursuant to paragraph (a) above, the obligation shall be subject always to the Agreed Security Principles.
(f)In this Agreement, "Pari Passu Indebtedness" means any Financial Indebtedness incurred by any member of the Group pursuant to any loan, facility, any public or private financing in the domestic or international debt capital markets (including any public or private bond issue, placement or note, security or other debt issuance or indebtedness), in each case incurred by any member of the Group (including the Existing Indebtedness) as well as any Financial Indebtedness

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incurred by any member of the Group for the purposes of refinancing any of the aforementioned Financial Indebtedness but excludes Financial Indebtedness which is secured by Security that falls within the basket set out in paragraph (o) of the definition of "Permitted Security".
28.23Guarantor Threshold Test and Additional Guarantors
(a)Subject in each case to the Agreed Security Principles, the Parent shall do all acts and deliver all documents as are necessary, including procuring accessions pursuant to Clause 31 (Changes to the Obligors), to ensure that commencing from the 31 December 2026, and by reference to the Compliance Certificate and accompanying financial statements to be delivered pursuant to Clause 26.2(b) (Provision and contents of Compliance Certificate): (i) the ratio of (A) the sum of the total unconsolidated assets of the Guarantors excluding the Excluded Assets to (B) the consolidated total assets of the Group excluding Excluded Assets is greater than or equal to eighty per cent. (80%) and (ii) the ratio of (A) the unconsolidated aggregate earnings before interest, taxes, depreciation and amortisation (calculated on the same basis as EBITDA is calculated but excluding the Excluded EBITDA Entries) of the Guarantors to (B) EBITDA of the Group excluding Excluded EBITDA Entries is greater than or equal to eighty per cent. (80%).
(b)For the purposes of paragraph (a) above, the consolidated total assets and EBITDA of the Group shall exclude (i) the total assets and EBITDA of Subsidiaries with negative assets or negative EBITDA and (ii) the total assets and EBITDA of all Subsidiaries which the Agent (acting reasonably) is satisfied are either not eligible (on the basis of the Agreed Security Principles) to be Guarantors or over whose shares (on the basis of the Agreed Security Principles) no Security is required to be granted.
(c)If at any time after the Signing Date:
(i)any new guarantee is granted in favour of any holder or creditor of Pari Passu Indebtedness; or
(ii)any guarantee is amended on terms favourable to the holders or creditors of Pari Passu Indebtedness;
then, at the same time any such grant or amendment becomes effective, the Parent shall do all acts and deliver all documents as are necessary (including accessions pursuant to Clause 31 (Changes to the Obligors)) to procure that the Finance Parties receive the benefit of the same or substantially the same new guarantee (on the same or substantially the same terms and conditions) or receive the benefit of the same or substantially the same amended terms (as the case may be) in substance and form satisfactory to the Agent (acting reasonably).
(d)With respect to any guarantee granted or to be granted by any member of the Group pursuant to paragraph (c) above, the obligation shall be subject always to the Agreed Security Principles.
28.24MFN to Financial Covenants and Mandatory Prepayments
(a)If at any time:
(i)any new financial covenant is put in place in favour of any holder or creditor of Pari Passu Indebtedness; or
(ii)the levels of any financial covenant in favour of the holders or creditors of Pari Passu Indebtedness is or is amended to become more stringent than the levels of the same or an equivalent financial covenant in favour of the Finance Parties under this Agreement;

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then, at the same time any such financial covenant is put in place, becomes more stringent or such amendment becomes effective, the Parent shall do all acts and deliver all documents as are necessary (including entering into an amendment and restatement of this Agreement) to procure that the Finance Parties receive the benefit of the same or substantially the same financial covenants (on the same or substantially the same terms and conditions and at substantially the same levels) (as the case may be) in substance and form satisfactory to the Agent (acting reasonably).
(b)If at any time:
(i)any new mandatory prepayment provision is put in place in favour of any holder or creditor of Pari Passu Indebtedness; or
(ii)any mandatory prepayment provision in favour of the holders or creditors of Pari Passu Indebtedness is or is amended to become more favourable than any mandatory prepayment provision in favour of the Finance Parties under this Agreement;
then, at the same time any such mandatory prepayment provision is put in place, or such amendment becomes effective, the Parent shall do all acts and deliver all documents as are necessary (including entering into an amendment and restatement of this Agreement) to procure that the Finance Parties receive the benefit of the same or substantially the same mandatory prepayment provisions (on the same or substantially the same terms and conditions subject to paragraph (c) below) (as the case may be) in substance and form satisfactory to the Agent (acting reasonably), it being understood, for the avoidance of doubt, that (i) the application of a premium or make whole to the amount of a mandatory prepayment that, in each case, is customary for the relevant type of note or instrument will not be taken into account in determining whether or not the relevant mandatory prepayment is more favourable and (ii) a customary voluntary or mandatory redemption offer in connection with debt securities will not constitute a new mandatory prepayment provision or a more favourable mandatory prepayment provision.
(c)For the purposes of paragraph (b) above, it is acknowledged and agreed that any such mandatory prepayment provision introduced into this Agreement as a result shall provide for prepayment of the Facilities without cancellation such that the amount prepaid may subsequently be re-drawn (though it is understood that the amount redrawn may not be used to finance, directly or indirectly, the equivalent mandatory prepayment of Pari Passu Indebtedness).
(d)For purposes of this Clause 28.24, the Agent may (without receiving any instructions from the Majority Lenders) agree with the Parent any documents as are necessary (including entering into an amendment and restatement of this Agreement) to procure that the Finance Parties receive the benefit of the same or substantially the same (i) financial covenants (on the same or substantially the same terms and conditions and at substantially the same levels) (as the case may be) or (ii) mandatory prepayment provisions (on the same or substantially the same terms and conditions subject to paragraph (c) above) (as the case may be).
29.EVENTS OF DEFAULT
Each of the events or circumstances set out in this Clause 29 is an Event of Default.

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29.1Non-payment
An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless such failure to pay is due to administrative or technical error and payment is made within three (3) Business Days of its due date.
29.2Financial covenants and other obligations
Any requirement of Clause 27 (Financial Covenants) is not satisfied or an Obligor does not comply with the provisions of Clauses 28.7 (Negative pledge), 28.8 (Disposals), 28.20 (Use of proceeds and Sanctions), 28.21 (Anti-Corruption), 28.11 (Dividends and share redemption) or 28.12 (Priority Financial Indebtedness).
29.3Other obligations
(a)An Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 29.1 (Non-payment) and Clause 29.2 (Financial covenants and other obligations)).
(b)No Event of Default under paragraph (a) above will occur if (i) the failure to comply is capable of remedy and is remedied within twenty (20) Business Days of the Agent giving notice to the Parent or relevant Obligor or the Parent or an Obligor becoming aware of the failure to comply.
29.4Misrepresentation
Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading when made or deemed to be made and, if capable of cure, is not cured within twenty (20) Business Days.
29.5Cross-default
(a)Any Financial Indebtedness of any member of the Group is not paid when due nor within any originally applicable grace period.
(b)Any Financial Indebtedness of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).
(c)Any commitment for any Financial Indebtedness of any member of the Group is cancelled or suspended by a creditor of any member of the Group as a result of an event of default (however described).
(d)Any creditor of any member of the Group becomes entitled to declare any Financial Indebtedness of any member of the Group due and payable prior to its specified maturity as a result of an event of default (however described).
(e)No Event of Default will occur under this Clause 29.5 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) through (d) above is less than US$75,000,000 (or its equivalent in any other currency or currencies).
29.6Insolvency
(a)An Obligor or Material Subsidiary is unable or admits inability to pay its debts as they fall due or is deemed to or declared to be unable to pay its debts under

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applicable law, suspends or threatens to suspend making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.
(b)The value of the assets of any Obligor (other than the Parent and any Dutch Obligor) or Material Subsidiary is less than its liabilities (taking into account contingent and prospective liabilities) and such circumstances continue for sixty (60) days commencing on the earlier of the date when the directors of such Obligor acknowledge or have evidence that such circumstances exist; or
(c)Any circumstance contemplated under Section 2447 of the Italian Civil Code occurs in relation to an Italian Obligor and:
(i)no shareholders meeting takes place for the recapitalisation of an Italian Obligor; or
(ii)the recapitalisation of an Italian Obligor is not completed, in each case within sixty (60) days of the earlier of the date when the directors of an Italian Obligor acknowledge or have evidence that the aforementioned circumstance is in existence.
(d)A moratorium is declared in respect of any indebtedness of an Obligor or Material Subsidiary. If a moratorium occurs, the ending of the moratorium will not remedy any Event of Default caused by that moratorium.
29.7Insolvency proceedings
(a)Any corporate action, legal proceedings or other procedure or step (including a petition or a judicial or court order) is taken or filed in relation to:
(i)the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration, bankruptcy, other insolvency proceedings or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of an Obligor (other than the Parent) or Material Subsidiary;
(ii)a composition, compromise, assignment or arrangement with any creditor of an Obligor (other than the Parent) or Material Subsidiary;
(iii)the appointment of a liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of an Obligor (other than the Parent) or Material Subsidiary or any of its assets;
(iv)enforcement of any Security over any assets of an Obligor (other than the Parent) or Material Subsidiary;
(v)enforcement of any Security over any asset or assets of the Parent having an aggregate value greater than or equal to US$75,000,000 or its equivalent in any other currency or currencies; or
(vi)Italian Insolvency Proceedings,
or any analogous procedure or step is taken in any jurisdiction.
(b)Paragraph (a) shall not apply to:
(i)any winding-up petition against any Obligor (other than the Parent) or Material Subsidiary which is frivolous or vexatious and is discharged,

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stayed or dismissed within sixty (60) days of commencement or, if earlier, the date on which it is advertised; or
(ii)any petition filed by creditors against the Parent in respect of an Italian Insolvency Proceeding to the extent that (a) the Parent is contesting in good faith and by appropriate means such petition, (b) the Parent provides evidence to the Lenders that it is reasonably likely that such petition will be discharged within ninety (90) days of its filing and (c) such petition is discharged within ninety (90) days of its filing.
29.8Creditors' process
Pursuant to any creditor's process, any expropriation, attachment, sequestration, distress or execution or any analogous process in any jurisdiction affects any asset or assets of an Obligor or Material Subsidiary having an aggregate value greater than or equal to US$35,000,000 or its equivalent in any other currency or currencies and is not discharged within sixty (60) days.
29.9Unlawfulness and invalidity
(a)It is or becomes unlawful for an Obligor to perform any of its material obligations under the Finance Documents.
(b)Any obligation or obligations of any Obligor under any Finance Documents are not or cease to be legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely affects the interests of the Lenders under the Finance Documents.
(c)Any Finance Document ceases to be in full force and effect in any material respect ceases to be legal, valid, binding, enforceable or effective or is alleged by a party to it (other than a Finance Party) to be ineffective.
29.10Cessation of business
Any Obligor or any Material Subsidiary suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a substantial part of its business except as a result of a Permitted Disposal or a Permitted Merger.
29.11Repudiation
An Obligor repudiates a Finance Document or evidences an intention to repudiate a Finance Document.
29.12Litigation
Any litigation, or administrative, proceedings are commenced or threatened in writing against an Obligor or any Material Subsidiary which have been adversely determined, or would be reasonably likely to be adversely determined and if so determined, be reasonably likely to have, a Material Adverse Effect.

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29.13Material adverse effect
29.14Any event or circumstance occurs which has or is reasonably likely to have a Material Adverse Effect.
29.15ERISA Events of Default
(a)Any ERISA Event shall have occurred with respect to a Plan and such ERISA Event taken together with the sum (determined as of the date of occurrence of such ERISA Event) of the Insufficiency of such Plan and the Insufficiency of any and all other Plans with respect to which an ERISA Event shall have occurred and then exist (or the liability of the Obligors and the ERISA Affiliates related to such ERISA Event) and shall have caused, or shall reasonably be expected to cause, a Material Adverse Effect.
(b)Any ERISA Event shall have occurred with respect to a plan that shall have caused or shall be reasonably be expected to have a Material Adverse Effect.
(c)Any Obligor or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan that it has incurred Withdrawal Liability to such Multiemployer plan in an amount that, when aggregated with all other amounts required to be paid to Multiemployer Plans by the Obligors and the ERISA Affiliates as Withdrawal Liability (determined as of the date of such notification), shall be reasonably expected to cause a Material Adverse Effect.
(d)Any Obligor or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan that such Multiemployer Plan is being terminated, within the meaning of title IV of ERISA, and as a result of such termination the aggregate annual contributions of the Obligors and the ERISA Affiliates to all Multiemployer Plans that are then in reorganisation or being terminated have been or will be increased over the amounts contributed to such Multiemployer Plans for the plan years of such Multiemployer plans immediately preceding the plan year in which such termination occurs by an amount that shall be reasonably expected to cause a Material Adverse Effect.
29.16US Insolvency Proceedings
(a)An involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction in the United States seeking:
(i)relief in respect of any Obligor or Material Subsidiary, or of a substantial part of the property or assets of any Obligor or Material Subsidiary, under US Bankruptcy Law;
(ii)the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Obligor or Material Subsidiary or for a substantial part of the property or assets of any Obligor or Material Subsidiary; or
(iii)the winding-up or liquidation of any Obligor or Material Subsidiary, and such proceeding or petition shall continue undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing shall be entered.
(b)Any Obligor or Material Subsidiary shall:
(i)voluntarily commence any proceeding or file any petition seeking relief under US Bankruptcy Law; or
(ii)apply for or consent to the appointment, pursuant to the laws of the United States or any state thereof, of a receiver, trustee, custodian,

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sequestrator, conservator or similar official for any Obligor or Material Subsidiary or for a substantial part of the property or assets of any Obligor or Material Subsidiary.
29.17Acceleration
(a)On and at any time after the occurrence of an Event of Default, other than an Event of Default referred to in paragraph (b) below, which is continuing the Agent may, and shall if so directed by the Majority Lenders, by notice to the Parent:
(i)cancel the Total Facility Commitments or US Dollar Swingline Commitments or both at which time they shall immediately be cancelled;
(ii)declare that all or part of the Utilisations, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, at which time they shall become immediately due and payable;
(iii)declare that all or part of the Utilisations be payable on demand, at which time they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders;
(iv)declare that cash cover in respect of each Letter of Credit is immediately due and payable at which time it shall become immediately due and payable;
(v)declare that cash cover in respect of each Letter of Credit is payable on demand at which time it shall immediately become due and payable on demand by the Agent on the instructions of the Majority Lenders;
(vi)declare all or any part of the amounts outstanding under the US Dollar Swingline Facility to be immediately due and payable, at which time they shall become immediately due and payable;
(vii)declare that all or any part of the amounts outstanding under the US Dollar Swingline Facility be payable on demand, at which time they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders; or
(viii)exercise any or all of its rights, remedies, powers or discretions under the Finance Documents.
(b)If an Event of Default occurs under Clause 29.15 (US Insolvency Proceedings) in respect of an Obligor:
(i)the Facility Commitments shall immediately be cancelled; and
(ii)all of the Loans, together with accrued interest, and all other amounts accrued under the Finance Documents shall be immediately due and payable;
in each case automatically and without any direction, notice, declaration or other act.
30.CHANGES TO THE LENDERS
30.1Assignments and transfers by the Lenders
Subject to this Clause 30.1, a Lender (the "Existing Lender") may:

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(a)assign any of its rights; or
(b)transfer by novation any of its rights and obligations,
under any Finance Document to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the "New Lender") and in the case of a Revolving Facility made available to an Italian Borrower, it is a person authorised under applicable Italian law or regulation to (x) make loans to a borrower incorporated under the laws of the Republic of Italy; or (y) acquire participations in or provide guarantees or cash cover in relation to loans made to a borrower incorporated under the laws of the Republic of Italy.
30.2Conditions of assignment or transfer
(a)Except where such assignment or transfer is from a Lender to an Affiliate, another Lender or a Related Fund, the minimum amount of any assignment or transfer undertaken pursuant to this Clause 30 must be greater than or equal to the Base Currency Amount of US$5,000,000 with respect to Revolving Facility A and €5,000,000 with respect to Revolving Facility B.
(b)The consent of the Parent shall be required for any assignment or transfer by an Existing Lender of any of such Existing Lender's rights or obligations under this Agreement, unless the transfer or assignment is:
(i)to another Lender or an Affiliate of a Lender; or
(ii)following an Event of Default which is continuing.
Where the consent of the Parent is required, it shall not be unreasonably withheld or delayed, and shall be deemed to have been given if no response has been received from the Parent within five (5) Business Days of the date of the request for its consent.
(c)An assignment will only be effective on:
(i)receipt by the Agent of written confirmation from the New Lender (in form and substance satisfactory to the Agent) that the New Lender will assume the same obligations to the other Finance Parties and the other Secured Parties (as defined under the Intercreditor Agreement) as it would have been under if it had been a Lender;
(ii)the recordation of such assignment on the Register; and
(iii)the performance by the Agent of all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender, the completion of which the Agent shall promptly notify to the Lender and the New Lender.
(d)If:
(i)a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and
(ii)as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 19 (Tax Gross Up and Indemnities) or Clause 20.1 (Increased Costs),

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then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred. This paragraph (d) shall not apply in relation to Clause 19.2 (Tax gross-up), to a UK Treaty Lender that has included a confirmation of its scheme reference number and its jurisdiction of tax residence in accordance with paragraph (h)(ii)(B) of Clause 19.2 (Tax gross-up) if the Obligor making the payment has not made a Borrower DTTP Filing in respect of that UK Treaty Lender.
(e)Any Lender may, without the consent of any Obligor, at any time sub-participate or sub-contract any of its rights or obligations under the Finance Documents.
(f)By becoming party to this Agreement each Obligor expressly grants its consent to any assignment or transfer of the rights and obligations from an Existing Lender to a New Lender for the purposes of Article 1407 of the Italian Civil Code.
(g)Notwithstanding any other term of this Agreement, each Lender shall ensure that at all times its Overall Facility A Commitment is not less than:
(i)its US Dollar Swingline Commitment; or
(ii)if it does not have a US Dollar Swingline Commitment, the US Dollar Swingline Commitment of a Lender which is its Affiliate.
30.3Assignment or transfer fee
Unless the Agent otherwise agrees and excluding an assignment or transfer (i) to an Affiliate of a Lender, (ii) to a Related Fund or (iii) made in connection with primary syndication of the Facilities, the New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Agent (for its own account) a fee of US$2,000.
30.4Limitation of responsibility of Existing Lenders
(a)Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:
(i)the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;
(ii)the financial condition of any Obligor;
(iii)the performance and observance by any Obligor or any other member of the Group of its obligations under the Finance Documents or any other documents; or
(iv)the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document, and any representations or warranties implied by law are excluded.
(b)Each New Lender confirms to the Existing Lender and the other Finance Parties that it:
(i)has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the

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Existing Lender or any other Finance Party in connection with any Finance Document; and
(ii)will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.
(c)Nothing in any Finance Document obliges an Existing Lender to:
(i)accept a re-transfer or re-assignment from a New Lender of any of the rights and obligations assigned or transferred under this Clause 30; or
(ii)support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.
30.5Procedure for transfer
(a)Subject to the conditions set out in Clause 30.2 (Conditions of assignment or transfer), a transfer is effected in accordance with paragraph (c) below when:
(i)the Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender;
(ii)the New Lender has acceded to the Intercreditor Agreement as an Acceding Credit Facility Lender (under and as defined in the Intercreditor Agreement) by executing a Creditor/Creditor Representative Accession Undertaking (as such term is defined in the Intercreditor Agreement); and
(iii)the transfer is recorded on the Register.
The Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate and record the transfer on the Register.
(b)The Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender upon its completion of all "know your customer" or other checks relating to any person that it is required to carry out in relation to the transfer to such New Lender.
(c)Subject to Clause 30.9 (Pro rata interest settlement) on the Transfer Date:
(i)to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another under the Finance Documents shall be cancelled (being the "Discharged Rights and Obligations");
(ii)each of the Obligors and the New Lender shall assume obligations towards one another or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as such Obligor or other member of the Group and the New Lender have assumed or acquired the same in place of such Obligor and the Existing Lender;

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(iii)the Agent, the Bookrunners, the New Lender, the other Lenders, the Swingline Agent and the Issuing Agent and any relevant US Dollar Swingline Lender shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been a Lender with the rights, or obligations acquired or assumed by it as a result of the transfer and to that extent the Agent, the Bookrunners, the Swingline Agent, the Issuing Agent and any relevant US Dollar Swingline Lender and the Existing Lender shall each be released from further obligations to each other under the Finance Documents; and
(iv)the New Lender shall become a Party as a "Lender".
30.6Procedure for assignment
(a)Subject to the conditions set out in Clause 30.2 (Conditions of assignment or transfer) an assignment may be effected in accordance with paragraph (c) below when
(i)the Agent executes an otherwise duly completed Assignment Agreement delivered to it by the Existing Lender and the New Lender. The Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Assignment Agreement appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Assignment Agreement; and
(ii)the New Lender has acceded to the Intercreditor Agreement as an Acceding Credit Facility Lender (under and as defined in the Intercreditor Agreement) by executing a Creditor/Creditor Representative Accession Undertaking (as such term is defined in the Intercreditor Agreement).
(b)The Agent shall only be obliged to execute an Assignment Agreement delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary "know your customer" or similar checks under all applicable laws and regulations in relation to the assignment to such New Lender.
(c)Subject to Clause 30.9 (Pro rata interest settlement), on the Transfer Date:
(i)the Existing Lender will assign absolutely to the New Lender its rights under the Finance Documents expressed to be the subject of the assignment in the Assignment Agreement;
(ii)the Existing Lender will be released from the obligations (the "Relevant Obligations") expressed to be the subject of the release in the Assignment Agreement; and
(iii)the New Lender shall become a Party as a "Lender" and will be bound by obligations equivalent to the Relevant Obligations.
(d)Lenders may utilise procedures other than those set out in this Clause 30.6 to assign their rights under the Finance Documents (but not, without the consent of the relevant Obligor or unless in accordance with Clause 30.5 (Procedure for transfer), to obtain a release by such Obligor from the obligations owed to such Obligor by the Lenders nor the assumption of equivalent obligations by a New Lender); provided that they comply with the conditions set out in Clause 30.2 (Conditions of assignment or transfer).

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30.7Copy of Transfer Certificate or Assignment Agreement to Parent
The Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate or an Assignment Agreement, send to the Parent a copy of that Transfer Certificate or Assignment Agreement.
30.8Security over Lenders' rights
In addition to the other rights provided to Lenders under this Clause 30, each Lender may without consulting with or obtaining consent from any Obligor, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of such Lender including:
(a)any charge, assignment or other Security to secure obligations to a federal reserve or central bank; and
(b)in the case of any Lender which is a fund, any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by such Lender as Security for those obligations or securities, except that no such charge, assignment or Security shall:
(i)release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security for the Lender as a party to any of the Finance Documents; or
(ii)require any payments to be made by an Obligor other than or in excess of, or grant to any person any more extensive rights than, those required to be made or granted to the relevant Lender under the Finance Documents.
30.9Pro rata interest settlement
If the Agent has notified the Lenders that it is able to distribute interest payments on a "pro rata basis" to Existing Lenders and New Lenders then (in respect of any transfer pursuant to Clause 30.5 (Procedure for transfer) or any assignment pursuant to Clause 30.6 (Procedure for assignment) the Transfer Date of which, in each case, is after the date of such notification and is not on the last day of an Interest Period):
(a)any interest or fees in respect of the relevant participation which are expressed to accrue by reference to the lapse of time shall continue to accrue in favour of the Existing Lender up to but excluding the Transfer Date ("Accrued Amounts") and shall become due and payable to the Existing Lender (without further interest accruing on them) on the last day of the current Interest Period; and
(b)the rights assigned or transferred by the Existing Lender will not include the right to the Accrued Amounts, so that, for the avoidance of doubt:
(i)when the Accrued Amounts become payable, those Accrued Amounts will be payable to the Existing Lender; and
(ii)the amount payable to the New Lender on that date will be the amount which would, but for the application of this Clause 30.9, have been payable to it on that date, but after deduction of the Accrued Amounts.

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30.10Disclosure to numbering service providers
(a)Any Finance Party may disclose to any national or international numbering service provider appointed by such Finance Party to provide identification numbering services in respect of this Agreement, the Facilities and one or more Obligors the following information:
(i)the names of the Obligors;
(ii)the countries of domicile of the Obligors;
(iii)the jurisdictions of incorporation of the Obligors;
(iv)the Signing Date;
(v)the names of the Agent, the Swingline Agent and the Issuing Agent;
(vi)the date of each amendment and restatement of this Agreement;
(vii)the amount of the Total Facility Commitments;
(viii)the currencies of the Facilities;
(ix)the type of Facilities;
(x)the ranking of Facilities;
(xi)the Final Maturity Date;
(xii)changes to any of the information previously supplied pursuant to paragraphs (i) to (xi) above; and
(xiii)such other information agreed between such Finance Party and the Parent, to enable such numbering service provider to provide its usual syndicated loan numbering identification services.
(b)The Parties acknowledge and agree that each identification number assigned to this Agreement, the Facilities and one or more Obligors by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.
(c)Each Obligor represents that none of the information set out in paragraphs (i) to (xiii) of paragraph (a) above is, nor will at any time be, unpublished price-sensitive information.
(d)The Agent shall notify the Parent and the other Finance Parties of:
(i)the name of any numbering service provider appointed by the Agent in respect of this Agreement, the Facilities and one or more Obligors; and
(ii)the number or, as the case may be, numbers assigned to this Agreement, the Facilities and one or more Obligors by such numbering service provider.
30.11The Register
(a)The Agent, acting solely for this purpose as the agent of the Obligors (and to the extent necessary for the Facilities to be considered as being in registered form for

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US federal income tax purposes), shall maintain at its address referred to in Clause 37 (Notices):
(i)a copy of each notice and written confirmation referred to in Clause 30.2 (Conditions of assignment or transfer) and in Clause 30.5 (Procedure for transfer) delivered to and accepted by it; and
(ii)with respect to each Facility, a register for the recordation of the names and addresses of the Lenders and the Revolving Facility Commitments of, and principal amounts (and related interest amounts) owing to, each Lender from time to time (the "Register") under such Facility.
The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and the Obligors, the agents and the Lenders shall treat each person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by any Obligor at any reasonable time and from time to time upon reasonable prior notice. This paragraph (a) shall be construed so that each Facility is at all times maintained in "registered form" within the meaning of Sections 163(f), 871(h)(2) and 881(c)(2) of the Code and any related Treasury regulations (or any other relevant or successor provisions of the Code or of such Treasury regulations).
(b)Each Party to this Agreement irrevocably authorises the Agent to make the relevant entry in the Register on its behalf for the purposes of this Clause 30.11 without any further consent of, or consultation with, such Party.
30.12Accession, assignments and transfers by Hedging Banks
(a)No Affiliate of a Lender may become a Hedging Bank unless and until the proposed Hedging Bank accedes to this Agreement as a Hedging Bank by delivering to the Agent a duly completed and signed Accession Letter.
(b)No Hedging Bank may assign any of its rights or transfer any of its rights or obligations as Hedging Bank under this Agreement or any Hedging Document to any person:
(i)except as permitted under the relevant Hedging Document; and
(ii)unless and until the proposed Hedging Bank accedes to this Agreement as a Hedging Bank by delivering to the Agent a duly completed and signed Accession Letter, save where it is already party to this Agreement as a Hedging Bank.
30.13Participant Register
The applicable Lender, acting solely for this purpose as a non-fiduciary agent of the Obligors (and to the extent necessary for the Facilities to be considered as being in registered form for US federal income tax purposes), shall maintain a register on which it enters the name and address of each Relevant Sub-Participant, and the amount of each such Relevant Sub-Participant's interest in such Lender's rights and/or obligations under this Agreement (the "Participant Register"); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Relevant Sub-Participant or any information relating to a Relevant Sub-Participant's interest in any Commitments, Loans, Letters of Credit or its other obligations under any Finance Document) to any Person except to the extent that such disclosure is necessary in connection with a Tax audit or other proceeding to establish that such Facilities or other obligation is in "registered form" within the meaning of Sections 163(f), 871(h)(2) and 881(c)(2) of the Code and any related Treasury regulations (or any successor provisions of

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the Code or of such Treasury regulations). The entries in the Participant Register shall be conclusive absent manifest error, and the Obligor (to the extent it has been notified of such entry) and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of the applicable rights and/or obligations of such Lender under this Agreement, notwithstanding notice to the contrary.
31.CHANGES TO THE OBLIGORS
31.1Assignments and transfers by Obligors
Save in the context of a Permitted Merger, no Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.
31.2Additional Obligors
(a)Subject to compliance with the provisions of paragraphs (b) and (c) of Clause 26.6 ("Know your customer" checks), the Parent may request that any of its wholly owned Subsidiaries become a Guarantor or a Borrower (each an "Additional Obligor") in respect of either of the Facilities.
(b)Subject always to the provisions of Clause 28.23 (Guarantor Threshold Test and Additional Guarantors), the Parent shall procure that members of the Group will accede to this Agreement as an Additional Guarantor, in each case subject to delivery of the documentation referred to in paragraph (c)(iii) below to comply with its obligation under Clause 28.23 (Guarantor Threshold Test and Additional Guarantors).
(c)A member of the Group which is a wholly owned Subsidiary of the Parent shall become an Additional Obligor if:
(i)(A) all Lenders (in the case of a proposed Additional Borrower with respect to either of the Facilities (including the addition of a Borrower which is currently a Borrower under one of the Facilities to the other Facility)) have approved that member of the Group becoming an Additional Borrower or (B) the Majority Lenders (in the case of a proposed Additional Guarantor) have approved that member of the Group becoming an Additional Guarantor; provided that the approval of the Majority Lenders shall not be required, and the Agent may approve such member of the Group becoming an Additional Guarantor without receiving any instructions from the Majority Lenders, if any proposed Additional Guarantor (1) is incorporated, organised or formed under the laws of the United States or any state thereof (including the District of Columbia), England and Wales, a member state of the European Union or the European Economic Area or Canada or any province or territory thereof or (2) is becoming an Additional Guarantor in connection with the Parent's compliance with Clause 28.23 (Guarantor Threshold Test and Additional Guarantors);
(ii)the Parent and the proposed Additional Obligor deliver to the Agent a duly completed and executed Accession Letter; and
(iii)the Agent has received all of the documents and other evidence listed in Part II of Schedule 2 (Conditions Precedent) in relation to the proposed Additional Obligor, each in form and substance satisfactory to the Agent.
(d)In the case of an Additional Guarantor incorporated under the laws of the Republic of Italy, the Parties will agree to appropriate changes to the guarantee limitation set out in Clause 24.13 (Italian guarantee limitations).

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(e)Notwithstanding anything else in this Agreement, no Subsidiary of the Parent may become or remain a Borrower at any time unless, at that time, it is also a Guarantor.
(f)The Agent shall notify the Parent and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part II of Schedule 2 (Conditions Precedent).
(g)Notwithstanding anything to the contrary in this Agreement, a Subsidiary of the Parent that is a controlled foreign corporation (as such term is defined in Section 957 of the Code) may not (and shall not be obligated to) become a Guarantor for purposes of the Finance Documents.
31.3Resignation of an Obligor
(a)The Parent may request that a Guarantor (other than the Parent or the US Lottery OpCo) or a Borrower (other than the Parent or the US Lottery OpCo) ceases to be a Guarantor or, as the case may be, Borrower by delivering to the Agent a Resignation Letter if:
(i)such Guarantor (other than the Parent or the US Lottery OpCo) or a Borrower is being disposed of by way of a Third Party Disposal and the Parent has confirmed this is the case;
(ii)following the completion of any Permitted Transaction, any Guarantor (other than the US Lottery OpCo) ceases to be a Material Subsidiary; or
(iii)all the Lenders have consented to the resignation of such Guarantor.
(b)The Agent shall accept a Resignation Letter and notify the Parent and the Lenders of its acceptance if:
(i)the Parent has confirmed that no Default is continuing or would result from the acceptance of the Resignation Letter; and
(ii)no payment is due from the Guarantor under Clause 24.1 (Guarantee and indemnity) or from a Borrower under Clause 11.3 (Repayment) or Clause 15.10 (Payment of interest).
(c)The resignation of such Guarantor shall not be effective until the date of the relevant Third Party Disposal at which time that company shall cease to be a Guarantor and shall have no further rights or obligations under the Finance Documents as a Guarantor.
31.4Repetition of Representations
Delivery of an Accession Letter constitutes confirmation by the relevant Subsidiary that the representations and warranties referred to in paragraph (a)(ii) of Clause 25.24 (Repetition) are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.
32.ROLE OF THE AGENT, THE ARRANGING PARTIES, THE SWINGLINE AGENT, THE ISSUING AGENT AND OTHERS
32.1Appointment
(a)Each of the Arranging Parties, the Lenders and the Issuing Agent hereby irrevocably appoints Mediobanca - Banca di Credito Finanziario S.p.A. to act on its behalf as the Agent (and, in particular, for the purposes of Italian law, as mandatario con rappresentanza (common representative)) hereunder and under

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the other Finance Documents and authorises the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto.
(b)Each of the US Dollar Swingline Lenders hereby irrevocably appoint KeyBank National Association to act on its behalf as the Swingline Agent (and, in particular, for the purposes of Italian law, as mandatario con rappresentanza (common representative)) hereunder and under the other Finance Documents and authorises the Swingline Agent to take such actions on its behalf and to exercise such powers as are delegated to the Swingline Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto.
(c)Upon the request of the Parent referred to under paragraph (c) of the definition of "Margin", the Parent shall enter into a mandate letter with each of Bank of America Europe DAC, Bank of America, N.A., London Branch, Mediobanca – Banca di Credito Finanziario S.p.A. and Crédit Agricole Corporate and Investment Bank, Milan Branch, by no later than 14 September 2026 appointing them to act as Sustainability Coordinators under this Agreement (including for the purposes of the negotiations referred to in paragraph (c) of the definition of "Margin") (it being understood and agreed that no remuneration shall be due to the Sustainability Coordinators by the Borrowers or any other member of the Group under such mandate letter). The Parent shall promptly notify the Agent in writing of such appointment, and the Agent shall notify the Arranging Parties and the Lenders promptly upon receipt of the relevant notice from the Parent. Each of the Arranging Parties and each of the Lenders shall be deemed to agree to such appointment.
(d)Each of the Arranging Parties, the Lenders and the Issuing Agent authorises the Global Coordinators and the Sustainability Coordinators to exercise the rights, powers, authorities and discretions specifically given to the Global Coordinators and the Sustainability Coordinators under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.
(e)Unless otherwise expressly stated, the provisions of this Clause 32 are solely for the benefit of the Agent, the Arranging Parties, the Lenders, the Swingline Agent, the Issuing Agent and the Sustainability Coordinators and no Obligor shall have rights as a third party beneficiary of any of such provisions.
32.2Rights as a Lender
The person serving as the Agent, the Swingline Agent or the Issuing Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Agent, the Swingline Agent or the Issuing Agent and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated or unless the context otherwise requires, include the person serving as the Agent, the Swingline Agent or the Issuing Agent hereunder in its individual capacity. Such person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrowers or any Subsidiary or other Affiliate thereof as if such person were not the Agent, the Swingline Agent or the Issuing Agent hereunder and without any duty to account therefor to the Lenders.
32.3Duties of the Agent, the Swingline Agent and the Issuing Agent
(a)The Agent, the Swingline Agent and the Issuing Agent shall promptly forward to a Party the original or a copy of any document which is delivered to it for that Party by any other Party.

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(b)Without prejudice to Clause 30.7 (Copy of Transfer Certificate or Assignment Agreement to Parent), paragraph (a) above shall not apply to any Transfer Certificate or Assignment Agreement.
(c)Except where a Finance Document specifically provides otherwise, the Agent, the Swingline Agent or the Issuing Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.
(d)If the Agent, the Swingline Agent or the Issuing Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.
(e)If the Agent, the Swingline Agent or the Issuing Agent (as applicable) is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Agent) under this Agreement, it shall promptly notify the other Finance Parties.
(f)The duties of the Agent, the Swingline Agent and the Issuing Agent under the Finance Documents are solely mechanical and administrative in nature.
(g)The Agent, acting solely for this purpose as agent of the Obligors, shall maintain the Register referred to in Clause 30.11 (The Register).
(h)Notwithstanding any other provision of any Finance Document to the contrary, none of the Agent, the Arranging Parties, the Swingline Agent, the Issuing Agent or the Bookrunners is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law, regulation or a breach of a fiduciary duty or duty of confidentiality.
32.4Roles of the Global Coordinators, the Bookrunners and Mandated Lead Arrangers and the Sustainability Coordinators
Except as specifically provided in the Finance Documents, none of the Global Coordinators, the Bookrunners and Mandated Lead Arrangers or the Sustainability Coordinators have any obligations of any kind to any other Party under or in connection with any Finance Document.
32.5No fiduciary duties
(a)Nothing in this Agreement constitutes the Agent, the Global Coordinators, the Bookrunners and Mandated Lead Arrangers, the Swingline Agent, the Issuing Agent or the Sustainability Coordinators as a trustee or fiduciary of any other person.
(b)None of the Agent, the Global Coordinators, the Bookrunners and Mandated Lead Arrangers, the Swingline Agent, the Issuing Agent, the Sustainability Coordinators or any US Dollar Swingline Lender shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.
32.6Business with the Group
The Agent, the Global Coordinators, the Bookrunners and Mandated Lead Arrangers, the Swingline Agent, the Sustainability Coordinators, the Issuing Agent and each US Dollar Swingline Lender may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.
32.7Rights and discretions of the Agent, the Swingline Agent and the Issuing Agent
The Agent, the Swingline Agent and the Issuing Agent:

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(a)may rely on any representation, notice or document believed by them to be genuine, correct and appropriately authorised;
(b)may rely on any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify; and
(c)may disclose the identity of a Defaulting Lender to the other Finance Parties and the Parent and shall disclose the same upon the written request of the Parent or the Majority Lenders.
32.8Majority Lenders' instructions
(a)Unless a contrary indication appears in a Finance Document, the Agent shall exercise any right, power, authority or discretion vested in it as Agent in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from exercising any right, power, authority or discretion vested in it as Agent).
(b)Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders will be binding on all the Finance Parties.
(c)The Agent is not authorised to act on behalf of a Lender (without first obtaining such Lender's consent) in any legal or arbitration proceedings relating to any Finance Document.
(d)In making any determination with a view to granting or refusing a consent under this Agreement, the Majority Lenders shall act reasonably in making such determination.
32.9Exculpatory Provisions
The Agent, the Swingline Agent and the Issuing Agent shall not have any duties or obligations except those expressly set forth herein and in the other Finance Documents. Without limiting the generality of the foregoing, the Agent, the Swingline Agent and the Issuing Agent:
(a)shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;
(b)shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Finance Documents that it is required to exercise as directed in writing by the Majority Lenders (or such other number of percentage of the Lenders as shall be expressly provided for herein or in the Finance Documents); provided that it shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose it to liability or that is contrary to any Finance Document or applicable law;
(c)shall not, except as expressly set forth herein and in the other Finance Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to a Borrower or any of its Affiliates that is communicated to or obtained by the person serving as the Agent or any of its Affiliates in any capacity;
(d)shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Majority Lenders (or such other number or percentage of the Lenders as shall be necessary, or as it shall believe in good faith shall be necessary, under the circumstances as provided in Clauses 42.1 (Required consents) and 29.16 (Acceleration)) or (ii) in the absence of its own gross negligence or wilful misconduct. The Agent, the Swingline Agent and the Issuing Agent shall be

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deemed not to have knowledge of any Default unless and until notice describing such Default is given to it by the Borrowers, a Lender or another agent of the Finance Parties under this Agreement; and
(e)shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Finance Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default or (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Finance Document or any other agreement, instrument or document.
32.10Reliance by the Agent, the Swingline Agent and the Issuing Agent
(a)The Agent, the Swingline Agent and the Issuing Agent shall each be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper person.
(b)The Agent, the Swingline Agent and the Issuing Agent also may each rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper person, and shall not incur any liability for relying thereon.
(c)In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender, the Swingline Agent or the Issuing Agent, the Agent may presume that such condition is satisfactory to such Lender, the Swingline Agent or the Issuing Agent unless the Agent shall have received notice to the contrary from such Lender or the Issuing Agent prior to the making of such Loan, US Dollar Swingline Loan or the issuance of such Letter of Credit.
(d)The Agent, the Swingline Agent and the Issuing Agent may each consult with legal counsel (who may be counsel for a Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.
32.11Replacement of the Agent, the Swingline Agent or the Issuing Agent
(a)After consultation with the Parent, the Majority Lenders may, by giving thirty (30) days' notice to the Agent, the Swingline Agent or the Issuing Agent (or, where any one of them is an Impaired Agent, by giving such shorter notice agreed to by the Majority Lenders), replace the Agent, the Swingline Agent or the Issuing Agent (as applicable) by appointing a successor which shall be a bank with offices in the United States and Italy, or an Affiliate of any such bank with offices in the United States and Italy.
(b)The retiring Agent, the Swingline Agent or the Issuing Agent(as applicable) shall (at its own cost if it is an Impaired Agent and otherwise at the expense of the Lenders) make available to the successor Agent, the Swingline Agent or the Issuing Agent (as applicable) such documents and records and provide such assistance as the successor Agent, the Swingline Agent or the Issuing Agent (as applicable) may reasonably request for the purposes of performing its functions as Agent, the Swingline Agent or the Issuing Agent (as applicable) under the Finance Documents.
(c)The appointment of the successor Agent, the Swingline Agent or the Issuing Agent (as applicable) shall take effect on the date specified in the notice from the Majority Lenders to the retiring Agent. As from this date, the retiring Agent, the

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Swingline Agent or the Issuing Agent (as applicable) shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 32 (and any agency fees for the account of the retiring Agent, the Swingline Agent or the Issuing Agent (as applicable) shall cease to accrue from (and shall be payable on) that date).
(d)Any successor Agent, the Swingline Agent or the Issuing Agent and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.
32.12Delegation of Duties
(a)The Agent, the Swingline Agent or the Issuing Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Finance Document by or through any one or more sub-agents appointed by the Agent, the Swingline Agent or the Issuing Agent.
(b)The Agent, the Swingline Agent and the Issuing Agent and any such sub-agent may perform all of its duties and exercise its rights and powers by or through their respective Related Parties.
(c)The provisions of Clause 32.9 (Exculpatory Provisions) shall apply to any such sub-agent and to the Related Parties of the Agent, the Swingline Agent, the Issuing Agent and any such sub-agent and shall apply to their respective activities in connection with the syndication of the Facilities provided for herein as well as activities as the Agent, the Swingline Agent or the Issuing Agent.
32.13Resignation of the Agent, the Swingline Agent or the Issuing Agent
(a)The Agent, the Swingline Agent or the Issuing Agent may at any time give notice of its resignation to the Lenders, the other agents to the Finance Parties under this Agreement and the Borrowers.
(b)Upon receipt of any such notice of resignation, the Majority Lenders shall have the right, in consultation with the Borrowers, to appoint a successor, which shall be a bank with offices in the United States and Italy, or an Affiliate of any such bank with offices in the United States and Italy.
(c)If no such successor shall have been so appointed by the Majority Lenders and shall have accepted such appointment within thirty (30) days after the retiring Agent gives notice of its resignation, then the retiring agent may on behalf of the Lenders and the other agents to the Finance Parties under this Agreement, appoint a successor agent meeting the qualifications set forth above and any such appointment made by the agent shall be deemed to be accepted by the Lenders and the relevant agents.
(d)Upon the acceptance of a successor's appointment as the Agent, the Swingline Agent or the Issuing Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) agent, and the retiring agent shall be discharged from all of its duties and obligations hereunder or under the other Finance Documents.
(e)The fees payable by the Borrowers to a successor agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrowers and such successor.
(f)After the retiring agent's resignation hereunder and under the other Finance Documents, the provisions of this Clause 32 and Clause 23 (Costs and Expenses) shall continue in effect for the benefit of such retiring agent and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring agent was acting as agent.

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(g)Upon the acceptance of a successor's appointment as the Agent, the Swingline Agent or the Issuing Agent hereunder, (i) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring agent, (ii) the retiring agent shall be discharged from all of its respective duties and obligations hereunder or under the other Finance Documents and (iii) in the case of the Issuing Agent, the successor Issuing Agent shall issue Letters of Credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to the retiring Issuing Agent to effectively assume the obligations of the retiring Issuing Agent with respect to such Letters of Credit.
(h)The retiring agent shall, at its own cost, make available to the successor agent such documents and records and provide such assistance as the successor agent may reasonably request for the purposes of performing its functions under the Finance Documents.
(i)The Agent shall resign in accordance with paragraph (a) and (b) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Agent pursuant to paragraph (c) above) if on or after the date which is three (3) months before the earliest FATCA Application Date relating to any payment to the Agent under the Finance Documents, either:
(i)the Agent fails to respond to a request under Clause 19.7(e) (FATCA Information) and the Parent or a Lender reasonably believes that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;
(ii)the information supplied by the Agent pursuant to Clause 19.7(e) (FATCA Information) indicates that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or
(iii)the Agent notifies the Parent and the Lenders that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;
and (in each case) the Parent or a Lender reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Agent were a FATCA Exempt Party, and the Parent or such Lender, by notice to the Agent, requires it to resign.
32.14Non-Reliance on the Agent and the Other Finance Parties
Each Lender, the Swingline Agent and the Issuing Agent acknowledges that it has, independently and without reliance upon the Agent or any other Finance Party or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender, the Swingline Agent and the Issuing Agent acknowledges that it will, independently and without reliance upon the Agent or any other Finance Party or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Finance Document or any related agreement or any document furnished hereunder or thereunder and that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including:
(a)the financial condition, status and nature of each member of the Group;

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(b)the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;
(c)whether such Finance Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and
(d)the adequacy, accuracy or completeness of any other information provided by the Agent, any Party or any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document.
32.15Responsibility for documentation
None of the Agent, the Global Coordinators, the Bookrunners and Mandated Lead Arrangers, the Sustainability Coordinators, the Swingline Agent or the Issuing Agent:
(a)is responsible for the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Agent, the Global Coordinators, the Bookrunners and Mandated Lead Arrangers, the Swingline Agent, the Sustainability Coordinators, the Issuing Agent, a US Dollar Swingline Lender, an Obligor or any other person given in or in connection with any Finance Document or the transactions contemplated in the Finance Documents; or
(b)is responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document.
32.16Exclusion of liability
(a)Without limiting paragraph (b) below (and without prejudice to the provisions of paragraph (e) of Clause 35.11 (Disruption to Payment Systems, etc.)), none of the Agent, the Swingline Agent or the Issuing Agent will be liable (including for negligence or any other category of liability whatsoever) for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.
(b)No Party (other than the Agent, the Swingline Agent or the Issuing Agent (as applicable)) may take any proceedings against any officer, employee or agent of the Agent, the Swingline Agent or the Issuing Agent in respect of any claim it might have against the Agent, the Swingline Agent or the Issuing Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Agent, the Swingline Agent or the Issuing Agent may rely on this Clause 32.16 subject to Clause 1.3 (Third party rights) and the provisions of the Third Parties Act.
(c)The Agent, the Swingline Agent and the Issuing Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by it if it has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the relevant agent for that purpose.
(d)Nothing in this Agreement shall oblige the Agent, the Swingline Agent, the Issuing Agent, the Sustainability Coordinators, the Global Coordinators or the

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Bookrunners and Mandated Lead Arrangers to carry out any "know your customer" or other checks in relation to any person on behalf of any Lender, and each Lender confirms to the Agent, the Swingline Agent, the Issuing Agent, the Global Coordinators, the Bookrunners and Mandated Lead Arrangers and the Sustainability Coordinators that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Agent, the Swingline Agent, the Issuing Agent, the Global Coordinators, the Bookrunners and Mandated Lead Arrangers or the Sustainability Coordinators.
32.17Lenders' indemnity to the Agent
(a)Each Lender shall (in proportion to its share of the Total Facility Commitments or, if the Total Facility Commitments are then zero, to its share of the Total Facility Commitments immediately prior to their reduction to zero) indemnify the Agent, the Swingline Agent and the Issuing Agent, within three (3) Business Days of demand, against any cost, loss or liability (including for negligence or any other category of liability whatsoever) incurred by that agent (otherwise than by reason of the agent's gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to Clause 35.11 (Disruption to Payment Systems, etc.), notwithstanding the agent's negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the relevant agent) in acting as the Agent, the Swingline Agent or the Issuing Agent (as applicable) under the Finance Documents (unless the relevant agent has been reimbursed by an Obligor pursuant to a Finance Document).
32.18Confidentiality
(a)In acting as agent for the Finance Parties, the Agent, the Swingline Agent and the Issuing Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.
(b)If information is received by another division or department of the Agent, the Swingline Agent or the Issuing Agent it may be treated as confidential to that division or department, and the relevant agent shall not be deemed to have notice of it.
(c)Notwithstanding any other provision of any Finance Document to the contrary, neither the Agent, the Swingline Agent, the Issuing Agent nor the Arranging Parties are obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty.
32.19Relationship with the Lenders
Subject to Clause 30.9 (Pro rata interest settlement), the Agent, the Swingline Agent and the Issuing Agent may treat each Lender as a Lender, entitled to payments under this Agreement and acting through its Facility Office unless it has received not less than five (5) Business Days' prior notice from such Lender to the contrary in accordance with the terms of this Agreement.
32.20Deduction from amounts payable by the Agent, the Swingline Agent and the Issuing Agent
If any Party owes an amount to the Agent, the Swingline Agent or the Issuing Agent under the Finance Documents, the relevant agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents, that Party shall be regarded as having received any amount so deducted.

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33.CONDUCT OF BUSINESS BY THE FINANCE PARTIES
No provision of this Agreement will:
(a)interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;
(b)oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or
(c)oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.
34.SHARING AMONG THE FINANCE PARTIES
34.1Payments to Finance Parties
(a)Subject to paragraph (b) below, if a Finance Party (a "Recovering Finance Party") receives or recovers any amount from an Obligor other than in accordance with Clause 35 (Payment Mechanics) and applies that amount to a payment due under the Finance Documents, then:
(i)the Recovering Finance Party shall, within three (3) Business Days, notify details of the receipt or recovery to the Agent;
(ii)the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with Clause 35 (Payment Mechanics), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and
(iii)the Recovering Finance Party shall, within three (3) Business Days of demand by the Agent, pay to the Agent an amount (the "Sharing Payment") equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 35.6 (Partial payments).
(b)Paragraph (a) above shall not apply to any amount received or recovered by the Issuing Agent in respect of any cash cover placed in an account with the Issuing Agent.
34.2Redistribution of payments
The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Finance Party) in accordance with Clause 35.6 (Partial payments).
34.3Recovering Finance Party's rights
(a)On a distribution by the Agent under Clause 34.2 (Redistribution of payments), the Recovering Finance Party will be subrogated to the rights of the Finance Parties which have shared in the redistribution.
(b)If and to the extent that the Recovering Finance Party is not able to rely on its rights under paragraph (a) above, the relevant Obligor shall be liable to the Recovering Finance Party for a debt equal to the Sharing Payment which is immediately due and payable.

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34.4Reversal of redistribution
If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:
(a)each Finance Party which has received a share of the relevant Sharing Payment pursuant to Clause 34.2 (Redistribution of payments) shall, upon request of the Agent, pay to the Agent for account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which such Recovering Finance Party is required to pay); and
(b)that Recovering Finance Party's rights of subrogation in respect of any reimbursement shall be cancelled, and the relevant Obligor will be liable to the reimbursing Finance Party for the amount so reimbursed.
34.5Exceptions
(a)This Clause 34 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause 34, have a valid and enforceable claim against the relevant Obligor.
(b)A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings if:
(i)it notified the other Finance Party of the legal or arbitration proceedings; and
(ii)the other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.
35.PAYMENT MECHANICS
35.1Payments to the Agent
(a)On each date on which an Obligor or a Lender is required to make a payment under a Finance Document, excluding a payment under the terms of a US Dollar Swingline Loan, such Obligor or Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date not later than:
(i)1:00 p.m. (New York time) in the case of payments to be made by or to the US Lottery OpCo;
(ii)1:00 p.m. (London time) in the case of payments to be made by or to the Parent, and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment. All payments received by the Agent after the above mentioned times, shall in each case be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment to be made by the Borrowers shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be.

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(b)Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to Euro, in a principal financial centre in a Participating Member State or London) with such bank as the Agent specifies.
35.2Distributions by the Agent, the Swingline Agent or the Issuing Agent
Each payment received by the Agent, the Swingline Agent or the Issuing Agent (as applicable) under the Finance Documents for another Party shall, subject to Clause 35.3 (Distributions to an Obligor) and Clause 35.4 (Clawback), be made available by the Agent, the Swingline Agent or the Issuing Agent (as applicable) as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office) to such account as that Party may notify to the Agent, the Swingline Agent or the Issuing Agent (as applicable) by not less than five (5) Business Days' notice with a bank in the principal financial centre of the country of that currency (or, in relation to Euro, in the principal financial centre of a Participating Member State or London).
35.3Distributions to an Obligor
The Agent, the Swingline Agent or the Issuing Agent may (with the consent of the Obligor or in accordance with Clause 36 (Set-Off)) apply any amount received by it for such Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from such Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.
35.4Clawback
(a)Where a sum is to be paid to the Agent, the Swingline Agent or the Issuing Agent under the Finance Documents for another Party, the Agent, the Swingline Agent or the Issuing Agent (as applicable) is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.
(b)If the Agent, the Swingline Agent or the Issuing Agent (as applicable) pays an amount to another Party and it proves to be the case that the agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the relevant agent shall on demand refund the same to the Agent, the Swingline Agent or the Issuing Agent (as applicable) together with interest on that amount from the date of payment to the date of receipt by the Agent or the Issuing Agent (as applicable), calculated by the Agent, the Swingline Agent or the Issuing Agent (as applicable) to reflect its cost of funds.
35.5Impaired Agent
(a)If, at any time, the Agent, the Swingline Agent or the Issuing Agent becomes an Impaired Agent, then an Obligor or a Lender which is required to make a payment under the Finance Documents to the relevant agent in accordance with Clause 35.1 (Payments to the Agent) may instead either pay that amount direct to the required recipient or pay that amount to an interest-bearing account held with an Acceptable Bank within the meaning of paragraph (a) of the definition of "Acceptable Bank" and in relation to which no Insolvency Event has occurred and is continuing, in the name of the Obligor or the Lender making the payment and designated as a trust account for the benefit of the Party or Parties beneficially entitled to that payment under the Finance Documents. In each case such payments must be made on the due date for payment under the Finance Documents.

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(b)All interest accrued on the amount standing to the credit of the trust account shall be for the benefit of the beneficiaries of that trust account pro rata to their respective entitlements.
(c)A Party which has made a payment in accordance with this Clause 35.5 shall be discharged of the relevant payment obligation under the Finance Documents and shall not take any credit risk with respect to the amounts standing to the credit of the trust account.
(d)Promptly upon the appointment of a successor agent in accordance with Clause 32.10 (Reliance by the Agent, the Swingline Agent and the Issuing Agent), each Party which has made a payment to a trust account in accordance with this Clause 35.5 shall give all requisite instructions to the bank with whom the trust account is held to transfer the amount (together with any accrued interest) to the successor agent for distribution in accordance with Clause 35.2 (Distributions by the Agent, the Swingline Agent or the Issuing Agent).
35.6Partial payments
(a)Subject to this Clause 35.6 if the Agent receives a payment for application against amounts due in respect of any Finance Documents that is insufficient to discharge all the amounts then due and payable by an Obligor under those Finance Documents, the Agent shall apply that payment towards the obligations of such Obligor under those Finance Documents in the following order:
(i)first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent, the Swingline Agent and the Issuing Agent under those Finance Documents;
(ii)secondly, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under those Finance Documents;
(iii)thirdly, in or towards payment pro rata of any principal due but unpaid under those Finance Documents and any amount due but unpaid under Clause 8.3 (Claims under a Letter of Credit) and Clause 8.5 (Indemnities); and
(iv)fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.
(b)The Agent shall, if so directed by the Majority Lenders, vary the order set out in sub-paragraphs (a)(ii) to (iv) above.
(c)Paragraphs (a) and (b) above will override any appropriation made by an Obligor.
35.7No set-off by Obligors
All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) counterclaim, recoupment or setoff.
35.8Business Days
(a)Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).
(b)During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement, interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

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35.9Currency of account
(a)Subject to paragraphs (b) to (e) below, the Base Currency is the currency of account and payment for any sum due from an Obligor under any Finance Document.
(b)A repayment of a Utilisation or Unpaid Sum or a part of a Utilisation or Unpaid Sum shall be made in the currency in which such Utilisation or Unpaid Sum is denominated on its due date.
(c)Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.
(d)Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.
(e)Any amount expressed to be payable in a currency other than the Base Currency shall be paid in that other currency.
35.10Change of currency
(a)Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:
(i)any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (after consultation with the Borrowers and with the consent of each Lender); and
(ii)any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably and with the consent of each Lender).
(b)If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with the Borrowers and with the consent of each Lender) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Market and otherwise to reflect the change in currency.
35.11Disruption to Payment Systems, etc.
If either the Agent determines (in its discretion) that a Disruption Event has occurred or the Agent is notified by a Borrower that a Disruption Event has occurred:
(a)the Agent may, and shall if requested to do so by a Borrower, consult with the Borrowers with a view to agreeing with the Borrowers such changes to the operation or administration of the Facilities as the Agent may deem necessary in the circumstances;
(b)the Agent shall not be obliged to consult with the Borrowers in relation to any changes mentioned in paragraph (a) if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

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(c)the Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph (a) but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;
(d)any such changes agreed upon by the Agent and the Borrowers shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 42 (Amendments and Waivers);
(e)the Agent shall not be liable for any damages, costs or losses whatsoever (including for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 35.11; and
(f)the Agent shall notify the Finance Parties of all changes agreed upon pursuant to paragraph (d) above.
35.12USA Patriot Act notice
(a)Each Lender and the Agent (for itself and not on behalf of any Lender) hereby notifies the Obligors that, pursuant to the requirements of the USA Patriot Act, it is required to obtain, verify and record information that identifies each Obligor, which information includes the name and address of such Obligor and other information that will allow such Lender or the Agent (as applicable) to identify such Obligor in accordance with the USA Patriot Act. Each of the Obligors shall, and shall cause each of its Subsidiaries to, provide such information and take such actions as are reasonably requested by the Agent or any Lender in order to assist the Agent and the Lenders in maintaining compliance with the USA Patriot Act and with applicable "know your customer" requirements under the Beneficial Ownership Regulation (1 C.F.R. §1010.230).
(b)Notwithstanding anything to the contrary contained in this Agreement or in any other Finance Document, the covenants under paragraph (a) above shall not be made to or for the benefit of any Specified Lender, no Specified Lender shall have any rights under such paragraph and each Specified Lender shall be deemed not to be a Lender solely for purposes of calculating any consent or vote of the Majority Lenders under Clause 29.16 (Acceleration) with respect to any breach of such paragraph (but in each case without prejudice to any other rights or obligations of any Specified Lender as a consequence of any Default occurring as a result of any breach of such paragraph).
36.SET-OFF
A Finance Party may set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by such Finance Party) against any matured obligation owed by such Finance Party to such Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.
37.NOTICES
37.1Notices generally
Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Clause 37.3 (Electronic Communications) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or

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sent by fax as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:
(a)if to a Borrower or the other Obligors, to the address or fax number specified for such person below, with respect to each Borrower as set out in Schedule 12 (Borrowers' Details);
(b)if to the Agent, the Swingline Agent or the Issuing Agent, to the address, fax number, electronic mail address or telephone number specified in Schedule 11 (Agents' Details); and
(c)if to any other Finance Party, to the address, fax number or electronic mail address specified in the Administrative Questionnaire supplied by the Agent.
Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by fax shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in Clause 37.3 (Electronic Communications) below shall be effective as provided in such Clause.
37.2Communication with Impaired Agent
If the Agent, the Swingline Agent or the Issuing Agent is an Impaired Agent, then the Parties other than the Impaired Agent may, instead of communicating with each other through the relevant agent, communicate with each other directly and (while the relevant agent is an Impaired Agent) all the provisions of the Finance Documents which require communications to be made or notices to be given to or by the relevant agent shall be varied so that communications may be made and notices given to or by the relevant Parties directly. This provision shall not operate after a replacement agent has been appointed.
37.3Electronic Communications
Notices and other communications to the Lenders, the Agent, the Swingline Agent and the Issuing Agent hereunder may be delivered or furnished by electronic mail or other electronic means pursuant to procedures approved by the Agent; provided that the foregoing shall not apply to notices to any Lender or the Issuing Agent pursuant to Clause 5 (Utilisation – Revolving Facility Loans) if such Lender or the Issuing Agent (as applicable) has notified the Agent that it is incapable of receiving notices under such Clause by electronic communication. Each Borrower and each agent for a Finance Party may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.
Unless an agent for a Finance Party otherwise prescribes, notices and other communications sent to an electronic mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return electronic mail or other written acknowledgement); provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

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37.4The Platform
The platform is provided "as is" and "as available". The Agent Parties (as defined below) do not warrant the accuracy or completeness of the Borrower Materials or the adequacy of the platform, and expressly disclaim liability for errors in or omissions from the Borrower Materials. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third party rights or freedom from viruses or other code defects, is made by any agent party in connection with the Borrower Materials or the platform. In no event shall the Agent or any of its Related Parties (collectively, the "Agent Parties") have any liability to any Borrower, any Lender, the Swingline Agent, the Issuing Agent or any other person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower's or the Agent's transmission of Borrower Materials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and non-appealable judgment to have resulted from the gross negligence or wilful misconduct of such Agent Party; provided that in no event shall any Agent Party have any liability to any Borrower, any Lender, the Issuing Agent or any other person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).
37.5Change of address, etc.
Each of the Global Coordinators, the Sustainability Coordinators, the Obligors, the Agent, the Swingline Agent and the Issuing Agent may change its address or fax for notices and other communications hereunder by notice to the other parties hereto. Each other Finance Party may change its address or fax for notices and other communications hereunder by notice to the Borrowers, the Agent, the Swingline Agent and the Issuing Agent. In addition, each Lender agrees to notify the Agent from time to time to ensure that the Agent has on record an effective address, contact name fax number and electronic mail address to which notices and other communications may be sent and accurate wire instructions for such Lender.
37.6Reliance by the Agent, the Swingline Agent, the Issuing Agent and the Lenders
The Agent, the Swingline Agent, the Issuing Agent and the Lenders shall be entitled to rely and act upon any notices (including telephonic Utilisation Requests) purportedly given by or on behalf of a Borrower even if (a) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (b) the terms thereof, as understood by the recipient, varied from any confirmation thereof. Each Borrower shall indemnify the Agent, the Swingline Agent, the Issuing Agent, each Lender and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such person on each notice purportedly given by or on behalf of a Borrower. All telephonic notices to and other telephonic communications with the Agent may be recorded by the Agent, and each of the parties hereto hereby consents to such recording.
37.7Use of websites
(a)Each Borrower may satisfy its obligation under this Agreement to deliver any information in relation to those Lenders (the "Website Lenders") who accept this method of communication by posting this information onto an electronic website designated by the Borrowers and the Agent (the "Designated Website") if:
(i)the Agent expressly agrees (after consultation with each of the Lenders) that it will accept communication of the information by this method;

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(ii)both the Borrowers and the Agent are aware of the address of and any relevant password specifications for the Designated Website; and
(iii)the information is in a format previously agreed between the Borrowers and the Agent.
If any Lender (a "Paper Form Lender") does not agree to the delivery of information electronically, then the Agent shall notify the Borrowers accordingly, and each Borrower shall at its own cost supply the information to the Agent (in sufficient copies for each Paper Form Lender) in paper form. In any event, each Borrower shall at its own cost supply the Agent with at least one copy in paper form of any information required to be provided by it.
(b)The Agent shall supply each Website Lender with the address of and any relevant password specifications for the Designated Website following designation of that website by the Borrowers and the Agent.
(c)The Borrowers shall promptly upon becoming aware of its occurrence notify the Agent if:
(i)the Designated Website cannot be accessed due to technical failure;
(ii)the password specifications for the Designated Website change;
(iii)any new information which is required to be provided under this Agreement is posted onto the Designated Website;
(iv)any existing information which has been provided under this Agreement and posted onto the Designated Website is amended; or
(v)the Borrowers become aware that the Designated Website or any information posted onto the Designated Website is or has been infected by any electronic virus or similar software.
If a Borrower notifies the Agent under paragraph (c)(i) or paragraph (c)(v) above, all information to be provided by a Borrower under this Agreement after the date of that notice shall be supplied in paper form unless and until the Agent and each Website Lender is satisfied that the circumstances giving rise to the notification are no longer continuing.
(d)Any Website Lender may request, through the Agent, one paper copy of any information required to be provided under this Agreement which is posted onto the Designated Website. Each Borrower shall at its own cost comply with any such request within ten (10) Business Days.
37.8English language
(a)Any notice given under or in connection with any Finance Document must be in English.
(b)All other documents provided under or in connection with any Finance Document must be:
(i)in English; or
(ii)if not in English and if so required by the Agent, accompanied by a certified English translation, and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

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38.CALCULATIONS AND CERTIFICATES
38.1Accounts
In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.
38.2Certificates and determinations
Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.
38.3Day count convention and interest calculations
(a)Any interest, commission or fee accruing under a Finance Document will accrue from day to day and the amount of any such interest, commission or fee is calculated:
(i)on the basis of the actual number of days elapsed and a year of three hundred and sixty (360) days (or, in any case where the practice in the Relevant Market differs, in accordance with that market practice); and
(ii)subject to paragraph (b) below, without rounding.
(b)The aggregate amount of any accrued interest, commission or fee which is, or becomes, payable by an Obligor under a Finance Document shall be rounded to two (2) decimal places.
39.TAX CHARACTERIZATION
Each party hereto agrees that, consistent with the specific terms of this Agreement, the loan relationships created hereby shall be treated as resulting in borrowings by and loans to the Borrowers for all US Tax purposes.
40.PARTIAL INVALIDITY
If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.
41.REMEDIES AND WAIVERS
No failure to exercise nor any delay in exercising, on the part of any Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

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42.AMENDMENTS AND WAIVERS
42.1Required consents
(a)Subject to Clause 42.2 (Exceptions), any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Borrowers, and any such amendment or waiver will be binding on all Parties.
(b)The Agent may effect on behalf of any Finance Party, any amendment or waiver permitted by this Clause 42.
(c)Each Obligor agrees to any such amendment or waiver permitted by this Clause 42 which is agreed to by the Borrowers. This includes any amendment or waiver which would, but for this paragraph (c), require the consent of all of the Guarantors.
42.2Exceptions
(a)An amendment or waiver that has the effect of changing or which relates to:
(i)the definition of "Change of Control" in Clause 1.1 (Definitions);
(ii)the definitions of "Majority Lenders" and “Super Majority Lenders” in Clause 1.1 (Definitions);
(iii)an extension to the date of payment of any amount under the Finance Documents;
(iv)a reduction in the Margin or a reduction in the amount of any payment of principal, interest, fees or commission payable;
(v)a change in currency of payment of any amount under the Finance Documents;
(vi)an increase in or an extension of any Commitment or the Total Facility Commitments, an extension of the Availability Period, or any requirement that a cancellation of Revolving Commitments reduces the Revolving Commitments of the Lenders rateably under the relevant Facility;
(vii)a change to the Borrowers or Guarantors other than in accordance with Clause 31 (Changes to the Obligors);
(viii)any provision which expressly requires the consent of all the Lenders;
(ix)Clause 2.2 (Finance Parties' rights and obligations), Clause 13 (Mandatory Prepayment), Clause 24 (Guarantee and Indemnity), Clause 30 (Changes to the Lenders), Clause 31.3 (Resignation of an Obligor), this Clause 42.2, Clause 46 (Governing Law) or Clause 47.1 (Jurisdiction of English courts), shall not be made without the prior consent of all the Lenders.
(b)An amendment or waiver which relates to the rights or obligations of the Agent, the Arranging Parties, the Swingline Agent, the Issuing Agent or a Hedging Bank may not be effected without the consent of the Agent, the Arranging Parties, the Swingline Agent, the Issuing Agent or such Hedging Bank.
(c)Any amendment or waiver that has the effect of changing or which relates to:
(i)other than as expressly permitted by the provisions of this Agreement, any release of any guarantee or indemnity; or

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(ii)any Security (or the nature or scope of the assets expressed to be subject to a Security Document) unless expressly permitted under this Agreement or relating to a sale or disposal of such asset where such sale or disposal is expressly permitted under this Agreement, in each case following the date on which it is created and perfected pursuant to the provision of this Agreement shall not be made without the consent of the Super Majority Lenders. For the avoidance of doubt any amendment or waiver of the provisions of Clause 28.22 (Security following Public Debt Ratings Decrease) and Clause 28.23 (Guarantor Threshold Test and Additional Guarantors) and to the Agreed Security Principles shall be governed by Clause 42.1 (Required consents).
42.3Replacement of Lender
(a)If at any time any Lender becomes a Non-Consenting Lender (as defined in paragraph (c) below) then the Parent may, on five (5) Business Days' prior written notice to the Agent and such Lender, replace such Lender by requiring such Lender to (and such Lender shall) transfer pursuant to Clause 30 (Changes to the Lenders) all (and not part only) of its rights and obligations under this Agreement to a Lender or other bank, financial institution, trust, fund or other entity (a "Replacement Lender") selected by the Parent, and which is acceptable to the Agent and (in the case of any transfer of a Revolving Facility Commitment or a participation in a Letter of Credit) the Issuing Agent and (in the case of any transfer of a US Dollar Swingline Commitment or a participation in a US Dollar Swingline Loan) the Swingline Agent, which confirms its willingness to assume and does assume all the obligations of the transferring Lender (including the assumption of the transferring Lender's participations on the same basis as the transferring Lender) for a purchase price in cash payable at the time of transfer equal to the outstanding principal amount of such Lender's participation in the outstanding Utilisations and all accrued interest or Letter of Credit fees, Break Costs and other amounts payable in relation thereto under the Finance Documents.
(b)The replacement of a Lender pursuant to this Clause 42.3 shall be subject to the following conditions:
(i)the Borrowers shall have no right to replace the Agent, the Swingline Agent or the Issuing Agent pursuant to this Clause 42.3;
(ii)neither the Agent nor the Non-Consenting Lender shall have any obligation to the Borrowers to find a Replacement Lender;
(iii)the replacement must take place no later than ninety (90) days after the date the Non-Consenting Lender notifies the Borrowers and the Agent of its failure or refusal to agree to any consent, waiver or amendment to the Finance Documents requested by the Borrowers;
(iv)in no event shall the Lender replaced under this paragraph (b) be required to pay or surrender to such Replacement Lender any of the fees received by such Lender pursuant to the Finance Documents; and
(v)the transferring Lender may only transfer its rights and obligations pursuant to this Clause 42.3 once it is satisfied that it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to such transfer.
(c)In the event that:
(i)the Borrowers or the Agent (at the request of the Borrowers) has requested the Lenders to consent to a waiver or amendment of any provisions of the Finance Documents;

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(ii)the waiver or amendment in question requires the consent of all the Lenders; and
(iii)Lenders whose Commitments aggregate more than eighty per cent. (80%) of the Total Facility Commitments (or, if the Total Facility Commitments have been reduced to zero, aggregated more than eighty per cent. (80%) of the Total Facility Commitments prior to that reduction) have consented to such waiver or amendment, then any Lender who does not and continues not to agree to such waiver or amendment shall be deemed a "Non-Consenting Lender".
42.4Disenfranchisement of Defaulting Lenders
(a)For so long as a Defaulting Lender has any Available Revolving Commitment, in ascertaining the Majority Lenders or whether any given percentage (including, for the avoidance of doubt, unanimity) of the Total Facility Commitments or Total Commitments has been obtained to approve any request for a consent, waiver, amendment or other vote under the Finance Documents, that Defaulting Lender's Commitments will be reduced by the amount of its Available Revolving Commitments.
(b)For the purposes of this Clause 42.4, the Agent may assume that the following Lenders are Defaulting Lenders:
(i)any Lender which has notified the Agent that it has become a Defaulting Lender;
(ii)any Lender in relation to which it is aware that any of the events or circumstances referred to in paragraphs (a), (b) or (c) of the definition of "Defaulting Lender" has occurred, unless it has received notice to the contrary from the Lender concerned (together with any supporting evidence reasonably requested by the Agent) or the Agent is otherwise aware that the Lender has ceased to be a Defaulting Lender.
42.5Replacement of a Defaulting Lender
(a)The Parent may, at any time a Lender has become and continues to be a Defaulting Lender, by giving five (5) Business Days' prior written notice to the Agent and such Lender:
(i)replace such Lender by requiring such Lender to (and such Lender shall) transfer pursuant to Clause 30 (Changes to the Lenders) all (and not part only) of its rights and obligations under this Agreement;
(ii)require such Lender to (and such Lender shall) transfer pursuant to Clause 30 (Changes to the Lenders) all (and not part only) of the undrawn Commitment of the Lender; or
(iii)require such Lender to (and such Lender shall) transfer pursuant to Clause 30 (Changes to the Lenders) all (and not part only) of its rights and obligations in respect of the Facility, to a Lender or a Replacement Lender selected by the Parent, and which (unless the Agent is an Impaired Agent) is acceptable to the Agent (acting reasonably) and (in the case of any transfer of a Revolving Facility Commitment or a participation in a Letter of Credit) to the Issuing Agent, which confirms its willingness to assume and does assume all the obligations of the transferring Lender (including the

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assumption of the transferring Lender's participations in Loans or Letters of Credit (as the case may be) on the same basis as the transferring Lender).
(b)Any transfer of rights and obligations of a Defaulting Lender pursuant to this Clause 42.5 shall be subject to the following conditions:
(i)the Borrowers shall have no right to replace the Agent pursuant to this Clause 42.5;
(ii)neither the Agent nor the Defaulting Lender shall have any obligation to the Parent to find a Replacement Lender;
(iii)the transfer must take place no later than ninety (90) days after the notice referred to in paragraph (a) above;
(iv)in no event shall the Defaulting Lender be required to pay or surrender to the Replacement Lender any of the fees received by the Defaulting Lender pursuant to the Finance Documents; and
(v)the transferring Lender may only transfer its rights and obligations pursuant to this Clause 42.5 once it is satisfied that it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to such transfer.
42.6Amendment to correct manifest error
The Agent may (without receiving any instructions from the Majority Lenders) agree with the Borrowers any amendment to or the modification of the provisions of any Finance Document or any schedule or annex thereto, which is necessary to correct a manifest error.
42.7Release of Security
(a)The Finance Parties shall procure that if an Obligor or a Material Subsidiary has created Security over any of its assets (other than shares) in favour of any of the Finance Parties, which assets subsequently become the subject of a Permitted Disposal or any other disposal approved by the Majority Lenders to a person which is not a member of the Group the Finance Parties which are the beneficiaries of such Security will, at the cost and request of the Parent (to the extent that such cost is duly documented), release the Security promptly following the Parent's request.
(b)The release of the Security referred to in paragraph (a) above shall not become effective until the date of that Permitted Disposal or such earlier date agreed between the Agent and the Parent.
(c)The Finance Parties shall further procure that if at any time any two Public Debt Ratings are equal to or higher than BBB-/Baa3 (in each case with a stable outlook), the Finance Parties which are the beneficiaries of such Security will, at the cost and request of the Parent (to the extent that such cost is duly documented), release the Security promptly following the Parent's request.
(d)The Finance Parties shall further procure that the Finance Parties which are the beneficiaries of Security in accounts receivable under contracts for the supply of goods and services to customers of Material Subsidiaries will, at the cost and request of the Parent (to the extent that such cost is duly documented), release such Security promptly following the request by the Parent.

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42.8Changes to Reference Rate
(a)Subject to Clause 15 (Rate Switch, Published Rate Material Change and Interest), paragraph (b) of Clause 42.2 (Exceptions) and Clause 42.9 (Borrowers' conditional right to terminate this Agreement early), if a Published Rate Replacement Event or a Published Rate Material Change, as the case may be, has occurred in relation to any Published Rate for a currency which can be selected for a Loan, any amendment or waiver which relates to:
(i)providing for the use of a Replacement Reference Rate or a Revised Published Rate, as the case may be, in relation to the relevant currency in place of (or in addition to) the affected Published Rate; and
(ii)
(A)aligning any provision of any Finance Document to the use of such Replacement Reference Rate or such Revised Published Rate, as the case may be;
(B)enabling such Replacement Reference Rate or such Revised Published Rate, as the case may be, to be used for the calculation of interest under this Agreement (including any consequential changes required to enable such Replacement Reference Rate or such Revised Published Rate, as the case may be, to be used for the purposes of this Agreement);
(C)implementing market conventions applicable to such Replacement Reference Rate or such Revised Published Rate, as the case may be;
(D)providing for appropriate fallback (and market disruption) provisions for such Replacement Reference Rate or such Revised Published Rate, as the case may be; or
(E)adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of such Replacement Reference Rate or such Revised Published Rate, as the case may be (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of such designation, nomination or recommendation), may be made with the consent of the Agent (acting on the instructions of the Majority Lenders) and the Parent.
(b)The Agent shall promptly, and in any case within thirty (30) days, notify the Parent, the relevant Borrower(s) and the Lenders of the occurrence of a Rate Cessation Event Switch Date relating to an RFR.
(c)An amendment or waiver that relates to, or has the effect of, aligning the means of calculation of interest on a Compounded Rate Loan in any currency under this Agreement to any recommendation of a Relevant Nominating Body which:
(i)relates to the use of the RFR for that currency on a compounded basis in the international or any relevant domestic syndicated loan markets; and
(ii)is issued on or after the Signing Date,
may be made with the consent of the Agent (acting on the instructions of the Majority Lenders) and the Parent.

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(d)If any Lender fails to respond to a request for an amendment or waiver described in paragraph (a) or paragraph (c) above within twenty (20) Business Days (or such longer time period in relation to any request which the Parent and the Agent may agree) of that request being made:
(i)its Commitment(s) shall not be included for the purpose of calculating the Total Facility Commitments under the relevant Facility or Facilities when ascertaining whether any relevant percentage of Total Facility Commitments has been obtained to approve that request; and
(ii)its status as a Lender shall be disregarded for the purpose of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve that request.
(e)In this Clause 42.8:
"Published Rate" means:
(i)the Alternative Term Rate for any Quoted Tenor;
(ii)the Primary Term Rate for any Quoted Tenor; or
(iii)an RFR.
"Published Rate Replacement Event" means, in relation to a Published Rate:
(a)
(i)
(A)the administrator of such Published Rate or its supervisor publicly announces that such administrator is insolvent or that its authorisation or recognition has been withdrawn or suspended; or
(B)information is published in any order, decree, notice, petition or filing, however described, of or filed with a court, tribunal, exchange, regulatory authority or similar administrative, regulatory or judicial body which reasonably confirms that the administrator of such Published Rate is insolvent, provided that, in each case, at that time, there is no successor administrator to continue to provide such Published Rate;
(ii)the administrator of such Published Rate publicly announces that it has ceased or will cease to provide such Published Rate permanently or indefinitely and, at that time, there is no successor administrator to continue to provide such Published Rate;
(iii)the supervisor of the administrator of such Published Rate publicly announces that such Published Rate has been or will be permanently or indefinitely discontinued; or
(iv)the administrator of such Published Rate or its supervisor announces that such Published Rate may no longer be used; or
(v)in the case of the Primary Term Rate for any Quoted Tenor for Euro, the supervisor of the administrator of such Primary Term Rate makes a public announcement or publishes information

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stating that such Primary Term Rate for that Quoted Tenor is no longer, or as of a specified future date will no longer be, representative of the underlying market or economic reality that it is intended to measure and that representativeness will not be restored (as determined by such supervisor); or
(b)the administrator of such Published Rate (or the administrator of an interest rate which is a constituent element of such Published Rate) determines that such Published Rate should be calculated in accordance with its reduced submissions or other contingency or fallback policies or arrangements and either:
(i)the circumstance(s) or event(s) leading to such determination are not (in the opinion of the Majority Lenders and the Parent) temporary; or
(ii)such Published Rate is calculated in accordance with any such policy or arrangement for a period no less than the period specified as the "Published Rate Contingency Period" in the Reference Rate Terms relating to such Published Rate; or
(c)in the opinion of the Majority Lenders and the Parent, such Published Rate is otherwise no longer appropriate for the purposes of calculating interest under this Agreement.
"Relevant Nominating Body" means any applicable central bank, regulator or other supervisory authority or a group of them, or any working group or committee sponsored or chaired by, or constituted at the request of, any of them or the Financial Stability Board.
"Replacement Reference Rate" means a Reference Rate which is:
(a)formally designated, nominated or recommended as the replacement for a Published Rate:
(i)by the administrator of such Published Rate (provided that the market or economic reality that such Reference Rate measures is the same as that measured by such Published Rate);
(ii)by any Relevant Nominating Body; or
(iii)pursuant to any applicable law,
and if replacements have, at the relevant time, been formally designated, nominated or recommended under both sub-paragraphs (i) and (ii), the "Replacement Reference Rate" will be the replacement under sub-paragraph  (ii) above;
(b)in the opinion of the Majority Lenders and the Parent, generally accepted in the international or any relevant domestic syndicated loan markets as the appropriate successor to a Published Rate; or
(c)in the opinion of the Majority Lender and the Parent, an appropriate successor to a Published Rate.
42.9Borrowers' conditional right to terminate this Agreement early
(a)This Clause 42.9 shall apply only upon and from the date on which all of the following conditions are satisfied:

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(i)a Termination Right Event has occurred;
(ii)a Borrower is or has become entitled to exercise under the laws of the Republic of Italy a right to terminate its rights and obligations under this Agreement prior to the stated maturity of the relevant Facility which is substantially equivalent to the right granted under this Clause 42.9; and
(iii)the Agent has delivered a Termination Right Notice to such Borrower within thirty (30) days of the occurrence of a Termination Right Event.
(b)If all of the conditions specified in paragraph (a) above are satisfied, then this Clause 42.9 shall apply notwithstanding any provision to the contrary in this Agreement.
(c)A Termination Right Notice must:
(i)specify the Termination Right Event that has occurred;
(ii)in the case of the occurrence of a Published Rate Material Change Switch Date, specify that, if the relevant Borrower does not deliver a Termination Notice to the Agent during the Termination Period, then sub-paragraph (g)(ii) of this Clause 42.9 shall apply.
(iii)in the case of the occurrence of a Rate Cessation Event Switch Date, specify that, if the relevant Borrower does not deliver a Termination Notice to the Agent during the Termination Period, then sub-paragraph (g)(ii) of this Clause 42.9 shall apply; and
(iv)inform the relevant Borrower that it shall have the right (subject as provided in this Clause 42.9) to terminate this Agreement at no additional cost to it by delivery to the Agent of a Termination Notice.
(d)If a Termination Notice is delivered to the Agent:
(i)all available Facilities shall be cancelled forthwith; and
(ii)subject to the provisions of this Clause 42.9, this Agreement and the rights and obligations of the Parties under it shall terminate on the actual date of repayment in full of the Loans under paragraph (h) following the Termination Period End Date.
(e)The Agent shall notify the Lenders promptly upon receipt of a Termination Notice.
(f)During the Termination Period (and for so long as any amount is outstanding by the relevant Borrower under this Agreement between the Termination Period End Date and the actual date of repayment in full of the Loans under paragraph (h) below) each Loan that is:
(i)a Term Rate Loan shall continue to be a Term Rate Loan and Clause 15.7 (Calculation of interest – Term Rate Loans) shall continue to apply to each such Term Rate Loan without variation to the method of calculation of interest (and taking into account, where necessary, the last available quotation of the Term Reference Rate); and
(ii)a Compounded Rate Loan shall continue to be a Compounded Rate Loan and Clause 15.8 (Calculation of interest – Compounded Rate Loans) shall continue to apply to each such Compounded Rate Loan without variation to the method of calculation of interest (and taking into account, where necessary, the last available quotation of the Compounded Reference Rate).

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(g)If, following the delivery to the relevant Borrower of a Termination Right Notice, no Termination Notice is delivered to the Agent during the Termination Period, then, on and from the first day following the relevant Termination Period End Date:
(i)in the case of the occurrence of a Published Rate Material Change Switch Date:
(A)in the case of a Term Rate Loan, the relevant Revised Published Rate will replace the applicable Primary Term Rate under paragraph (a) of the definition of "Term Reference Rate" in respect of such Term Rate Loan; and
(B)in the case of a Compounded Rate Loan, the relevant Revised Published Rate will replace the applicable RFR for the purposes of the definition of "Compounded Reference Rate" in respect of such Compounded Rate Loan; and
(ii)in the case of the occurrence of a Rate Cessation Event Switch Date:
(A)in relation to a Primary Term Rate:
(1)the Compounded Reference Rate will replace the Term Reference Rate for the calculation of interest under this Agreement; and
(2)any Loan or Unpaid Sum shall be a "Compounded Rate Loan" and Clause 15.8 (Calculation of interest – Compounded Rate Loans) shall apply to each Loan or Unpaid Sum; or
(B)in relation to an RFR, the relevant Replacement Reference Rate will replace such RFR for the purposes of the definition of "Compounded Reference Rate" in respect of such Compounded Rate Loan.
(h)The relevant Borrower shall repay all Loans in full on the date falling two (2) Business Days following the Termination Period End Date, together with accrued interest and all other amounts accrued or outstanding under the Finance Documents up to (and including) the actual date of repayment.
(i)The termination of the obligations (and rights) of the relevant Borrower under this Agreement pursuant to this Clause 42.9 shall be at no additional cost to such Borrower but shall be without prejudice to the respective rights of the Parties accrued and not discharged in full under the Finance Documents to which they are respectively a party.
(j)In this Clause 42.9:
(i)a reference to "termination" shall be deemed to include a reference to (A) a recesso unilaterale (unilateral withdrawal) for the purposes of Article 1373 (Recesso unilaterale) of the Italian Civil Code and (B) a "recesso" (withdrawal) for the purposes of Article 118-bis of Italian Legislative Decree No. 385 dated 1 September 1993, and "terminate" shall be construed accordingly;
(ii)"Rate Cessation Event Switch Date" means the occurrence of:
(A)in relation to a Primary Term Rate, the Rate Switch Date; or

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(B)in relation to an RFR, the date on which the applicable RFR for the relevant Quoted Tenor (1) ceases to be published or otherwise becomes unavailable or (2) ceases to be representative of the underlying market and the economic reality that it is intended to measure (as determined by the supervisor of the administrator of such RFR), as the case may be;
(iii)"Termination Notice" means a written notice from the relevant Borrower to the Agent delivered during the Termination Period indicating that such Borrower wishes to terminate its rights and obligations under this Agreement;
(iv)"Termination Period" means the period commencing on (and including) the relevant Termination Period Commencement Date and ending on (and including) the Termination Period End Date;
(v)"Termination Period Commencement Date" means the date on which the Agent delivers a Termination Right Notice to the relevant Borrower;
(vi)"Termination Period End Date" means the date falling two (2) months after the relevant Termination Period Commencement Date;
(vii)"Termination Right Event" means the occurrence of a Published Rate Material Change Switch Date or a Rate Cessation Event Switch Date; and
(viii)"Termination Right Notice" means a written notice from the Agent to the Borrower that a Termination Right Event has occurred.
43.NEGOTIATED AGREEMENT
For the purposes of the transparency rules set forth in the CICR Resolution of 4 March 2003 and by the Disposizioni sulla trasparenza delle operazioni e dei servizi bancari e finanziari issued by the Bank of Italy on 20 June 2012 and published in the Italian Official Gazette on 30 June 2012, the Parties hereby acknowledge and confirm that this Agreement (and each of the provisions hereof) has been specifically negotiated with the support of legal advisors on each side.
44.CONFIDENTIALITY
44.1Confidential Information
Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 44.2 (Disclosure of Confidential Information) and Clause 30.10 (Disclosure to numbering service providers), and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.
44.2Disclosure of Confidential Information
Any Finance Party may disclose:
(a)to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisors, auditors, partners and Representatives such Confidential Information as such Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is

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otherwise bound by requirements of confidentiality in relation to the Confidential Information;
(b)to any person:
(i)to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents and to any of that person's Affiliates, Related Funds, Representatives and professional advisors;
(ii)with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, any securitisation (or similar transaction of broadly equivalent economic effect), or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents or one or more Obligors and to any of that person's Affiliates, Related Funds, Representatives and professional advisors;
(iii)appointed by any Finance Party or by a person to whom paragraph (b)(i) or (ii) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf;
(iv)who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraph (b)(i) or (b)(ii) above;
(v)to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;
(vi)to whom or for whose benefit such Finance Party charges, assigns or otherwise creates Security (or may do so) pursuant to Clause 30.8 (Security over Lenders' rights);
(vii)to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;
(viii)who is a Party; or
(ix)with the consent of the Parent;
in each case, such Confidential Information as such Finance Party shall consider appropriate if:
(A)in relation to paragraphs (b)(i), (b)(ii) and (b)(iii) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional advisor and is subject to professional obligations to maintain the confidentiality of the Confidential Information;
(B)in relation to paragraph (b)(iv) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

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(C)in relation to paragraphs (b)(v), (b)(vi) and (b)(vii) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of such Finance Party, it is not practicable so to do in the circumstances;
(c)to any person appointed by such Finance Party or by a person to whom paragraph (b)(i) or (b)(ii) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Parent and the relevant Finance Party;
(d)to any rating agency (including its professional advisors) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents or the Obligors if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information;
(e)to any insurer (including its professional advisors) such Confidential Information as required to be disclosed to enable it to carry out its normal insurance activities in relation to the Finance Documents, the Obligors or its assets if the insurer is informed of its confidential nature; and
(f)to any Sanctions Authority.
44.3Continuing obligations
The obligations in this Clause 44 are continuing and, in particular, shall survive and remain binding on each Finance Party for a period of one (1) year from the earlier of:
(a)the date on which all amounts payable by the Obligors under or in connection with this Agreement have been paid in full and all Commitments have been cancelled or otherwise cease to be available; and
(b)the date on which such Finance Party otherwise ceases to be a Finance Party.
44.4Whistleblowing
For the avoidance of doubt, nothing herein prohibits any individual from communicating or disclosing information regarding suspected violations of laws, rules, or regulations to a governmental, regulatory, or self-regulatory authority without any notification to any person.
45.COUNTERPARTS
Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

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46.GOVERNING LAW
This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.
47.ENFORCEMENT
47.1Jurisdiction of English courts
(a)The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement or any non-contractual obligations arising out of or in connection with this Agreement) (a "Dispute").
(b)The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes, and, accordingly, no Party will argue to the contrary.
(c)Notwithstanding paragraphs (a) and (b) above, no Finance Party nor Hedging Bank shall be prevented from taking proceedings relating to a Dispute in any other courts within either a member state of the European Union or any state that is party to the Lugano II Convention and which in each case have jurisdiction pursuant to the provisions of Chapter II, Sections 1 and 2 of the Brussels I Regulation (recast) or pursuant to the provisions of Title II, Sections 1 and 2 of the Lugano II Convention. To the extent allowed by law, the Finance Parties and Hedging Banks may take concurrent proceedings in any number of the jurisdictions identified in this Clause 47.1 that are competent to hear those proceedings.
(d)Each Obligor agrees not to claim and hereby irrevocably waives any immunity from legal process in connection with a Finance Document under any law of any applicable jurisdiction which it is entitled to claim or which may be attributed to it in respect of itself or its assets to the fullest extent permitted by the laws of such jurisdiction.
(e)In this Clause 47:
(i)"Brussels I Regulation (recast)" means EU Regulation (1215/2012) on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters (recast);
(ii)"Lugano II Convention" means the Convention on Jurisdiction and the Recognition and Enforcement.
47.2Service of process
(a)Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated under the laws of England and Wales):
(i)irrevocably appoints the Parent of Eldon House, Fifth Floor, 2 and 3 Eldon Street, London EC2M 7LS, England, as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document (and the Parent by its execution of this Agreement accepts such appointment); and
(ii)agrees that failure by an agent for service of process to notify the relevant Obligor of the process will not invalidate the proceedings concerned.
(b)If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Parent (on behalf of all the Obligors)

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must immediately (and in any event within fifteen (15) days of such events taking place) appoint another agent on terms acceptable to the Agent. Failing this, the Agent may appoint another agent for this purpose.
47.3Waiver of Jury Trial
EACH PARTY HERETO HEREBY WAIVES ANY RIGHT IT MAY HAVE TO A JURY TRIAL IN RESPECT OF ANY LITIGATION IN ANY UNITED STATES FEDERAL OR STATE COURT DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER FINANCE DOCUMENTS OR ANY DEALINGS BETWEEN THE PARTIES RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT OR THE LENDER/BORROWER/GUARANTOR RELATIONSHIP. Each party hereto hereby acknowledges that this waiver is a material inducement to enter into a business relationship, it has relied on this waiver in entering into this Agreement, and it will continue to rely on this waiver in related future dealings. Each party hereto hereby further warrants and represents that it has reviewed this waiver with its legal counsel and it knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. THIS WAIVER IS IRREVOCABLE AND MAY NOT BE MODIFIED OTHER THAN BY A WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS CLAUSE 47.3 AND EXECUTED BY EACH OF THE PARTIES HERETO. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.
48.CONTRACTUAL RECOGNITION OF BAIL-IN
Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:
(a)any Bail-In Action in relation to any such liability, including:
(i)a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;
(ii)a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and
(iii)a cancellation of any such liability; and
(b)a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.
In this Clause 48:
"Article 55 BRRD" means Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.
"Bail-In Action" means the exercise of any Write-down and Conversion Powers.
"Bail-In Legislation" means:
(a)in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time;

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(b)in relation to the United Kingdom, the UK Bail-In Legislation; and
(c)in relation to any state other than such an EEA Member Country and the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write down and Conversion Powers contained in that law or regulation.
"EEA Member Country" means any member state of the European Union, Iceland, Liechtenstein and Norway.
"EU Bail-In Legislation Schedule" means the document described as such and published by the Loan Market Association (or any successor person) from time to time.
"Resolution Authority" means any body which has authority to exercise any Write-down and Conversion Powers.
"UK Bail-In Legislation" means Part I of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).
"Write-down and Conversion Powers" means:
(d)in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;
(e)in relation to the UK Bail-In Legislation, any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which such liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers; and
(f)in relation to any other applicable Bail-In Legislation:
(i)any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which such liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and
(ii)ay similar or analogous powers under that Bail-In Legislation.
49.ACKNOWLEDGEMENT REGARDING ANY SUPPORTED QFCS
To the extent that the Finance Documents provide support, through a guarantee or otherwise, for any Hedging Document or other derivative transaction or any other agreement or instrument that is a QFC (such support, "QFC Credit Support", and each such QFC, a "Supported QFC"), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal

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Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the "U.S. Special Resolution Regimes") in respect of such Supported QFC and QFC Credit Support:
(a)in the event a Covered Entity that is party to a Supported QFC (each, a "Covered Party") becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Finance Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Finance Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.
(b)In this Clause 49:
"BHC Act Affiliate" of a party means an "affiliate" (as such term is defined under, and interpreted in accordance with, 12 U.S.C. § 1841(k)) of such party.
"Covered Entity" means any of the following: (i) a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).
"Default Right" has the meaning given to it in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.
"QFC" has the meaning given to the term "qualified financial contract" in, and shall be interpreted in accordance with, 12 U.S.C. § 5390(c)(8)(D).
This Agreement has been entered into on the date stated at the beginning of this Agreement.

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Schedule 1
THE PARTIES
Part I
THE ORIGINAL OBLIGORS

Name of the Original Borrowers	Registration number (or equivalent, if any) and Jurisdiction of Incorporation	Applicable Facility
Brightstar Lottery PLC	9127533, England and Wales	Revolving Facility A and Revolving Facility B
Brightstar Global Solutions Corporation	090517, Delaware, USA	Revolving Facility A
Brightstar Lottery Holdings B.V.	80313566, The Netherlands	Revolving Facility A and Revolving Facility B
Brightstar Lottery S.p.A.	13044331000, Italy	Revolving Facility B

Name of the Original Guarantors	Registration number (or equivalent, if any) and Jurisdiction of Incorporation
Brightstar Lottery PLC	9127533, England and Wales
Brightstar Global Solutions Corporation	090517, Delaware, USA
Brightstar Lottery Foreign Holdings Corporation	2282368, Delaware, USA
Brightstar Lottery Holdings B.V.	80313566, The Netherlands
Brightstar Lottery S.p.A.	13044331000, Italy

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Part II
THE ORIGINAL LENDERS
(A)Revolving Facility A

Name of Original Lender	Revolving Facility A Commitment US$	Treaty Passport Scheme Reference Number	Jurisdiction of Tax Residence
Banco Santander, S.A.	40,000,000	009/S/267974/DTTP	Spain
Bank of America Europe DAC	32,500,000	12/B/374541/DTTP	Ireland
Barclays Bank Ireland PLC	78,500,000	12/B/306094/DTTP	Ireland
Fifth Third Bank, National Association	114,000,000	13/U/213661/DTTP	USA
JPMorgan Chase Bank, N.A., London Branch	114,000,000	13/M/0268710/DTTP	USA
KeyBank National Association	78,500,000	13/K/216374/DTTP	USA
Scotiabank (Ireland) Designated Activity Company	114,000,000	12/S/71066/DTTP	Ireland
Wells Fargo Bank, National Association	78,500,000	13/W/61173/DTTP	USA
Total	650,000,000

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(B)Revolving Facility B

Name of the Original Lender	Revolving Facility B Commitment EUR	Treaty Passport Scheme Reference Number	Jurisdiction of Tax Residence
Banco BPM S.p.A.	97,500,000	41/B/373431/DTTP	Italy
Banco Santander, S.A.	62,000,000	009/S/267974/DTTP	Spain
Bank of America Europe DAC	72,000,000	12/B/374541/DTTP	Ireland
BNP Paribas, Italian Branch	97,500,000	5/B/255139/DTTP	France
BPER Banca S.p.A.	68,500,000	N/A	Italy
Crédit Agricole Corporate and Investment Bank, Milan Branch	97,500,000	005/C/0222082/DTTP	France, but subject to tax in Italy, under the art. 152 TUIR, for the incomes here realized
Deutsche Bank Luxembourg S.A.	68,500,000	48/D/72718/DTTP	Luxembourg
ING Bank N.V., Milan Branch	97,500,000	1/I/70193/DTTP	Italy
Intesa Sanpaolo S.p.A.	144,000,000	41/I/370506/DTTP	Italy
Mediobanca International (Luxembourg) S.A.	97,500,000	48/M/315419/DTTP	Luxembourg
UniCredit Bank GmbH, New York Branch	97,500,000	7/U/237605/DTTP	DE
Total	1,000,000,000

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Part III
THE US DOLLAR SWINGLINE ORIGINAL LENDERS

Name of the US Dollar Swingline Original Lender	US Dollar Swingline Commitment	Treaty Passport Scheme Reference Number (if applicable)	Jurisdiction of Tax Residence
Bank of America, N.A.	25,000,000	13/B/7418/DTTP	USA
Barclays Bank Ireland PLC	16,000,000	12/B/306094/DTTP	Ireland
JPMorgan Chase Bank, N.A.	25,000,000	13/M/0268710/DTTP	USA
KeyBank National Association	16,000,000	13/K/216374/DTTP	USA
Wells Fargo Bank, National Association	16,000,000	13/W/61173/DTTP	USA
Total	98,000,000

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Part IV
THE BOOKRUNNERS AND MANDATED LEAD ARRANGERS

BANCO BPM S.P.A.

BANCO SANTANDER, S.A.

BANK OF AMERICA EUROPE DAC

BNP PARIBAS, ITALIAN BRANCH

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK, MILAN BRANCH

FIFTH THIRD BANK, NATIONAL ASSOCIATION

ING BANK N.V., MILAN BRANCH

INTESA SANPAOLO S.P.A.

J.P. MORGAN SE

MEDIOBANCA INTERNATIONAL (LUXEMBOURG) S.A.

SCOTIABANK (IRELAND) DESIGNATED ACTIVITY COMPANY

UNICREDIT BANK GMBH, NEW YORK BRANCH

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Part V
THE MANDATED LEAD ARRANGERS

BARCLAYS BANK IRELAND PLC

BPER BANCA S.P.A.

DEUTSCHE BANK LUXEMBOURG S.A.

KEYBANK NATIONAL ASSOCIATION

WELLS FARGO BANK, NATIONAL ASSOCIATION

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Part VI
THE MATERIAL SUBSIDIARIES
•As at the Signing Date:
•- Brightstar Global Solutions Corporation
•- Brightstar Lottery S.p.A.
•- Lotterie Nazionali S.r.l.
•- Lottoitalia S.r.l.

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Schedule 2
CONDITIONS PRECEDENT
Part I
CONDITIONS PRECEDENT TO INITIAL UTILISATION
1.The Obligors
(a)A certificate of an authorised signatory of each Obligor confirming that securing, borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any securing, borrowing, guaranteeing or similar limit binding on such Obligor to be exceeded.
(b)A certificate of an authorised signatory of each Obligor certifying that each copy document relating to it specified in this Part I and Part III of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the Signing Date.
2.US conditions precedent
In the case of an Obligor which is a US Obligor:
(a)copy of the constitutional documents (including any amendments thereof) filed with the appropriate governmental authority in its jurisdiction of organisation and certified by such authority;
(b)a certificate as to existence and good standing from the appropriate governmental authority in its jurisdiction of organisation; and
(c)a solvency certificate signed by the chief financial officer or chief accounting officer in form and substance satisfactory to the Agent.
3.Legal opinions
The following legal opinions, in each case addressed to, and capable of being relied on by the Finance Parties:
(a)a legal opinion of Clifford Chance LLP, legal advisers to the Obligors as to English law as to due incorporation and capacities, powers and authority to enter into the Finance Documents in the form distributed to the Lenders prior to signing of this Agreement;
(b)a legal opinion of Clifford Chance Società tra Avvocati S.r.l., legal advisers to the Obligors as to Italian law as to due incorporation and capacities, powers and authority to enter into the Finance Documents in the form distributed to the Lenders prior to signing of this Agreement;
(c)a legal opinion of Clifford Chance US LLP as advisors to the Obligors as to the laws of Delaware as to due incorporation and capacities, powers and authority to enter into the Finance Documents and legal, valid, binding and enforceable obligations, in the form distributed to the Lenders prior to signing of this Agreement;
(d)a legal opinion of Clifford Chance Amsterdam as advisors to the Obligors as to the laws of The Netherlands as to due incorporation and capacities, powers and authority to enter into the Finance Documents and legal, valid, binding and enforceable obligations, in the form distributed to the Lenders prior to signing of this Agreement;
(e)a legal opinion of Chiomenti, legal advisers to the Arranging Parties and the Agent as to English law, substantially in the form distributed to the Lenders prior to signing this Agreement; and

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(f)a legal opinion of Chiomenti, legal advisers to the Arranging Parties and the Agent as to Italian law, substantially in the form distributed to the Lenders prior to signing this Agreement.
4.Other documents and evidence
(a)The Original Financial Statements.
(b)Evidence that the fees, costs and expenses then due from the Parent and the other Borrowers pursuant to Clause 18 (Fees) and Clause 23 (Costs and Expenses) of this Agreement have been paid or will be paid by the first Utilisation Date.
(c)Evidence (by way of irrevocable notices and payment instructions) that:
(i)the Existing Dutch Term Loan Facilities have been or will be repaid in full on the first Utilisation Date with the proceeds of the Facilities; and
(ii)the Existing Revolving Credit Facilities have been or will be cancelled in full on the first Utilisation Date.
(d)Evidence that the Existing Security (other than any Security described in Part I (Common Transaction Security), paragraph 6 of Schedule 6 of the Intercreditor Agreement, being the Brazilian law Security over an intercompany loan) have been extended or confirmed in favour of the Finance Parties.
(e)Evidence that this Agreement has been designated as a "Credit Facility Agreement" by the Parent by written notice to each Creditor Representative and the Common Security Agent (each as defined in the Intercreditor Agreement) prior to the Signing Date confirming that the entry into this Agreement and incurrence of Liabilities (as defined in the Intercreditor Agreement) in connection hereunder will not breach the terms of any existing Credit Facility Documents or Senior Secured Notes Documents (each as defined in the Intercreditor Agreement).

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Part II
CONDITIONS PRECEDENT TO BE DELIVERED
BY ADDITIONAL OBLIGORS
1.An Accession Letter, duly executed by the Additional Obligor and the Borrowers.
2.A copy of the constitutional documents of the Additional Obligor.
3.A copy of a resolution of the board of directors of the Additional Obligor:
(a)approving the terms of, and the transactions contemplated by, the Accession Letter and the Finance Documents and resolving that it execute the Accession Letter;
(b)authorising a specified person or persons to execute the Accession Letter on its behalf; and
(c)authorising a specified person or persons, on its behalf, to sign or despatch all other documents and notices (including, in relation to an Additional Borrower, any Utilisation Request) to be signed or despatched by it under or in connection with the Finance Documents.
4.A specimen of the signature of each person authorised by the resolution referred to in paragraph 3 above.
5.If required by applicable law, a copy of a resolution signed by all the holders of the issued shares of the Additional Guarantor, approving the terms of, and the transactions contemplated by, the Finance Documents to which the Additional Guarantor is a party.
6.A certificate of the Additional Obligor (signed by a director (or an officer if the Additional Obligor is a US Obligor)) confirming that borrowing or guaranteeing, as appropriate, the Total Facility Commitments would not cause any borrowing, guaranteeing or similar limit binding on it to be exceeded.
7.A certificate of an authorised signatory of the Additional Obligor certifying that each copy document listed in this Part II of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of the Accession Letter.
8.A copy of any other Authorisation or other document, opinion or assurance which the Agent considers to be necessary or desirable in connection with the entry into and performance of the transactions contemplated by the Accession Letter or for the validity and enforceability of any Finance Document.
9.If available, the latest audited financial statements of the Additional Obligor.
10.A legal opinion of legal advisors to the Global Coordinators and the Agent in England.
11.If the Additional Obligor is incorporated under the laws of a jurisdiction other than England and Wales, a legal opinion of the legal advisors to the Agent in the jurisdiction under the laws of which the Additional Obligor is incorporated.
12.A legal opinion of from Clifford Chance LLP or other reputable counsel to the relevant Additional Obligor as advisors to the Obligors as to the laws of the jurisdiction of incorporation of the proposed Additional Obligors in relation to due incorporation and capacities, powers and authority to enter into the Finance Documents.
13.If the proposed Additional Obligor is incorporated under the laws of a jurisdiction other than England and Wales, evidence that the process agent specified in Clause 47.2 (Service of process), if not an Obligor, has accepted its appointment in relation to the proposed Additional Obligor.

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14.If the proposed Additional Obligor is a US Obligor:
(a)a solvency certificate signed by the chief financial officer or chief accounting officer of such Obligor in form and substance satisfactory to the Agent and its counsel; and
(b)a certificate as to the existence and good standing of such US Obligor from the appropriate governmental authorities in such US Obligor's jurisdiction of organisation.
15.Confirmation by all Lenders to the Agent that they have received any information and any other evidence reasonably requested by any Lender required in order to comply with "know your customer" or anti-money laundering requirements under applicable laws.

Part III

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Part IV
Part VCONDITIONS PRECEDENT TO SIGNING
1.A copy of the constitutional documents of each Obligor.
2.A copy of a resolution of the board of directors or, if applicable, equivalent body of each Obligor:
(a)approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;
(b)authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf;
(c)authorising a specified person or persons, on its behalf, to sign or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed or despatched by it under or in connection with the Finance Documents to which it is a party; and
(d)in the case of an Obligor other than the Parent, authorising the Parent to act as its agent in connection with the Finance Documents.
3.A specimen of the signature of each person authorised by the resolution referred to in paragraph (2) above executing the Finance Documents.
4.Confirmation by all Lenders to the Agent that they have received any information and any other evidence reasonably requested by any Lender prior to the Signing Date required in order to comply with "know your customer" or anti-money laundering requirements under applicable laws.
5.Evidence that:
(a)an irrevocable Utilisation Request for an amount at least equal to that necessary for the prepayment or repayment in full of the Existing Dutch Term Loan Facilities has been submitted to the Agent, with the proposed Utilisation Date being the prepayment date or repayment date set out in the notice contemplated by paragraph (b) below;
(b)an irrevocable notice of cancellation and prepayment or repayment in full of the Existing Dutch Term Loan Facilities pursuant to Clause 7.2 and Clause 7.3 of the Senior Facilities Agreement for the Existing Dutch Term Loan Facilities has been submitted to Mediobanca – Banca di Credito Finanziario S.p.A. as agent thereunder, providing for a cancellation and repayment date being no later than five (5) Business Days following the Signing Date; and
(c)an irrevocable notice of cancellation in full of the Existing Revolving Credit Facilities pursuant to Clause 12.3 of the Senior Facilities Agreement for the Existing Revolving Credit Facilities has been submitted to Mediobanca – Banca di Credito Finanziario S.p.A. as agent thereunder, with the proposed cancellation date being the repayment date set out in the notice of paragraph 5(b) above.

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Schedule 3
REQUESTS
Part I
UTILISATION REQUEST LOANS
From:    [Borrower]
To:    Mediobanca – Banca di Credito Finanziario S.p.A., as Agent
Dated: [Date]
Ladies and Gentlemen:
Brightstar Senior Facilities Agreement
dated [•] 2026 (the "Facilities Agreement")
1.We refer to the Facilities Agreement. This is a Utilisation Request. Terms defined in the Facilities Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.
2.We wish to borrow a Loan on the following terms:
(a)Borrower:    [•]
(b)Proposed Utilisation Date:    [•] (or, if that is not a Business Day, the next Business Day)
(c)Facility to be utilised:    Revolving Facility [A/B]
(d)Currency of Loan:    [•]
(e)Amount:    [•] or, if less, the Available Revolving Facility
(f)Interest Period:    [•]
3.We confirm that each condition specified in Clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request.
4.[The proceeds of this Loan should be credited to [account] / The proceeds of this Loan will be set off against the maturing Loan made on [•] under Revolving Facility [A/B]].
5.This Utilisation Request is irrevocable.
Yours faithfully

..............................................
authorised signatory for
[Borrower]
Part II
UTILISATION REQUEST
LETTERS OF CREDIT
From:    [Borrower]

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To:    Mediobanca - Banca di Credito Finanziario S.p.A., as Agent
Dated:
Ladies and Gentlemen
Brightstar Senior Facilities Agreement
dated [•] 2026 (the "Facilities Agreement")
We refer to the Facilities Agreement. This is a Utilisation Request. Terms defined in the Facilities Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.
1.We wish to arrange for a Letter of Credit to be issued by the Issuing Agent specified below (which has agreed to do so) on the following terms:
(a)Borrower:     [•]
(b)Issuing Agent:     Mediobanca – Banca di Credito Finanziario S.p.A.
(c)Proposed Utilisation Date:     [•] (or, if that is not a Business Day, the next Business Day)
(d)Facility to be utilised:     Revolving Facility [A/B]
(e)Currency of Letter of Credit:     [•]
(f)Amount:     [•] or, if less, the Available Revolving Facility in relation to the Facility[A/B]
(g)Term:     [•]
(h)Delivery instructions as follows:     [•]
2.We confirm that each condition specified in paragraph (c) of Clause 6.7 (Issue of Letters of Credit) is satisfied on the date of this Utilisation Request.
3.We attach a copy of the proposed Letter of Credit.
4.The purpose of this proposed Letter of Credit is [•].
5.This Utilisation Request is irrevocable.

Yours faithfully

..............................................
authorised signatory for
[Borrower]

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Part III
UTILISATION REQUEST
US DOLLAR SWINGLINE LOANS
From:    [Borrower]
To:     [•], as Agent for the US Dollar Swingline Lenders
Mediobanca – Banca di Credito Finanziario S.p.A., as Agent
Dated: [insert date]
Ladies and Gentlemen:
Brightstar Senior Facilities Agreement
dated [•] 2026 (the "Facilities Agreement")
We refer to the Facilities Agreement. This is a Utilisation Request. Terms defined in the Facilities Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request. The Swing Line Borrowing requested herein complies with the requirements of Clauses 7 (Utilisations – US Dollar Swingline Loans) and 11 (US Dollar Swingline Facility) of the Facilities Agreement.
1.We wish to borrow on the following terms:
(a)Borrower:     [•]
(b)Proposed Utilisation Date:     [•] (or, if that is not a New York Business Day, the next New York Business Day)
(c)Facility to be utilised:     US Dollar Swingline Facility
(d)Currency of Loan:     US Dollars
(e)Amount:     [•]
(f)Interest Period:     [•]
2.We confirm that each condition specified in Clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request.
3.[The proceeds of this US Dollar Swingline Loan should be credited to [account]].
4.This Utilisation Request is irrevocable.
5.The Borrower certifies that it shall not use the proceeds of the US Dollar Swingline Loan requested herein to refinance any outstanding US Dollar Swingline Loan.

Yours faithfully

..............................................
authorised signatory for

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[Borrower]

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Schedule 4
FORM OF TRANSFER CERTIFICATE
To:    Mediobanca – Banca di Credito Finanziario S.p.A., as Agent
From:    [The Existing Lender] (the "Existing Lender") and [The New Lender] (the "New Lender")
Dated: [insert date]
Brightstar Senior Facilities Agreement
dated [•] 2026 (the "Facilities Agreement")
1.We refer to the Facilities Agreement. This is a Transfer Certificate. Terms defined in the Facilities Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.
2.We refer to Clause 30.5 (Procedure for transfer):
(a)The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation all or part of the Existing Lender's Commitment, rights and obligations referred to in the Schedule in accordance with Clause 30.5 (Procedure for transfer).
(b)The proposed Transfer Date is [•].
(c)The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 37.1 (Notices generally) are set out in the Schedule.
3.The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of Clause 30.4 (Limitation of responsibility of Existing Lenders).
4.This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.
5.The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of Clause 30.4 (Limitation of responsibility of Existing Lenders).
6.The New Lender confirms, for the benefit of the Agent and without liability to any Obligor, that it is:
(a)[in respect of an Italian Obligor:
(i)[an Exempt Lender];
(ii)[an Italian Qualifying Lender];
(iii)[an Italian Treaty Lender];
(iv)[not a Qualifying Lender].]
(b)[in respect of a UK Borrower:
(i)[not a Qualifying Lender];
(ii)[a Qualifying Lender other than a UK Treaty Lender]; or

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(iii)[a UK Treaty Lender].]
(c)[in respect of a Dutch Borrower:
(i)[not a Qualifying Lender];
(ii)[a Qualifying Lender other than a Dutch Treaty Lender]; or
(iii)[a Dutch Treaty Lender].]
(d)[in respect of a US Borrower:
(i)[not a Qualifying Lender]; or
(ii)[a Qualifying Lender].]
7.[The New Lender confirms that it holds a passport under the HMRC DT Treaty Passport scheme (reference number [•]) and is tax resident in [•], so that interest payable to it by borrowers is generally subject to [full exemption from][a reduced rate of] UK withholding tax, and requests that the Parent notify:
(a)each UK Borrower which is a Party as a Borrower as at the Transfer Date; and
(b)each Additional Borrower which is a UK Borrower and becomes an Additional Borrower after the Transfer Date, that it wishes that scheme to apply to the Agreement.]**
8.This Transfer Certificate and any non-contractual obligations arising out of or in connection with it are governed by English law.

** delete as applicable

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THE SCHEDULE
COMMITMENT/RIGHTS AND OBLIGATIONS TO BE TRANSFERRED
[insert relevant details]
[Facility Office address, fax number and attention details for notices and account details for payments,]

[Existing Lender]	[New Lender]

By:	By:
This Transfer Certificate is accepted by the Agent and the Transfer Date is confirmed as [•].
[Agent]

By:    ……………………………………..

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Schedule 5
FORM OF ASSIGNMENT AGREEMENT
To:    Mediobanca - Banca di Credito Finanziario S.p.A., as Agent
From:    [the Existing Lender] (the "Existing Lender") and [the New Lender] (the "New Lender")
Dated: [insert date]
Brightstar Senior Facilities Agreement
dated [•] 2026 (the "Facilities Agreement")
1.We refer to the Facilities Agreement. This is an Assignment Agreement. Terms defined in the Facilities Agreement have the same meaning in this Assignment Agreement unless given a different meaning in this Assignment Agreement.
2.We refer to Clause 30.6 (Procedure for assignment):
(a)The Existing Lender assigns absolutely to the New Lender all the rights of the Existing Lender under the Facilities Agreement and the other Finance Documents which relate to that portion of the Existing Lender's Commitments and participations in Loans under the Facilities Agreement as specified in the Schedule.
(b)The Existing Lender is released from all the obligations of the Existing Lender which correspond to that portion of the Existing Lender's Commitments and participations in Loans under the Facilities Agreement specified in the Schedule.
(c)The New Lender becomes a Party as a Lender and is bound by obligations equivalent to those from which the Existing Lender is released under paragraph (b) above.
3.The proposed Transfer Date is [•].
4.On the Transfer Date the New Lender becomes Party to the Finance Documents as a Lender.
5.The Facility Office and address, fax number and attention details for notices of the New Lender are set out in the Schedule.
6.The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of Clause 30.4 (Limitation of responsibility of Existing Lenders).
7.The New Lender confirms, for the benefit of the Agent and without liability to any Obligor, that it is:
(a)[in respect of an Italian Obligor:
(i)[an Exempt Lender];
(ii)[an Italian Qualifying Lender];
(iii)[an Italian Treaty Lender];
(iv)[not a Qualifying Lender].]
(b)[in respect of a UK Borrower:
(i)[not a Qualifying Lender];

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(ii)[a Qualifying Lender other than a UK Treaty Lender]; or
(iii)[a UK Treaty Lender].]
(c)[in respect of a Dutch Borrower:
(i)[not a Qualifying Lender];
(ii)[a Qualifying Lender other than a Dutch Treaty Lender]; or
(iii)[a Dutch Treaty Lender].]
(d)[in respect of a US Borrower:
(i)[not a Qualifying Lender]; or
(ii)[a Qualifying Lender].]
8.[The New Lender confirms that it holds a passport under the HMRC DT Treaty Passport scheme (reference number [•]) and is tax resident in [•], so that interest payable to it by borrowers is generally subject to [full exemption from][a reduced rate of] UK withholding tax, and requests that the Parent notify:
(a)each UK Borrower which is a Party as a Borrower as at the Transfer Date; and
(b)each Additional Borrower is a UK Borrower which becomes an Additional Borrower after the Transfer Date, that it wishes that scheme to apply to the Agreement.]**
[9/10].    This Assignment Agreement acts as notice to the Agent (on behalf of each Finance Party) and, upon delivery in accordance with Clause 30.7 (Copy of Transfer Certificate or Assignment Agreement to Parent), to the Parent (on behalf of each Obligor) of the assignment referred to in this Assignment Agreement.
[10/11].    This Assignment Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Assignment Agreement.
[11/12].    This Assignment Agreement [and any non-contractual obligations arising out of or in connection with it] [is/are] governed by English law.
[12/13].    This Assignment Agreement has been entered into on the date stated at the beginning of this Assignment Agreement.

** delete as applicable

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Schedule 6
FORM OF ACCESSION LETTER
To:    Mediobanca - Banca di Credito Finanziario S.p.A., as Agent
From:    [[Subsidiary] and [Parent] / ]/[Hedging Bank]]
Dated: [insert date]
Ladies and Gentlemen
BRIGHTSTAR Senior Facilities Agreement
dated [•] 2026 (the "Facilities Agreement")
1.We refer to the Facilities Agreement. This is an Accession Letter. Terms defined in the Facilities Agreement have the same meaning in this Accession Letter unless given a different meaning in this Accession Letter.
2.[Subsidiary]/[Hedging Bank] agrees to become [an Additional Guarantor][and][an Additional Borrower]/[a Hedging Bank] and to be bound by the terms of the Facilities Agreement and the other Finance Documents as [an Additional Guarantor][and][an Additional Borrower]/[a Hedging Bank] pursuant to [Clause 31.2 (Additional Obligors)]/[Clause 30.12 (Accession, assignments and transfers by Hedging Banks)] of the Facilities Agreement [Subsidiary]/[Hedging Bank] is a company duly incorporated under the laws of [name of relevant jurisdiction] and is a limited liability company and its registered number is [•].
3.[Subsidiary's]/[Hedging Bank's] administrative details are as follows:
Address:
Fax No.:
Attention:
4.[The guarantee to be granted by [Subsidiary] pursuant to Clause 24 (Guarantee and Indemnity) of the Facilities Agreement shall be subject to the following limitations [insert as applicable – subject to agreement with Agent (acting reasonably)].]
5.This Accession Letter is governed by English law.
This Accession Letter is entered into by deed.
[Parent]    [Subsidiary]/[Hedging Bank]
[witnessed by:
Name         _____________
Occupation     _____________
Address     _____________]

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Schedule 7
FORM OF RESIGNATION LETTER
To:    Mediobanca - Banca di Credito Finanziario S.p.A., as Agent
From:    [resigning Obligor] and [Parent]
Dated: [insert date]
Ladies and Gentlemen
BRIGHTSTAR Senior Facilities Agreement
dated [•] 2026 (the "Facilities Agreement")
1.We refer to the Facilities Agreement. This is a Resignation Letter. Terms defined in the Facilities Agreement have the same meaning in this Resignation Letter unless given a different meaning in this Resignation Letter.
2.Pursuant to Clause 31.3 (Resignation of an Obligor), we request that [resigning Obligor] be released from its obligations as a [Guarantor]/[Borrower] under the Facilities Agreement and the other Finance Documents.
3.We confirm that:
(a)no Default is continuing or would result from the acceptance of this request; and
(b)this request is given in relation to [a Third Party Disposal of [resigning Obligor]]/[(resigning Obligor) ceasing to be a Material Subsidiary]; [the all Lender consent obtained on [insert date]];
4.This letter is governed by English law.

[Parent]	[resigning Obligor]

By:	By:

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Schedule 8
FORM OF COMPLIANCE CERTIFICATE
To:    Mediobanca - Banca di Credito Finanziario S.p.A., as Agent
From:    [Parent]
Dated: [insert date]
Ladies and Gentlemen
BRIGHTSTAR Senior Facilities Agreement
dated [•] 2026 (the "Facilities Agreement")
1.We refer to the Facilities Agreement. This is a Compliance Certificate. Terms defined in the Facilities Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.
2.We confirm that:
[Insert details of covenants to be certified].
[Insert details and calculations required pursuant to Clause 27.2 (Financial condition) of the Facilities Agreement].
3.[When applicable] We confirm that the Parent has complied with Clause 27 (Financial Covenants) of the Facilities Agreement.
4.[When applicable] We confirm that the Parent has complied with Clause 28.23 (Guarantor Threshold Test and Additional Guarantors) of the Facilities Agreement. Following are the computations (in reasonable detail): [•]
5.[When applicable] Pursuant to paragraph (c) of Clause 26.2 (Provision and contents of Compliance Certificate) of the Facilities Agreement, we confirm that [there have been no change to the list of Material Subsidiaries since the Compliance Certificate for the Financial Quarter ending 31 December [•].]/[The following is the list of Material Subsidiaries as at [insert date]:]

Signed
[Parent]

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Schedule 9
TIMETABLES - LOANS
- NOTICES TO THE AGENT

	Loans in Euro	Loans in US Dollars	Loans in Other Currencies
Approval as an Optional Currency, if required (Clause 4.3 (Conditions relating to Optional Currencies))			U-4 11:00 a.m. (London time)
The Agent notifies the Parent if a currency is approved as an Optional Currency in accordance with Clause 4.3 (Conditions relating to Optional Currencies)	-		U-3 11:00 a.m. (London time)
Delivery of a duly completed Utilisation Request (Clause 5.1 (Delivery of a Utilisation Request)) for Interest Periods of one (1), three (3) or six (6) Months (Clause 16.1 (Selection of Interest Periods and Terms))
	U-3 11:00 a.m. (London time)	U-3 9:00 a.m. (New York time)	U-3 11:00 a.m. (London time)
Delivery of a duly completed Utilisation Request (Clause 7.2 (Delivery of a Utilisation Request for US Dollar Swingline Loans))	-	11:00 a.m. (New York time)	-
The Agent determines (in relation to a Utilisation) the Base Currency Amount of the Loan, if required under Clause 5.4 (Lenders' participation)	U-3 1:00 p.m. (London time)	U-3 3:00 p.m. (London time)	U-3 1:00 p.m. (London time)
The Agent notifies the Lenders of the Loan in accordance with Clause 5.4 (Lenders' participation)	U-3 promptly	U-3 promptly	U-3 promptly
The Swingline Agent determines (in relation to a Utilisation) the Base Currency Amount of the US Dollar Swingline Loan, if required under Clause 7.4 (US Dollar Swingline Lenders' participation) and notifies each US Dollar Swingline Lender of the amount of its participation in the US Dollar Swingline Loan under Clause 7.4 (US Dollar Swingline Lenders' participation)	-	1:00 p.m. (New York time)	-

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	Loans in Euro	Loans in US Dollars	Loans in Other Currencies
The Agent sets the lending rate in US Dollars under Clause 15.12 (Notification of rates of interest).	-	U-0 11:00 a.m. (New York time)	-
The Agent receives a notification from a Lender under Clause 10.2 (Unavailability of a currency)	-	-	U-2 11:00 a.m. (London time)
The Agent gives notice in accordance with Clause 10.2 (Unavailability of a currency)	-	-	U-2 2:00 p.m. (London time)
The Agent determines amount of the Loan in Optional Currency in accordance with Clause 35.10 (Change of currency)	U-3 11:00 a.m. (London time)	U-3 11:00 a.m. (London time)	U-4 11:00 a.m. (London time)
"U" =	date of Utilisation	date of Utilisation	date of Utilisation
"U - X" =	X Business Days prior to date of Utilisation	X Business Days prior to date of Utilisation	X Business Days prior to date of Utilisation

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LETTERS OF CREDIT
– NOTICES TO AGENT

Letters of Credit
Delivery of a duly completed Utilisation Request (Clause 6.3 (Delivery of a Utilisation Request for Letters of Credit)).	U-5 11:00 a.m. (London time)
The Agent determines (in relation to a Utilisation) the Base Currency Amount of the Letter of Credit if required under paragraph (e) of Clause 6.7 (Issue of Letters of Credit) and notifies the Issuing Agent and Lenders of the Letter of Credit in accordance with paragraph (e) of Clause 6.7 (Issue of Letters of Credit).
1:00 p.m. (London time) on date of receipt by the Agent of Utilisation Request
Delivery of duly completed Renewal Request	U-5 11:00 a.m. (London time)

"U"    =    date of Utilisation
"U-X"    =    Business Days prior to date of Utilisation

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Schedule 10
FORM OF LETTER OF CREDIT
To:    [Beneficiary] (the "Beneficiary")
Date [•]
Irrevocable Standby Letter of Credit No. [•]
Our customer, [•] (the "Applicant") has entered into an agreement for [    ] (the "Contract") with the Beneficiary.
At the request of the banks whose names are set out below and in the attached Appendix 2 (each a Lender and together the Lenders) issue on a several basis this unconditional and irrevocable standby Letter of Credit (this Letter of Credit) in your favour on the following terms:
1.Definitions
1.1In this Letter of Credit:
"Business Day" means a day (other than a Saturday or a Sunday) on which banks are open for general business in London.
"Demand" means a demand for a payment under this Letter of Credit in the form of Appendix 2 to this Letter of Credit.
"Expiry Date" means: [•].
"Issuing Agent" means Mediobanca - Banca di Credito Finanziario S.p.A..
"Participation Amount" means in respect of a Lender and any drawings under this Letter of Credit, the sum which is equal to such Lender's Participation Percentage of the Total L/C Amount.
"Participation Percentage" means in respect of a Lender, the percentage set opposite its name in the second column in Appendix 2.
"Total L/C Amount" means [•].
2.Lender's Agreement
(a)The Beneficiary may request a drawing or drawings under this Letter of Credit by giving to the Issuing Agent a duly completed Demand. A Demand must be received by the Issuing Agent by no later than 3:30 p.m. (London time) on the Expiry Date.
(b)Subject to terms of this Letter of Credit, each Lender shall, no later than five (5) Business Days after the deemed date of receipt by the Issuing Agent of a Demand (the "Due Date"), pay to the Beneficiary (by making payment via us, the Issuing Agent) its respective Participation Percentage of the sum demanded in the Demand.
(c)The obligations of the Lenders under this Letter of Credit shall be several, not joint, and no Lender shall ever be obliged to make a payment under this Letter of Credit if as a result the aggregate of all payments made by it under this Letter of Credit would exceed its Participation Amount. The Lenders together, shall never be obliged to make payments hereunder in aggregate exceeding the Total L/C Amount.

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(d)The Beneficiary is entitled to make multiple requests pursuant to this Letter of Credit; provided that the total sum claimed under this Letter of Credit does not in aggregate exceed the Total L/C Amount.
(e)Each Lender shall accept any Demand made in accordance with this Letter of Credit as evidence, for the purposes of this Letter of Credit alone, that the amount claimed is due to the Beneficiary (waiving all rights of objection and defence and without reference to the Applicant or any third party).
(f)If the identity or commitment of the Lenders as set out in Appendix 2 changes after this Letter of Credit is issued, then the Agent shall deliver to the Beneficiary an adjusted Appendix 2 (an "Adjusted Letter of Credit Schedule") setting out the then current Lenders and their Commitments, and this will replace the immediately preceding Appendix 2 that was in effect. Any Adjusted Letter of Credit Schedule provided pursuant to the preceding sentence shall be effective; provided that: (i) the adjusted aggregate Participation Amounts (as defined in each case in the relevant Letter of Credit) are no less than the aggregate Participation Amounts (as defined in each case in the relevant Letter of Credit) under the former Appendix 2; and (ii) it is dated and includes the reference number of this Letter of Credit.
3.Liability of Lenders
The liability of the Lenders under this Letter of Credit is several and not joint and neither we (as the Issuing Agent or the Lender) nor any Lender shall be liable for the failure of any other Lender to perform its obligations under the Letter of Credit.
4.Expiration
(a)Each Lender will be released from its obligations under this Letter of Credit on the date (if any) notified by the Beneficiary to the Issuing Agent as the date upon which the obligations of each Lender under this Letter of Credit are released.
(b)Unless previously released under paragraph (a) above, at 3:30 p.m. (London time) on the Expiry Date the obligations of each Lender under this Letter of Credit will cease with no further liability on the part of any Lender except for any Demand validly presented under the Letter of Credit before 3:30 p.m. (London time) on the Expiry Date that remains unpaid.
(c)When the Lenders are no longer under any further obligations under this Letter of Credit, the Beneficiary must return the original of this Letter of Credit to the Issuing Agent.
5.Liability of the Issuing Agent
This Letter of Credit is signed by the Issuing Agent solely as agent and mandatario con rappresentanza for the Lenders and the Issuing Agent makes no representation or warranty, express or implied, concerning, and accepts no responsibility for the legality, validity, effectiveness, adequacy or enforceability of this Letter of Credit or concerning its power to enter into this Letter of Credit on behalf of any Lender (except for itself as a Lender) and, accordingly, it shall not be liable for any cost, loss or expense sustained or incurred by the Beneficiary as a result of any present or future total or partial invalidity, illegality or unenforceability affecting this Letter of Credit or the failure of any Lender (except for itself as a Lender, if applicable) to be bound by its terms.
6.Payments

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All payments under this Letter of Credit shall be made by wire transfer in [•] and for value on or before the Due Date for the Demand under which such payment was demanded to the following account:
Name: [•]
Account number: [•]
Bank: [•]
7.Delivery of Demand
Each Demand shall be in writing, and, unless otherwise stated, may be made by letter or fax. All Demands must be presented to the Issuing Agent in legible form at the following address and addressed to the department stated below:
[Mediobanca - Banca di Credito Finanziario S.p.A.
[•]
FAO: [•]]
Any Demand shall be deemed to be received by the Issuing Agent (i) if sent by fax, at the date and time received by the Issuing Agent in legible form (provided that an original is received by post or hand within two (2) Business Days thereafter); and (ii) if sent by post or hand, when the Demand is delivered. For the purposes of this paragraph, signature of a courier's proof of delivery shall be sufficient evidence of delivery.
8.Assignment and Transfer
The Beneficiary's rights under this Letter of Credit may not be assigned or transferred.
9.ISP
Except to the extent it is inconsistent with the express terms of this Letter of Credit, this Letter of Credit is subject to the International Standby Practices (ISP 98), International Chamber of Commerce Publication No. 590.
10.Third Parties
This Letter of Credit shall not confer any benefit on or be enforceable by anyone other than the Beneficiary.
11.Governing Law
For any matter not regulated by ISP 98, this Letter of Credit and any non-contractual obligations arising out of or in connection with it are governed by [English]/[New York] law.
12.Jurisdiction
The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Letter of Credit (including a dispute relating to any non-contractual obligation arising out of or in connection with this Letter of Credit).
Yours faithfully

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......................................................
for and on behalf of
[Names of all Lenders]

By: ……………………………………
The Issuing Agent
Name:
Title:
Signature:

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APPENDIX 1
FORM OF DEMAND
To:    [Issuing Agent]
[Date]
Ladies and Gentlemen
Irrevocable Standby Letter of Credit No. [    ] issued in favour of [Beneficiary] (Letter of Credit)
We refer to the Letter of Credit. Terms defined in the Letter of Credit have the same meaning when used in this Demand.
1.We certify that the Applicant has failed to pay the sum of [    ] when due under the Contract. We therefore demand payment of the sum of [    ].
2.Payment should be made to the account specified in the Letter of Credit as follows:
3.Name:
(a)Account number: [•]
(b)Bank: [•]
4.The date of this Demand is not later than the Expiry Date.

Yours faithfully

..............................................

(Authorised Signatory)    (Authorised Signatory)
For
[Beneficiary]

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APPENDIX 2
LENDERS

Irrevocable Standby Letter Credit No. [•] (Letter of Credit)

Name and Address of Lender	Participation Percentage
[•]	[•]

Total	[•]

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Schedule 11
AGENTS' DETAILS

Notices to the Agent and the Issuing Agent
Mediobanca - Banca di Credito Finanziario S.p.A.
Piazzetta Enrico Cuccia, 1
20121 - Milan
Italy
Attention: Loan Agency
email: loanagency@mediobanca.com

Notices to the Swingline Agent:
KeyBank National Association
127 Public Square
Cleveland, Ohio 44114
US
Attention: Jack DeLong / John Bowden
email: jack_Delong@keybank.com / agent_servicing@keybank.com
Tel: +1 216 813 1223 / +1 216 813 4804

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Schedule 12
BORROWERS' DETAILS
Notices to Borrowers other than the US Lottery OpCo:
Brightstar Lottery PLC
Brightstar Lottery Holdings B.V.
Brightstar Lottery S.p.A.
c/o Brightstar Global Solutions Corporation
10 Memorial Boulevard
Providence, RI 02903-1160
USA
Attention: Legal Department
Facsimile: +1-401-392-4840

Notices to the US Lottery OpCo:
Brightstar Global Solutions Corporation
10 Memorial Boulevard
Providence, RI 02903-1160
USA
Attention: Legal Department
Facsimile: +1-401-392-4840

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Schedule 13
AGREED SECURITY PRINCIPLES
1.SECURITY PRINCIPLES
1.1The Security to be provided pursuant to Clause 28.22 (Security following Public Debt Ratings Decrease) will be given in accordance with these agreed security principles and the limitations set forth in Clauses 24.11 (Limitations on US Guarantees) to 24.12 (Controlled Foreign Corporations) (the "Agreed Security Principles"). This Schedule addresses the manner in which the Agreed Security Principles will impact on the guarantees and Security proposed to be taken pursuant to Clause 28.22 (Security following Public Debt Ratings Decrease) or Clause 28.23 (Guarantor Threshold Test and Additional Guarantors). Terms defined in Clause 28.22 (Security following Public Debt Ratings Decrease) or Clause 28.23 (Guarantor Threshold Test and Additional Guarantors) shall have the same meaning where used in this Schedule.
1.2The Security Principles embody a recognition by all parties that there may be certain legal and practical difficulties in obtaining effective guarantees and security from members of the Group in the relevant jurisdictions of incorporation. In particular:
(a)general statutory limitations, financial assistance, corporate benefit, fraudulent preference, tax restrictions or costs, retention of title claims and similar principles may limit the ability of a member of the Group to provide Security or any guarantee or may require that the Security or guarantee be limited by an amount or otherwise;
(b)a key factor in determining whether or not Security shall be taken or the extent of its perfection is the applicable cost (including adverse effects on interest deductibility and stamp duty, notarisation and registration fees) which shall not be disproportionate to the benefit to the Lenders of obtaining such Security. In particular, the Parties acknowledge that Imposta Sostitutiva pursuant to Article 15 and subsequent of Italian Presidential Decree No. 601/1973 as amended and supplemented from time to time will not be available with respect to the Agreement. Accordingly, Security that requires payment of an ad valorem registration tax on the amount of the Secured obligations will not be taken subject to paragraph (c) below;
(c)the maximum guaranteed or secured amount may be limited to minimise stamp duty, notarisation, registration or other applicable fees, taxes and duties where the benefit of increasing the guaranteed or secured amount is disproportionate to the level of such fee, taxes and duties;
(d)where there is material incremental cost involved in creating Security over assets owned by an Obligor in a particular category the principle stated at paragraph 1.2(b) above shall apply and, subject to the Agreed Security Principles, only the material assets in that category shall be subject to Security;
(e)it is acknowledged that in certain jurisdictions it may be either impossible or impractical to create Security over certain categories of assets in which event Security will not be taken over such assets;
(f)any assets subject to third party arrangements which may prevent those assets from being charged will be excluded from any relevant Security Document; provided that such third party arrangements are permitted under this Agreement

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and provided that the consent of that third part has been requested. In particular, in certain circumstances, the granting of Security over the shares of a member of the Group which holds a gaming license or concession will require the prior consent of the relevant gaming or licensing authority. No guarantee or assurance can be given in such respect;
(g)members of the Group will not be required to enter into Security Documents or guarantees if the same would conflict with the fiduciary duties of the directors (or other officers) of the relevant member of the Group or contravene any legal prohibition or would result in (or in a material risk of) personal or criminal liability on the part of any director (or other officer) of any member of the Group; provided that the relevant member of the Group shall use reasonable endeavours to overcome any such obstacle;
(h)members of the Group will not be required to enter into Security Documents or guarantees if the same would conflict with the terms of any applicable shareholder agreements or if the granting of the relevant Security or guarantee would be prohibited for regulatory reasons;
(i)no Joint Venture shall be required to become a Guarantor nor shall any member of the Group be required to grant Security over any interest in any Joint Venture;
(j)the granting of Security or the perfection of the Security granted will not be required if it would restrict the ability of the relevant member of the Group to conduct its operations and business in the ordinary course as otherwise permitted by the Finance Documents. Accordingly, no Security shall be granted over bank accounts or insurance policies of members of the Group;
(k)to the extent possible and without prejudice to the rights of the Finance Parties, all Security shall be given in favour of a security agent and not the Finance Parties individually; "Parallel debt" provisions will be used where necessary, subject to applicable law. Where Security is granted in respect of more than one instrument or category of creditor of Pari Passu Indebtedness, there shall be a single security agent or trustee appointed in respect of each relevant Security Document and customary intercreditor arrangements shall be entered into between the relevant creditors of the Pari Passu Indebtedness setting out, inter alia, a common waterfall on enforcement and customary security agent or trustee protections; and
(l)with regard to Security over any intercompany notes, the fact they are secured shall not prevent the relevant debtors from repaying or prepaying or otherwise discharging the relevant outstandings at any time prior to the taking of any action pursuant to Clause 29.16 (Acceleration).
1.3The Parent need only perform its obligations to procure that any member of the Group becomes an Additional Guarantor or to procure the granting of Security over its shares or other ownership interests if: (i) it is not unlawful for the relevant person to become a Guarantor and that person becoming a Guarantor would not result in personal liability for that person's directors or other management, and (ii) the guarantee would have some economic value having regard to corporate benefit and other relevant restrictions applicable to the person granting the guarantee. Each Obligor must use, and must procure that the relevant person uses, all reasonable endeavours lawfully available to avoid any such unlawfulness or personal liability. This includes agreeing to a limit on the amount guaranteed. The Agent may (but shall not be obliged to) agree to such a limit if,

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in its opinion, to do so would avoid the relevant unlawfulness or personal liability. The Agent and the relevant Additional Guarantor (each acting reasonably and on the basis of the advice of their respective local counsel) may agree to other limitations for the purpose of avoiding any obstacle to the grating of an additional guarantee.
2.TERMS OF SECURITY DOCUMENTS
2.1The following principles will be reflected in the terms of any Security taken:
(a)Security will not be enforceable until an Event of Default has occurred and notice of acceleration has been given by the Agent under this Agreement;
(b)the Security Documents should only operate to create Security rather than to impose new commercial obligations; accordingly, they should not contain additional representations, warranties, undertaking and indemnities, unless these are (i) required to be included in any Security Document for the validity and enforceability of the Security Documents or (ii) are the same as or consistent with those contained in this Agreement;
(c)until an Event of Default has occurred and notice of acceleration has been given by the Agent under this Agreement, pledgors of shares in Obligors shall be permitted to retain and to exercise voting rights to any shares pledged by them in a manner which does not adversely affect the validity or enforceability of the Security or cause an Event of Default to occur and the Obligors shall be permitted to pay dividends on pledged shares to the pledgors and the pledgors shall be entitled to retain such dividends to the extent permitted under this Agreement;
(d)any accounts receivable which, if charged, such charge would be prohibited by anti-assignment provisions of contracts or applicable law or would breach the terms of any contract relating to such accounts receivable or would be a default or event of default under the relevant contract or entitle the counterparty to the relevant contract a right to terminate the relevant contract will be excluded from any relevant Security Document; provided that the consent of that counterparty has been sought;
(e)notification to debtors of Security over accounts receivable will only be given if an Event of Default has occurred and notice of an acceleration has been given by the Agent under this Agreement;
(f)security over any loan or note intercompany receivables will be perfected upon execution of the Security Document either by virtue of notification to debtors or by acknowledgement in writing by such debtor (as may be required by local law to perfect such Security) subject to no adverse tax consequences;
(g)the Finance Parties should only be able to exercise any power of attorney granted to them under the Security Documents following the occurrence of an Event of Default in respect of which notice of acceleration has been given by the Agent under this Agreement or material failure to comply with a written request to fulfil a further assurance or perfection obligation;
(h)the Security Documents shall not operate so as to prevent transactions which are permitted under this Agreement or to require additional consents or authorisations;

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(i)unless the restriction is required by law, the constitutional documents of the Obligors whose shares have been pledged will be amended to remove any restriction on the transfer or the registration of the transfer of the shares on enforcement of the Security granted over them. If the pledging of shares of an Obligor under the Agreed Security Principles requires the prior consent of any gaming or licensing authority, the Parent shall use its commercial reasonable efforts to obtain such consent in a reasonable time frame; and
(j)in furtherance of Clause 24.11 (Limitations on US Guarantees),
(i)no member of the Group that is a CFC will have any obligation or liability, directly or indirectly, to grant Security with respect to any US Obligation;
(ii)not more than sixty-five per cent. (65%) of the stock or other equity interests (measured by the total combined voting power of the issued and outstanding voting stock or other equity interests) of, and none of the assets or property of, a person that is a CFC will be required to be pledged directly or indirectly as security for any US Obligations; and
(iii)no member of the Group shall grant any Security for the obligations of a US Borrower if (a) such member of the Group is a "related person" (as defined in Section 267(b) or Section 707(b) of the Code) to such US Borrower, (b) such member of the Group is not a "United States person" (as defined in Section 7701(a)(30) of the Code) and (c) such US Borrower does not own a "controlling interest" (as defined in Section 163(j) of the Code) in such member of the Group, to the extent such guarantee or pledge would cause such US Borrower to be disallowed, for US federal or state income tax purposes, a deduction (or any portion thereof) for interest expense paid that could otherwise have been utilised.
3.FIRST RANKING SECURITY
3.1Subject to the due execution of all relevant Security Documents, completion of relevant perfection formalities within statutorily prescribed time limits, payment of all registration fees and documentary taxes, any other rights arising by operation of law, and any qualifications contained in any legal opinion delivered under this Agreement, the Agent shall (in the case of those Security Documents creating pledges of shares in an Obligor) obtain a first priority valid pledge of the shares in issue at any time in such Obligor which are owned by another Obligor. Such Security Document shall be governed by the laws of the jurisdiction in which such Obligor whose shares are being pledged is formed.
3.2It is further acknowledged that pursuant to each Security Document (or, if applicable, this Agreement) any costs, fees, taxes or other amounts payable in connection with any re-taking, re-notarisation, perfection, presentation, novation or re-registration of any Security or any interest in any Finance Document in connection with an assignment or transfer by any Lender shall be borne by the applicable Lender.

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Schedule 14
FORM OF AFFIDAVIT
COVER PAGE

Conventions for the avoidance of double taxation	❑ dividends (FORM A)	❑ interest (FORM B)	❑ royalties (FORM C)	❑ other income (FORM D)
EU Directives	❑ parent-subsidiary tax regime dir. 90/435/EEC (FORM E)		❑ interest and royalty tax regime dir. 2003/49/EC (FORM F)
Claim for the refund, exemption or application of the reduced tax rate on income paid to non-residents

❑    DETAILS OF THE BENEFICIAL OWNER

Natural person	Surname Name Place of Birth Date of Birth
Legal person ❑ cross in the case of a permanent establishment	Business Name
Foreign TIN	No._____________________________________________________________
❑ My country of residence does not issue a TIN for residents or I cannot obtain a TIN from my country of residence.
Italian TIN (if issued)
Residence	State	Full address
Domicile (if different from residence)	State	Full address
P.O. Box (optional)
E-MAIL (optional)

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COVER PAGE
❑    DETAILS OF THE LEGAL REPRESENTATIVE

Natural person	Surname Name Place of Birth Date of Birth
Legal person	Business Name
TIN	No._______________________________________________________________
❑ My country of residence does not issue a TIN for residents or I cannot obtain a TIN from my country of residence.
Italian TIN (if issued)
Residence	State	Full address
Domicile (if different from residence)	State	Full address
P.O. Box (optional)
E-MAIL (optional)

❑    OTHER CO-BENEFICIARIES OF THE INCOME FOR WHICH REFUND IS BEING REQUESTED

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Natural person	Surname Name Place of Birth Date of Birth
Legal person	Business Name
TIN	No.____________________________________________________________
❑ My country of residence does not issue a TIN for residents or I cannot obtain a TIN from my country of residence.
Italian TIN (if issued)
Residence	State	Full address
Domicile (if different from residence)	State	Full address
P.O. Box (optional)
E-MAIL (optional)
COVER PAGE
❑    DETAILS OF THE PROXY APPOINTED TO SUBMIT THE APPLICATION (IF PRESENT)1

Natural person	Surname Name Place of Birth Date of Birth
Legal person	Name
TIN	No.________________________________________________________________
❑ My country of residence does not issue a TIN for residents or I cannot obtain a TIN from my country of residence.
Italian TIN (if issued)
Residence	State	Full address
Domicile (if different from the residence)	State	Full address
P.O. Box (optional)
E-MAIL (optional)
1 Attach the original copy of the relative power of attorney.

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PAYMENT METHOD (for refunds)
FINANCIAL ISTITUTION:_____________________________________________________________________________
BANK ACCOUNT HOLDER__________________________________________________________________________
(if part of the Economic and Monetary Union): BIC    IBAN ______________________________________________________________________________________________________
(if outside the Economic and Monetary Union): BANK ACCOUNT DETAILS ______________________________________________________________________________________________________
ADDRESS OF THE FINANCIAL INSTITUTION ______________________________________________________________________________________________________[2,3,4]

SIGNATURE
___________________________________________

ATTACHMENTS:
___________________________________________
2 If the beneficiary uses a proxy for the payment, fill in the application with the bank account of the proxy. For powers of attorney released abroad, the original copy with translation must be sent to Centro Operativo di Pescara. If the proxy for the collection is also the proxy for the submission of the application and/or for making the requested declarations, only one original copy with translation is required.
3 If Economic and Monetary Union: the BIC code is mandatory.
4 If not Economic and Monetary Union: the BIC code is an alternative to the address of the financial institutions.

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FORM B - INTEREST
❑    EXEMPTION/APPLICATION OF THE TAX RATE PROVIDED BY THE CONVENTION
❑    REFUND
Article ___ of the Convention for the avoidance of double taxation between Italy and_________
ITALIAN INTEREST PAYER

Person	Surname Name / Business Name
Italian TIN
Residence	Full address

DEPOSITARY BANK (FOR CUSTODY OF SECURITIES)

Legal Person	Business Name
Italian TIN
Residence	Full address

DESCRIPTION OF THE INTEREST RECEIVED

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Payment date	Amount of interest gross of the Italian tax	Amount of the tax paid in Italy	Applicable tax rate according to the Convention	Amount of the tax due	Requested refund

TOTAL
DECLARATION OF THE BENEFICIARY OR ITS AUTHORISED REPRESENTATIVE5
The undersigned _____________________________________________acting as _____________________________
Declares
•to reside / that the entity __________ is resident in ________________ pursuant to the Convention with __________________for the tax period / periods_____________________;
•to be / that the entity above mentioned is the beneficial owner of the interest;
•not to have / that the above mentioned entity does not have a permanent establishment or a fixed base in Italy to which the income effectively connects;
❑    to be / that the above mentioned entity is subject to tax for the specified interest in the Country of residence;
❑    NOT to be / that the above mentioned entity is NOT subject to tax for the specified interest in the Country of residence (explain the reasons for exemption) _________________________________________________________________________________________________ ;
•to comply with all other necessary requirement for applying the benefits granted by the Convention regarding the income received;
•that all information in this declaration is correct and complete, and that the undersigned shall communicate if one or more of the requirements described above ceases to be, as well as of any variations in the supplied data and information.
Requests
5 The authorised representative is the delegated person authorised to submit the application and/or supply the declarations requested by the Convention on behalf of the beneficial owner (see cover page), on the basis of the document that grants the relative power of representation (the original copy of which must be attached).

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❑    exemption from Italian tax or application within the limits provided by the mentioned Convention;
❑    refund of taxes regarding the income specified above;
•that the refund should be made according to the payment methods specified on the cover page.
Place and date __________________________
Signature     __________________________

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CERTIFICATION OF THE TAX AUTHORITY
The Tax Authority of ___________________________ certifies that for the tax period/s ____________________ the beneficiary described above is resident in _____________________according to Article ___ of the Convention with Italy and that the declarations given in this form are true to the best of the knowledge of this Tax administration.

Date ___________________    Signature and Office stamp

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Schedule 15
SUBSTITUTE AFFILIATE LENDER
PART I
FORM OF SUBSTITUTE AFFILIATE LENDER DESIGNATION NOTICE
To:    [Mediobanca - Banca di Credito Finanziario S.p.A.] (as Agent) for itself and each of the other parties to the Facilities Agreement referred to below.
Cc:    [The Parent]
From:    [Designating Lender] (the "Designating Lender")
Dated:    [•]

Ladies and Gentlemen
Brightstar Senior Facilities Agreement
dated [•] 2026 (the "Facilities Agreement")
1.We refer to the Facilities Agreement. Terms defined in the Facilities Agreement have the same meaning in this Designation Notice.
2.We hereby designate our [Affiliate/Facility Office] details of which are given below as a Substitute [Affiliate Lender/Facility Office] in respect of [details of the Utilisation or Utilisations] required to be advanced to [specify name of borrower or refer to all borrowers in a particular jurisdiction etc.] ("Designated Loans").
3.The details of the Substitute [Affiliate Lender/Facility Office] are as follows:
Name:
Facility Office:
Fax Number:
Attention:
Jurisdiction of Incorporation:
4.[By countersigning this notice below the Designated Affiliate Lender agrees to become a Designated Affiliate Lender in respect of Designated Loans as indicated above and agrees to be bound by the terms of the Facilities Agreement accordingly.]
5.This Designation Notice and any non-contractual obligations arising out of or in connection with it are governed by English law.

………………………………………………
For and on behalf of

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[Designating Lender]
We acknowledge and agree to the terms of the above.

………………………………………………
For and on behalf of
[Substitute Affiliate Lender]

We acknowledge the terms of the above.

………………………………………………
For and on behalf of
The [Agent] [and the Security Agent]
Dated     [•]

PART II
LIST OF INITIAL SUBSTITUTE AFFILIATE LENDERS

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Lender of record	Borrower incorporated under the laws of (jurisdiction)	Substitute Facility Offices / Substitute Affiliate Lenders	Contact details of the Substitute Facility Offices / Substitute Affiliate Lenders
Bank of America Europe DAC	United Kingdom	Bank of America, N.A., London Branch
	United States of America or a state thereof	Bank of America, N.A.
Intesa Sanpaolo S.p.A.	United Kingdom	Intesa Sanpaolo S.p.A. London Branch	ISPUK-group_loans@intesasanpaolo.com
	The Netherlands	Intesa Sanpaolo S.p.A. Frankfurt Branch	FRANKFURT_TRADE@intesasanpaolo.com
UniCredit GmbH New York Branch	Italy	UniCredit S.p.A.

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Schedule 16
SELF DECLARATION FORM
The undersigned [Lender's legal representative], domiciled at [Lender's legal representative address], legal representative of [Lender's Name], with its registered office at [Lender's registered address]
CONSIDERING THAT
pursuant to article 26, paragraph 5-bis, of Presidential Decree No. 600 of 29 September 1973 as amended from time to time, no Italian withholding tax applies to interest payments made by Italian entities to:
•Credit institutions established in a EU Member State;
•Insurance companies incorporated under the laws of a EU Member State and authorised under the legislative provisions of a EU Member State;
•Institutional investors, whether or not subject to tax, which are established in a country or territory which allows for a satisfactory exchange of information with Italy and listed in the Ministerial Decree dated 4 September 1996, as amended from time to time (the "White List"), to the extent they are subject to regulatory supervision in the place of establishment;
•Entities listed under Article 2, paragraph 5, numbers from (4) to (23), of Directive 2013/36/EU.
DECLARES
To be the recipient and the beneficial owner6 of any interest payment due to be paid under this Agreement with respect to a commitment amount of [________________] and:
(Please check one of the following four boxes, if applicable)
•That [Lender's Name] is a credit institution established in a EU Member State.
•That [Lender's Name] is an insurance company incorporated under the laws of a EU Member State and authorized under the legislative provisions of a EU Member State.
•That [Lender's Name] is an institutional investor, whether or not subject to tax, established in a country or territory included in the White List and therein subject to regulatory supervision.
•That [Lender's Name] is an entity listed under Article 2, paragraph 5, numbers from (4) to (23), of Directive 2013/36/EU.
The [Lender's Name] declares:
•that, in relation to its role as Lender under the Agreement, the Italian rules on reserved lending activities provided for by Legislative Decree No. 385 of 1 September 1993, where applicable, are complied with; and
•to comply with the subjective conditions under article 26, paragraph 5-bis, of Presidential Decree No. 600 of 29 September 1973 required to be satisfied by it in order to receive interest payments deriving from Italy without the application of any Tax Deduction and undertakes to communicate promptly any variation that may occur.
6 Institutional investors not subject to tax are not required to declare that they are beneficial owners.

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Place and date of signature
Signature of Legal Representative of

__________________________

.................................................. [Name and Surname]
.................................................. [Title]

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Schedule 17
REFERENCE RATE TERMS
Part I
US DOLLARS
Part A
US DOLLARS – TERM RATE ADVANCES

CURRENCY:	US Dollars.
Rate Switch Currency US Dollars is not a Rate Switch Currency.
Compounded Reference Rate as a fallback Compounded Reference Rate will apply as a fallback.
Cost of funds as a fallback Cost of funds will not apply as a fallback.
Definitions
Additional Business Days:	A US Government Securities Business Day.
Alternative Term Rate:	None specified.
Alternative Term Rate Adjustment:	None specified.
Break Costs:
The amount (if any) by which:
(a)    the interest (excluding Margin) which a Lender should have received for the period from the date of receipt of all or any part of its participation in the relevant Loan or Unpaid Sum to the last day of the current Interest Period in respect of such Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of such Interest Period;
exceeds:
(b)     the amount which such Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

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Credit Adjustment Spread:	For each Interest Period, the credit adjustment spread shall be the percentage specified below and set opposite the "Tenor":
	Tenor	Credit Adjustment Spread (%)
	One (1) Month or less	0.11448
	Three (3) Months or less but more than one (1) Month	0.26161
	Six (6) Months or less but more than three (3) Months	0.42826
Business Day Conventions (definition of "Month" and Clause 16.2 (Non-Business Days)):	(a) If any period is expressed to accrue by reference to a Month or any number of Months then, in respect of the last Month of such period:
(i)    subject to paragraph (iii) below, if the numerically corresponding day is not a Business Day, such period shall end on the next Business Day in that calendar month in which such period is to end if there is one, or if there is not, on the immediately preceding Business Day;

	(ii) if there is no numerically corresponding day in the calendar month in which such period is to end, such period shall end on the last Business Day in that calendar month; and
	(iii) if an Interest Period begins on the last Business Day of a calendar month, such Interest Period shall end on the last Business Day in the calendar month in which such Interest Period is to end.
(b)    If an Interest Period would otherwise end on a day which is not a Business Day, such Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

Fallback Interest Period:	One (1) Month.
Market Disruption Rate:	The Term Reference Rate.

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Primary Term Rate:	The term SOFR reference rate administered by CME Group Benchmark Administration Limited (or any other person which takes over the administration of such rate) for the relevant period published (before any correction, recalculation or republication by the administrator) by CME Group Benchmark Administration Limited (or any other person which takes over the publication of such rate).
SOFR	The secured overnight financing rate (SOFR) administered by the Federal Reserve Bank of New York (or any other person which takes over the administration of such rate) published by the Federal Reserve Bank of New York (or any other person which takes over the publication of such rate).
Quotation Day:	In relation to any period for which an interest rate is to be determined, two (2) US Government Securities Business Days before the first day of such period (unless market practice differs in the relevant syndicated loan market, in which case the Quotation Day will be determined by the Agent in accordance with that market practice (and if quotations would normally be given on more than one day, the Quotation Day will be the last of those days)).
Quotation Time:	Quotation Day 6:00 a.m. (New York time).
Relevant Market:	Market for overnight cash borrowing collateralised by US Government securities.
Reporting Day:	The Quotation Day.
Published Rate Contingency Period:	Thirty (30) days.
Interest Periods
Length of Interest Period in absence of selection (Clause 16.1 (Selection of Interest Periods and terms)):	One (1) Month.
Periods capable of selection as Interest Periods (Clause 16.1 (Selection of Interest Periods and terms)):	One (1), three (3) or six (6) Months.
Reporting Times

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Deadline for Lenders to report market disruption in accordance with Clause 17.3 (Market disruption):	Close of business in London on the Reporting Day for the relevant Loan.
Deadline for Lenders to report their cost of funds in accordance with Clause 17.4 (Cost of funds):	Close of business on the date falling five (5) Business Days after the Reporting Day for the relevant Loan (or, if earlier, on the date falling five (5) Business Days before the date on which interest is due to be paid in respect of the Interest Period for such Loan).

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Part B
US DOLLARS – COMPOUNDED RATE ADVANCES

CURRENCY:	US Dollars.
Cost of funds as a fallback
Cost of funds will apply as a fallback.
Definitions
Additional Business Days:	An RFR Banking Day.
Break Costs:	None specified.
Business Day Conventions (definition of "Month" and Clause 16.2 (Non-Business Days)):	(a) If any period is expressed to accrue by reference to a Month or any number of Months then, in respect of the last Month of such period:

(i)    subject to paragraph (iii) below, if the numerically corresponding day is not a Business Day, such period shall end on the next Business Day in that calendar month in which such period is to end if there is one, or if there is not, on the immediately preceding Business Day;
(ii)    if there is no numerically corresponding day in the calendar month in which such period is to end, such period shall end on the last Business Day in that calendar month; and
(iii)    if an Interest Period begins on the last Business Day of a calendar month, such Interest Period shall end on the last Business Day in the calendar month in which such Interest Period is to end.

(b)    If an Interest Period would otherwise end on a day which is not a Business Day, such Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

Central Bank Rate:
(a)    The short-term interest rate target set by the US Federal Open Market Committee as published by the Federal Reserve Bank of New York from time to time; or
(b)    if that target is not a single figure, the arithmetic mean of:

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(i)    the upper bound of the short-term interest rate target range set by the US Federal Open Market Committee and published by the Federal Reserve Bank of New York; and
(ii)    the lower bound of that target range.

Central Bank Rate Adjustment:	In relation to the Central Bank Rate prevailing at close of business on any RFR Banking Day, the twenty (20) per cent. trimmed arithmetic mean (calculated by the Agent (acting on the instructions of the Lenders in respect of Loans in that currency) or by any other Finance Party which agrees to do so in place of the Agent) of the Central Bank Rate Spreads for the five (5) most immediately preceding RFR Banking Days for which the RFR is available.
Central Bank Rate Spread:
In relation to any RFR Banking Day, the difference (expressed as a percentage rate per annum) calculated by the Agent (or by any other Finance Party which agrees to do so in place of the Agent) between:
(a)    the RFR for such RFR Banking Day; and
(b)    the Central Bank Rate prevailing at close of business on such RFR Banking Day.

Credit Adjustment Spread:	For each Interest Period, the credit adjustment spread shall be the percentage specified below and set opposite the "Tenor":
	Tenor	Credit Adjustment Spread (%)
	One (1) Month or less	0.11448
	Three (3) Months or less but more than one (1) Month	0.26161
	Six (6) Months or less but more than three (3) Months	0.42826
Daily Rate:	The "Daily Rate" for any RFR Banking Day is:
	(a) the RFR for such RFR Banking Day; or

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(b)    if the RFR is not available for such RFR Banking Day, the percentage rate per annum which is the sum of:
(i)    the Central Bank Rate for such RFR Banking Day; and
(ii)    the applicable Central Bank Rate Adjustment; or
(c)    if paragraph (b) above applies but the Central Bank Rate for such RFR Banking Day is not available, the percentage rate per annum which is the sum of:
(i)    the most recent Central Bank Rate for a day which is no more than five (5) RFR Banking Days before such RFR Banking Day; and
(ii)    the applicable Central Bank Rate Adjustment,
rounded, in either case, to five (5) decimal places and if, in either case, the sum of such rate and the applicable Credit Adjustment Spread is less than zero, then the Daily Rate shall be deemed to be such a rate that the sum of the Daily Rate and the applicable Credit Adjustment Spread is zero.

Lookback Period:	Five (5) RFR Banking Days.
Market Disruption Rate:	The percentage rate per annum which is the sum of: (a) the Cumulative Compounded RFR Rate for the Interest Period of the relevant Loan; and (b) the applicable Credit Adjustment Spread.
Relevant Market:	The market for overnight cash borrowing collateralised by US Government securities.
Reporting Day:	The Business Day which follows the day which is the Lookback Period prior to the last day of the Interest Period.
RFR:	The secured overnight financing rate (SOFR) administered by the Federal Reserve Bank of New York (or any other person which takes over the administration of such rate) published by the Federal Reserve Bank of New York (or any other person which takes over the publication of such rate).

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RFR Banking Day:
Any day other than:
(a)    a Saturday or Sunday; and
(b)    a day on which the Securities Industry and Financial Markets Association (or any successor organisation) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in US Government securities.

Published Rate Contingency Period:	Thirty (30) days.
Interest Periods
Length of Interest Period in absence of selection (Clause 16.1 (Selection of Interest Periods))	One (1) Month.
Periods capable of selection as Interest Periods (Clause 16.1 (Selection of Interest Periods)):	One (1), three (3) or six (6) Months.
Reporting Times
Deadline for Lenders to report market disruption in accordance with Clause 17.3 (Market disruption)	Close of business in London on the Reporting Day for the relevant Loan.
Deadline for Lenders to report their cost of funds in accordance with Clause 17.4 (Cost of funds)	Close of business on the date falling five (5) Business Days after the Reporting Day for the relevant Loan (or, if earlier, on the date falling five (5) Business Days before the date on which interest is due to be paid in respect of the Interest Period for such Loan).

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Part II
POUNDS STERLING

CURRENCY:	Pounds Sterling.
Rate Switch Currency Pounds Sterling is not a Rate Switch Currency.
Cost of funds as a fallback
Cost of funds will not apply as a fallback.
Definitions
Additional Business Days:	An RFR Banking Day.
Break Costs:	None specified.
Business Day Conventions (definition of "Month" and Clause 16.2 (Non-Business Days)):	(a) If any period is expressed to accrue by reference to a Month or any number of Months then, in respect of the last Month of such period:
(i)    subject to paragraph (iii) below, if the numerically corresponding day is not a Business Day, such period shall end on the next Business Day in that calendar month in which such period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(ii) if there is no numerically corresponding day in the calendar month in which such period is to end, such period shall end on the last Business Day in that calendar month; and
(iii) if an Interest Period begins on the last Business Day of a calendar month, such Interest Period shall end on the last Business Day in the calendar month in which such Interest Period is to end.

(b)    If an Interest Period would otherwise end on a day which is not a Business Day, such Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

Central Bank Rate:	The Bank of England's Bank Rate as published by the Bank of England from time to time.

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Central Bank Rate Adjustment:	In relation to the Central Bank Rate prevailing at close of business on any RFR Banking Day, the twenty (20) per cent. trimmed arithmetic mean (calculated by the Agent (acting on the instructions of the Lenders in respect of Loans in that currency) or by any other Finance Party which agrees to do so in place of the Agent) of the Central Bank Rate Spreads for the five most immediately preceding RFR Banking Days for which the RFR is available.
Central Bank Rate Spread:
In relation to any RFR Banking Day, the difference
(expressed as a percentage rate per annum) calculated by the Agent (or by any other Finance Party which agrees to do so in place of the Agent) between:
(a)    the RFR for such RFR Banking Day; and
(b)    the Central Bank Rate prevailing at close of business on such RFR Banking Day.

Credit Adjustment Spread:	For each Interest Period, the credit adjustment spread shall be the percentage specified below and set opposite the "Tenor":
	Tenor	Credit Adjustment Spread (%)
	One (1) Month or less	0.0326
	Three (3) Months or less but more than one (1) Month	0.1193
	Six (6) Months or less but more than three (3) Months	0.2766
Daily Rate:	The "Daily Rate" for any RFR Banking Day is:
	(a) the RFR for such RFR Banking Day; or

(b)    if the RFR is not available for such RFR Banking Day, the percentage rate per annum which is the sum of:
(i)    the Central Bank Rate for such RFR Banking Day; and
(ii)    the applicable Central Bank Rate Adjustment; or

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(c)    if paragraph (b) above applies but the Central Bank Rate for such RFR Banking Day is not available, the percentage rate per annum which is the sum of:
(i)    the most recent Central Bank Rate for a day which is no more than five (5) RFR Banking Days before such RFR Banking Day; and
(ii)    the applicable Central Bank Rate Adjustment,
rounded, in either case, to four (4) decimal places and if, in either case, the sum of such rate and the applicable Credit Adjustment Spread is less than zero, then the Daily Rate shall be deemed to be such a rate that the sum of the Daily Rate and the applicable Credit Adjustment Spread is zero.

Lookback Period:	Five (5) RFR Banking Days.
Market Disruption Rate:	The percentage rate per annum which is the sum of: (a) the Cumulative Compounded RFR Rate for the Interest Period of the relevant Loan; and (b) the applicable Credit Adjustment Spread.
Relevant Market:	The Pound Sterling wholesale market.
Reporting Day:	The day which is the Lookback Period prior to the last day of the Interest Period or, if such day is not a Business Day, the immediately following Business Day.
RFR:	The SONIA (sterling overnight index average) reference rate displayed on the relevant screen of any authorised distributor of that reference rate.
RFR Banking Day:	A day (other than a Saturday or Sunday) on which banks are open for general business in London.
Published Rate Contingency Period:	Thirty (30) days.
Interest Periods
Length of Interest Period in absence of selection (Clause 16.1 (Selection of Interest Periods and terms))	One (1) Month.

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Periods capable of selection as Interest Periods (Clause 16.1 (Selection of Interest Periods and terms)):	One (1), three (3) or six (6) Months
Reporting Times
Deadline for Lenders to report market disruption in accordance with Clause 17.3 (Market disruption)	Close of business in London on the Reporting Day for the relevant Loan.
Deadline for Lenders to report their cost of funds in accordance with Clause 17.4 (Cost of funds)	Close of business on the date falling five (5) Business Days after the Reporting Day for the relevant Loan (or, if earlier, on the date falling five (5) Business Days before the date on which interest is due to be paid in respect of the Interest Period for such Loan).

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Part III
EURO

PART A
EURO – TERM RATE ADVANCES

CURRENCY:	Euro.

Rate Switch Currency Euro is a Rate Switch Currency.

Compounded Reference Rate as a fallback Compounded Reference Rate will apply as a fallback.
Cost of funds as a fallback Cost of funds will apply as a fallback.
Definitions
Additional Business Days:	A TARGET Day.
Alternative Term Rate:	None specified.
Alternative Term Rate Adjustment:	None specified.

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Break Costs:
The amount (if any) by which:
(a)    the interest (excluding Margin) which a Lender should have received for the period from the date of receipt of all or any part of its participation in the relevant Loan or Unpaid Sum to the last day of the current Interest Period in respect of such Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of such Interest Period;
exceeds:
(b)    the amount which such Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

Credit Adjustment Spread:	Not applicable

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Business Day Conventions (definition of "Month" and Clause 16.2 (Non-Business Days)):	(a) If any period is expressed to accrue by reference to a Month or any number of Months then, in respect of the last Month of such period:
(i)    subject to paragraph (iii) below, if the numerically corresponding day is not a Business Day, such period shall end on the next Business Day in that calendar month in which such period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(ii) if there is no numerically corresponding day in the calendar month in which such period is to end, such period shall end on the last Business Day in that calendar month; and
(iii) if an Interest Period begins on the last Business Day of a calendar month, such Interest Period shall end on the last Business Day in the calendar month in which such Interest Period is to end.
(b)    If an Interest Period would otherwise end on a day which is not a Business Day, such Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

Fallback Interest Period:	One (1) Month.
Market Disruption Rate:	The Term Reference Rate.

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Primary Term Rate:	The euro interbank offered rate administered by the European Money Markets Institute (or any other person which takes over the administration of such rate) for the relevant period displayed (before any correction, recalculation or republication by the administrator) on page EURIBOR01 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays such rate) or on the appropriate page of such other information service which publishes such rate from time to time in place of Thomson Reuters. If such page or service ceases to be available, the Agent may specify another page or service displaying the relevant rate after consultation with the Parent and the Lenders.
Quotation Day:	2 (Two) TARGET Days before the first day of the relevant Interest Period (unless market practice differs in the Relevant Market, in which case the Quotation Day will be determined by the Agent in accordance with market practice in the Relevant Market (and if quotations would normally be given on more than one day, the Quotation Day will be the last of those days)).
Quotation Time:	Quotation Day 11:00 a.m. (Brussels time).
Relevant Market:	The European interbank market.
Reporting Day:	The Quotation Day.
Published Rate Contingency Period:	Thirty (30) days.
Interest Periods
Length of Interest Period in absence of selection (Clause 16.1 (Selection of Interest Periods and terms)):	One (1) Month.
Periods capable of selection as Interest Periods (Clause 16.1 (Selection of Interest Periods and terms)):	One (1), three (3) or six (6) Months
Reporting Times

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Deadline for Lenders to report market disruption in accordance with Clause 17.3 (Market disruption):	Close of business in London on the Reporting Day for the relevant Loan.
Deadline for Lenders to report their cost of funds in accordance with Clause 17.4 (Cost of funds):	Close of business on the date falling five (5) Business Days after the Reporting Day for the relevant Loan (or, if earlier, on the date falling five (5) Business Days before the date on which interest is due to be paid in respect of the Interest Period for such Loan).

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PART B
EURO – COMPOUNDED RATE ADVANCES
Part C

CURRENCY:	Euro.
Cost of funds as a fallback
Cost of funds will not apply as a fallback.
Definitions
Additional Business Days:	An RFR Banking Day.
Break Costs:	None specified.
Business Day Conventions (definition of "Month" and Clause 16.2 (Non-Business Days)):	(a) If any period is expressed to accrue by reference to a Month or any number of Months then, in respect of the last Month of such period:

(i)    subject to paragraph (iii) below, if the numerically corresponding day is not a Business Day, such period shall end on the next Business Day in that calendar month in which such period is to end if there is one, or if there is not, on the immediately preceding Business Day;
(ii)    if there is no numerically corresponding day in the calendar month in which such period is to end, such period shall end on the last Business Day in that calendar month; and
(iii)    if an Interest Period begins on the last Business Day of a calendar month, such Interest Period shall end on the last Business Day in the calendar month in which such Interest Period is to end.

(b)    If an Interest Period would otherwise end on a day which is not a Business Day, such Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

Central Bank Rate:
The fixed rate for the main refinancing operations of the European Central Bank, or, if such rate is not published, the minimum bid rate for the main refinancing operations of the European Central Bank, each as published by the European Central Bank from time to time.

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Central Bank Rate Adjustment:
The "Central Bank Rate Adjustment" in relation to the Central Bank Rate for any RFR Banking Day is the twenty per cent. (20%) trimmed arithmetic mean (calculated by the Agent, or by any other Finance Party which agrees to do so in place of the Agent) of the Central Bank Rate Spreads for the five (5) most immediately preceding RFR Banking Days (each a "Reference Day") for which the RFR and the Central Bank Rate are available, where:
"Central Bank Rate Spread" means, in relation to a Reference Day, the difference (expressed as a percentage rate per annum) calculated by the Agent (or by any other Finance Party which agrees to do so in place of the Agent) between:
(a)the RFR for such Reference Day; and
(b)the Central Bank Rate for such Reference Day.

Credit Adjustment Spread:
A spread determined so as to eliminate, to the extent reasonably practicable, any transfer of economic value between the Lenders and the Borrower as the consequence of a Rate Switch Trigger Event, as may be approved by the Agent (acting on the instructions of the Majority Lenders) based on the calculations of the Agent made in accordance with (in the following order or priority): (A) applicable laws and regulations (including any regulation of the EU Commission under Regulation (EU) 2016/1011) or, in the absence thereof, or (B) the recommendations of any Relevant Nominating Body.

Daily Rate:	The "Daily Rate" for any RFR Banking Day is:

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(a)the RFR for such RFR Banking Day;
(b)if the RFR for such RFR Banking Day is not available, the Historic RFR for such RFR Banking Day; or
(c)if paragraph (b) above applies but the Historic RFR for such RFR Banking Day is not available, the percentage rate per annum which is the sum of:
(i)the Central Bank Rate for such RFR Banking Day; and
(ii)the applicable Central Bank Rate Adjustment; or
(d)if paragraph (c) above applies but the Central Bank Rate for such RFR Banking Day is not available, the percentage rate per annum which is the sum of:
(i)the most recent Central Bank Rate for a day which is no more than two RFR Banking Days before such RFR Banking Day; and
(ii)the applicable Central Bank Rate Adjustment,

rounded, in either case, to four (4) decimal places and if, in either case, the sum of such rate and the Credit Adjustment Spread applicable to the relevant Loan is less than zero, the Daily Rate shall be deemed to be such a rate that the sum of the Daily Rate and such Credit Adjustment Spread is zero.

Lookback Period:	Five (5) RFR Banking Days.
Market Disruption Rate:	The percentage rate per annum which is the sum of: (a) the Cumulative Compounded RFR Rate for the Interest Period of the relevant Loan; and (b) the applicable Credit Adjustment Spread.
Relevant Market:	The euro wholesale market.
Reporting Day:	The day which is the Lookback Period prior to the last day of the Interest Period or, if such day is not a Business Day, the immediately following Business Day.

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RFR:	The Euro short-term rate (€STR) administered by the European Central Bank (or any other person which takes over the administration of such rate) published by the European Central Bank (or any other person which takes over publication of such rate).
RFR Banking Day:	A day (other than a Saturday or a Sunday) which is a TARGET Day.
Published Rate Contingency Period:	Thirty (30) days.
Interest Periods
Length of Interest Period in absence of selection (Clause 16.1 (Selection of Interest Periods))	Three (3) Months.
Periods capable of selection as Interest Periods (Clause 16.1 (Selection of Interest Periods)):	Three (3) or six (6) Months.
Reporting Times
Deadline for Lenders to report market disruption in accordance with Clause 17.3 (Market disruption)	Close of business in Milan on the Reporting Day for the relevant Loan.
Deadline for Lenders to report their cost of funds in accordance with Clause 17.4 (Cost of funds)	Close of business on the date falling two (2) Business Days after the Reporting Day for the relevant Loan (or, if earlier, on the date falling two (2) Business Days before the date on which interest is due to be paid in respect of the Interest Period for such Loan).

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Schedule 18
DAILY NON-CUMULATIVE COMPOUNDED RFR RATE
The "Daily Non-Cumulative Compounded RFR Rate" for any RFR Banking Day "i" during an Interest Period for a Compounded Rate Loan is the percentage rate per annum (without rounding, to the extent reasonably practicable for the Finance Party performing the calculation, taking into account the capabilities of any software used for that purpose) calculated as set out below:
where:
"UCCDRi" means the Unannualised Cumulative Compounded Daily Rate for such RFR Banking Day "i";
"UCCDRi-1" means, in relation to such RFR Banking Day "i", the Unannualised Cumulative Compounded Daily Rate for the immediately preceding RFR Banking Day (if any) during such Interest Period;
"dcc" means 360 or, in any case where market practice in the Relevant Market is to use a different number for quoting the number of days in a year, that number;
"ni" means the number of calendar days from, and including, such RFR Banking Day "i" up to, but excluding, the following RFR Banking Day; and
the "Unannualised Cumulative Compounded Daily Rate" for any RFR Banking Day (the "Cumulated RFR Banking Day") during such Interest Period is the result of the below calculation (without rounding, to the extent reasonably practicable for the Finance Party performing the calculation, taking into account the capabilities of any software used for that purpose):
where:
"ACCDR" means the Annualised Cumulative Compounded Daily Rate for that Cumulated RFR Banking Day;
"tni" means the number of calendar days from, and including, the first day of the Cumulation Period to, but excluding, the RFR Banking Day which immediately follows the last day of the Cumulation Period;
"Cumulation Period" means the period from, and including, the first RFR Banking Day of such Interest Period to, and including, that Cumulated RFR Banking Day;
"dcc" has the meaning given to it above; and
the "Annualised Cumulative Compounded Daily Rate" for that Cumulated RFR Banking Day is the percentage rate per annum (rounded to the same number of decimal places as the applicable Daily Rate) calculated as set out below:

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where:
"d0" means the number of RFR Banking Days in the Cumulation Period;
"Cumulation Period" has the meaning given to it above;
"i" means a series of whole numbers from one to d0, each representing the relevant RFR Banking Day in chronological order in the Cumulation Period;
"DailyRatei-LP" means, for any RFR Banking Day "i" in the Cumulation Period, the Daily Rate for the RFR Banking Day which is the applicable Lookback Period prior to such RFR Banking Day "i";
"ni" means, for any RFR Banking Day "i" in the Cumulation Period, the number of calendar days from, and including, such RFR Banking Day "i" up to, but excluding, the following RFR Banking Day;
"dcc" has the meaning given to it above; and
"tni" has the meaning given to it above.

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Schedule 19
CUMULATIVE COMPOUNDED RFR RATE
The "Cumulative Compounded RFR Rate" for any Interest Period for a Compounded Rate Loan is the percentage rate per annum (rounded to the same number of decimal places as is specified in the definition of "Annualised Cumulative Compounded Daily Rate" in Schedule 18 (Daily Non-Cumulative Compounded RFR Rate)) calculated as set out below:
where:
"d0" means the number of RFR Banking Days during the Interest Period;
"i" means a series of whole numbers from one to d0, each representing the relevant RFR Banking Day in chronological order during the Interest Period;
"DailyRatei-LP" means for any RFR Banking Day "i" during the Interest Period, the Daily Rate for the RFR Banking Day which is the applicable Lookback Period prior to such RFR Banking Day "i";
"ni" means, for any RFR Banking Day "i", the number of calendar days from, and including, such RFR Banking Day "i" up to, but excluding, the following RFR Banking Day;
"dcc" means 360 or, in any case where market practice in the Relevant Market is to use a different number for quoting the number of days in a year, that number; and
"d" means the number of calendar days during such Interest Period.

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SIGNATORIES

The Parent

_____________________________________
BRIGHTSTAR LOTTERY PLC
By: Claudio Marco Demolli

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The Original Borrowers
_____________________________________
BRIGHTSTAR LOTTERY PLC
By: Claudio Marco Demolli

10334090585-v15	252	47-41087529

_____________________________________
BRIGHTSTAR GLOBAL SOLUTIONS CORPORATION
By: Claudio Marco Demolli

10334090585-v15	253	47-41087529

_____________________________________
BRIGHTSTAR LOTTERY HOLDINGS B.V.
By: Claudio Marco Demolli

10334090585-v15	254	47-41087529

_____________________________________
BRIGHTSTAR LOTTERY S.P.A.
By: Claudio Marco Demolli

10334090585-v15	255	47-41087529

The Original Guarantors
_____________________________________
BRIGHTSTAR LOTTERY PLC
By: Claudio Marco Demolli

10334090585-v15	256	47-41087529

_____________________________________
BRIGHTSTAR GLOBAL SOLUTIONS CORPORATION
By: Claudio Marco Demolli

10334090585-v15	257	47-41087529

_____________________________________
BRIGHTSTAR LOTTERY FOREIGN HOLDINGS CORPORATION
By: Claudio Marco Demolli

10334090585-v15	258	47-41087529

_____________________________________
BRIGHTSTAR LOTTERY HOLDINGS B.V.
By: Claudio Marco Demolli

10334090585-v15	259	47-41087529

_____________________________________
BRIGHTSTAR LOTTERY S.P.A.
By: Claudio Marco Demolli

10334090585-v15	260	47-41087529

The Global Coordinators

_____________________________________
BANK OF AMERICA EUROPE DAC
By: Matthieu Plateau

10334090585-v15	261	47-41087529

_____________________________________
By: Simone Gastaldo
_____________________________________
By: Maura Mutti
CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK, MILAN BRANCH

10334090585-v15	262	47-41087529

_____________________________________
By: Stefania Peverelli

_____________________________________
By: Simona Gherardi

MEDIOBANCA – BANCA DI CREDITO FINANZIARIO S.P.A.

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The Bookrunners and Mandated Lead Arrangers
_____________________________________
BANCO BPM S.P.A.
By: Arnaldo Janutolo Gros

10334090585-v15	264	47-41087529

_____________________________________
By: Giantautas Jankauskas
_____________________________________
By: Federic Revel
BANCO SANTANDER, S.A.

10334090585-v15	265	47-41087529

_____________________________________
BANK OF AMERICA EUROPE DAC
By: Matthieu Plateau

10334090585-v15	266	47-41087529

_____________________________________
By: Laura Mutto
_____________________________________
By: Oriendo Pasquale Russano
BNP PARIBAS, ITALIAN BRANCH

10334090585-v15	267	47-41087529

_____________________________________
By: Simone Gastaldo
_____________________________________
By: Maura Mutti
CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK, MILAN BRANCH

10334090585-v15	268	47-41087529

_____________________________________
FIFTH THIRD BANK, NATIONAL ASSOCIATION
By: Jason Shrader

10334090585-v15	269	47-41087529

_____________________________________
By: Federico Rocchetto
_____________________________________
By: Anna Testera
ING BANK N.V., MILAN BRANCH

10334090585-v15	270	47-41087529

_____________________________________
INTESA SANPAOLO S.P.A.
By: Corrado Passoni

10334090585-v15	271	47-41087529

_____________________________________
By: Michele Bencivenga
_____________________________________
By: Pasquale Ventafridda
J.P. MORGAN SE

10334090585-v15	272	47-41087529

_____________________________________
By: Rocco Di Leo

_____________________________________
By: Erika Liaci

MEDIOBANCA INTERNATIONAL (LUXEMBOURG) S.A.

10334090585-v15	273	47-41087529

_____________________________________
By: Carlos Duarte
_____________________________________
By: Andrew Cotter
SCOTIABANK (IRELAND) DESIGNATED ACTIVITY COMPANY

10334090585-v15	274	47-41087529

_____________________________________
By: Luca Balestra
_____________________________________
By: Simon Obexer
UNICREDIT BANK GMBH, NEW YORK BRANCH

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The Mandated Lead Arrangers
_____________________________________
BARCLAYS BANK IRELAND PLC
By: Davide Ramelli

10334090585-v15	276	47-41087529

_____________________________________
BPER BANCA S.P.A.
By: Marco De Stefano

10334090585-v15	277	47-41087529

_____________________________________
DEUTSCHE BANK LUXEMBOURG S.A.
By: Belhoste S. Jabar

10334090585-v15	278	47-41087529

_____________________________________
KEYBANK NATIONAL ASSOCIATION
By: John J. DeLong

10334090585-v15	279	47-41087529

_____________________________________
WELLS FARGO BANK, NATIONAL ASSOCIATION
By: Tracie Plummer

10334090585-v15	280	47-41087529

The Original Lenders
_____________________________________
BANCO BPM S.P.A.
By: Arnaldo Janutolo Gros

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_____________________________________
By: Giantautas Jankauskas
_____________________________________
By: Frederic Revel
BANCO SANTANDER, S.A.

10334090585-v15	282	47-41087529

_____________________________________
BANK OF AMERICA EUROPE DAC
By: Matthieu Plateau

10334090585-v15	283	47-41087529

_____________________________________
BARCLAYS BANK IRELAND PLC
By: Davide Ramelli

10334090585-v15	284	47-41087529

_____________________________________
By: Laura Mutto
_____________________________________
By: Oriendo Pasquale Russano
BNP PARIBAS, ITALIAN BRANCH

10334090585-v15	285	47-41087529

_____________________________________
BPER BANCA S.P.A.
By: Marco De Stefano

10334090585-v15	286	47-41087529

_____________________________________
By: Simone Gastaldo
_____________________________________
By: Maura Mutti
CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK, MILAN BRANCH

10334090585-v15	287	47-41087529

_____________________________________
DEUTSCHE BANK LUXEMBOURG S.A.
By: Belhoste S. Jabar

10334090585-v15	288	47-41087529

_____________________________________
FIFTH THIRD BANK, NATIONAL ASSOCIATION
By: Jason Shrader

10334090585-v15	289	47-41087529

_____________________________________
By: Federico Rocchetto
_____________________________________
By: Anna Testera
ING BANK N.V., MILAN BRANCH

10334090585-v15	290	47-41087529

_____________________________________
INTESA SANPAOLO S.P.A.
By: Corrado Passoni

10334090585-v15	291	47-41087529

_____________________________________
JPMORGAN CHASE BANK, N.A., LONDON BRANCH
By: Utsav Rai

10334090585-v15	292	47-41087529

_____________________________________
KEYBANK NATIONAL ASSOCIATION
By: John J. DeLong

10334090585-v15	293	47-41087529

_____________________________________
By: Rocco Di Leo
_____________________________________
By: Erika Liaci
MEDIOBANCA INTERNATIONAL (LUXEMBOURG) S.A.

10334090585-v15	294	47-41087529

_____________________________________
By: Carlos Duarte
_____________________________________
By: Andrew Cotter
SCOTIABANK (IRELAND) DESIGNATED ACTIVITY COMPANY

10334090585-v15	295	47-41087529

_____________________________________
By: Luca Balestra
_____________________________________
By: Simon Obexer
UNICREDIT BANK GMBH, NEW YORK BRANCH

10334090585-v15	296	47-41087529

_____________________________________
WELLS FARGO BANK, NATIONAL ASSOCIATION
By: Tracie Plummer

10334090585-v15	297	47-41087529

The Agent
_____________________________________
By: Stefania Peverelli
_____________________________________
By: Simona Gherardi
MEDIOBANCA – BANCA DI CREDITO FINANZIARIO S.P.A.

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The Issuing Agent
_____________________________________
By: Stefania Peverelli
_____________________________________
By: Simona Gherardi
MEDIOBANCA – BANCA DI CREDITO FINANZIARIO S.P.A.

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The Swingline Agent
_____________________________________
KEYBANK NATIONAL ASSOCIATION
By: John J. DeLong

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The US Dollar Swingline Original Lenders
_____________________________________
BANK OF AMERICA, N.A.
By: Rutuja A. Madhav

10334090585-v15	301	47-41087529

_____________________________________
BARCLAYS BANK IRELAND PLC
By: Davide Ramelli

10334090585-v15	302	47-41087529

_____________________________________
JPMORGANCHASE BANK, N.A.
By: Utsav Rai

10334090585-v15	303	47-41087529

_____________________________________
KEYBANK NATIONAL ASSOCIATION
By: John J. DeLong

10334090585-v15	304	47-41087529

_____________________________________
WELLS FARGO BANK, NATIONAL ASSOCIATION
By: Tracie Plummer

10334090585-v15	305	47-41087529